10/14

07027463

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shinsei Bank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

FILE NO. 82- 34775

FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DAT : 10/22/07

Exhibit A-54

SHINSEI BANK

Annual Report 2007

082-34775

AR/S
3-31-07



Better Together



Given the challenges that we faced in fiscal year 2006, it was imperative that we draw upon our collective strengths. We have many–our proud heritage, our talented people, our specialized skills, our unwavering determination. We pulled together in new ways with a shared goal of serving the needs of all our stakeholders. Throughout the year, we were confronted with a challenging market environment and had to make difficult decisions to position ourselves for long-term growth. We continued to develop and deliver innovative products, services and solutions by focusing on our customers, working across our businesses and collaborating with our partners. The events and activities highlighted in this report exemplify Shinsei Bank's potential when we work together. They show how we can be "Better Together."

Customers

At Shinsei the customer experience is of paramount importance. Our value proposition is to understand our customers' needs so that we can provide them with the most appropriate solutions. In Institutional Banking this means that our relationship managers and product specialists must work together to obtain in-depth knowledge of our customers' businesses and the market environment. In Consumer and Commercial Finance we work closely with our merchant network to satisfy not only their own business needs but also the needs of their individual customers. Our Retail Banking business continues to lead the way with innovative products and services delivered through convenient channels to empower customers to choose how they want to do business with us.

Businesses

We serve a broad range of customers through our three strategic business pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. Though each business pillar retains specialist expertise tailored to specific customer and market segments, there is enormous added value to be gained by combining those skills to capitalize on new business opportunities that transcend a single market or to take advantage of cross-selling opportunities among businesses. As a result, we are actively engaged in identifying such opportunities and generating new sources of revenue.

Partners

We are a different kind of bank which primarily focuses on profitable and sustainable growth rather than size or market share. For this reason, partnerships play a fundamental role in the development of our business and are a key contributor to our success. We partner with regional banks and local financial institutions to expand our reach and deliver better products and services to customers. We actively partner with value-adding institutions that enable us to expand our businesses both in Japan and overseas. Of utmost importance, we partner with organizations which allow us to give back to the communities in which we operate to promote a sustainable environment for all our stakeholders.

Profile (Consolidated)

(As of March 31, 2007)

Establishment	December 1952
Total Assets	¥10,837.6 billion
Loans and Bills Discounted	¥5,146.3 billion
Securities	¥1,854.6 billion
Deposits, including Negotiable Certificates of Deposit	¥5,420.9 billion
Debentures	¥703.2 billion
Total Equity	¥933.2 billion
Total Capital Adequacy Ratio	13.1%
Tier I Capital Ratio	8.1%
Number of Employees:	
Shinsei Bank	2,248
Shinsei Bank and consolidated subsidiaries	5,364
Branches:	
Domestic	29 Branches, including Head Office; 9 Annexes
Overseas	1 Branch; 1 Representative Office

Contents

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2006 and 2007[1]

For the fiscal years ended March 31,	Billions of yen 2006	Billions of yen 2007	Millions of U.S. dollars[2] 2007
For the year:			
Net interest income	¥ 82.2	**¥ 95.4**	**$ 810.8**
Net fees and commissions	45.4	**46.4**	**394.4**
Net trading income	27.5	**17.8**	**151.2**
Net other business income	118.0	**96.6**	**820.4**
Total revenue	273.4	**256.3**	**2,176.8**
Net income (loss)	76.0	**(60.9)**	**(517.8)**
Cash basis net income[3]	101.9	**35.3**	**299.8**
Balances at year-end:			
Loans and bills discounted	¥4,087.5	**¥ 5,146.3**	**$43,694.2**
Total assets	9,405.0	**10,837.6**	**92,016.3**
Deposits, including negotiable certificates of deposit	4,071.7	**5,420.9**	**46,025.9**
Debentures	1,018.9	**703.2**	**5,971.3**
Total liabilities	8,287.8	**9,904.4**	**84,092.6**
Total equity[4]	855.3	**933.2**	**7,923.7**
Total liabilities and equity	9,405.0	**10,837.6**	**92,016.3**
Per share data:	Yen		U.S. dollars
Common equity[4]	¥380.20	**¥308.60**	**$ 2.62**
Fully diluted equity[4]	421.62	**355.09**	**3.01**
Basic net income (loss)	53.16	**(45.92)**	**(0.39)**
Diluted net income[5]	37.75	**—**	**—**
Dividends paid per common share	2.96	**2.66**	**0.02**
Cash basis per share data:	Yen		U.S. dollars
Basic net income	¥ 72.16	**¥ 23.82**	**$ 0.20**
Diluted net income	50.55	**18.41**	**0.16**
Ratios:	%	**%**	
Return on assets[6]	0.8	**(0.6)**	
Return on equity (fully diluted)[4][7]	9.3	**(8.1)**	
Tier I capital ratio	10.3	**8.1**	
Total capital adequacy ratio	15.5	**13.1**	

Notes:
(1) Since all yen figures have been truncated rather than rounded, the totals do not necessarily agree with the sum of the individual amounts. U.S. dollar figures and ratios have been rounded.
(2) Unless otherwise specified, dollar figures in this annual report refer to U.S. currency and are presented solely for the readers' convenience. U.S. dollar figures are translated at ¥117.78=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2007.
(3) Cash basis net income is calculated by excluding impairment and amortization of goodwill and intangible assets, net of tax benefit, from net income (loss) under Japanese Generally Accepted Accounting Principles.
(4) In December 2006, the Accounting Standards Board of Japan published a new accounting standard for the presentation of shareholders' equity which is effective for fiscal years ended on or after May 1, 2006. Under this accounting standard, certain items which were previously presented outside of shareholders' equity are now presented as components of equity.
(5) Fully diluted shareholders equity per share is calculated by dividing shareholders' equity at the end of the periods presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised with an applicable conversion or exercise price within the predetermined range at the end of the period.
(6) Return on assets is calculated by dividing net income (loss) by the average of total assets at the beginning and end of the period presented.
(7) Return on equity (fully diluted) is calculated by dividing net income (loss) by the average of fully diluted equity at the beginning and end of the period presented.

2000	March	Launched as an innovative Japanese bank under new management and new ownership
	June	Changed name from The Long-Term Credit Bank of Japan, Limited (LTCB), to Shinsei Bank, Limited
2001	May	Commenced operations of Shinsei Securities Co., Ltd.
	June	Launched *PowerFlex* comprehensive account and 24/7 ATM service
2002	February	Introduced *PowerSmart* housing loan
2003	April	Commenced operations of Shinsei Investment Management Co., Ltd.
	September	Established Hibiya Kids Park, an on-site children's day care center for Head Office staff–the first among Japanese banks
	December	Received *IFR*'s 2003 awards for best securitization deal and team
2004	February	Listed the Bank's common shares on the First Section of the Tokyo Stock Exchange
	April	Converted the Bank's long-term credit bank charter to an ordinary bank charter
	June	Converted to a Company with Committees board model
	July	Received *THOMSON DealWatch*'s IPO of the Year 2003 award for the stock listing
		Received *EUROMONEY*'s Best Bank in Japan 2004 award
	August	Ranked No.1 in the *Nihon Keizai Shimbun* customer satisfaction survey
	September	Acquired a controlling interest in APLUS Co., Ltd. (APLUS)
2005	March	Acquired a controlling interest in Showa Leasing Co., Ltd.
	May	Commenced operations of Shinsei International Limited
	June	Launched 32 color cash cards retail campaign
		Formed an affiliation with NORD/LB and WestLB AG for non-performing loan business in Germany
	August	Ranked No.1 in the *Nihon Keizai Shimbun* customer satisfaction survey
2006	February	Issued preferred securities and subordinated notes outside Japan
		Signed an agreement for a non-performing loan servicing company joint venture with Woori F&I Co., Ltd. in Korea
	March	APLUS acquired Zen-Nichi Shinpan Co., Ltd.
	July	Established Macquarie Shinsei Advisory Co., Ltd., a joint venture in Japan with Macquarie Bank Limited, an international investment bank based in Australia
		Executed a strategic investment in Jih Sun Financial Holding Co., Ltd. in Taiwan
		Commenced resolution of public funds
		Received *EUROMONEY*'s Best Bank in Japan 2006 award
	August	Ranked No.1 in the *Nihon Keizai Shimbun* customer satisfaction survey (Third year in a row)
	October	Established Rakuten Mortgage Co., Ltd., with Rakuten, Inc.
	November	Partially canceled Shinsei Bank common shares held as treasury stock
		Established strategic alliance with UTI Asset Management Company Pvt. Ltd. (UTI Asset Management)
	December	Issued GBP-denominated perpetual subordinated notes
		Commenced offering *Shinsei UTI India Fund*
2007	February	Senior Management changes and further acceleration of business transformation at APLUS
		Concluded a sponsorship agreement with UNICO Corporation
	March	Shinsei Retail Banking and APLUS partner to launch *Shinsei VISA Card*



A Time of Challenges and Opportunities

Fiscal year 2006 has been a difficult and challenging year. We have responded swiftly and decisively to significant changes in our business environment and have taken some bold and progressive actions that should position us well for renewed profitable growth in fiscal year 2007. To establish ourselves as a truly successful financial services group in a highly competitive environment, we must continue to differentiate ourselves by leveraging the rich diversity of skills and experience that have been fundamental to our transformation and growth over the past seven years. We believe that our strategy remains sound and through our continual focus on surpassing the expectations and needs of our customers, we will convert our challenges into opportunities.

The year commenced in a climate of reduced expectations of interest rate increases with strong competition for loans in a highly liquid market resulting in compressed loan margins. Financial market activity in both the institutional and retail sectors was also dampened by market volatility. As the year progressed, the legislative and market changes taking place in the consumer finance industry were to have a significant impact on the Bank's business and financial performance. We made deliberate efforts to respond in a decisive and timely manner to these changes by implementing a number of measures which included accelerating the consumer finance business transformation process; prudent provisioning; and recognizing substantial write-offs of investments, goodwill and intangibles. We believe these measures will ensure the viability and profitability of this business from fiscal year 2007 onwards.

Despite the impact of the changes on the consumer finance business, we continue to maintain a strong balance sheet and benefit from a sound business model, which is based on our three business pillars of Institutional Banking, Consumer and Commercial Finance, and Retail Banking. Our disciplined risk management capability, advanced information technology systems and best in class corporate governance and compliance structure are fully integrated into our wide range of products that serve all our customer segments. We have also clearly demonstrated over the past few months that we remain committed to the highest level of transparency to provide our stakeholders and the market as a whole with timely information on our performance and results.

Fiscal Year 2006: A Challenging Year

For the fiscal year ended March 31, 2007, on an operating basis, consolidated total revenue was ¥268.3 billion, a decline of 2.0% over fiscal year 2005. General and administrative expenses increased from ¥135.9 billion to ¥149.9 billion due mainly to increased product and customer support required for further expansion of all three business pillars. Consequently, the expense to revenue ratio increased from 49.7% to 55.9%.

Net credit costs increased to ¥51.9 billion mainly due to higher credit provisions in APLUS relating primarily to delays in collections, a stricter credit reserve policy and other losses. Impairment of goodwill and intangible assets relating to APLUS, net of tax benefit, amounted to ¥78.8 billion. As a result, Shinsei Bank recorded a consolidated net loss for the year ended March 31, 2007 of ¥60.9 billion, compared to a net income of ¥76.0 billion in the previous fiscal year. Excluding goodwill and intangible asset impairment and amortization, net of tax benefit, consolidated cash basis net income for fiscal year 2006 was ¥35.3 billion, compared to ¥101.9 billion for fiscal year 2005.

The impairment of investments and valuation allowances in our consumer finance business resulted in a non-consolidated net loss for the year ended March 31, 2007 of ¥41.9 billion, compared to net income of ¥74.8 billion in the previous fiscal year. Consequently, the Bank did not meet the target set in its revitalization plan agreed upon with the Japanese Government.

During fiscal year 2006, Shinsei Bank's consolidated loans and bills discounted balance increased 25.9% from ¥4,087.5 billion to ¥5,146.3 billion and total deposits grew 33.1% from ¥4,071.7 billion to ¥5,420.9 billion. As of March 31, 2007, Shinsei Bank's Tier 1 and Total capital adequacy ratios, Basel II basis, were 8.1% and 13.1%, respectively.

Leveraging the Three Pillar Business Strategy through Working Together

We continue to expand our businesses and broaden our customer base through our three business pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. A significant development during the year was the growing interaction between the various businesses within each pillar and among the pillars themselves, which has led to a substantial increase in synergies both in terms of business cross-sales and referrals, joint business ventures and cost saving opportunities.

In Institutional Banking, product specialists and relationship managers worked closely together to increase products per customer. Our corporate lending increased as customers provided us the opportunity to offer them new solutions. Our relationships with regional banks and other local financial institutions, with whom we work as partners, continued to strengthen. We have also forged long-standing relationships with our real estate customers. Going forward, the Japanese public sector shows great potential as we offer innovative solutions.

In Consumer and Commercial Finance, our consumer finance subsidiary APLUS is developing closer and profitable ties with key merchant customers and establishing highly productive partnerships. Our leasing subsidiary, Showa Leasing, is deepening relationships with small and medium-sized enterprise (SME) customers by offering additional products.

Retail Banking has continued to expand its product range in an effort to improve upon consultation services for retail customers as well as work closely with Institutional Banking to better serve the needs of our high net worth individuals. Furthermore, Retail Banking and APLUS are working together to offer new products and services such as the new *Shinsei VISA Card* launched in March 2007.

Our Banking Infrastructure Group not only works closely with our businesses to support and improve their product and service offerings, but also works in direct partnership with some of our customers. In this way, Shinsei Bank is providing technical support and expertise that promotes our customers' business growth.

A Different Kind of Japanese Bank

We look forward to fiscal year 2007 with confidence, focused on profitability and growth. We are committed to transforming our consumer finance business model to one that is profitable and sound. We will focus on delivering the right solutions to our growing retail customer base to restore our Retail Banking business to profitability. We will further strengthen our Institutional Banking business to develop sustainable and recurring revenue streams. We strive to continually improve our risk management, compliance, corporate governance and technology functions in order to remain a high performance organization. We must continually work to create an integrated, high performance, transparent and universally understood Shinsei culture by ensuring that our employees embrace and live our vision and values internally and when meeting the needs of our customers.

The environment that we operate in is constantly changing and our competition is intensifying, all of which underlies our need to lead the market through innovation. We are always seeking new opportunities on how to better serve our customers, which drives us to find optimal ways to interact with them and improve their experience with us. We believe that delivering value that exceeds our customers' expectations will lead to a more loyal and profitable customer base. To achieve this, Shinsei Bank will continue to find cutting-edge, tailored solutions for all our customers in all three business pillars while leading the market to position ourselves as the "bank of choice."

At this time, we would like to sincerely thank our customers for their continued business, our shareholders for their generous support and guidance, and our employees for their unwavering commitment.

We recognize that our results for fiscal year 2006 were not acceptable. We are committed to creating sustainable value for all our stakeholders and confident of our capabilities and strategy to realize our business and financial targets for fiscal year 2007.

June 19, 2007

Thierry Porté
President and CEO

Junji Sugiyama
Chairman

Q: What were the major factors that led to such a substantial reduction in Shinsei Bank's financial results in fiscal year 2006?

Thierry Porté: Clearly the most material impact on our financial results has been the amount of provisions and charges related to our consumer finance business as a consequence of the significant legislative and market changes affecting the industry these past months. These provisions and charges can be divided into three broad categories. First, provisions and charges relating to claims for future possible losses on reimbursements of excess interest payments, commonly referred to as grey zone, and loan losses. Second, restructuring costs to accelerate the business transformation process at our consumer finance subsidiary APLUS and affiliate Shinki. Third, impairment of goodwill and intangible assets relating to APLUS impacted our consolidated financial results. Impairment of investments and valuation allowances, relating to our investments in consumer finance entities, impacted our non-consolidated financial results. It certainly was a lot for us to absorb in just one year. However, we consider these provisions and write-offs to be largely non-recurrent and the steps we have taken should allow us to return to profitable growth from fiscal year 2007 onwards.



Q: Why did you not anticipate earlier the impact of the changes in consumer lending laws? Why did you revise the level of provisions twice during the second half of the year? Are these provisions going to be sufficient going forward?

Junji Sugiyama: Frankly, the changes in the consumer lending legislation and their impact on the industry took everyone by surprise. We had already started to change our consumer finance business model some time ago but decided to accelerate this process in light of the rapid development of events. The provisions that we initially made in response to guidelines from the Japan Institute of Certified Public Accountants, announced in October 2006, were reviewed at the time with our external auditors and considered to be sufficient and in conformity with those guidelines. As we continued to monitor market developments, more information relating to grey zone claims became available. Accordingly, we adjusted our grey zone provisioning on March 31, 2007. We also had to estimate the expected credit crunch impact on credit costs from the reduction in the interest rate ceiling resulting from the new legislation passed in December 2006. We consider these adjustments to be adequate. However, it is not possible to be fully certain that a further deterioration in the market environment will not require some additional action on our part going forward.

Q: Could you explain the reasoning behind the impairment charges that you had to take this year? When did you realize that they would be required? Is there any possibility that you will have to make more charges of this nature again next year?

Thierry Porté: First let us look at "impairment". The need for impairment arises when the fair value of an investment, goodwill or an intangible asset is significantly lower than its book value. As soon as it became clear that the impact of the changes in legislation on the consumer finance industry would affect the value of our investments in APLUS and the goodwill and intangible assets relating to APLUS, we immediately arranged for an independent party to carry out the necessary impairment testing. We believe that we have adequately provided for the impairment charges.

Q: In view of the challenges facing the consumer finance business, what will happen to the Bank's Consumer and Commercial Finance business going forward?

Junji Sugiyama: Let me first say that we see our Consumer and Commercial Finance business as strategically important to our future growth. This business complements our other two business pillars by covering a different range of products, services and customer segments. It also provides opportunities for leveraging revenue and cost synergies. Though fiscal year 2006 has been a challenging time for the consumer finance business, the commercial finance and specialty property businesses continued to post good results. Furthermore, the skills and experience that we are continually accumulating in the consumer and commercial finance markets should allow us to take advantage of opportunities that major changes in this sector may provide in the future.

Q: The Retail Banking business has been slightly unprofitable this year. Why is this and what is the outlook of this business going forward?

Thierry Porté: I have to say that our retail business in the past relied excessively on our popular structured deposit products. In fiscal year 2006, structured deposits were impacted by lower demand due to expectations of interest rate increases. Although we have expanded our product base significantly, the growth in revenue from other products has still to offset the decline in structured products revenue. We expect revenue to continue growing as we launch more products, including a credit card and new loan products, work together with APLUS and target customer needs more effectively. Meanwhile, our retail customer account base, which is now over two million, continues to grow. We believe that our retail business has the potential to grow faster in terms of both revenue and profit compared to our other business pillars over the medium-term and can contribute to a more balanced profit composition over the next three to five years.

Q: Institutional banking is a highly competitive business. How are you continuing to grow it?

Thierry Porté: I would like to highlight the fact that our primary objective is not to grow market share in this already highly competitive environment. We are focusing on enhancing existing customer loyalty and profitability. We are deepening our relationships with our key customers in the corporate, financial services, real estate and public sectors by providing solutions that meet specific needs and deliver clear value. We are expanding value-adding businesses that offer good earnings growth potential such as capital markets solutions, asset management and advisory services. These complement already well established core businesses such as non-recourse lending, credit trading and securitization. We already have clear evidence that increasing the number of products per customer significantly enhances customer profitability. Working together with key customers as long-term partners rather than pursuing individual deals is the best way to improve the quality and recurrence of earnings in this business.

Q: Overall, has your financial performance this year persuaded you that you need to review and revise your three pillar business strategy?

Junji Sugiyama: Our strategy has not changed. We are committed to sustaining long-term profitable growth based on a diversified three pillar business model. We believe that each of our three business pillars is in a different life stage and faces unique challenges and opportunities. Institutional Banking includes mature core businesses which provide stable earnings but we are developing other businesses that offer good revenue growth potential. Consumer Finance is currently facing strong headwinds. But we believe that we are well positioned to take advantage of opportunities for future profitable growth both organically and through selective acquisitions. Retail Banking has significant growth potential as we focus on more targeted cross-selling to a continuously growing customer base. We are also generating additional value in terms of referrals and cost synergies through co-operation across the different business pillars.

Q: How do you expect to grow earnings at an adequate pace going forward? Can you do this through organic growth alone or will you look for acquisition opportunities? If so, what kind of acquisitions are you considering?

Thierry Porté: I believe that our earnings can grow significantly by simply providing better service to our customers. When I say "better" I mean both meeting their needs with better products and services while focusing on customer profitability. We already have an established and growing institutional and retail customer base but product penetration and profitability, though improving, remains low. Earnings growth can certainly be accelerated through selective acquisitions or partnerships. Possible areas of interest for us include consumer and commercial finance and retail banking. We are also making selective investments overseas where we can generate attractive returns by leveraging our specialist skills and know-how.



Q: How is your growth strategy affected by the fact that you will continue to be restricted by the regulators until you repay all remaining public funds? When and how do you expect to resolve the public funds issue?

Junji Sugiyama: The Japanese Government's interests are aligned to our own in terms of achieving sustainable, profitable growth at Shinsei Bank. We will continue to maintain strong capital ratios and retain the financial flexibility to approach the capital markets to support our growth plans. While bearing in mind the interests of all our stakeholders and recognizing the importance of repayment of public funds to the Japanese Government, we think these funds provide us with high quality capital, which we plan to use efficiently and effectively. We will continue to collaborate with the regulators on an ongoing basis.

Q: Mega banks have cleaned up their balance sheets, repaid public funds and are now competing aggressively on all business fronts. How are you going to compete in this kind of environment?

Junji Sugiyama: Well, we are not a mega bank so we have to follow the best strategic course for Shinsei to ensure long-term growth. Our stakeholders expect us to be not just different but better, smarter and faster and we do our utmost to fulfill these expectations. We are focusing on enhancing customer loyalty and profitability by constantly developing innovative products and services based on global best practices. I believe that our organizational scale and operational infrastructure also provide us with greater agility and flexibility to respond quickly to the changing needs of our customers.

Q: You claim to be a leader in terms of technology and risk management but is it not only a matter of time before the competition catches up?

Thierry Porté: Honestly, I do not think it is just a matter of time but that does not mean we are staying idle. We are continually working to improve. We are proud of our Information Technology (IT) system which we believe remains unique in the Japanese financial sector as it is based on a modular platform that can be expanded and updated quickly and economically as compared to a traditional mainframe system. In theory, other competitors could replicate a similar platform but it would entail a major, time-consuming and expensive overhaul of their existing systems. We apply this technology leadership to work closely with our business units to provide convenience and value to our customers and to work in partnership with customers to provide them with technical solutions to grow their businesses.

Our risk management capability is continually upgraded to provide our businesses with the necessary support and advice so that they may respond quickly and effectively to our customers' financial needs. Risk Capital is key to our disciplined decision making. In addition, we have implemented a system to more effectively manage portfolio diversification across the entire Bank. This will lead to even more efficient capital allocation and improved return/risk portfolio performance. Shinsei leads Japan in implementing the organization and systems to facilitate this portfolio approach for managing the Bank. We would welcome the adoption of this approach by other financial institutions, since we believe that this would benefit the market as a whole.

Q: You also claim to be best-in-class in terms of corporate governance but Shinsei Trust & Banking (STB) was ordered to suspend their business partly this year and your retail product promotion practices have been questioned by the regulators. Are you vulnerable to the possibility of further issues of this nature in view of the authorities' tough stand on consumer and investor protection?

Thierry Porté: We greatly regret and have assumed full responsibility for the actions that led to the improvement order relating to our trust business last year and have taken all possible measures to strengthen our compliance and corporate governance systems to ensure that this kind of situation does not reoccur. The business improvement plan we submitted to the Financial Services Agency (FSA), has greatly strengthened the internal control systems at STB. We appointed a new President last June and have established a "Shinsei Trust Bank Oversight Committee" with myself and other senior executive officers as members in order to monitor and assist STB. We are committed to take all possible measures to strengthen our internal compliance and corporate governance systems to ensure that this kind of situation does not reoccur.

Regarding our product promotion practices, we have always observed all relevant laws and guidelines but recognize that the representation of one of our advertisements last year may have caused some consumer misunderstanding which is why the Bank received a cease and desist order from the Japan Fair Trade Commission earlier this year. Since we consider it essential to maintain the trust of our customers, we have taken measures to provide clear and fair explanations of our products and services, including the establishment of a "Consumer Advertising Monitoring Program" in which Shinsei Bank advertisements are overseen by a panel of consumers.

Q: What are your views on the outlook for the Japanese economy and Japanese financial sector?

Junji Sugiyama: The recovery of the Japanese economy is clearly on track and the general outlook appears favorable. However, although the health of the Japanese banking sector has clearly improved, the current market environment continues to be challenging for the financial services industry as a whole. Reduced expectations regarding interest rate increases, strong competition and regulatory changes are all having a significant impact on the sector. I believe that those institutions that are quickest to adapt to these changes and to stand out as offering real value to their stakeholders will have a good year.

Senior Management

(As of June 19, 2007)

Thierry Porté
Representative Statutory Executive Officer, President, Chief Executive Officer

Masazumi Kato
Senior Managing Executive Officer, Head of Institutional Banking Group (Financial Institutions and Public Sector), Head of Financial Institutions Business Sub-Group

Junzo Tomii
Senior Managing Executive Officer, Head of Institutional Banking Group (Corporate Clients)


Masazumi Kato & Thierry Porté & Junzo Tomii

Junji Sugiyama
Representative Statutory Executive Officer, Chairman

Dhananjaya Dvivedi
Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group

Hirotaka Terai
Senior Managing Executive Officer, Head and Chief Operating Officer of Retail Banking Group


Dhananjaya Dvivedi & Junji Sugiyama & Hirotaka Terai

Statutory Executive Officers



Kazumi Kojima & Rahul Gupta & Yoshikazu Sato

Rahul Gupta
Senior Managing Executive Officer,
Chief Financial Officer

Kazumi Kojima
Managing Executive Officer,
Head of Corporate Affairs Group

Yoshikazu Sato
Statutory Executive Officer,
Head of Technology Sub-Group



Kazuya Fujimoto & Sang-Ho Sohn & Norio Funayama

Sang-Ho Sohn
Senior Managing Executive Officer,
Head and Chief Executive of
Institutional Banking Group

Kazuya Fujimoto
Statutory Executive Officer,
Head of Public Sector Finance
Sub-Group

Norio Funayama
Statutory Executive Officer,
General Manager of Office of
Strategy Management



Michiyuki Okano & Michimasa Honda & Takashi Tsuchiya

Michimasa Honda
Statutory Executive Officer,
General Manager of Financial
Institutions Business and Public
Sector Finance Division

Michiyuki Okano
Statutory Executive Officer,
Head of Operations Sub-Group
Head of Retail Services Sub-Group

Takashi Tsuchiya
Statutory Executive Officer,
General Manager of
Osaka Branch, General Manager
(Special Assignment) of Corporate
Banking Business Sub-Group

Board of Directors

(As of June 19, 2007)

Thierry Porté
Representative Statutory Executive Officer, President, Chief Executive Officer

Minoru Makihara
Senior Corporate Advisor, Mitsubishi Corporation

Shigeru Kani
Former Director, Administration Department, The Bank of Japan, Professor, Yokohama College of Commerce


Minoru Makihara & Thierry Porté & Shigeru Kani

Junji Sugiyama
Representative Statutory Executive Officer, Chairman

J. Christopher Flowers
Chairman, J.C. Flowers & Co., LLC

Fred H. Langhammer
Chairman, Global Affairs, The Estée Lauder Companies, Inc.


J. Christopher Flowers & Junji Sugiyama & Fred H. Langhammer

Nobuaki Ogawa
Lawyer

Yasuharu Nagashima
Lawyer

Lucio A. Noto
Former Vice Chairman, Exxon Mobil Corporation


Yasuharu Nagashima & Nobuaki Ogawa & Lucio A. Noto



John S. Wadsworth, Jr. & Hiroyuki Takahashi & Teruaki Yamamoto

Hiroyuki Takahashi
Former Director, Japan Corporate Auditors Association

John S. Wadsworth, Jr.
Advisory Director, Morgan Stanley

Teruaki Yamamoto
Director, Vice Chairman, APLUS Co., Ltd.



Michael J. Boskin



Emilio Botín

Michael J. Boskin
Professor, Stanford University

Emilio Botín
Chairman, Grupo Santander

Senior Advisors



Masamoto Yashiro & John S. Reed

Masamoto Yashiro
Former Chairman and CEO, Shinsei Bank, Limited

John S. Reed
Former Chairman, Citigroup Inc.



Paul A. Volcker



Takashi Imai

Paul A. Volcker
Former Chairman, Board of Governors of the Federal Reserve System

Takashi Imai
Senior Advisor, Honorary Chairman, Nippon Steel Corporation

Our Business Model Organized Around the Customer

Our business model is strategically organized around three pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. These three business pillars cover a broad range of product and customer segments which provide the Bank with a diversified source of revenue streams. An advanced technological infrastructure, best in class corporate governance, compliance and risk management capabilities provide flexibility, scalability and speed to market, while close interaction across the different businesses generates both revenue-earning and cost-reducing synergies through referrals, joint customer solutions and resource sharing.

Institutional Banking

- Unique hybrid commercial and investment banking model
- Value-added products and services
- Integrated product specialist and relationship manager teams providing innovative solutions

Consumer and Commercial Finance

- Implementation of Shinsei's expertise
- Synergies with Institutional Banking and Retail Banking businesses
- Organic growth and opportunistic strategic acquisitions

Retail Banking

- Customer-friendly products and services
- Strong brand recognition
- Customer focused "bricks and clicks" distribution model


Institutional Banking
Consumer and Commercial Finance
Customers
Retail Banking
Risk Management
Compliance
Corporate Governance
Technology



Institutional Banking

Our Institutional Banking operations face a highly competitive business environment, so we strategically organize our business around the customer in order to promote loyalty and profitability. Our unique hybrid commercial and investment banking model brings together product specialists with global experience and customer relationship managers with strong, long-standing relationships. This collaboration facilitates our efforts to offer innovative solutions and allows us to deepen relationships with our key customer segments–Corporations, Financial Institutions and the Public Sector. We believe that working together with key customers as long-term partners rather than focusing on individual deals is the best way to improve the quality and recurrence of earnings in this business.

Working Together with our Customers

Corporations

In addition to more traditional banking products and services, our corporate relationship management teams have been offering an increasingly diverse range of innovative and value-added financial solutions, such as capital markets products, real estate finance and advisory services.

We focus more on working closely with key customers rather than merely growing our customer base. This enables us to understand our customers' needs more comprehensively and allows us to offer the most appropriate solutions. By concentrating on meeting the needs of key customers, we realize greater product penetration. Consequently, we allocate a significant percentage of our relationship managers' time to our key and priority customers, focusing on our average product penetration ratio.

Financial Institutions

We are successfully leveraging our strong and long-standing relationships with regional banks and local financial institutions by recognizing them as partners rather than competitors. We provide them with business solutions through loans, guarantees and advisory services, while collaborating with them on projects such as loan syndications and corporate finance deals. In turn, they provide us with an important channel to expand our distribution capability for products such as structured deposits and mutual funds.

Public Sector

As the Japanese economy continues to shift from the public to private sector, we have placed increasing importance on addressing the needs of our long-standing customers in the public sector, who require alternative sources of funding and new financing solutions. Shinsei's Public Sector Finance Sub-Group provides a wide range of solutions to nation-wide customers in the public sector such as governmental agencies, municipalities and affiliated associations. In addition to structured and syndicated loans we are also providing advisory services.

Working Together to Provide Innovative Solutions

To enhance customer loyalty, which leads to increased product penetration and profitability, we focus on leveraging our expertise to provide value-added solutions. Our various product specialists work closely together with relationship managers and the Bank's subsidiaries and partners, both domestic and overseas, to provide such products and services. This has allowed us to develop a number of core businesses such as non-recourse lending, credit trading and securitization, which are being complemented by an expanding range of value-added businesses that offer strong earnings growth potential such as capital markets solutions, asset management and advisory services.

Loan Business

Loan demand from both new and existing corporate customers led to asset growth in Institutional Banking without compromising asset quality during fiscal year 2006. Though there is compression of lending margins due to strong competition in a liquid market, we continue to price loans based on adequate risk-return hurdle rates.

In addition to corporate lending, we are a leader in non-recourse lending and we are active in syndicated lending, project finance and leveraged lending.

Securitization and Credit Trading

The quality and innovation of our securitization and credit trading operations have established Shinsei as a leader in what have now become core businesses. As these businesses become increasingly mature, we have been actively working on ways to extend and enhance their contribution to the Bank's profitable growth.

As the securitization market has evolved in Japan and competition has intensified, we have increasingly focused on developing new asset classes and whole business securitization to maximize returns and diversify revenue streams.

We continue to provide premium service in a broad array of areas ranging from servicing of non-performing loans (NPLs) to primary, back-up, and special servicing for securitization schemes. Though this business continued to perform strongly during fiscal year 2006, growth prospects may be impacted as the Japanese economy recovers. The expansion of our non-performing loan workout and credit trading business in markets outside Japan should more than compensate for this impact.

Capital Markets Distribution

To offer our customers a broader range of innovative solutions, we have been boosting our capital markets capability both at the Bank and at our subsidiary,

Mr. Hideyuki Nose, President of Daito Bank



Daito Bank, Limited aims to strengthen its earnings base and reinforce the quality of management as we retain a sharp focus on meeting our customers' needs. To accomplish these goals, I think that our most pressing issues were improving profitability and enhancing our capital base. But developing new products that can improve earnings is not an easy task for a regional bank alone. Furthermore, we required more capital to become competitive. Overall, we examined many ideas to determine the best course of action.

Shinsei Bank helped us develop products that target our customers' needs and provided the know-how to offer those products. Furthermore, they worked closely with us so that we could offer the various products in a manner best suited to our operations. With this support, we were able to introduce several products and services that were well received by our customers. As we started to launch new kinds of products, I believe they had a big impact on other regional banks. Shinsei Bank did much more than merely provide us with new products. As a source of outstanding and well-timed follow-up support, they were an enormous help in carrying out our business strategy.

Increasing capital by relying on earnings is a slow process. This is why I decided to ask Shinsei Bank for advice on optimizing our capital base. They examined this issue from many angles and came up with the most suitable plan. As a result, in December 2006 we issued securities in support of our capital strategy. I was very impressed with Shinsei Bank's skill in designing financial instruments and their quick response to all our needs.

I consider Shinsei Bank to be extremely skilled and knowledgeable in their approach to achieve a high degree of customer satisfaction. I look forward to growing our partnership with Shinsei Bank as we continue to benefit from their sophisticated and innovative proposals and insight.

April 17, 2007

Shinsei Securities Co., Ltd. Our capital markets activity, including securities and foreign exchange, as well as equity, interest rate and credit derivatives trading, continues to be largely customer driven with limited proprietary risk.

With regard to derivative transactions, we have conducted intensive joint marketing efforts with relationship managers to identify our customers' hedging, funding and investment needs. In particular, we offer equity-linked deposit products. We also collaborate with our Retail Banking business in developing new types of investment products.

Corporate Advisory and Revitalization Business

As we seek to deepen our relationships with key customers, we are also improving our advisory service capability. Concurrently, we are leveraging our hands-on experience and know-how to proactively provide solutions that help customers strengthen their financial fundamentals and improve asset efficiency by restructuring their businesses through measures such as divestitures and acquisitions.

Wealth Management

Our Wealth Management Division, a joint venture with Retail Banking, is focused on high net worth individuals and owners of small and medium-sized companies to provide innovative solutions for both their personal and business needs.

Asset Management

We believe that we can best serve the needs of our customers by offering "best in class" asset management solutions. We achieve this by focusing on leveraging our global relationships with leading European and U.S. asset management companies, such as Ramius Capital Group, LLC, BlueBay Asset Management Limited and Smith Breeden Associates, Inc., to deliver advanced, unique investment products to both institutional and retail customers through the Bank's own distribution channels and local partners such as regional banks. Our investment trust and investment advisory subsidiary, Shinsei Investment Management Co., Ltd., carefully selects investment products through a rigorous process of identification, analysis and evaluation, from a wide range of global and domestic products based on customer demand. We also have a strategic partnership with India-based UTI Asset Management, to distribute India-specific investment products to investors in Japan.

Working Together with International Partners

We set ourselves apart from the local competition by leveraging our global capabilities and forming alliances and partnerships with a number of distinguished regional and global financial institutions.

Shinsei International Limited started its business in May 2005 and is geared primarily to the needs of Japanese customers. Leveraging the Euromarket, Shinsei International structures and arranges securitization and structured financial products, which are distributed through Shinsei Securities.

Shinsei leverages expertise in NPLs by actively pursuing and repackaging NPL portfolios through overseas joint ventures with NORD/LB and WestLB in Germany and Woori F&I Co., Ltd./ Woori Financial Group in South Korea. In July 2006, we made an important strategic investment in Jih Sun Financial Holding Co., Ltd. (Jih Sun) in Taiwan. Through this investment, Jih Sun will be able to leverage Shinsei's risk management and IT development and offer its customers competitive niche financial products and services.

Macquarie Shinsei Advisory Co., Ltd. our joint venture established in July 2006 in Japan with Macquarie Group, focuses on advisory services relating to investment in the Japanese market which has substantial amounts of public and private infrastructure and also aims to provide solutions that address privatization reforms in the Japanese public sector. The partnership is already identifying interesting opportunities relating to the acquisition and management of assets in infrastructure and targeted related sectors, including telecommunications, media and transportation.

Consumer and Commercial Finance



Consumer and Commercial Finance serves three markets: consumer finance, commercial finance and specialty property finance and caters to the needs of both consumers and small businesses. This business complements our other two business pillars by expanding our range of products and services and broadening our customer base while providing opportunities for leveraging revenue and cost synergies within the Bank. We have developed this business by acquiring and incorporating a number of "non-bank" subsidiaries or affiliates which, as key partners, have become an integral part of Shinsei Bank Group, rather than just a collection of associated companies. By working closely together with these subsidiaries, we are leveraging the same core competencies already proven effective in our Institutional Banking and Retail Banking.

Fiscal year 2006 was a challenging year for Consumer and Commercial Finance. Legislative and market changes in the consumer finance industry have highlighted the importance of implementing a clear strategy based on the development of efficient business platforms, diversification of business and revenue sources, and a clear focus on profitability. The skills and experience that we have acquired in the consumer and commercial finance markets should position the Bank to take advantage of opportunities that major changes in this sector may provide in the future.

Consumer Finance

Shinsei Bank's consumer finance solutions are offered through our subsidiary APLUS Co., Ltd. (APLUS) and SHINKI Co., Ltd. (Shinki), an equity-method affiliate.

APLUS

APLUS provides installment sales credit, credit cards, consumer loans and guarantee/collection services to individuals either through merchant partners or directly. APLUS has established deep and long-standing relationships with many merchant partners and strives to work closely with them to grow the business together.

Installment sales credit

APLUS provides credit to customers who wish to make installment purchases at any of our approximately 260,000 merchant partners. Automobile financing is the largest component of this business and includes tie-ups with important merchants such as BMW Japan Finance Corporation.

Credit cards

APLUS also extends credit to consumers through credit cards. As of March 31, 2007, APLUS had approximately 5.6 million credit card customers. APLUS extends credit to consumers mainly through merchant partners, many of which have large numbers of customers, to extend its reach and prominence in the growing credit card business. In March 2007, APLUS partnered with Retail Banking to launch the *Shinsei VISA Card*.

Loan cards

APLUS provides unsecured consumer finance credit through loan cards. As of March 31, 2007, APLUS had approximately 850,000 loan cards outstanding.

Loan guarantees

In addition to providing financing, APLUS also extends credit in the form of guarantees, mainly on installment sales credit provided by other lenders to customers of APLUS' merchant partners.

Billing settlement services

APLUS leverages its collection network infrastructure to provide billing management services to over 3,900 customers such as communication, insurance and mail order companies.

Accelerating the Business Transformation at APLUS

In response to the changes facing the consumer finance industry, APLUS has accelerated its efforts to execute a fundamental business transformation and has already successfully undertaken significant cost reduction measures to optimize the organization. From fiscal year 2007 onwards, APLUS will focus on a new, sustainable business

model and the transformation of its earnings structure with the aim of returning to sound profitable growth.

We are firmly committed to supporting APLUS by providing financial, management and technical resources to strengthen the transformation process. To this effect, in March 2007, Mr. Junji Sugiyama, Chairman of Shinsei Bank, was appointed non-executive Chairman of APLUS and Mr. Clark Graninger, former Executive Vice-President of Shinsei Bank, became President and Chief Executive Officer of APLUS.

Shinki

Shinki, a 36.4% owned equity-method affiliate, offers the unique *No Loan* brand consumer loans to individuals and SME owners. Like APLUS, Shinki has responded to the challenges facing the consumer finance industry by making significant provisions, enhancing efficiency and accelerating the transformation of its business model.

Commercial Finance

Shinsei's commercial finance business is carried out by our subsidiary Showa Leasing and its group company Shinsei Business Finance.

Showa Leasing

Showa Leasing is a leading general and automobile leasing company with a strong heritage and significant customer base across Japan. Showa Leasing operates from an attractive small and medium-sized business platform into which Shinsei Business Finance was integrated to achieve further scale. Over 350 sales representatives provide leasing

Mr. Clive Prevost, Representative Director and President of BMW Japan Finance Corporation



BMW Japan Finance Corporation's relationship with APLUS goes back many years. However, as time went by, we found that we were not obtaining the level of service that we required in terms of speed, quality and cost. We strongly felt that we needed a partner that understood the importance of keeping pace with the progressive nature of our demanding needs and, in September 2005, decided to convey our concerns to Shinsei Bank's senior management. Within hours, an off-site meeting was set up at which a team of senior Shinsei managers explained to us how they would determine carefully what our specific requirements were and work on the appropriate solutions to meet our needs.

The level of commitment to the customer demonstrated by Shinsei Bank, their sound financials and the quality of their management team persuaded us to accept their offer to work together on finding the right solutions for us.

The development of these solutions, which entail a complete overhaul of the technological interface between BMW Japan Finance and APLUS, has been progressing at a pace that has clearly exceeded our expectations. The accessibility to Shinsei Bank's senior management and key staff is also something that we have not encountered elsewhere and we feel sets Shinsei apart from other institutions. We feel that Shinsei Bank shares a common vision with BMW to be a change agent and by working together we are sure that we can help each other to gain a leading edge in our respective businesses.

March 2, 2007

and installment sales to approximately 45,000 business customers and over 820 dealer partners.

Upon acquisition by Shinsei Bank, Showa Leasing was able to lower its funding costs as its balance sheet was cleared of non-core or underperforming assets which led to an upgrade in its credit ratings. Showa Leasing is focused on expanding its position in the domestic leasing market through its strong relationship with Resona Group as well as expanding its relationships with other business origination partners. This provides Shinsei Bank with an increasingly efficient and effective platform for future acquisitions in this business area.

Working together, Shinsei Bank and Showa Leasing concluded a sponsorship agreement with UNICO Corporation (UNICO) to revitalize its business. UNICO represents one of the valuable opportunities that our Consumer and Commercial Finance business targets in the domestic market to expand our customer base and the reach of our customer solutions advisory capability.

Shinsei Business Finance

Shinsei Business Finance Co., Ltd., a joint venture between Shinsei and NIS Group Co., Ltd. (NIS Group), combines our corporate analysis capabilities and NIS Group's extensive market experience to create and provide products that meet the funding needs of a customer segment that falls between those normally served by banks and consumer loan providers. To enhance synergies between the two subsidiaries, a 75% stake of Shinsei Business Finance was sold to Showa Leasing in October 2006.

Specialty Property Finance

Until May 2007, Shinsei Bank was active in specialty property finance through two group companies, Shinsei Property Finance Co., Ltd. and Life Housing Loan Co., Ltd. (Life Housing Loan). Shinsei Property Finance provides real estate secured loans for individuals and small property development loans to the micro-business market.

As there were few additional synergies that could be generated between Life Housing Loan and other areas of the Bank group going forward, we divested this subsidiary in May 2007.

Consumer and Commercial Finance Customers and Product Coverage


Commercial Finance
Consumer Finance
Shopping credit
Credit card
Consumer loan
Property Finance
Business to Business
Business to Business to Consumer
Business to Consumer
LARGE CORPORATIONS
MIDDLE MARKET
SME MARKET
MICRO BUSINESS MARKET
CONSUMER MARKET
• General and auto leasing/ installment finance
• Structured finance
(Shinsei Business Finance)
• Unsecured business finance
APLUS
• Installment sales credit, loans and credit cards to consumers via merchant partners
• Settlement, servicing, etc., for businesses
• Unsecured lending for consumers including business owners
(Shinki)
• Unsecured lending for consumers including business owners
• Home equity loans
• Financing for small property developers


Reta

In April 2007, just six years after launching our Retail Banking business, we reached an important milestone by surpassing two million accounts. We believe that many people decide to make Shinsei their banking partner, despite numerous alternative choices, because of our focus on and commitment to our customers. Our goal is to go beyond meeting customer expectations and to make it easier for our customers to conduct business with us and to deepen our relationships with them. Our No.1 ranking in the *Nihon Keizai Shimbun* customer satisfaction survey, for the third year in a row, offers one clear measure of our success in these efforts.

Fiscal year 2006 proved to be a challenging year but also an important phase in the development and maturation of Retail Banking. We took great steps to further diversify revenue streams in order to avoid excessive reliance on specific products. We accomplished this by continuing to introduce new and innovative products through convenient channels and providing reliable and professional consultation services to become our customers' "best money advisor."

Working closely with other areas of the Bank, subsidiaries and overseas partners, we have combined our skills and know-how to provide tailored products and services to our customers. We have also continued to leverage our advanced technology capability to swiftly bring to market these products and services and to ensure absolute safety and security for our customers every time they interact with the Bank.

Offering Innovative Solutions

Online Annuity Product Service

Partnering with Winterthur Swiss Life Insurance Co., Ltd. to maximize asset opportunities for even more customers, we launched Shinsei *PowerDirect Nenkin*, a variable annuity product via the Internet, marking the first time such a product has been offered on-line in Japan. The product combines an attractive special accounts line-up and a free-of-charge switching function within prescribed time limits every year, all to meet our customers' investment needs.

Power Step Up Yokin

To better serve our customers with committed, mid- to long-term investment needs, we launched *Power Step Up Yokin* (a structured deposit with a term of up to ten years) in October 2006.

Shinsei UTI India Fund

In December 2006, we launched the first mutual fund based on a business alliance with UTI Asset Management, the oldest and one of the largest mutual fund managers in India. *Shinsei UTI India Fund* is an open-ended investment trust which invests mainly in Indian listed shares.

Shinsei VISA Card

Collaborating with our consumer finance subsidiary APLUS, in March 2007 we launched the *Shinsei VISA Card*, issued by APLUS. We aim to bring our customers a variety of choice and personal customization through our 32 color card offering.

PowerSmart Home Mortgage

To strengthen our customer service, we increased the number of home mortgage experts in several of our branches to provide customers with a shorter application process. We are committed to offering flexible housing loan products with automatic early repayment, overdraft services and a conditional 10-year convertible floating rate option. Customers can automatically prepay the loan without penalty from the excess amount over the preset balance in their ordinary deposit account and re-borrow up to the original amortization schedule (excluding long-term fixed interest rate type loans).

Offering Security and Convenience

Security Measures

We understand the importance of providing our customers with effective risk controls when delivering our services. Security concerns in Japan prompted the Bank to introduce *PowerYokin*. This is a yen deposit that allows customers the flexibility to make withdrawals in the same manner as they do with savings deposits but offers greater security against fraudulent ATM cash withdrawals.

From September 2005, we decreased the default withdrawal limit at domestic ATMs to ¥500,000 per day to promote customer account safety through stringent security measures. From October 2006, we also decreased the default withdrawal limit for overseas ATMs to ¥100,000 per day. Our website's "Shinsei Security Center" also provides easy to understand security information.

In addition, we introduced a Shinsei *PowerDirect* Security Code Card for Shinsei *PowerDirect* (Internet banking) in order to improve the safety of our customers log-in procedure through a random number security code.

Convenient Distribution Channels

We have continued to optimize our efficient "bricks and clicks" physical and remote channel model as well as expand our physical presence in innovative ways to improve customer convenience and enhance the Shinsei banking experience.

Our Internet banking service is among the most developed in the Japanese financial services market offering a wide range of products and services

A Customer of Omiya Shinsei Financial Center



My relationship with Shinsei Bank began about four years ago when I visited the Omiya Shinsei Financial Center for the first time based on a friend's recommendation. A sales manager took the time to carefully listen to my financial planning needs, even though I had little knowledge of asset management. The manager told me that asset growth is important and explained the associated investment risks. Upon her explanation, I felt that I could depend on Shinsei Bank as a source of valuable advice without having to answer too many questions.

Since I started banking with Shinsei and explained my relationship with the Bank to my friends, many of them have asked to visit a Shinsei Bank branch. The ability of Shinsei employees to provide advice that matches the differing needs of my friends is a reason why I trust Shinsei Bank. Now, I plan to introduce even more people to Shinsei Bank as I want to help people who do not know where to go or what questions to ask about asset management.

My experience left me with the impression that Shinsei Bank views customer relationships as more important than money. I will continue to place great value on my relationship with the people of Shinsei Bank.

April 18, 2007

Local Appreciation, International Recognition

Best Bank in Japan — July 2006 — EUROMONEY

Best Retail Bank in Japan
Excellence in Internet Banking Award for the Asia-Pacific region — June 2006 — The *Asian Banker*

24 hours a day, 365 days a year. Shinsei Bank has become the leading distributor of mutual funds through the Internet in Japan.

We have steadily expanded operating hours at our branch network. Several branches, including Shinjuku, Yokohama and Umeda Financial Centers are now open on Saturdays and our customers can take advantage of our asset management and other consulting services at their own convenience.

The BankCafé (SHINSEI BANK DÉLONGHI CAFÉ in Omotesando Hills, a multipurpose complex in Tokyo), opened in February 2006, offers banking services in a comfortable and stylish atmosphere. Customers can open an account, bank online or use an ATM while enjoying an espresso. For customers who wish to have a personal consultation, we have also opened Omotesando Hills Financial Center in Omotesando Hills. Furthermore, in June 2006, the Bank opened its Nihombashi Financial Center at Nihombashi Mitsui Tower to offer financial products ideal for the needs and lifestyle of customers who are office workers or shoppers in the area. On May 7, 2007, we opened a new Financial Center at Kashiwa, a major commercial town in Chiba Prefecture, which is also open on Saturdays.

Largest ATM Network in Tokyo Metro Stations

We continue to expand our Shinsei Bank ATM network in Tokyo Metro stations. In April 2007, we installed ATMs at Tokyo Metro Shimbashi Station and now have a total of 65 ATMs installed at 38 stations. These ATMs represent the largest ATM network in the Tokyo Metro system.

E-mail Alert Service

To provide greater convenience and service to our customers, we introduced free-of-charge "Exchange Rate" and "Domestic Investment Trust Net Asset Value" alert services via e-mail. The service automatically sends e-mail alerts, including to mobile phones, based on our customers' pre-specified targets.

Becoming Our Customers' "Best Money Advisor"

Our goal is to become the model for retail banking in Japan and to differentiate our services so that we are able to maintain clear leadership in innovation, customer satisfaction and value. We work hard at continually being our customers' "best money advisor" by listening to them, working together with them to understand their needs, and delivering value and convenience to meet these needs.

The measure of our success in Retail Banking is in the hands of our customers. The fact that our customer base continues to grow and that our customers continually rank us the "best" in the *Nihon Keizai Shimbun* customer satisfaction survey clearly indicates to us that we are on the right track.

Bricks and Clicks Model


Physical Distribution
Remote Distribution
Consultation
Transaction
Platinum Centers
Financial Centers
BankSpots
ATMs
PowerCall (Call Center)
PowerDirect (Internet)



Banking Infrastructure

Our task is to ensure that we empower our businesses with a technology platform that has the capability needed to support their growth. Our IT platform is based on the use of low-cost, off-the-shelf components and is unique in the banking industry. Our goal is to ensure that it remains at the cutting edge to service and support our customers and create effective partnerships. The platform is flexible, scalable and secure to give the Bank the capacity to move quickly, grow efficiently and operate safely. Working closely with Shinsei's businesses, we are continually improving the service and value delivered to the Bank's customers. Working in direct partnership with some of the customers, we are providing technical support and expertise that enhances their business growth.

Empowering our Businesses

Three qualities that characterize our IT platform allow our businesses to provide a unique offering to their customers. First, our platform is highly flexible, allowing us to leverage the strength of existing systems and continuously incorporate new developments and innovations quickly and inexpensively. This has enabled the Bank to move swiftly to seize opportunities and offer new products and services to our customers. Second, our platform is scalable, allowing the Bank to grow rapidly without having to strain our personnel or resources. Third and most importantly, it is secure, since our customers' personal data and the continuity of the Bank's operations are of paramount importance.

Taken together, these qualities give our Bank an unmatched ability to respond to the needs of our customers and to stay ahead of our competition. We will constantly strive to develop the best banking infrastructure possible that will keep us ahead of the market in delivering the highest level of customer service. Our teams continually review our systems for potential threats, building countermeasures for each to ensure safety. If any of our sites shut down, there are alternative sites positioned to take over to ensure the customer experience is not interrupted.

Our focus on excellence never ends. We continually review our operations and have increased our use of automated processes to ensure that we have the resources to support our growth. In fiscal year 2006, we were re-certified for ISO27001 and BS7799 information security management to cover both our technology and operations.

Shinsei's IT Transformation Harvard Business School Case

In October 2006, Harvard Business School published a case study entitled, "Information Technology and Innovation at Shinsei Bank". Our technology platform is designed and deployed leveraging concepts and techniques from the field of industrial engineering and mass manufacturing pioneered by giants like Ford and more recently Toyota. This method is unique in its application to IT systems and the case study analyzes how the Bank developed a modular, flexible infrastructure based on simplicity and parity, more suited to the Bank's new service models.

Technology Leadership and Partnership Drives Business Growth

We apply our technology leadership and work closely with the businesses to provide unsurpassed convenience and value to customers. The Bank also works in partnership with customers to provide them with technical solutions to grow their businesses.

Technology provides Institutional Banking with increasingly efficient and effective tools and supports the development of new products and services. Our paperless environment automates credit analyses and approval processes, making it more efficient and cost-effective for the Bank to serve new and existing customers. By increasing our capability to handle securities transactions, technology has played a key role in our success of closing several award-winning securitization deals.

The rapid growth of our Retail Banking business would not have been possible without Shinsei's flexible and scalable IT platform. The Bank

continues to launch a series of innovative products and services, and the scalability of the system provides the capacity to handle ever-increasing customer transactions. Our customers access an ATM network that is available widely and our network also supports customers with cash cards carrying the *PLUS* and *Cirrus* logos. As each network has millions of customers, we are prepared for a significant increase in transaction volume and are confident that our IT platform can manage future growth.

We continue to extend Shinsei's methods, technologies and knowledge to transform IT operations of acquired subsidiaries, such as APLUS and Showa Leasing, and to offer improved products and services to our consumer finance customers.

Adding Value to Partnerships

Rakuten Mortgage, a joint venture of Rakuten and Shinsei Bank, was launched on October 2, 2006. The technical framework was completed in just five months. This was achieved by using our economical, off-the-shelf components and working out the problem in incremental, but rapid steps. The capability offers customers a completely Internet-driven mortgage application process. Working closely with our financial institutions unit, we will offer this capability to our regional bank partners.

Helping Our Businesses Build New Relationships with Great Business Potential

Sharing our expertise with our customers is one way that we focus on supporting our business initiatives. Working with Samantha Thavasa, a leading luxury goods brand, we helped launch their virtual shopping mall website, WW City, on the Internet. We also set up a virtual branch of the Bank for the company. We achieved this by following our method of reusing standard components to solve a problem with speed and at a low cost. By focusing on their needs and understanding technology as a business enabler, we are able to support our customers in creating stronger and more profitable enterprises.

At Shinsei, we emphasize that "risk is everybody's business" recognizing that it is vital to foster a risk-aware culture throughout our organization. We must take risk, and we do so in an intelligent, disciplined and collaborative manner.

The Risk Management Group works in partnership with all business units to ensure that risks are fully understood and properly balanced with returns. Together, we have embedded a set of policies and guidelines that allow Shinsei to be nimble and proactive in meeting our customers' financing needs. This is accomplished by combining macro capital allocations along with a disciplined risk management framework. Quantitative, consistent risk analysis is regularly provided to decision makers, assuring that balanced judgments are reached. Ongoing performance is rigorously monitored and reported to senior management so that Shinsei's activities are fully analyzed.

Risk management is conducted on an integrated basis. The Risk Management Group quantifies a variety of risks throughout the organization, including market, credit, and operational risk, along with relevant correlations. In addition to calculating the risk portfolio's expected loss, we also estimate Risk Capital (also known as 'Economic Capital'), which is our measurement of unexpected loss to a statistical degree of confidence agreed upon in partnership with senior management. The Risk Management Group attributes Risk Capital to all transactions and activities, thereby ensuring that risk is managed consistently with other business indicators.

Shinsei continually strives toward the highest global standards in risk management. We ensure that our standards, methodologies and practices are at a sophisticated level, and continually improving. As part of this effort, we are introducing further measurements to refine our risk methodology.

Shinsei has also implemented Active Credit Portfolio Management (ACPM), which will augment our risk management platform. Through ACPM, we are adding a dynamic process which also considers capital markets indicators and tools. The ACPM team works together with the transaction origination teams to gauge market pricing, hedge costs, and determine our eventual hold positions. ACPM gives Shinsei the ability to further balance and optimize our credit portfolios.

Risk Management Framework


Monitoring and reporting
Submitting for approval
1. Asset-Liability Management
2 Relationship Manager
Board of Directors
Audit Committee
CEO
Internal Audit Division
Management Committee
Delegation of authority
Audit
Risk / Investment Committee
Credit Committee
Establishment of policies
ALM1 Committee
Market Risk Management Committee
Trading Section
Checking
Back Office
ALM1 Liquidity Management
Banking Infrastructure Group
Compliance Group
Systems Risk
Operations Risk
Legal Risk
Product Specialist (Assessment)
Risk Management Group
RM2
Credit Risk
ALM1
Market Risk
Operational Risk

In an increasingly interdependent world, a socially responsible and sustainable institution is one that creates profit for its shareholders while protecting the environment and improving the lives of those with whom it interacts without compromising the ability of future generations to meet their own needs. This entails measuring a company's success not only in terms of financial performance but also by its impact on the broader economy, the environment and society. Shinsei Bank is committed to generating long-term sustainable growth and to do this, we strive to further integrate sustainable principles and practices into our core business operations to comprehensively meet the needs of our stakeholders. Our success must be measured not only in terms of our ability to maximize shareholder value but also on how we apply best in class corporate governance practices, are regarded as an employer of choice, lead in customer satisfaction and actively contribute to our communities.

Governing Better Together

Corporate governance is comprised of several elements that work together to ensure sound and transparent management. Our approach is based on a set of values and behaviors that underpin everyday activities, ensure transparency and fair dealing, and protect stakeholder interests. This approach includes commitment to best practice governance standards, which Shinsei Bank's management sees as fundamental to the sustainability of our business and performance so that we can create long-term, sustainable value for all of our stakeholders. We have the responsibility to ensure the highest levels of accountability and transparency in disclosure, rigorous internal audit systems and enhanced compliance and risk management procedures in order for us to deliver exceptional performance based on our uncompromising standard for quality.

Stakeholder Engagement


Shareholders
Investors
Customers
Suppliers
Public
Local
Communities
Employees
Local
Regional
National
Governments
Financial Focus
Increasing corporate value through stable and long-term profit growth
Shinsei Bank
Community Focus
Social and cultural contributions as a member of society
Environment Focus
Reduction of adverse environmental impact

Committees Board Model
As evidence of the Bank's commitment to corporate governance, we adopted a Company with Committees (*iinkai setchi-gaisha*) board model. This model clearly separates the Bank's business execution functions from our strategy development and monitoring functions. Within the Company with Committees structure, we established Nomination, Audit and Compensation Committees. Responsibility for operational execution and management decisions rests with statutory executive officers (*shikkouyaku*). We believe that this board model further strengthens the audit function, increases the speed of decision making and better serves our stakeholders.

Board of Directors
The responsibilities of the Board of Directors are to determine long-term management strategy, ensure that management is working to maximize shareholder returns and evaluate and supervise management's business execution. As of June 19, 2007, the Board of Directors comprised of 11 independent, or outside, members with extensive experience in business, financial and legal fields, two Shinsei Bank executives and one former Shinsei statutory executive officer. The most important task for the Nomination Committee is the identification and review of new candidates for directors. The Compensation Committee determines compensation for directors and statutory executive officers. The Audit Committee monitors management's business execution. These three committees work together to continuously improve management as well as fiscal transparency and soundness.

Statutory Executive Officers
The statutory executive officers, appointed and monitored by the Board of Directors, are responsible for running the Bank and implementing our business strategy based on the policies set forth by the Board of Directors. They include experienced finance and management specialists drawn from leading global financial services companies who review and discuss key issues at the Management Committee,

Corporate Governance


General Meeting of Shareholders
Strategy
Development
Monitoring
Board of Directors (14 Directors)
Nomination Committee
(5 Members including
4 Outside Directors)
Compensation Committee
(5 Outside Directors)
Audit Committee
(4 Outside Directors)
Business
Management
Operational
Execution
Chairman
CEO
Internal Audit Division
Management Committee
External
Auditor
Business
Groups
Subsidiaries
Affiliates

(As of June 19, 2007)

which serves as the executive arm of the CEO.

We are committed to attracting, partnering and retaining top banking professionals regardless of nationality and gender. As of June 19, 2007, 4 of the 15 statutory executive officers are expatriates.

With the Bank specializing and expanding our offerings, we have established cross-departmental committees to work together with senior management. Shinsei Bank's primary committees include ALM, Compliance, Credit, Risk/Investment, New Business/Product, SME Loan, IT, Social and Cultural Contribution Promotion, and Basel II Steering committees.

Senior Advisors

Since Shinsei Bank's return to private ownership in March 2000, we have implemented a senior advisor system to provide a channel from which to receive valuable advice on the strategy and direction of the Bank. As of June 19, 2007, Paul A. Volcker, former Chairman of the Board of Governors of the Federal Reserve System; John S. Reed, former Chairman of Citigroup Inc.; Masamoto Yashiro, former Chairman and CEO of Shinsei Bank; and Takashi Imai, Senior Advisor and Honorary Chairman of Nippon Steel Corporation served in this capacity. We value their counsel, which has contributed greatly to our success.

Internal Audit Structure

Our Internal Audit Division was established to perform audits of business practices. The division reports directly to our CEO, is mandated to report to the Audit Committee and is independent of the audited business units. The division covers all of our organizations and business lines, as well as our subsidiaries, affiliates and outsourced businesses, except where prevented by law or banking regulation.

Restructured Compliance and Legal Function

Working within a regulated business sector that has a high public profile, financial institutions must be held to the highest standards of financial and regulatory compliance. We believe a rigorous compliance system is necessary to achieve the mutual benefit of effective management and value creation. We have instituted annual updates to our compliance program so that it evolves and remains relevant and strong as the Bank grows.

In 2007, we restructured our business organization by establishing a "Legal and Corporate Governance Group" headed by the General Counsel and consisting of the Compliance Division, Legal Division, Office of Corporate Secretary and Investor Administration team previously included in General Services. This action was taken in order to consolidate the Bank's overall compliance and legal functions together with the secretariat function for an optimal coordination among the governance related functions.

We continue to take steps, including e-learning seminars, to fully familiarize employees with the outline and details of important rules. Shinsei considers training programs as essential to ensure strict compliance and broad awareness among its employees. The Bank provides continuous, specific training on such important topics as money laundering and insider trading prevention, as well as compliance issues relating to corporate, financial institutions and retail customers.

Charter of Corporate Ethics

At Shinsei Bank, our vision is to provide customers with superior banking and financial products and services best suited to their needs.

We will increase our profitability and enhance shareholder value by maintaining our business operations under full control and by taking appropriate risk. In this way, we will establish trust from our customers, employees and society.

In conducting business, we will always comply with all applicable laws, rules, regulations and social codes, and will make and execute decisions with the greatest possible speed based on in-depth analysis and flexible thinking.

Together, we will respect human rights and create an excellent working place for all employees, where they can hone existing skills and enjoy opportunities to develop additional skills.

We hereby declare our commitments and establish the Charter of Corporate Ethics.

1. Maintaining Trust
We fully recognize the importance of our social responsibilities and public role. We declare that we will strive to maintain unwavering trust from society through the sound and proper management of our business activities based on the principle of self-responsibility.

2. Placing Our Customers First
We recognize that the satisfaction of our customers and their confidence in us form the foundation of our existence. We declare that we will always provide customers with the highest quality products and services which are best suited to their evolving needs.

3. Maintaining Transparency of Management
We declare that we aim to be an "open bank" by promoting fair, timely and appropriate disclosure of management information. We will secure sound management and enhance transparency through the constant upgrading of our business operations.

4. Fostering Respect for Employees
Our success as an institution depends on our employees. We respect the human rights of all our employees. We declare that we will create an excellent work environment for all our employees, where they can use their skills professionally, are given opportunities to develop more skills, are evaluated fairly and are compensated properly.

5. Complying with Laws, Rules, Regulations and Internal Rules
We declare that we will comply with all applicable laws, rules and regulations, both domestic and foreign, and internal rules, act with fairness and integrity in conformity with the common values of society at large, and are responsible members of society.

6. Standing against the Anti-Social Organizations
We declare that we will take a firm and resolute stand against anti-social organizations which threaten the order and security of our society. We will consistently impede and readily rule out the illegal interference of such anti-social organizations.

Making our Communities and World Better Together

One of the many ways we put our vision and values into action is by participating in social and cultural activities that enrich our community. This participation is not limited to financial sponsorship. Our employees team up, volunteering their time to get directly involved in making our communities and society better. The benefit accrues to both the volunteers and those receiving our assistance. By participating in the communities where we live, we enjoy a stronger connection with our customers and develop a more vital sense of how we can enrich and fulfill our responsibility to the lives of those around us.

Special Olympics Nippon (SON)

We are proud to be a key partner and "Premium Sponsor" of SON, the Japanese program of the international sports organization Special Olympics, which provides year-round sports training and athletic competition to those with intellectual disabilities. Thirty-five employees from the Bank volunteered in the SON Summer National Games in Kumamoto held in November 2006. Earlier, in September 2006, an "Athlete send-off party" for SON Tokyo athletes competing in the National Games was held at our headquarters. We have been expanding community level activities with SON, such as the Sports Experience Caravan held in Nagoya, Sendai, Tokushima, and Kumamoto, with our employees participating as volunteers in each of these regions.



©Special Olympics Nippon

PlaNet Finance Japan

Since 2005, Shinsei Bank has supported the launch and development of PlaNet Finance Japan, a specified non-profit organization which obtained a certification from the Tokyo Metropolitan Government in July 2006, through a three-year grant, volunteer staffing assistance and through providing a space for them to operate from our headquarters. PlaNet Finance Japan's main objective is to mobilize the country's human, technological and financial resources in support of the global microfinance movement. Its activities include awareness raising and education about microfinance in Japan and the development and implementation of microfinance projects in developing countries with the support of partners from Japan's public and private sectors.

Vaccines for the World's Children

Shinsei Bank supports the Japan Committee "Vaccines for the World's Children (JCV)," a non-profit organization whose main activities include supplying vaccines to help eradicate preventable infectious diseases to children in third world countries. In December 2006, a forum was held at our headquarters, where more than 200 people attended. Employees also volunteered at forums held in Fukuoka in July 2006 and in Kobe in October 2006.

FIT for Charity Run 2006

A total of 98 Shinsei Bank employees and their families participated in the May 2006 charity walk and run event FIT (Financial Industry in Tokyo) Charity Run which was held around the Imperial


SHINSEI BANK
SHINSEI BANK

Palace. This event was planned by financial institutions with the purpose of demonstrating the industry's commitment to the community in which we live and work. Funds raised through this event were donated to different charity organizations. We sponsored this event and also contributed a 100% matching donation for each employee that participated in the event.

Run for the Cure 2006

A total of 107 Bank employees and their families participated in the charity walk and run event "Run for the Cure 2006," which was held in October 2006 to increase breast cancer awareness, research and education. Approximately 800 people participated in the event, which was sponsored by the Run for the Cure Foundation, an organization that funds breast cancer education and awareness programs throughout Japan. Shinsei Bank made a matching donation to the Foundation, equivalent to the total of our employee entry fees.

2006 New York Philharmonic Tour of Japan

Since 2004, Shinsei Bank has supported the Japan tour of the New York Philharmonic, the oldest symphony orchestra in the United States and one of the most distinguished orchestras in the world. The tour in Japan was led once again by Music Director, Maestro Lorin Maazel. Concerts were held in Tokyo and Kobe, entertaining and mesmerizing audiences throughout Japan.

Asia Society's 17th Asian Corporate Conference

In May 2007, we were a lead sponsor for Asia Society's 17th Asian Corporate Conference which was held at the Prince Park Tower in Tokyo and brought together top business figures and government leaders from around the world to explore Asia's economic future in the context of Japan's resurgence and the next steps in globalization.

This was part of the broader theme of the conference entitled "Coming Together, Moving Ahead: Asian Economies Leading through Integration and Innovation" where leaders discussed the growing environmental crisis and demand for energy in addition to topics surrounding how companies would keep up with globalization through innovation.


Asia
Society
TY'S 17TH ASIAN CORPORATE CONFERENCE
Together, Moving Ahead: Asian Ec
through Integration and Innovatio
APAN ✦ MAY 16-18, 2007

Making our Planet more Sustainable through Collaborative Efforts

Our Increasing Commitment to Climate Change

In February 2006, Shinsei Bank became a signatory of the Carbon Disclosure Project (CDP5), the secretariat for the world's largest institutional investor collaboration on the business implications of climate change. Through this commitment we have collectively signed a global request for disclosure of information on greenhouse gas emissions and stepped up our efforts to address climate change.

Also, since August 2005, through our membership in Team Minus 6%, a national campaign to prevent further global warming, we have supported the reduction of greenhouse gas emissions in Japan. To this end, Shinsei Bank encourages all our employees to follow the six actions set by the team to reduce CO_2 levels in Japan. The six steps include: setting air conditioning at 28 degrees; constantly checking for leaking faucets; stopping automobile idling; purchasing eco-products; avoiding excessive packaging; and frequently disconnecting equipment from electrical outlets. Team Minus 6% is a national project started in order to achieve the Kyoto Protocol assignment of reducing Japan's greenhouse gas emissions by 6%.

MOTTAINAI Campaign and Shinsei's Contribution to Environmental Preservation

On May 2, 2007, Shinsei Bank sponsored a lecture at our Headquarters by Dr. Wangari Muta Maathai, who was the first African woman to receive the Nobel Peace Prize. She received the prize in recognition of her work in planting more than 30 million trees over the last 30 years through her initiation of the pro-afforestation Green Belt Movement which she launched in the late 1970's. Dr. Maathai has long been involved in the 3Rs of *reducing* waste, *reusing* finite resources and *recycling* what we can. On her first trip to Japan in 2005, she learned of the term "MOTTAINAI" which she found perfectly expressed the concept behind the 3R movement she had long strived to convey as a message of environmental preservation.

The speech given by Honorable Professor Maathai at Shinsei Hall was based on her autobiography "Unbowed" which had been translated by Ms. Yuriko Koike, Advisor to the Prime Minister of Japan. In supporting the MOTTAINAI campaign, Shinsei Bank has made efforts to put the 3Rs in practice and has initiated efforts to adopt 70% recycling of all our customer stationery and envelopes bank-wide.

In addition to our efforts to reduce environmental impact through recycled paper, Shinsei Bank also promotes the reduction and digitization of presentation materials and flyers for external use, as well as computerized data for internal information exchange.

We continue to practice "green" purchasing when selecting office supplies and make every effort to use only environment-conscious products. The Eco Mark, environmental labels certified independently by manufacturers and organizations, and use of recycled materials are considered when purchasing. Since 2002, we have provided our employees with furniture in compliance with laws on promoting green purchasing, and we continue to purchase recyclable products.

Reducing Environmental Impact

Separating Wastepaper and Other Trash

In accordance with trash separation standards set by each local organization, Shinsei Bank thoroughly separates wastepaper and other trash.

For Recycling		General Trash	Industrial Waste
Copy paper, Office Automation (OA) paper, Magazines, Newspapers, Cardboard, Shredder dust	Bottles, Cans, Polyethylene Terephthalate (PET) bottles	Kitchen garbage	Metal, Plastic, Oversized garbage, Medical waste

Data on Environmental Impact[1]

Shinsei Bank has been making efforts to save energy and natural resources. Since fiscal year 2002, we have been conducting research that assesses our performance in reducing adverse environmental impact. In many categories, despite the growth of the organization, we have become more efficient and effective in what we consume.

Years ended March 31	**2007**	2006	2005
Electricity, gas (Unit: Megajoules)[2]	**53,767,617**	51,270,215	44,137,789
Water (Unit: 1,000m^3)[2]	**16,485**	16,544	16,433
CO2 emissions (Unit: Tons)	**2,386**	2,235	1,900
Waste disposal (Unit: Tons)[3]	**459**	468	550
Amount of recycled material (Unit: Tons)	**188**	259	268
Final waste disposal (Unit: Tons)	**271**	209	282

Notes:
(1) Based on the ratio of occupied space by the Bank to total space, excluding space occupied by tenants.
(2) Electricity, gas and water: Based on the regulations set by the Tokyo Metropolitan Government as global warming countermeasures.
(3) Waste disposal: Based on the regulations set by Chiyoda-ku, Tokyo.

Shinsei Vision

We are Japan's preeminent financial services firm, delivering trusted solutions to grow sustainable value with our customers, our employees, and our shareholders

Shinsei Values

Customer Focus

We provide unparalleled solutions with speed and agility based on our customers' evolving needs

Integrity

We demand uncompromising levels of integrity and transparency in all of our activities

Accountability

We are accountable for results, including the sound application of risk management, compliance, control and customer protection

Teamwork

We connect people and resources to provide exceptional customer solutions and sustain a culture where employee ideas are respected and valued

Community

We are committed to the development of our employees, our customers, and our shareholders, and will serve the communities in which they live

Every action at Shinsei Bank is focused on strengthening a corporate culture that values and respects individual efforts and ideas, and connects people and resources to provide exceptional solutions to our customers. Speed and agility in execution are keys to our success–and must be matched by uncompromising integrity in everything we do. We continue to work to ensure that each employee understands Shinsei's Vision and Values–and is rewarded for actions that advance our efforts to better serve our customers. As our Vision and Values increasingly align with employee actions, we see employees reaching beyond narrower career concerns to embrace broader Bank and customer interests.

Embedding our Vision and Values

In fiscal year 2006, we built on the group effort that produced our Vision and Values two years ago and made significant progress in promoting our values with each employee of Shinsei Bank. Together with an employee project team we created an interactive board game, "Color Your Bank," as a tool to teach our values.

The educational tool is used in cross-divisional teams and focuses on building a shared understanding of our heritage, our businesses and our values. The game incorporates teamwork, where participants work together to answer questions and earn "Shinsei Values" points, currency, and tangible and intangible assets to reinforce the importance of our values in everything that we do when conducting our business. Through this process of embedding Shinsei's core values through a team activity, participants are able to understand how our values underpin our corporate sustainability. A facilitated discussion follows the game, where the importance of our values is discussed and reinforced. "Color Your Bank" is being leveraged to provide powerful knowledge and to create deeper relationship networks at the Bank while engaging our employees in a fun activity with positive learning outcomes for everyone involved.

This year we extended our values-aligned 360-degree performance evaluation process to over eighty key leaders at the Bank. This process was designed to provide qualitative feedback to our senior leaders and to develop a high performance entrepreneurial culture among all employees. The results of the evaluation provide us with specific information to set priorities and direction for succession planning, leader development and talent management. This year, the evaluation will be extended to include mid-level managers to further align performance and grow a common understanding with the values of Shinsei Bank.

Our efforts at working together to create an organization built on a shared foundation of a strong values-aligned culture will further contribute to our vision of growing sustainable value with our customers, our employees and our shareholders.

Better People through Human Capital Management

Businesses are currently prospering in Japan, placing a strong demand on talent. At the same time trends toward a shrinking workforce and increased job mobility among younger workers are also leading to a shortage of highly qualified employees. Furthermore, as job requirements become more specialized, a squeeze on talent continues, creating a short supply of qualified new recruits and professionals in the marketplace. We realize that a valuable point of differentiation for Shinsei will be a motivated, flexible and highly trained workforce. This will lead not only to better work productivity but also to higher retention and a more satisfied staff.

Shinsei Bank has expanded upon the range of innovative programs that we offer to attract and retain the brightest and best employees for our future growth. In the first phase of our Women's Leadership Project (2003-2006), we were able to increase our female manager ratio to twenty percent. Over ninety percent of female employees who took maternity and child-care leave at Shinsei Bank have returned to work, and we continue to introduce bold initiatives to promote Shinsei Bank as an employer of choice among female professionals.

By working with women employees at the Bank, we can develop practices that serve the needs of all our customer demographics.

This year we significantly expanded our campus recruiting activities in Japan and abroad, hiring seventy-eight graduate and undergraduate employees. We were able to attract a class of new graduates from top-tier schools and moved up to sixty-sixth place from our eighty-second place ranking last year in one of Japan's premier business magazines, the *Diamond Weekly* poll, for most popular places to work for new college graduates.

We continue to invest in a host of educational and training activities for all of our employees. We offered over fifteen thousand classroom hours of training and worked on multiple new learning products for our employees. Our senior leaders were also involved in sharing tacit knowledge in over thirty presentations and seminars for our employees.

Retention of a highly trained and motivated workforce continues to be a real challenge in Japan, and we have introduced clear processes to allow employees to apply for internal job positions with ease. This year, over ten percent of internal vacancies were filled by our own employees, which provided career path flexibility and learning opportunities for our staff. We continue to promote internal job mobility to retain our brightest talent and to foster opportunities for them to learn from each other and develop long-term careers at Shinsei Bank.

This year we introduced a new climate survey, "Color Your Career," and have been holding sessions together with employees throughout the Bank to identify employee engagement themes. We have launched several projects to enhance our myriad approaches to employee engagement and continue to refine initiatives that will clearly improve our ability to understand what drives a motivated workforce as well as what will differentiate Shinsei from our competitors as a great place to work.





Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated and non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") for banks, including the notes to those financial statements, included elsewhere in this annual report. Except as otherwise indicated, the financial information in the following discussion is based on our consolidated financial statements.

The discussion below contains forward-looking statements regarding the intent, belief or current expectations of management with respect to our financial condition and future results of operations. In many cases, but not all, we use such words as "anticipate," "believe," "estimate," "expect," "intend," "plan," "probability," "risk" and similar expressions in relation to us or our management to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those we currently anticipate or target. We do not intend to update these forward-looking statements.

In this section, except where the context indicates otherwise, "we" or "our" means Shinsei Bank, Limited and its subsidiaries and affiliates accounted for by the equity-method, and "Shinsei" or "the Bank" refers to Shinsei Bank, Limited alone.

Financial and operational data that are stated in multiples of ¥0.1 billion have been truncated. All percentages have been rounded to the nearest 0.1%.

"Fiscal year 2006" refers to our fiscal year ended March 31, 2007, and other fiscal years are referred to in a similar manner.

Overview

Shinsei Bank, Limited is a leading diversified financial institution in Japan. We are bringing innovative banking practices to the Japanese market with a business model based on three strategic pillars: Institutional Banking, Consumer and Commercial Finance and Retail Banking. These three pillars cover a broad range of products and customer segments which provide us with diversified revenues. We believe our unique history and business strategy have made us more global than local financial institutions in Japan and more local than foreign financial institutions having a presence in Japan.

Our focus is to grow sustainable revenues by offering innovative products and solutions to meet the needs of our customers. The scope and synergies of our innovative, customer-focused, three-pillar business model consist of:

- *Institutional Banking,* which is organized around product specialists and relationship managers working closely together to leverage our long-standing customer relationships and to increase the number of products per customer;
- *Consumer and Commercial Finance,* which provides consumer finance, commercial finance and specialty property finance to both consumers and small and medium-sized businesses; works closely and leverages core competencies and intra-bank synergies; and
- *Retail Banking*, which continues to expand its product range and enhance consultative services for retail customers while working with Institutional Banking and Consumer and Commercial Finance businesses to better serve the needs of its customers, including high net worth individuals.

Fiscal Year 2006

Our financial results in fiscal year 2006 were substantially impacted by provisions and charges related to our consumer finance businesses engaged in through our subsidiary APLUS Co., Ltd. (APLUS) and a 36.4% owned equity-method affiliate Shinki Co., Ltd. (Shinki) as a result of the significant legislative and market changes affecting that industry.

In fiscal year 2006, we incurred a net loss of ¥60.9 billion as compared to net income of ¥76.0 billion in the previous year. On March 31, 2007, we recorded an impairment of goodwill and other intangibles associated with the acquisition of APLUS of ¥95.1 billion. In addition, APLUS and Shinki recorded significant provisions for reimbursement of excess interest payments with respect to interest charged in the so-called "grey zone" and other restructuring costs relating to transformation of the business model. We believe these costs and provisions to be largely non-recurring in nature.

Momentum in our core businesses remains strong as demonstrated by the growth in our balance sheet, improvement in the quality of our loan portfolio and greater diversification of interest-bearing liabilities. As of March 31, 2007, total assets grew to ¥10.8 trillion, an increase of over 15% from the previous fiscal year. The quality of our loan

portfolio improved as our non-performing loans under the Financial Revitalization Law stood at ¥27.9 billion as of March 31, 2007, a decline of ¥14.6 billion as compared to the end of the previous fiscal year. Funding from retail deposits and debentures remained at a high level and accounted for 64.6% of total customer deposits and debentures at March 31, 2007.

Tier I and total capital ratios at March 31, 2007, on a Basel II basis, exceeded our minimum corporate targets and stood at 8.1% and 13.1%, respectively.

Outlook

Our overall business strategy has not been affected by the charges related to our consumer finance business. We remain committed to growth through our three business pillars. Our strategic approach is based on:

- Global-standard corporate governance structure led by a board of directors and senior advisors that include Japanese and foreign industry and academic leaders
- Building a brand based on customer loyalty and trust
- Innovating products, services and business models
- Maintaining high asset quality, a strong capital base and enhancing our revenue base
- Leveraging our advanced technological capabilities and improving our internal processes
- Building and retaining a highly motivated and skilled workforce with an entrepreneurial culture

Significant Events

Impairment of Goodwill and Other Intangibles and Impairment of Investment Related to APLUS

Legislative changes relating to consumer loan interest rates approved by the Japanese Diet on December 13, 2006 and announced on December 20, 2006 and other recent developments have had a significant impact on the consumer finance industry. We have responded quickly and decisively to these changes through a number of major measures, including prudent provisioning for possible future losses on account of reimbursements of excess interest payments, increased reserves for loan losses and acceleration of our consumer finance business transformation.

As a result of the changes in the consumer finance industry, it was necessary to evaluate the impairment of goodwill and other intangibles related to APLUS and, on a non-consolidated basis, the impairment to our investment in APLUS. PwC Advisory Co., Ltd. was retained to provide independent valuation services to carry out this assessment.

The impairment of goodwill and other intangibles impacts consolidated financial results. A fair value of equity was determined for APLUS using the discounted cash flow methodology based on a 10 year cash flow projection, a terminal value based on a perpetual growth rate of 2.0% and a discount rate of 9.5%. Comparing this fair value against the book value resulted in total goodwill and other intangibles impairment of ¥95.1 billion, comprised of ¥55.0 billion of goodwill impairment and ¥40.0 billion of other intangibles impairment. A credit of ¥16.2 billion was recognized from the reversal of deferred tax liabilities arising from the impairment of other intangibles.

The impairment of investment and valuation allowances impacted non-consolidated financial results. Our investment in APLUS consists of preferred shares and common shares. For securities without readily available market prices such as preferred shares, a fair value must be calculated and compared against their book value to assess the need for recording impairment. An impairment of ¥98.0 billion was recorded for our preferred share investment in APLUS using the same equity fair value calculated for goodwill and other intangibles impairment.

No impairment was recorded for Shinsei's investment in APLUS common shares. However, as a measure of prudence, we booked a valuation allowance for our APLUS common share investment of ¥9.2 billion which represents the decline in value of these shares between the time of our acquisition of APLUS and March 31, 2007.

These impairments and valuation allowances are the result of legislative and market changes. We consider these charges to be largely non-recurring in nature and believe they will not affect our announced plans for the business transformation of APLUS.

Valuation Allowance for Investment in Shinki

Shinki is our 36.4% owned equity-method affiliate engaged in the consumer finance business. Our investment in Shinki consists of common shares only. For securities with readily available market prices such as listed common shares, the market price is compared against the per share book value of the investment to assess the need for recording impairment. As a measure of prudence, a valuation allowance was taken on a non-consolidated basis, as Shinki's business is also significantly impacted by the legislative changes relating to consumer loan

interest rates. The valuation allowance for Shinki common shares was assessed at ¥6.6 billion.

Capital Strategy

We continued to optimize our capital base through a series of actions during the fiscal year ended March 31, 2007.

- On July 31, 2006, we announced that the Deposit Insurance Corporation of Japan (DIC) had accepted our proposal for the Resolution and Collection Corporation (RCC) to convert 50% of Shinsei Bank Series 3 Class B preferred shares into 200,033,338 Shinsei Bank common shares which the RCC would then sell to the market. We also announced that, in response to such a sale, we intended to purchase up to 201 million common shares for a maximum amount of ¥154 billion, on appropriate terms and conditions, using the ToSTNeT-2 facility of the Tokyo Stock Exchange.
- On August 1, 2006, the conversion price for the remaining 50% of Class B preferred shares was reset from ¥599.9 to ¥735 per share.
- On August 16, 2006, Shinsei announced its intention to repurchase 200,033,000 common shares at a price of ¥753 and placed purchase orders totaling this amount on August 17, 2006 through the ToSTNeT-2 facility of the Tokyo Stock Exchange. Due to additional orders from other purchasers, Shinsei's order was only partially filled and we repurchased a total of 175,466,000 shares for a total of ¥132.1 billion.
- On November 16, 2006, we cancelled 85 million Shinsei common shares held as treasury stock.
- On December 6, 2006, we completed our debut offering of £400 million Upper Tier 2 Perpetual Subordinated Notes callable seven years after issuance.

Overall, these actions have allowed us to commence the resolution of public funds while increasing the efficiency of our capital base. As of March 31, 2007, we achieved our target capital ratios under both Basel I and Basel II.

Stock Options

At our annual general meeting of shareholders on June 27, 2006, we obtained approval for the issuance of stock acquisition rights as stock options to directors, statutory executive officers *(shikkou-yaku)*, employees and senior advisors of Shinsei and its subsidiaries. Up to 12,000 stock acquisition rights, each representing the right to acquire 1,000 common shares, may be allocated in the aggregate under this approval. Up to March 31, 2007, we issued an aggregate of 29,933 stock acquisition rights, exercisable from July 1, 2005 to June 23, 2015 with exercise prices ranging from ¥551 to ¥825 per share.

Acquisition of Treasury Shares

In order to implement the stock option plan described above, we received approval at our annual general meeting of shareholders on June 27, 2006 to repurchase up to 30 million shares of our common stock for a maximum aggregate acquisition price of ¥30 billion. We have not acquired any shares pursuant to the June 27, 2006 approval. Pursuant to the prior year's repurchase authorization until June 27, 2006, we acquired 6,154,000 shares of common stock for an aggregate amount of ¥4,544 million in fiscal year 2006. Our articles of incorporation permit the board of directors to authorize the repurchase of shares from time to time pursuant to the applicable provisions of the Corporation Act. Hence, we will seek approval at our board of directors meeting to repurchase our common stock for the stock option program in the future. This approval, if granted, will be valid for one year. In addition, we have 90,466,000 shares of common stock acquired from the DIC for an aggregate amount of ¥68,121 million after the cancellation of 85 million common shares effective November 16, 2006 and 14,370 shares of common stock acquired from shareholders holding less than one unit, or 1,000 shares, of our common stock for an aggregate amount of ¥9.8 million as of April 16, 2007.

Acquisition of Zen-Nichi Shinpan

On March 24, 2006, APLUS invested ¥10.5 billion to purchase 2,101,440 shares, or 97.29%, of Zen-Nichi Shinpan Co., Ltd. (Zen-Nichi Shinpan), an installment sales company. Under Japanese GAAP, March 31, 2006 was deemed the acquisition date of our controlling interest in Zen-Nichi Shinpan and therefore the results of Zen-Nichi Shinpan have been reflected in APLUS' consolidated statement of operations from the fiscal year that commenced on April 1, 2006.

Joint Venture with Macquarie Bank

In April 2006, we reached an agreement with Macquarie Bank Limited to form a 50/50 joint venture, Macquarie Shinsei Advisory Co., Ltd., to focus exclusively on advisory services relating to acquisition and management of assets with long-term stable cash flows in the infrastructure and

related sectors in Japan. This initiative aims to take advantage of the complementary strengths of both parties and the ongoing public-to-private sector shift in Japan.

Strategic Investment in Jih Sun Financial Holding

On July 21, 2006, Shinsei made a NT$11.3 billion investment in newly issued common shares and Tier I qualifying non-cumulative convertible preferred shares representing a 35.4% fully-diluted ownership interest in Jih Sun Financial Holding Co., Ltd., or Jih Sun. Jih Sun is a Taiwanese financial holding company with subsidiaries offering a full array of banking and brokerage products and services in Taiwan. We expect the combination of our investment and expertise will help Jih Sun to strengthen its capital base and expand its operations. Jih Sun is reflected in our consolidated financial statements as an equity-method affiliate from the second half of fiscal year 2006 that commenced on October 1, 2006. As of December 31, 2006, Jih Sun had total consolidated assets of NT$320.4 billion.

Partnership with UTI Asset Management

On November 14, 2006, we concluded an important partnership with UTI Asset Management Company Pvt., Ltd., or UTI, for the management and distribution of off-shore funds invested in Indian securities. UTI is the oldest and one of the largest mutual fund companies in India with Indian Rupees 345 billion (approximately ¥1.0 trillion) in assets under management.

Global Settlement of Claims Relating to EIE International

On May 23, 2004, we entered into a global settlement with the bankruptcy trustee for EIE International Corporation, a real estate developer, and other parties with respect to disputes arising from lending to EIE International by our predecessor, Long Term Credit Bank (LTCB). This resulted in part from the trustee moving to reinstate litigation in Saipan that had initially been filed in July 2001. Under the terms of the settlement, we paid the trustee ¥21.8 billion on June 16, 2004. The DIC, in connection with the sale to private investors of our shares under the original share purchase agreement, agreed to indemnify us for losses arising from legal proceedings brought after March 1, 2000 relating to the conduct of LTCB prior to that date. On December 27, 2004, we sought indemnity from the DIC for approximately ¥15.0 billion in connection with this litigation as well as other indemnifiable claims, after taking into account the ¥5.0 billion threshold amount and other factors according to the share purchase agreement. The ¥15.0 billion reflects in large part a claim for ¥17.4 billion of the amount paid in the EIE settlement. On April 28, 2005, the DIC notified us that our indemnification claim includes both indemnifiable amounts as well as unindemnifiable amounts and unless the unindemnifiable amounts are clearly separated, the DIC will not accept our claim. We provided ¥4.5 billion in specific reserves for other credit losses related to this dispute in the fiscal year ended March 31, 2005 and on July 19, 2005 we filed a lawsuit in the Tokyo District Court against the DIC for an indemnity of approximately ¥13.4 billion in respect of EIE settlement losses. This lawsuit is pending.

Administrative Action on Shinsei Trust and Banking

On April 26, 2006, Shinsei Trust & Banking Co., Ltd. (STB) was asked by the Financial Services Agency (FSA) to suspend operations for one year beginning May 11, 2006, relating to new business associated with the real estate trust business. The business suspension order cited a failure to investigate or assess properties adequately prior to real estate entrustment and related compliance and governance issues. We take this matter seriously and have taken definitive action to strengthen our corporate governance and internal compliance procedures to prevent any re-occurrence. The one year suspension expired on May 10, 2007.

Cease and Desist Order from Japan Fair Trade Commission (FTC)

- On March 28, 2007, the FTC issued a cease and desist order to Shinsei regarding our advertisement for a deposit product, *Powered Teiki Plus* (PTP), which was used between August 2006 and October 2006. The order classified the advertisement as a misleading advertisement under the Act Against Unjustifiable Premiums and Misleading Representations. Subsequent to this action by the FTC, the FSA also issued a "Report Order" to Shinsei on March 29, 2007 based on Bank Law number 24 regarding the same issue.
- On April 16, 2007, Shinsei submitted an official report to the FSA including: improvement measures for prevention of recurrence focusing on establishment of an Advertisement Review Board and establishment of a consumer advertisement checking system, and results of an investigation for advertisements similar

to the leaflet in question. We promptly sent letters to PTP customers explaining the issues presented and enclosed the same letter to all retail customers in monthly statements.

- On April 27, 2007, we also placed a public announcement concerning the sanction and the subsequent remedial measures in the *Nikkei* and *Asahi* newspapers based on the order of the FTC.

New Basel Capital Accord (Basel II)

On March 28, 2007, we received formal approval from the FSA for the following:

(i) Foundation Internal Ratings Based Approach (F-IRB) for Credit Risk

(ii) The Standardized Approach (TSA) for Operational Risk

(iii) Internal Model Method for Market Risk

This approval is effective from the fiscal year ended March 31, 2007.

Recent Developments

Facility for Purchase of Class A Preferred Shares

On May 9, 2007, we announced that our Board of Directors approved a proposal to be submitted to the 7th annual general meeting of shareholders (the "Annual Shareholders' Meeting") scheduled on June 20, 2007, authorizing us to purchase up to 74,528,000 Series 2 Class A preferred shares for a maximum purchase amount of ¥225.0 billion.

The available period for purchase, if approved, is between the closing of the 7th Annual Shareholders' Meeting and one business day before the Class A preferred shares' mandatory conversion date of April 1, 2008.

Sale of Life Housing Loan

On May 18, 2007, we announced the completion of the sale of all shares of Life Housing Loan Co., Ltd. (Life Housing Loan) to Sumitomo Trust & Banking Co., Ltd. (Sumitomo Trust) based on an agreement reached between Shinsei Property Finance Co., Ltd., a subsidiary of Shinsei, and Sumitomo Trust.

We decided that, although Life Housing Loan had been performing well and remained a profitable business, there appeared to be few additional synergies that we could realize between this subsidiary and other business areas going forward. We remain committed to growing our housing loan business by offering innovative solutions, such as *PowerSmart* housing loan, through our retail banking franchise.

Selected Financial Data (Consolidated)

Shinsei Bank, Limited and Consolidated Subsidiaries
As of or for the fiscal years ended March 31, 2007, 2006, 2005, 2004 and 2003

	Billions of yen (except per share data and percentages)				
	2007	2006	2005	2004	2003
Income statement data:					
Net interest income	¥ 95.4	¥ 82.2	¥ 66.8	¥ 57.1	¥ 66.1
Net fees and commissions	46.4	45.4	32.4	18.5	16.5
Net trading income	17.8	27.5	23.9	2.7	8.5
Net other business income	96.6	118.0	54.5	45.0	16.5
Total revenue	256.3	273.4	177.8	123.5	107.7
General and administrative expenses	150.2	136.5	97.3	70.1	69.7
Amortization of goodwill and other intangibles	20.8	29.4	8.8	0.0	—
Total general and administrative expenses	171.0	166.0	106.1	70.1	69.7
Net credit costs (recoveries)	51.9	30.1	(0.9)	(15.4)	(8.6)
Other (losses) gains, net	(99.1)	(3.4)	(7.0)	0.1	(0.2)
(Loss) income before income taxes and minority interests	(65.7)	73.7	65.5	68.9	46.3
Current income tax	3.2	3.7	1.4	1.4	0.8
Deferred income tax (benefit)	(24.6)	(11.4)	(3.4)	1.1	(7.5)
Minority interests in net income (loss) of subsidiaries	16.6	5.2	0.1	(0.0)	0.0
Net (loss) income	¥ (60.9)	¥ 76.0	¥ 67.4	¥ 66.4	¥ 53.0
Balance sheet data:					
Trading assets	¥ 303.3	¥ 193.5	¥ 168.5	¥ 635.0	¥ 361.1
Securities	1,854.6	1,494.4	1,478.2	1,483.2	1,770.9
Loans and bills discounted	5,146.3	4,087.5	3,430.4	3,047.0	3,502.3
Customers' liabilities for acceptances and guarantees	754.4	813.4	1,058.1	38.3	50.5
Reserve for credit losses	(147.2)	(144.8)	(149.7)	(177.9)	(216.5)
Total assets[1]	10,837.6	9,405.0	8,576.3	6,343.7	6,706.9
Deposits, including negotiable certificates of deposit	5,420.9	4,071.7	3,452.8	2,734.4	2,576.9
Debentures	703.2	1,018.9	1,242.6	1,358.0	1,884.3
Trading liabilities	99.2	149.9	69.1	92.2	117.4
Borrowed money	1,122.6	1,205.7	1,160.2	334.4	336.8
Acceptances and guarantees	754.4	813.4	1,058.1	38.3	50.5
Total liabilities	9,904.4	8,287.8	7,735.7	5,612.7	6,026.9
Minority interests in subsidiaries[2]	—	261.8	53.8	0.9	0.1
Capital stock	451.2	451.2	451.2	451.2	451.2
Total shareholders' equity	—	855.3	786.6	730.0	679.8
Total equity[1][2]	933.2	—	—	—	—
Total liabilities and equity	¥10,837.6	¥9,405.0	¥8,576.3	¥6,343.7	¥6,706.9
Per share data[3]					
Common equity[1][4]	¥ 308.60	¥ 380.20	¥ 329.65	¥ 287.94	¥ 249.59
Fully diluted equity[1][4][5]	355.09	421.62	390.06	378.70	335.28
Basic net (loss) income	(45.92)	53.16	46.78	46.03	36.18
Diluted net income	—	37.75	34.98	32.75	26.15
Capital adequacy data:					
Tier I capital ratio	8.1%	10.3%	7.0%	16.2%	14.3%
Total capital adequacy ratio	13.1%	15.5%	11.8%	21.1%	20.1%
Average balance data:					
Securities	¥ 1,750.5	¥1,721.4	¥1,509.4	¥1,618.1	¥1,988.3
Loans and bills discounted	4,613.4	3,730.7	3,099.9	3,124.0	4,009.6
Total assets	10,121.3	8,990.6	7,460.0	6,525.3	7,388.2
Interest-bearing liabilities	7,821.8	6,418.3	5,216.0	4,879.8	6,313.1
Total liabilities	9,096.1	8,011.8	—	—	—
Total liabilities and minority interests in subsidiaries	—	8,169.6	6,701.7	5,820.4	6,736.6
Shareholders' equity	—	821.0	758.3	704.9	651.6
Total equity	894.2	—	—	—	—

	Billions of yen (except percentages)				
	2007	2006	2005	2004	2003
Other data:					
Return on assets	**(0.6)%**	0.8%	0.9%	1.0%	0.7%
Return on equity (fully diluted)[(1)(4)]	**(8.1)%**	9.3%	8.9%	9.4%	8.1%
Ratio of deposits, including negotiable certificates of deposit, to total liabilities	**54.7%**	49.1%	44.6%	48.7%	42.8%
Net interest margin	**1.3%**	1.4%	1.3%	1.1%	1.0%
Expense-revenue ratio[(6)]	**58.6%**	50.0%	54.7%	56.8%	64.7%
Non-performing claims, non-consolidated	**¥27.9**	¥42.5	¥51.7	¥97.3	¥233.2
Ratio of non-performing claims to total claims, non-consolidated	**0.5%**	1.0%	1.4%	2.8%	5.7%
Net deferred tax assets	**¥37.3**	¥16.3	¥ 4.3	¥22.8	¥ 18.4
Net deferred tax assets as a percentage of Tier I capital	**6.0%**	2.2%	0.9%	3.2%	2.8%

Notes:
(1) As required by a new accounting standard published by the Accounting Standards Board of Japan (ASBJ), as of March 31, 2007, ¥7.7 billion of deferred losses on derivatives accounted for under hedge accounting have been deducted from total equity. Reclassification of the prior period amount is not permitted under Japanese GAAP.
(2) As required by a new accounting standard published by the ASBJ, as of March 31, 2007, ¥289.6 billion of minority interests in subsidiaries is classified as equity. Reclassification of the prior period amount is not permitted under Japanese GAAP.
(3) On June 25, 2003, Shinsei's common shareholders approved a 1-for-2 reverse stock split, which was executed on July 29, 2003. The per share data is presented as if the reverse stock split had been executed at the beginning of the periods presented.
(4) Stock acquisition rights and minority interests in subsidiaries are excluded from equity.
(5) Fully diluted equity per share is calculated by dividing equity at the end of the periods presented by the number of common shares that would have been outstanding had all securities convertible into or exercisable for common shares been converted or exercised with an applicable conversion or exercise price within the predetermined range at the end of the period.
(6) The expense-revenue ratio is calculated by dividing general and administrative expenses for the periods presented by the total revenue for such period.

Results of Operations

Fiscal Year Ended March 31, 2007 Compared with Fiscal Year Ended March 31, 2006

Fiscal year 2006 results were substantially impacted by the provisions and charges related to our consumer finance business as a result of the significant legislative and market changes affecting the industry. As a result, we recorded an impairment of goodwill and other intangibles associated with the acquisition of APLUS of ¥95.1 billion. In addition, APLUS and Shinki recorded significant provisions for "grey zone" interest payments and other restructuring costs relating to business transformation. We consider these costs and provisions to be largely non-recurring in nature.

Total revenue for the fiscal year ended March 31, 2007 was ¥256.3 billion, compared to ¥273.4 billion in the previous fiscal year. Net interest income increased ¥13.1 billion, or 16.0%, during the year as interest-earning assets grew in all three business pillars. Non-interest income declined in fiscal year 2006 largely due to Shinsei Bank's equity in the net loss of its equity-method affiliate, Shinki, amounting to ¥14.6 billion, net of consolidation adjustments.

Our general and administrative expenses for the fiscal year ended March 31, 2007 were ¥150.2 billion, excluding ¥20.8 billion of amortization of goodwill and other intangibles, an increase of ¥13.6 billion, or 10.0%, as compared to the previous fiscal year. The increase is partly due to the consolidation of Zen-Nichi Shinpan, as well as expenses associated with strategic investments in all three business pillars for future business growth.

We recorded net credit costs of ¥51.9 billion during fiscal year 2006, as compared to net credit costs of ¥30.1 billion for the previous fiscal year. The increase in credit costs was largely attributable to what we believe are higher, largely non-recurring, net credit costs in APLUS. We recorded ¥49.1 billion in net credit costs in APLUS, an increase of ¥18.6 billion from a year ago, relating primarily to delays in collections and a stricter credit reserving policy necessitated by the change in the Money Lending Business Law.

We further reduced our non-performing loans (NPLs) balance under the Financial Revitalization Law so that as of March 31, 2007, total NPLs of Shinsei were ¥27.9 billion, a decline of ¥14.6 billion as compared to the balance at March 31, 2006. NPLs were 0.5% of total claims outstanding at March 31, 2007 on a non-consolidated basis.

Our Tier I capital ratio of 8.1% and total capital adequacy ratio of 13.1% as of March 31, 2007, on a Basel II basis, exceeded our corporate targets for maintaining strong capital ratios.

We recorded impairment of goodwill and other intangibles associated with the acquisition of APLUS and amortization of goodwill and other intangibles associated with the acquisition of consumer and commercial finance companies, net of tax benefit, of ¥96.2 billion in the fiscal year ended March 31, 2007. To provide greater transparency and understanding of our underlying performance, we disclose cash basis net income, which excludes the impairment and amortization of goodwill and other intangibles, net of tax benefit, in our earnings announcements. Our cash basis net income for the fiscal year ended March 31, 2007 was ¥35.3 billion, compared to cash basis net income of ¥101.9 billion in the prior year. A reconciliation of various earnings measures from our results reported under Japanese GAAP to a cash basis is given below.

Supplemental Financial Data and Reconciliations to Japanese GAAP Measures

Shinsei Bank, Limited and Consolidated Subsidiaries

For the fiscal year ended March 31, 2007	Billions of yen (except per share data and percentages)
Impairment and amortization of goodwill and other intangibles	
Amortization of other intangibles	¥ 8.2
Associated deferred tax liability	(3.3)
Amortization of goodwill	12.5
Impairment of other intangibles	40.0
Associated deferred tax liability	(16.2)
Impairment of goodwill	55.0
Total impairment and amortization of goodwill and other intangibles, net of tax benefit	¥ 96.2
Reconciliation of net loss to cash basis net income	
Net loss	¥(60.9)
Impairment and amortization of goodwill and other intangibles, net of tax benefit	96.2
Cash basis net income	¥ 35.3
Reconciliation of basic net loss per share to cash basis basic net income per share	
Basic net loss per share	¥(45.92)
Effect of impairment and amortization of goodwill and other intangibles, net of tax benefit	69.74
Cash basis basic net income per share	¥ 23.82
Reconciliation of return on assets to cash basis return on assets	
Return on assets	(0.6)%
Effect of impairment and amortization of goodwill and other intangibles, net of tax benefit	1.0
Cash basis return on assets	0.4
Reconciliation of return on equity to cash basis return on equity	
Return on equity (fully diluted)	(8.1)%
Effect of impairment and amortization of goodwill and other intangibles, net of tax benefit	12.8
Cash basis return on equity (fully diluted)	4.7
Reconciliation of return on equity to return on tangible equity	
Return on equity (fully diluted)	(8.1)%
Effect of goodwill and other intangibles[1]	14.9
Return on tangible equity (fully diluted)	6.7

Note:
(1) Net loss excludes impairment and amortization of goodwill and other intangibles, net of tax benefit. Average shareholders' equity excludes goodwill and other intangibles, net of associated deferred tax liability.

Table 1. Interest-Earning Assets and Interest-Bearing Liabilities (Consolidated)

	Billions of yen (except percentages)					
	2007			2006		
Fiscal years ended March 31	Average Balance	Interest	Yield/Rate	Average Balance	Interest	Yield/Rate
Interest-earning assets:						
Loans and bills discounted	¥4,613.4	¥126.8	2.75%	¥3,730.7	¥104.4	2.80%
Leased assets and installment receivables	831.3	51.1	6.15	793.7	46.0	5.80
Securities	1,750.6	32.3	1.85	1,721.4	16.8	0.98
Other interest-earning assets[1]	721.4	13.6	n.m.	503.7	3.7	n.m.
Total revenue on interest-earning assets	¥7,916.8	¥223.9	2.83%	¥6,749.7	¥171.0	2.53%
Interest-bearing liabilities:						
Deposits, including negotiable certificates of deposit	¥4,834.0	¥ 34.3	0.71%	¥3,776.8	¥ 16.9	0.45%
Debentures	795.6	3.0	0.38	1,152.9	4.7	0.41
Subordinated debt	399.5	9.8	2.47	259.7	5.5	2.13
Borrowed money and corporate bonds	1,118.1	11.8	1.06	999.3	12.2	1.22
Other interest-bearing liabilities[1]	674.4	18.2	n.m.	229.4	3.3	n.m.
Total expense on interest-bearing liabilities	¥7,821.8	¥ 77.3	0.99%	¥6,418.3	¥ 42.7	0.67%
Non-interest-bearing sources of funds:						
Non-interest-bearing (assets) liabilities, net	¥ (654.3)	—	—	¥ (489.6)	—	—
Shareholders' equity[2]	749.4	—	—	821.0	—	—
Total interest-bearing liabilities and non-interest-bearing sources of funds	¥7,916.8	—	—	¥6,749.7	—	—
Net interest margin	—	—	1.84%	—	—	1.87%
Impact of non interest-bearing sources	—	—	0.01	—	—	0.03
Net revenue on interest-earning assets/yield on interest-earning assets	—	¥146.6	1.85%	—	¥128.3	1.90%

Reconciliation of total revenue on interest-earning assets to total interest income

Total revenue on interest-earning assets	¥7,916.8	¥223.9	2.83%	¥6,749.7	¥171.0	2.53%
Less: Income on leased assets and installment receivables	831.3	51.1	6.15	793.7	46.0	5.80
Total interest income	¥7,085.5	¥172.8	2.44%	¥5,955.9	¥125.0	2.10%
Total interest expenses	—	77.3	—	—	42.7	—
Net interest income	—	¥95.4	—	—	¥82.2	—

Notes:
(1) Other interest-earning assets and other interest-bearing liabilities include interest swaps and fund swaps.
(2) Represents a simple average of the balance at the end of the current period and the balance at the end of the previous period

Our net revenue on interest-earning assets includes net interest income as well as revenue earned on our average balance of leased assets and installment receivables. We consider income on leased assets and installment receivables to be a component of our interest income, but Japanese GAAP does not include income on leased assets and installment receivables in net interest income. Thus we calculate net interest income excluding income on leased assets and installment receivables and then reconcile to net revenue on interest-earning assets by including income on leased assets and installment receivables, which is reported in net other business income in our consolidated statement of income.

Table 2. Analysis of Changes in Net Revenue on Interest-Earning Assets (Consolidated)

	Billions of yen		
	Due to change in[1]		
From fiscal year ended March 31, 2006 to fiscal year ended March 31, 2007	Volume	Rate	Net Change
Increase (decrease) in interest revenue:			
Loans and bills discounted	¥24.7	¥ (2.3)	¥22.3
Leased assets and installment receivables	2.1	2.9	5.0
Securities	0.2	15.1	15.4
Other interest-earning assets	1.6	8.3	9.9
Total revenue on interest-earning assets			**¥52.8**
Increase (decrease) in interest expenses:			
Deposits, including negotiable certificates of deposit	¥ 4.7	¥12.6	¥17.4
Debentures	(1.4)	(0.2)	(1.7)
Subordinated debt	2.9	1.3	4.3
Borrowed money and corporate bonds	1.4	(1.8)	(0.3)
Other interest-bearing liabilities	6.4	8.4	14.9
Total expense on interest-bearing liabilities			**¥34.5**
Net increase in net revenue on interest-earning assets			**¥18.2**

Reconciliation of total revenue on interest-earning assets to total interest income

Total revenue on interest-earning assets	¥52.8
Less: Income on leased assets and installment receivables	5.0
Total interest income	¥47.7
Total interest expenses	34.5
Net increase in net interest income	**¥13.1**

Note:
(1) The changes in interest income and expense for each category are divided into the portion of change attributable to the variance in volume or rate for that category. The attribution of the volume variance is calculated by multiplying the change in volume by the previous year's rate. The attribution of the rate variance is calculated by multiplying the change in rate by the current year's balance.

Net Revenue on Interest-Earning Assets

Our principal interest-earning assets include loans and bills discounted, securities (other than securities held for trading purposes), consisting mainly of Japanese government bonds and bonds issued by non-Japanese corporations, as well as leased assets and installment receivables generated in our Consumer and Commercial Finance business. Our principal interest-bearing liabilities are deposits (including negotiable certificates of deposit and foreign currency deposits), debentures, subsidiaries' borrowings from other financial institutions, and subordinated bonds and debt.

Net revenue on interest-earning assets for the fiscal year ended March 31, 2007 was ¥146.6 billion, an increase of ¥18.2 billion compared with the prior fiscal year. Total revenue on interest-earning assets increased by ¥52.8 billion while total interest expenses increased by ¥34.5 billion. The net yield on interest-earning assets stood at 1.85%, compared with 1.90% for the prior fiscal year.

Based on an attribution analysis which divides revenue and expense changes into either a variance in the volume of assets or liabilities or a variance in interest rate, the ¥52.8 billion increase in total revenue on interest-earning assets is attributable primarily to higher volume of loans and bills discounted and yield on securities. The average consolidated balance for loans and bills discounted increased to ¥4,613.4 billion for the fiscal year ended March 31, 2007 from ¥3,730.7 billion for the previous fiscal year with the average yield at 2.75% for the fiscal year ended March 31, 2007, compared to 2.80% for the previous fiscal year. The increase in average balance was primarily the result of increases in loan balances in all three business lines.

The ¥34.5 billion increase in total interest expense was attributable primarily to the increased average rates on,

and increased average balances of, deposits and negotiable certificates of deposit (NCD), increased average balances of subordinated debt and an increase in other interest-bearing liabilities. The increase in deposits and NCD interest expense was primarily due to an increase in the average rates, which stood at 0.71% for the fiscal year ended March 31, 2007, compared to 0.45% for the previous fiscal year and, to a lesser extent, an increase in the average balance to ¥4,834.0 billion from ¥3,776.8 billion. The increase in subordinated debt interest expense was due to an increase in the average balance outstanding to ¥399.5 billion for the fiscal year ended March 31, 2007 from ¥259.7 billion for the previous fiscal year mainly due to increases in subordinated debt related to our issuance of EUR1.0 billion of step-up callable subordinated notes in February 2006. The interest expense increase of ¥14.9 billion in other interest-bearing liabilities partly relates to interest and currency swap expenses associated with foreign currency-denominated and overseas transactions. A reduction in the average interest rate on borrowed money and corporate bonds to 1.06% for the fiscal year ended March 31, 2007 from 1.22% for the previous fiscal year reflects our continuing efforts to reduce borrowing costs. This reduction was partially offset by an increase in interest expense arising from the higher average balance outstanding. A decline in the average debentures balance outstanding to ¥795.6 billion for the fiscal year ended March 31, 2007 from ¥1,152.9 billion for the previous fiscal year was consistent with our strategy of increasing retail deposits and reducing maturing debentures.

Net Fees and Commissions

Fees and commissions primarily include fees on non-recourse real estate finance, consumer and commercial finance loans and other financing products, fees for trust and securities services, and commissions on sales of asset management products.

Net fees and commissions for the fiscal year ended March 31, 2007 were ¥46.4 billion, an increase of ¥0.9 billion as compared to the previous fiscal year. The main factor was an increase of ¥1.9 billion in fees from sales of asset management products such as mutual funds and variable annuities to retail customers. This was partly offset by a ¥1.7 billion decline in fees from various financing activities to APLUS customers.

Net Trading Income

The table below shows the principal components of net trading income.

Table 3. Net Trading Income (Consolidated)

	Billions of yen	
Fiscal year ended March 31	2007	2006
Income from trading securities	**¥ 1.5**	¥ 7.7
Income from securities held to hedge trading transactions	**6.3**	2.2
Income from trading-related financial derivatives	**10.2**	17.6
Other, net	**(0.3)**	(0.1)
Net trading income	**¥17.8**	¥27.5

Net trading income reflects revenues from customer-driven transactions as well as transactions undertaken for our own trading purposes (that is, transactions seeking to capture gains arising from short-term changes in market value). In addition to investments in securities, it encompasses income we derive from providing derivative products, including structured deposits, to retail and institutional customers.

During the fiscal year ended March 31, 2007, we earned ¥17.8 billion in net trading income, as compared to ¥27.5 billion in the prior fiscal year. The decline in income from trading securities of ¥6.2 billion was attributable to trading Japanese government bonds and equity derivatives activities. Income from securities held to hedge trading transactions increased to ¥6.3 billion relating mainly to bond trading activities. In fiscal year 2006, the decline in income from trading-related financial derivatives resulted mainly from a decrease in option income generated in connection with interest-linked structured deposits provided mainly to retail customers from ¥11.0 billion to ¥5.7 billion due to lower demand for the products.

Net Other Business Income

The table below shows the principal components of net other business income.

Table 4. Net Other Business Income (Consolidated)

	Billions of yen	
Fiscal years ended March 31	2007	2006
Income on monetary assets held in trust, net	¥14.7	¥ 23.5
Net gain on securities	15.1	6.1
Net gain on foreign exchange	10.4	10.6
Net gain on other monetary claims purchased	19.9	17.1
Other business income (losses), net		
(Losses) income from derivatives for banking purposes, net	(6.7)	0.9
Equity in net (losses) income of affiliates	(12.7)	4.1
Gain on lease cancellation and other lease income, net	2.3	2.3
Other, net	2.3	7.1
Net other business income before income on leased assets and installment receivables, net	45.4	72.0
Income on leased assets and installment receivables, net	51.1	46.0
Net other business income	¥96.6	¥118.0

Net other business income mainly includes income on leased assets and installment receivables, net gain on securities and foreign exchanges, net gain on other monetary claims purchased for trading purposes, income on monetary assets held in trust and equity in net (losses) income of affiliates. For purposes of our analysis of results of operations, we include income on leased assets and installment receivables in our discussion of net revenue on interest-earning assets because we consider such income to be similar in character to our interest income.

Net other business income for the fiscal year ended March 31, 2007 was ¥96.6 billion. This included income of ¥51.1 billion from the leased assets and installment receivables business of APLUS and Showa Leasing Co., Ltd. (Showa Leasing). Excluding such income, our net other business income for fiscal year 2006 was ¥45.4 billion, a decline of ¥26.5 billion compared with the previous fiscal year. The principal reason for the decline was the incurrence of ¥12.7 billion of equity in net losses of affiliates as compared to equity in net income of ¥4.1 billion in the prior year. In fiscal year 2006, we recorded a net loss of our equity-method affiliate, Shinki, amounting to ¥14.6 billion, net of consolidation adjustments. Shinki's net loss was due primarily to provisions and costs for "grey zone" interest payments and restructuring costs required for business transformation.

Income on monetary assets held in trust should be considered together with net gains on other monetary claims purchased for trading purposes as both of these income categories include credit trading and securitization income. In fiscal year 2006, we completed 61 new credit trading transactions domestically with an aggregate investment amount of ¥74.8 billion and nine transactions overseas with an aggregate investment amount of ¥139.0 billion. In the fiscal year ended March 31, 2006, we completed 43 domestic credit trading transactions with an aggregate investment amount of ¥76.3 billion. In addition, during fiscal year 2006, we concluded five new securitization deals with a total issuance amount of ¥55.8 billion, compared to 14 securitization deals with a total issuance amount of ¥277.8 billion in the previous fiscal year. Net gain on other monetary claims purchased for trading purposes increased ¥2.8 billion to ¥19.9 billion for the fiscal year ended March 31, 2007, consisting primarily of income from credit trading transactions. Income on monetary assets held in trust for trading purposes declined to ¥14.7 billion largely reflecting the absence of gains on equity securities-related transactions.

The ¥8.9 billion increase in net gain on securities relates to the securities portfolio held in our capital markets business. This was partly offset by corresponding equity derivatives included in losses from derivatives for banking purposes, net of ¥6.7 billion, which declined ¥7.7 billion as compared with the prior fiscal year. Net gain on foreign exchange of ¥10.4 billion, in part, includes option income in connection with currency-linked structured deposits provided to retail customers of ¥5.6 billion, as well as fees on foreign exchange transactions.

Total Revenue

Due to the factors described above, total revenue in the fiscal year ended March 31, 2007 was ¥256.3 billion, as compared with ¥273.4 billion in the previous fiscal year.

General and Administrative Expenses

The table below sets forth the principal components of our general and administrative expenses.

Table 5. General and Administrative Expenses (Consolidated)

Fiscal years ended March 31	Billions of yen 2007	2006
Personnel expenses	¥ 62.7	¥ 59.7
Premises expenses[1]	17.3	18.0
Technology and data processing expenses[1]	20.1	19.1
Advertising expenses	10.9	8.4
Consumption and property taxes	7.3	7.5
Deposit insurance premium	2.8	2.3
Other general and administrative expenses	28.8	21.4
General and administrative expenses	150.2	136.5
Amortization of goodwill and other intangibles	20.8	29.4
Total general and administrative expenses	¥171.0	¥166.0

Note:
(1) Prior period reporting has been restated to be consistent with current reporting format.

From the fiscal year which commenced on April 1, 2006, amortization of goodwill and other intangibles is recorded in total general and administrative expenses.

General and administrative expenses (excluding amortization of goodwill and other intangibles) for the fiscal year ended March 31, 2007 were ¥150.2 billion compared with ¥136.5 billion for the previous fiscal year. The increase was partly due to the inclusion of ¥4.8 billion in expenses of Zen-Nichi Shinpan, a newly acquired subsidiary of APLUS. The increase in expenses was also necessitated by the continued need for strategic investments to grow each of our three business pillars.

Personnel expenses increased by ¥2.9 billion to ¥62.7 billion, of which ¥1.8 billion relates to the inclusion of Zen-Nichi Shinpan's personnel expenses.

For the fiscal year ended March 31, 2007, our premises expenses were ¥17.3 billion, compared to ¥18.0 billion the previous fiscal year. We were able to reduce our premises expenses by ¥0.6 billion as we continue to monitor our premises expenses as a part of our overall expense rationalization.

Technology and data processing expenses increased by ¥0.9 billion to ¥20.1 billion in the fiscal year ended March 31, 2007. This includes, in part, expenses associated with increased investments in new information technology systems and an increase in related maintenance and depreciation expenses, as well as expenses of electronic data information services. Advertising expenses were ¥10.9 billion for fiscal year 2006, an increase of ¥2.5 billion compared to the previous fiscal year, reflecting, in part, initial marketing expenses related to co-branded credit cards with APLUS, as well as advertising expenses of ¥0.4 billion of APLUS' newly acquired subsidiary, Zen-Nichi Shinpan. Advertising expenses in the retail banking business increased by ¥0.4 billion to ¥3.0 billion.

Other general and administrative expenses, consisting of outsourcing and temporary staff expenses, professional fees, printing and stationery expenses, were ¥28.8 billion compared to ¥21.4 billion the previous fiscal year. The increase of ¥7.4 billion is partly attributable to expenses in APLUS and Zen-Nichi Shinpan and outsourcing expenses and temporary staff expenses in the Bank.

Amortization of Goodwill and Other Intangibles

The acquisition of majority stakes in APLUS (including Zen-Nichi Shinpan) and Showa Leasing resulted in the creation of goodwill and other intangibles. The amortization of goodwill and other intangibles was ¥20.8 billion for the fiscal year ended March 31, 2007. This mainly includes amortization of goodwill and other intangibles attributable to APLUS (including Zen-Nichi Shinpan) and Showa Leasing in the amount of ¥17.3 billion and ¥3.4 billion, respectively.

Net Credit Costs

The following table sets forth our net credit costs on a consolidated basis for the fiscal years ended March 31, 2007 and 2006.

Table 6. Net Credit Costs (Consolidated)

	Billions of yen	
Fiscal years ended March 31	2007	2006
Losses on write-off of loans	**¥ 1.5**	¥ 1.1
Losses on sale of loans	**—**	0.3
Net provision (reversal) of reserve for loan losses:		
Net provision of general reserve for loan losses	**33.5**	30.0
Net provision (reversal) of specific reserve for loan losses	**15.6**	(5.1)
Net provision (reversal) of reserve for loan losses to restructuring countries	**0.0**	(0.0)
Subtotal	**49.2**	24.8
Net (reversal) provision of specific reserve for other credit losses	**(0.8)**	1.1
Other credit costs relating to leasing business	**1.9**	2.6
Net credit costs	**¥51.9**	¥30.1

The principal components of net credit costs are provisions or reversals of loan loss reserves. In accordance with Japanese regulatory requirements, Shinsei maintains general and specific reserves for loan losses, a reserve for loans to restructuring countries, as well as a specific reserve for other credit losses. Certain of our subsidiaries, particularly APLUS and Showa Leasing, also maintain general and specific reserves for loan losses.

We recorded net credit costs of ¥51.9 billion for the fiscal year ended March 31, 2007 compared with net credit costs of ¥30.1 billion for the fiscal year ended March 31, 2006. The increase in net credit costs in fiscal year 2006 was largely due to higher credit provisions in APLUS. APLUS recorded net credit costs of ¥49.1 billion, an increase of ¥18.6 billion from the previous fiscal year, relating primarily to delays in collections, stricter credit reserving policy necessitated by the change in the Money Lending Business Law and "grey zone" related costs.

Other Losses, Net

Other losses, net were ¥99.1 billion for the fiscal year ended March 31, 2007, as compared to ¥3.4 billion during the previous fiscal year. Other losses, net in fiscal year 2006 mainly includes ¥95.1 billion of impairment of goodwill and other intangibles associated with the acquisition of APLUS, "grey zone" related costs of ¥9.9 billion and other restructuring costs of ¥6.4 billion related to APLUS. This was partly offset by a gain on the sale of shares of BlueBay Asset Management Limited amounting to ¥11.6 billion.

Income (Loss) Before Income Taxes and Minority Interests

As a result of the foregoing, loss before income taxes and minority interests totaled ¥65.7 billion for the fiscal year ended March 31, 2007, as compared to income before income taxes and minority interests of ¥73.7 billion in the previous fiscal year.

Income Taxes (Benefit)

For the fiscal year ended March 31, 2007, we recorded ¥3.2 billion in current income tax, ¥0.4 billion lower than for the previous year mainly related to local income tax paid by our subsidiaries. We also recorded a deferred income tax benefit of ¥24.6 billion, largely reflecting the tax benefit on the impairment of other intangibles associated with the acquisition of APLUS amounting to ¥16.2 billion, amortization of fair value adjustments to net assets and other intangibles of ¥3.9 billion and the impact of deferred tax asset recognition based on our projected taxable income for the following one-year period.

Minority Interests in Net Income (Loss) of Subsidiaries

Minority interests in net income (loss) of subsidiaries of ¥16.6 billion for the fiscal year ended March 31, 2007 largely reflects interest payments relating to our issuance of hybrid Tier I capital in the international market in February and March 2006 amounting to $1,475 million and minority interests relating to APLUS's preferred shareholders and subsidiaries of Shinseigin Finance Co., Ltd.

Net (Loss) Income

Our net loss for the fiscal year ended March 31, 2007 of ¥60.9 billion, compared to net income of ¥76.0 billion in the prior fiscal year reflects charges arising from legislative and market changes in the consumer finance industry that we consider to be largely non-recurring. We report both Japanese GAAP net (loss) income and cash basis net income in order to provide greater transparency and understanding of our underlying performance. For the fiscal year ended March 31, 2007, consolidated cash basis net income was ¥35.3 billion, as compared to ¥101.9 billion in the previous fiscal year. Cash basis net income is defined as Japanese GAAP net (loss) income adjusted to exclude the impairment and amortization of goodwill and other intangibles, net of tax benefit, attributable to our consumer and commercial finance companies.

Reconciliation from Reported-Basis Results to Operating-Basis Results

In addition to analyzing our results of operations in the format used for our financial statements, which we refer to as the "reported-basis," our management also reviews our results on an "operating-basis" to assess each of our business lines and to measure our results against targeted goals. Operating-basis results are calculated by adjusting the reported-basis results principally for the amortization of goodwill and other intangibles, certain revenue items, amortization of net actuarial losses and lump-sum payments. In essence, the operating-basis results represent what we consider to be "core" business results and are in conformity with Japanese GAAP at the net (loss) income level. The following summary table provides a reconciliation between our results on a reported and operating basis.

Table 7. Reconciliation from Reported-Basis Results to Operating-Basis Results (Consolidated)

	Billions of yen					
	2007			2006		
Fiscal years ended March 31	Reported-basis	Reclassifications	Operating-basis	Reported-basis	Reclassifications	Operating-basis
Revenue:						
Net interest income	¥ 95.4	—	¥ 95.4	¥ 82.2	—	¥ 82.2
Non-interest income[(1)(2)]	160.8	11.9	172.8	191.1	0.3	191.4
Total revenue	256.3	11.9	268.3	273.4	0.3	273.7
General and administrative expenses[(3)]	150.2	(0.2)	149.9	136.5	(0.6)	135.9
Amortization of goodwill and other intangibles	20.8	(20.8)	—	29.4	(29.4)	—
Total general and administrative expenses	171.0	(21.0)	149.9	166.0	(30.0)	135.9
Net business profit/Ordinary business profit[(4)]	85.3	33.0	118.3	107.3	30.3	137.7
Net credit costs	51.9	—	51.9	30.1	—	30.1
Amortization of goodwill and other intangibles	—	20.8	20.8	—	29.4	29.4
Other losses, net[(1)(2)(3)]	(99.1)	(12.2)	(111.3)	(3.4)	(0.9)	(4.4)
(Loss) income before income taxes and minority interests	(65.7)	—	(65.7)	73.7	—	73.7
Income tax (benefit) and minority interests	(4.7)	—	(4.7)	(2.3)	—	(2.3)
Net (loss) income	¥ (60.9)	¥ —	¥ (60.9)	¥ 76.0	¥ —	¥ 76.0

Notes:
(1) Reclassifications consist principally of adjustments relating to other business income between other (losses), net and non-interest income.
(2) Reclassifications consist principally of adjustments relating to revenue from strategic investments.
(3) Reclassifications consist principally of adjustments relating to lump-sum compensation and amortization of net actuarial gains or losses from general and administrative expenses to other (losses), net.
(4) Ordinary business profit is derived after reclassifying certain items from net business profit.

Business Lines Results

We continue to expand our products and broaden our customer base through our three strategic business lines, Institutional Banking, Consumer and Commercial Finance and Retail Banking. During the year we promoted interaction between various businesses within each of the pillars, leading to a significant increase in synergies in terms of business enhancing cross-sales and referrals, joint business ventures and cost-saving opportunities.

Management monitors the performance of these business lines on an operating basis. The business lines discussion below covers the operating-basis ordinary business profit (loss) after net credit costs (recoveries) of the three business lines and a fourth category of ALM/Corporate/Other.

Table 8. Operating-Basis Ordinary Business Profit (Loss) after Net Credit Costs (Recoveries) by Business Line (Consolidated)

	Billions of yen				
	2007				
For the fiscal year ended March 31	Institutional Banking	Consumer and Commercial Finance	Retail Banking	ALM/ Corporate/ Other[1]	Total
Net interest income	¥ 29.3	¥ 43.0	¥17.5	¥ 5.4	¥ 95.4
Non-interest income	87.9	69.1	18.5	(2.8)	172.8
Total revenue	117.3	112.2	36.1	2.6	268.3
General and administrative expenses	43.4	68.1	37.7	0.6	149.9
Ordinary business profit (loss)	73.8	44.0	(1.5)	2.0	118.3
Net credit (recoveries) costs	(4.0)	53.8	0.1	1.9	51.9
Ordinary business profit (loss) after net credit costs (recoveries)	¥ 77.8	¥ (9.8)	¥ (1.6)	¥ 0.0	¥ 66.4

	Billions of yen				
	2006				
For the fiscal year ended March 31	Institutional Banking	Consumer and Commercial Finance	Retail Banking	ALM/ Corporate/ Other[1]	Total
Net interest income	¥ 29.9	¥ 38.0	¥16.8	¥ (2.5)	¥ 82.2
Non-interest income	86.8	81.7	25.5	(2.7)	191.4
Total revenue	116.7	119.7	42.4	(5.2)	273.7
General and administrative expenses	39.6	60.4	34.8	1.0	135.9
Ordinary business profit (loss)	77.0	59.3	7.6	(6.2)	137.7
Net credit (recoveries) costs	(4.9)	34.6	0.4	0.0	30.1
Ordinary business profit (loss) after net credit costs (recoveries)	¥ 82.0	¥ 24.6	¥ 7.2	¥ (6.3)	¥107.5

Note:
(1) ALM/Corporate/Other largely includes results of corporate treasury activities, income from proprietary investments and corporate level expenses.

Institutional Banking

In the Institutional Banking business, the product specialists and relationship managers work closely together to increase the number of products per customer. Corporate lending increased as we continue to offer new solutions. Relationships with regional banks and local financial institutions, with whom the business works as partners, continue to strengthen. The Institutional Banking business continues to forge long-standing relationships with its real estate customers. The Japanese public sector has been showing strong potential as we offer various innovative solutions.

Many of these businesses are relatively new to the Japanese banking industry and have been dominated by foreign investment banks, but we believe they have the potential to grow significantly. We also commit our own capital to proprietary investing and trading activities as market opportunities arise.

During fiscal year 2006, the Institutional Banking business earned revenue of ¥117.3 billion, an increase of ¥0.5 billion as compared to the previous fiscal year. The business made strong progress in real estate finance and corporate loan portfolio growth, as well as in both the domestic and international credit trading business. We

also still see considerable growth opportunities through focused sales efforts of capital markets products to our institutional client base—through both Shinsei Bank and Shinsei Securities—and this continues to be a central strategy for the Institutional Banking business. However, uneven markets limited customer flows. The securitization business experienced oversupply in the market while volatility in the equity and fixed income markets challenged the rest of the capital markets business. General and administrative expenses for the period increased ¥3.8 billion to ¥43.4 billion, reflecting our continued investment in expanding our capital markets product and sales capability. Net credit recoveries for the period of ¥4.0 billion were partly attributable to an improvement in the credit ratings of several debtors. As a result, ordinary business profit after net credit recoveries totaled ¥77.8 billion, a ¥4.1 billion decline over the previous fiscal year.

The expense-to-revenue ratio of the Institutional Banking business stood at 37.1% in fiscal year 2006 compared with 34.0% for the previous fiscal year.

Table 9. Institutional Banking Revenue by Product (Consolidated)

	Billions of yen	
Fiscal years ended March 31	2007	2006[1]
Institutional Banking:		
Corporate loans	¥ 20.1	¥ 17.9
Non-recourse real estate finance	17.8	20.2
Credit trading	17.1	14.9
Foreign exchange, derivatives, equity-related	12.8	31.4
Securitization	11.2	12.9
Principal investments	10.7	5.8
Other capital markets	6.3	5.0
Other products	20.8	8.3
Total revenue	¥117.3	¥116.7

Note:
(1) Prior period has been adjusted to conform to current period presentation.

The Institutional Banking business delivered strong results in corporate loans, credit trading activities and other products, including gains on strategic investments. The securitization business experienced oversupply in the market while volatility in the equity markets challenged the foreign exchange, derivatives and equity-related revenues.

Revenue diversification is essential to ensure earnings stability in this business line. Corporate loans increased by 4.7% to reach ¥2,985.5 billion at March 31, 2007, as compared with March 31, 2006. As a result, revenues from corporate loans increased to ¥20.1 billion for the fiscal year ended March 31, 2007, an increase of ¥2.2 billion, or 12.4%, compared to the previous fiscal year.

Non-recourse real estate finance balance grew 66.8% to a fiscal year-end balance of ¥769.5 billion. As a result, the business generated revenue of ¥17.8 billion despite margin compression.

In credit trading, we invest in various kinds of credit – primarily distressed assets, non-performing loans and sub-performing loans – in both the domestic and international markets. In fiscal year 2006, we completed 61 new credit trading transactions domestically with an aggregate investment amount of ¥74.8 billion and nine transactions overseas with an aggregate investment amount of ¥139.0 billion. As a result, we earned revenue of ¥17.1 billion, an increase of ¥2.1 billion compared to the previous fiscal year. In the securitization business, we closed five new transactions in fiscal year 2006 with a total issuance amount of ¥55.8 billion, and revenue generated from the securitization business was ¥11.2 billion in the fiscal year ended March 31, 2007 as compared to ¥12.9 billion in the previous fiscal year. The increase in revenue from other products largely relates to a gain on the sale of our strategic investment in BlueBay Asset Management Limited amounting to ¥11.6 billion.

Consumer and Commercial Finance

The Consumer and Commercial Finance (CCF) business provides consumer finance, commercial finance and specialty property finance for both consumers and small businesses. This business has been built up through the acquisition of a number of subsidiaries which now form an integral part of the Shinsei Bank Group with a dedicated team providing operational and managerial direction to each subsidiary to leverage core competencies and intra-bank synergies.

The legislative and market changes during the year had a significant impact on the financial performance of our consumer finance subsidiary, APLUS, and a 36.4% owned affiliate, Shinki. Overall financial performance of our commercial finance businesses remains strong. Showa Leasing continues to deepen its relationships with small and medium-sized enterprise customers by offering them additional products from other areas of the Bank.

The CCF business generated total revenue of ¥112.2 billion in fiscal year 2006. This is ¥7.5 billion lower than a year ago mainly due to equity in net loss of ¥14.6 billion associated with Shinsei Bank's affiliate, Shinki. This loss was partly offset by higher revenues in APLUS and commercial finance businesses. General and administrative expenses increased ¥7.7 billion to ¥68.1 billion, partly due to ¥4.8 billion in expenses relating to Zen-Nichi Shinpan, a newly-acquired subsidiary of APLUS.

Net credit costs during fiscal year 2006 increased ¥19.2 billion to ¥53.8 billion due to higher credit provisions in APLUS amounting to ¥49.1 billion relating primarily to delays in collections and stricter credit reserving policy necessitated by the change in the Money Lending Business Law and "grey zone" costs.

Table 10. Consumer and Commercial Finance Ordinary Business Profit (Loss) after Net Credit Costs by Subsidiary[1]

	Billions of yen			
	2007			
For the fiscal year ended March 31	APLUS	Showa Leasing	Other Subsidiaries[2]	Consumer and Commercial Finance
Consumer and Commercial Finance:				
Total revenue	¥93.2	¥25.0	¥ (6.0)	¥112.2
General and administrative expenses	52.2	10.9	5.0	68.1
Ordinary business profit (loss)	41.0	14.1	(11.1)	44.0
Net credit costs	49.1	3.0	1.7	53.8
Ordinary business profit (loss) after net credit costs	¥ (8.1)	¥11.1	¥(12.8)	¥ (9.8)

	Billions of yen			
	2006			
For the fiscal year ended March 31	APLUS	Showa Leasing	Other Subsidiaries[2]	Consumer and Commercial Finance
Consumer and Commercial Finance:				
Total revenue	¥85.1	¥22.8	¥11.7	¥119.7
General and administrative expenses	43.0	10.5	6.8	60.4
Ordinary business profit	42.0	12.2	4.9	59.3
Net credit costs	30.4	3.1	1.0	34.6
Ordinary business profit after net credit costs	¥11.6	¥ 9.1	¥ 3.8	¥ 24.6

Notes:
(1) Net of consolidation adjustments, if applicable.
(2) Includes (loss) profits of Shinki, an affiliate, and unallocated CCF sub-group expenses.

For the fiscal year ended March 31, 2007, APLUS recorded total revenue of ¥93.2 billion on a consolidated basis from its installment shopping credit, credit cards businesses and loan guarantees. This represented 83.1% of total CCF business revenue. APLUS' ordinary business loss after credit costs of ¥8.1 billion is ¥19.7 billion lower than a year ago. APLUS recorded net credit costs of ¥49.1 billion in fiscal year 2006, ¥18.6 billion higher than a year ago. This is largely due to higher net credit costs necessitated by delays in collections, stricter credit reserving policy and "grey zone" related costs. We consider a significant portion of the increase in net credit costs to be non-recurring in nature.

Showa Leasing is our commercial finance platform and provides general and auto leasing, lending and other financing solutions to small and medium-size companies and automobile dealerships. Showa Leasing recorded revenue of ¥25.0 billion, an increase of ¥2.2 billion, or 9.8%, from the fiscal year ended March 31, 2006. The increase in revenue in fiscal year 2006 is comprised of continued growth in business, synergies with institutional banking and gains from sales of securities.

Other subsidiaries revenue includes Shinsei's equity in net loss of ¥14.6 billion associated with Shinsei Bank's affiliate, Shinki, net of consolidation adjustments. This largely relates to our portion of losses associated with "grey-zone" and other restructuring costs recognized by Shinki during fiscal year 2006.

Retail Banking

In Retail Banking, the business continues to expand its product range and enhance consultative services for retail customers while working closely with Institutional Banking to better serve the needs of its customers, including high net worth individuals. Furthermore, the Retail Bank and APLUS are working together to offer new products and services such as the new Shinsei VISA Card launched in March 2007.

During the fiscal year 2006, new branches were opened in Omotesando and Nihombashi and we have also expanded our ATM network. Our retail customers interact and transact with us not only through these physical outlets but also via our internet banking portal, a network of over 60,000 ATMs located throughout Japan and call centers servicing our customers 24 hours a day, 7 days a week, including Japanese national holidays. We have been installing ATMs in Tokyo Metro stations to provide further convenience to our customers. Our 64 ATMs at 37 stations represent the largest ATM network in the Tokyo Metro. The retail customer base continues to grow at a significant rate, reaching over 1.9 million accounts as of the end of March 2007, an increase of over 276,000 since March 2006. The Bank continued to launch new products, such as the *Power Step-up Yokin*, an extendable yen time deposit, and the Emerging Currency Bond Fund, a publicly-offered domestic investment trust that invests in emerging market fixed-income securities and investment products through Shinsei Bank's partnership with UTI Asset Management.

Although savings and time deposits as well as mutual fund products continued to grow steadily, during the period under review, weaker demand for structured deposits following the Bank of Japan's change in interest rate policy adversely impacted revenue. In fiscal year 2006, the Retail Banking business generated revenue of ¥36.1 billion, which was ¥6.2 billion lower than the previous fiscal year mainly due to a decline in revenue from structured deposits. The increase in general and administrative expenses of ¥2.9 billion to ¥37.7 billion mainly relates to the new facilities established in fiscal year 2006 and the full impact of retail banking facilities established in the prior fiscal year, increased investments in new technology systems and customer driven transaction activities. As a result, ordinary business loss after net credit costs for the period was ¥1.6 billion as compared to ordinary business profit after net credit costs of ¥7.2 billion in the previous fiscal year.

In August 2006, our Retail Banking business was once again ranked No.1 in a customer satisfaction survey by the *Nihon Keizai Shimbun* for the third consecutive year. In June 2006, the Bank was recognized as "Best Retail Bank in Japan" by The *Asian Banker* for the second consecutive year and awarded the "Excellence in Internet Banking" for the Asia-Pacific region by the same publication.

Table 11. Retail Banking Revenue by Product (Consolidated)

	Billions of yen	
Fiscal years ended March 31	2007	2006
Retail Banking:		
Deposits and debentures net interest income	¥14.6	¥13.3
Deposits and debentures non-interest income	9.6	18.3
Asset management	9.3	7.4
Loans	2.6	3.2
Total revenue	¥36.1	¥42.4

Deposits of retail customers increased by over 14% and the total of retail deposits surpassed ¥3.5 trillion as of March 31, 2007. Deposits and debentures net interest income relates to the internal interest spread we credit to our retail banking business on customer deposits and debentures. Deposits and debentures net interest income grew ¥1.2 billion to ¥14.6 billion in the fiscal year ended March 31, 2007 as a result of growth in retail deposits.

Deposits and debentures non-interest income mainly includes revenue from structured deposits and commissions on foreign exchange transactions. This is partly offset by fees we incur in connection with ATMs and funds transfers. In fiscal year 2006, we recorded revenue of ¥9.6 billion from deposits and debentures non-interest income, a decline of ¥8.7 billion compared to the previous fiscal year, mainly reflecting lower option income generated in connection with structured deposits by ¥8.3 billion to ¥11.3 billion.

Fees from asset management products increased 24.6% to ¥9.3 billion for the fiscal year ended March 31, 2007 compared to the previous fiscal year. Loans to retail customers grew 23.8% to ¥566.9 billion as of March 31, 2007. This resulted in Retail Banking recording ¥2.6 billion in revenue from housing loans and other lending products during fiscal year 2006. The decline in revenue from loans largely relates to lower margins on housing loan products.

ALM/Corporate/Other

ALM, Corporate and Other primarily includes results of corporate treasury activities, inter-company adjustments, and corporate level expenses. In fiscal year 2006, ordinary business profit after net credit costs was nil.

Summary of Non-consolidated Financial Results

Overview

We disclose non-consolidated financial information of Shinsei in addition to our consolidated financial statements. As a recipient of public funds, we are required by the FSA to update and report on Shinsei's non-consolidated performance in relation to targets set forth in its Revitalization Plan on a quarterly basis, and to publicly disclose that information semi-annually. Shinsei's plan was initially prepared by LTCB upon its emergence from nationalization and we have subsequently updated the plan in August 2001, August 2003 and August 2005. The current revitalization plan is scheduled to be updated by August 2007.

Shinsei Bank accounts for a substantial portion of our consolidated financial condition and results of operations. For the fiscal year ended March 31, 2007, Shinsei Bank accounted for 80.5% of our consolidated assets.

Fiscal year 2006 results of operations, on a non-consolidated basis, were significantly impacted by the legislative and market changes in the consumer finance industry. As a result of the changes in the consumer finance industry, it was necessary to assess the impairment of our investment in APLUS and Shinki.

Impairment and Valuation Allowance for Investment in APLUS

The impairment of investment and valuation allowances impacted non-consolidated financial results. Our investment in APLUS consists of preferred shares and common shares. For securities without readily available market prices such as preferred shares, a fair value must be calculated and compared against their book value to assess the need for recording impairment. An impairment of ¥98.0 billion was recorded for our preferred share investment in APLUS using the same equity fair value calculated for goodwill and other intangibles impairment.

No impairment was recorded for Shinsei's investment in APLUS common shares, which are listed in Osaka Securities Exchange. However, as a measure of prudence, we booked a valuation allowance for our APLUS common share investment of ¥9.2 billion which represents the decline in market value of this investment between the date of our acquisition and the end of fiscal year 2006.

We consider these charges to be largely non-recurring in nature and believe they will not affect our previously announced business transformation plans for APLUS.

Valuation Allowance for Investment in Shinki

Shinki is our 36.4% owned equity-method affiliate engaged in the consumer finance business. Our investment in Shinki consists of common shares only. For securities with readily available market prices such as listed common shares, the market price is compared against the per share book value of the investment to assess the need for recording impairment. As a measure of prudence, a valuation allowance was taken for the decline in market value of these shares as Shinki's business is also significantly impacted by the legislative changes regarding consumer loan interest rates. The valuation allowance for Shinki common share was assessed at ¥6.6 billion.

These impairment charges and valuation allowances caused Shinsei to fall short of its fiscal year 2006 net income target as set in its revitalization plan. The table below compares Shinsei's results for the fiscal year ended March 31, 2007 to targets in its revitalization plan:

Table 12. Comparison of Targets and Results for Key Measure in the Revitalization Plan (Non-Consolidated)

	Billions of yen (except percentages)	
Fiscal year ended March 31, 2007	Target	Actual
Net income (loss)	¥73.0	¥(41.9)
Total expenses (without taxes)(1)	77.2	74.0
Return on equity based on net business profit(2)	8.7%	7.3%

Notes:
(1) Equals Shinsei's total general and administrative expenses excluding business taxes such as consumption tax.
(2) Equals net business profit before general reserve for loan losses, as such term is defined under "—Supplemental Non-Consolidated Measures" below, divided by average total equity.

Supplemental Non-Consolidated Measures

In addition to the reporting items set forth in our non-consolidated financial statements, Japanese banking law requires us to disclose gross business profit (*gyomu soriekí*) on a non-consolidated basis. Furthermore, in the Japanese banking industry, net business profit before general reserve for loan losses (*jisshitsu gyomu jun-eki*) has traditionally been used as a measure of the profitability of core banking operations. We review these non-Japanese GAAP performance measures in monitoring the results of our operations.

Gross business profit is the sum of:

- net interest income;
- net fees and commissions, which consist of:
  - fees on loans as well as on sales of asset management products,
  - other fee-based activities, and
  - income on monetary assets held in trust (in keeping with the definition of gross business profit in our revitalization plan);
- net trading income; and
- net other business income, which includes, among other things, gains or losses on securities and foreign exchanges.

Net business profit before general reserve for loan losses is gross business profit minus non-consolidated total expenses, which corresponds to our consolidated general and administrative expenses.

While these business profit measures should not be viewed as a substitute for net income, management believes that these non-Japanese GAAP measures provide a meaningful way of comparing a number of the important components of Shinsei's revenues and profitability from year to year. The tables below set forth these supplemental financial data and corresponding reconciliations to net income under Japanese GAAP for the fiscal years ended March 31, 2007 and 2006.

Table 13. Supplemental Measures (Non-Consolidated)

	Billions of yen	
Fiscal years ended March 31	2007	2006
Gross business profit (*gyomu soriekí*)[1]:		
Net interest income	¥ 59.7	¥ 53.1
Net fees and commissions[1]	45.8	50.9
Net trading income	14.9	20.2
Net other business income	12.0	18.0
Total gross business profit[1]	132.5	142.4
Total expenses	77.6	73.2
Net business profit[1][2] (*jisshitsu gyomu jun-eki*)	54.9	69.1
Other operating expenses, net[3]	(7.8)	(8.6)
Net operating income (*keijo rieki*)	47.1	60.4
Extraordinary (loss) income	(102.1)	6.1
Income (loss) before income taxes	(55.0)	66.6
Current income taxes (benefit)	(2.7)	(5.9)
Deferred income tax (benefit) expense	(10.2)	(2.2)
Net (loss) income	¥ (41.9)	¥ 74.8

Notes:
(1) Includes income from monetary assets held in trust of ¥30.7 billion in the fiscal year ended March 31, 2007 and ¥39.5 billion in the fiscal year ended March 31, 2006.
(2) Excludes provisions for or reversals of general reserve for loan losses.
(3) Excludes income from monetary assets held in trust.

Critical Accounting Policies

General

Our financial statements are prepared in accordance with Japanese GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. In addition, certain accounting principles require significant judgment by management in applying complex accounting principles to individual transactions to determine the most appropriate accounting treatment. We have established procedures and processes to facilitate making the estimates and assumptions necessary to value assets and liabilities, record transactions and prepare the financial statements. On an ongoing basis, management evaluates its estimates and judgments, including those related to the valuation of assets and liabilities. Although actual results may differ from these estimates under different assumptions and conditions and future changes in the key assumptions could change future valuations and results, we have used the best information available at the time to make our estimates. Significant accounting policies are described in Note 2 to the Consolidated Financial Statements included in this annual report.

Management believes the following are our critical accounting policies. These policies were considered "critical" because:

- the estimates involved in these policies require us to make assumptions about matters that are uncertain at the time the estimates are made; and
- different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the presentation of our financial condition, or changes in our financial condition or results of operations.

Reserve for Credit Losses

The reserve for loan losses, a separate component of the reserve for credit losses, is management's estimate of the credit losses to be incurred in the lending portfolio and is discussed in further detail in "—Financial Condition—Asset Quality and Disposal of Problem Loans of Shinsei". We establish a specific reserve, a general reserve and a reserve for loans to restructuring countries based on our self-assessment manual to absorb estimated credit losses in the lending portfolio.

A specific reserve is provided for specific claims against obligors in the possibly bankrupt, virtually bankrupt and legally bankrupt categories. For claims against obligors in the virtually and legally bankrupt categories, the unsecured, unguaranteed portion of the claim is written off or otherwise fully reserved because such portion is deemed unlikely to be collected. For claims against obligors in the possibly bankrupt category, a specific reserve is principally determined by estimating discounted future cash flows, other than in cases where it is difficult to reasonably estimate future cash flow.

A general reserve is provided for claims against normal obligors, as well as claims against need caution obligors (including substandard obligors). Shinsei applies the discounted cash flow method in calculating the amount of a general reserve for most of its claims against substandard obligors. The amount of the reserve for claims against normal obligors and claims against need caution obligors (other than substandard obligors of Shinsei which are subject to the discounted cash flow method) is based on the total amount of, as well as the expected loss ratios for, claims against each category of obligor. Shinsei calculates expected loss ratios based on historical losses on claims against each obligor category. Using the expected loss ratios, Shinsei reserves for the estimated amount of losses for the next three years for claims against substandard obligors, for the remaining term of the claims with respect to claims against normal obligors given ratings of 5A through 6C in Shinsei's credit ratings system and claims against need caution obligors other than substandard obligors, or other need caution obligors, and for the next year for claims against normal obligors given ratings higher than 5A.

The historical loan loss ratio had previously been calculated by taking the greater result from the following two calculation methods: (1) the average of three consecutive calculation periods defined to be the previous one year as from each fiscal year-end, or (2) the average of three consecutive calculation periods defined to be the previous three years as from each fiscal year-end. However, the recent actual loan loss ratio has rapidly declined, resulting in a less reliable basis for loan loss calculation. Starting from the fiscal year ended March 31, 2007, the calculation methodology has been changed to taking the greater result of the following two methods: (A) the existing methodology mentioned above, or (B) the average of all calculation periods since 1998, the period for

which records for loan losses have been maintained. As a result, the reserve for credit losses as of March 31, 2007 and the loss before income taxes and minority interests for the fiscal year ended March 31, 2007 were each ¥23.2 billion higher than would have been the case using the previous calculation method.

Shinsei reviews its classification of obligors quarterly, although every month it downgrades obligors whose financial condition has deteriorated based on the results of its self-assessment process. A reserve for loans to restructuring countries is provided for estimated losses on those loans due to political and economic conditions in the countries where the loans are outstanding, based on losses estimated using the secondary market price of similar loans.

Estimating Shinsei's specific reserve for claims against obligors in the possibly bankrupt category and the general reserve for claims against obligors in the substandard category is subject to a number of significant judgments and uncertainties regarding discounted cash flows due to the changing financial conditions of the obligors and general economic conditions surrounding the obligors' business operations. In addition, because the secured portion of claims is not covered by a specific reserve, actual losses on such claims are also subject to significant judgments and uncertainties regarding the fair value of collateral. Estimating the general reserve for claims against obligors in the normal and other need caution categories could be affected by changes made by management in the methodologies used to calculate the migration analyses of obligors or the assumptions used in the calculation of the reserve. As a result, actual losses in the lending portfolio could be greater or smaller than we have estimated. If the estimated credit losses were not enough to cover actual losses incurred from the ultimate disposition of the portfolio, it would result in additional write-offs or additional reserves in the future for the lending portfolio, increasing our reported total credit costs. If the estimate were in excess of actual losses, it would result in a reduction of our total credit costs.

The reserve for other credit losses consists primarily of reserves, including a reserve taken on our contribution to an industry-wide fund set up to purchase and collect loans, and a reserve for losses in connection with our potential claims against the DIC, including in connection with our ongoing litigation. A specific reserve has been established for each of these exposures based on our estimate of the prospects for recovery. Although we believe our existing reserves are sufficient to cover the risk from items we have identified, actual losses related to these items could be more or less than we have estimated, which could result in an increase or a decrease in our total credit costs.

APLUS establishes loan loss reserves based on historical loss rates for delinquent and non-delinquent accounts. The amount of reserves in the case of delinquent accounts primarily depends on the number of months for which a particular account is past due. In addition, APLUS writes off the entire amount of any claims it deems uncollectible, either as a result of personal bankruptcy or otherwise. Showa Leasing establishes loan loss reserves in the same manner as APLUS except that with respect to customers with exposure above a specified amount, Showa Leasing establishes reserves on the basis of obligor classification in accordance with its self-assessment guidelines.

Reserve for Losses on Interest Repayments

On October 13, 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued "Audit Guidelines on Consumer Finance Companies' Provisions for Possible Losses on Reimbursements of Excess Interest Payments" (the "Audit Guidelines"). These guidelines stipulate that consumer and commercial finance companies make certain provisions for possible losses on reimbursements of excess interest payments and loan losses related to consumer finance loans extended at interest rates in excess of the maximum interest rate prescribed in the Interest Rate Restriction Law. In accordance with such guidelines, the amount of such reserve for APLUS and Shinki was calculated using the average period to maturity of the affected loans, an estimate of the percentage of such loan transactions that will be subject to a future reimbursement request based on past experience and an estimate of the average amount to be reimbursed based on past experience. The amount of the reserve is based on the best estimate of management of APLUS and Shinki, using the assumptions described above. If any of the assumptions changes due to changes in circumstances, an additional reserve could become necessary.

Valuation of Financial Instruments Measured at Fair Value

We have various types of financial instruments on our trading and banking books. Pursuant to Japanese GAAP, we record some of our financial instruments at their fair values, which are measured based on market prices or

third-party quotes or, if both are unavailable, our internal valuation methodologies.

Although we strive to follow market standards in making assumptions and determining scenarios necessary for these valuation methodologies, the outcomes of our methodologies could differ from those derived from other methodologies.

Available-for-Sale Securities

We generally record available-for-sale securities, both debt and equity, at their fair values. The net unrealized gains or losses on these securities are included in and presented as a component of equity.

Available-for-sale securities include some securities without readily obtainable market prices or quotes. These securities mainly consist of residual interests and debt investments in collateralized debt obligations as well as illiquid corporate bonds. We estimate the fair values of these securities based on historical data concerning market prices and quotes. In some cases, we determine fair value using internal valuation methodologies that are subject to complex assumptions, including those relating to scenarios, interest rates and volatility.

As of March 31, 2007 and 2006, the amortized cost of our available-for-sale securities without readily determinable fair value was ¥260.3 billion and ¥280.9 billion, respectively. The total fair value of our available-for-sale securities as of March 31, 2007 and 2006 was ¥1,016.3 billion and ¥854.9 billion, respectively, while net unrealized gains were ¥8.2 billion and ¥3.5 billion, respectively.

Impairment in Value of Debt and Equity Securities

Available-for-sale debt and equity securities and held-to-maturity debt securities are both exposed to the risk of decline in their fair values. If the fair value of a security at a measurement date has declined in excess of 50% of its cost, unless there is strong evidence that the fair value will recover quickly and substantially from the decline, we recognize an impairment in book value of the security since the decline in fair value is deemed to be other than temporary. If the fair value of a security has declined by an amount ranging from 30% to 50% of its cost, we consider the possibility of recovery of fair value in order to determine whether an other-than-temporary impairment has occurred. Our judgment of the possibility and magnitude of a future recovery in fair value relies on our subjective views concerning market uncertainties, the creditworthiness of the issuers of the securities and various other factors. Different judgments could lead to different conclusions regarding the need to recognize impairments in value.

For the fiscal year ended March 31, 2007, we recognized losses of ¥1.2 billion on debt and equity securities available-for-sale due to impairment, as compared to ¥0.3 billion for the fiscal year ended March 31, 2006, mainly due to impairment of foreign securities.

Financial Assets and Liabilities Held for Trading Purposes

Our trading book assets and liabilities consist of derivative financial instruments, securities, short-term money market investments and other monetary claims maturing within a short period of time.

In addition, we hold certain securities investments, such as foreign fund trusts and corporate bonds, financial assets backed by loans and receivables as well as mortgages included in securities, other monetary claims purchased and monetary assets held in trust that are not recorded in the trading book, but are held for trading purposes in the banking book. All of these trading-purpose assets and liabilities are booked at their fair values, and changes in value are reflected in our net income. The fair values of trading-purpose assets that are traded actively in open markets are based on observable market prices of the same or similar securities and monetary claims.

When actively traded market prices are not available, we estimate the fair values of the assets and liabilities held for trading purposes using our internal valuation methodologies. These methodologies require us to use our judgment in both making assumptions regarding market parameters, such as swap rates for interest rate and currency swaps with longer maturities, as well as determining the required scenarios, such as future cash flow projections for financial assets underlying purchased monetary claims. In addition, we adjust the fair value estimates for derivative financial instruments to account for credit and liquidity risks.

As of March 31, 2007, the net fair value of our trading assets and liabilities was ¥204.1 billion and the net balance of revaluation gains on those assets and liabilities was ¥65.9 billion. This compared with a net fair value of ¥43.5 billion and a net balance of revaluation gains of ¥49.2 billion as of March 31, 2006.

The fair value of securities held in our banking book for trading purposes was ¥116.5 billion and ¥162.6 billion as

of March 31, 2007 and 2006, respectively. The fair value of other monetary claims purchased was ¥281.0 billion and ¥177.3 billion as of March 31, 2007 and 2006, respectively. The fair value of monetary assets held in trust was ¥339.0 billion and ¥277.4 billion as of March 31, 2007 and 2006, respectively.

Credit Trading Activities

We are engaged in credit-trading activities in Japan and foreign countries, in which we purchase monetary claims such as loans, bonds, guarantees, receivables and lease receivables without intending to hold them to maturity. To recover our investment, we either collect on the claim, including through repayments, legal proceedings and discounted payoffs, or resell or securitize the claim. Claims purchased are recorded either in monetary assets held in trust or other monetary claims purchased, depending on the structure used for the purchase, and are principally measured at fair value. Fair value is estimated in the same way as it is for assets held for trading purposes. The internal valuation methodology we use to calculate the fair value of these claims mainly relies on a discounted cash flow approach based on cash flow projections and implied market discount rates. As estimations of future cash flows and discount rates are based on complex processes and contain an element of judgment, changes in assumptions could lead to different estimates of the fair value of monetary assets held in trust and other monetary claims purchased, which could in turn impact the related gain or loss amounts in our financial statements. As of March 31, 2007 and 2006, balances related to credit trading of ¥329.0 billion and ¥246.8 billion, respectively, were included in monetary assets held in trust and ¥245.2 billion and ¥157.5 billion, respectively, were included in other monetary claims purchased for trading purposes. As of March 31, 2007 and 2006, net unrealized losses recorded in those accounts were ¥13.4 billion and ¥11.1 billion, respectively.

Valuation of Deferred Tax Assets

We record deferred tax assets for deductible temporary differences and tax loss carryforwards and evaluate them in accordance with the guidelines of the Japanese Institute of Certified Public Accountants, or JICPA. Under the JICPA guidelines for the valuation of deferred tax assets, if a company records a material amount of tax loss carryforwards, in most cases, it is deemed difficult to reasonably estimate "Taxable Income" (which, for the purpose of utilizing deferred tax assets, is treated as income before adjustments for existing temporary differences and tax loss carryforwards). If, however, a company is able to reasonably estimate future Taxable Income for the next year, it may record deferred tax assets based on deductible temporary differences and tax loss carryforwards to the extent that it is probable that those differences or carryforwards would be used during the next year. In addition, the JICPA guidelines provide that a company with a material amount of tax loss carryforwards could recognize deferred tax assets as realizable based on future Taxable Income, reasonably estimated, for up to the next five years if the tax loss carryforwards had been incurred due to certain non-recurring events, such as the restructuring of businesses, and there was not necessarily any significant doubt as to the company's ability to earn Taxable Income in the future.

As a result of Taxable Income (as defined in the previous paragraph) recorded in recent periods, we could have recorded deferred tax assets realizable based on a reasonable estimate of income for at least a part of the next five years if we would have demonstrated that we would record actual income for the foreseeable future. We have evaluated the available evidence concerning our future Taxable Income and other possible sources of realization of deferred tax assets and so on, and have concluded that we should record deferred tax assets that are realizable only in the following year for Shinsei and most of its subsidiaries. We have recorded a valuation allowance to reduce deferred tax assets accordingly. The actual Taxable Income amount for the fiscal year ending March 31, 2008 may be different from our estimate, which would result in a larger or smaller amount of deferred tax assets that should have been recognized.

As of March 31, 2007 and 2006, our balance of net deferred tax assets, or the difference between our deferred tax assets and our deferred tax liabilities, was ¥37.3 billion and ¥16.3 billion, respectively. The amount of net deferred tax assets was 6.0% of our Tier I capital as of March 31, 2007 and 2.2% of our Tier I capital as of March 31, 2006. If we had concluded that we could reasonably estimate Taxable Income for the next five years, as of March 31, 2007, the balance of net deferred tax assets could have been significantly higher.

Reserve for Retirement Benefits

Shinsei, APLUS and Showa Leasing each have a non-contributory defined benefit pension plan and certain

of Shinsei's consolidated Japanese subsidiaries have unfunded severance indemnity plans, which cover substantially all of our employees. A reserve for retirement benefits is provided for payment in future years. We follow guidelines for accounting for employee retirement benefit plans issued by the JICPA and estimate the amounts of the retirement benefit obligations and plan assets under the pension plans at the end of the fiscal year using assumptions for the expected rate of return on plan assets and the discount rate.

Expected Rate of Return on Plan Assets

We determine the expected rate of return on plan assets based on the targeted average long-term performance of the assets. Because assumptions regarding the rate of return on assets are affected by changing general economic and market conditions, we need to make significant judgments to determine appropriate assumptions underlying the estimate of long-term performance, which also impact the estimate of the reserve for retirement benefits and net periodic pension cost. The expected rate of return was between 1.5% and 3.5% for both the fiscal year ended March 31, 2007 and 2006.

Discount Rate

We have selected the interest rate for Japanese government bonds with a 20-year maturity as the basis for the discount rate. We have determined that the interest rate for Japanese government bonds with a 20-year maturity is the best estimate of the risk-free rate because we estimated that the period of time for effective settlement of the benefit obligation under the pension plans would be approximately 18 years on average and the risk-free rate for a period of 18 years was assumed to be substantially the same as the interest rate for a 20-year maturity Japanese government bond. This assumption could change if we become aware of information that leads us to determine that a different period for settling the benefit obligation is required. A change in that assumption could, in turn, change the discount rate and the amounts reported in our financial statements. Changing our methodologies for calculating the estimated settlement period would also affect our estimate of the discount rate and amounts in our financial statements. The discount rate was between 1.5% and 2.2% for both the fiscal year ended March 31, 2007 and 2006. Had the discount rate decreased 0.5 percentage points, net periodic pension cost for the fiscal year ended March 31, 2007 would have increased materially.

Hedge Accounting

We follow guidelines issued by the JICPA regarding hedge accounting applicable to assets and liabilities exposed to a risk of change in fair value or cash flow. Derivative transactions that meet the hedge accounting criteria are primarily accounted for under a deferral method whereby unrealized gains and losses are deferred as assets or liabilities until the gains and losses on the hedged items are realized.

Until the end of the fiscal year ended March 31, 2003, Shinsei principally applied a "macro hedge" approach for interest rate derivatives used to manage interest rate risks and its ALM activities based on the transitional treatment prescribed in Industry Audit Committee Report No.24 issued by the JICPA ("Report No.24"). The effectiveness of the macro hedge approach was reviewed for a reduction in interest rate risk exposure and the actual risk amount of derivatives within the preapproved limit under our risk control policies. Effective April 1, 2003, we adopted portfolio hedging in accordance with Report No.24. Under portfolio hedging, a portfolio of hedged items such as deposits or loans with common maturities is matched with a group of hedging instruments such as interest rate swaps, which offset the effect of fair value fluctuations of the hedged items by identified maturities, and are designated as a hedge of the portfolio. The effectiveness of the portfolio hedge is assessed by each group. The interest rate swaps of certain consolidated subsidiaries which qualify for hedge accounting and meet specific matching criteria are not remeasured at fair value but the net payments or receipts under the swap agreements are recognized and included in interest expenses or income. Also, our consolidated Japanese leasing subsidiaries partially applied deferral hedge accounting in accordance with Industry Audit Committee Report No. 19 of the JICPA for the fiscal year ended March 31, 2006.

Shinsei accounts for fund swap and certain currency swap transactions using either deferral hedge accounting or fair value hedge accounting in accordance with Industry Audit Committee Report No.25 of the JICPA. Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange contracts bought or sold and forward foreign exchange contracts sold or bought. Such transactions are contracted for the purpose of lending or borrowing in a different currency and converting the

corresponding principal equivalents and foreign currency equivalents to pay and receive, which amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange contracts bought or sold. Under deferral hedge accounting, hedged items are identified by grouping the foreign currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

Shinsei also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency assets of net investments in foreign affiliates and securities available-for-sale (other than bonds denominated in foreign currencies) when such foreign currency exposures recorded as assets are hedged with offsetting foreign currency liabilities and the liabilities exceed the acquisition cost of such foreign currency assets.

In December 2005, the ASBJ published a new accounting standard for presentation of shareholders' equity. Under this accounting standard, any deferred gain or loss on derivatives accounted for under hedge accounting that were previously presented as assets or liabilities are now presented as components of equity. For the fiscal year ended March 31, 2007, net losses on hedging instruments which were deferred and recorded as equity amounted to ¥7.7 billion. For the fiscal year ended March 31, 2006, net unrealized gains on hedging instruments which were deferred and recorded as assets amounted to ¥11.5 billion.

Impairment of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Impairment losses on an individual asset or a group of assets establish a new cost basis for the assets. We evaluate our long-lived assets for impairment using our best estimates based on reasonable and supportable assumptions and projections. An impairment loss would be recognized if the carrying amount of assets exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the assets. The impairment loss would be measured as the amount by which the carrying amount of assets exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of assets or the net selling price at disposition. Impairment loss on a certain type of lease property of ¥0.5 billion was recognized for the fiscal year ended March 31, 2007 and no impairment loss on long-lived assets was recognized for the fiscal year ended March 31, 2006.

Business Combinations

For consolidated financial statement purposes, assets and liabilities of acquired subsidiaries are recorded primarily on the basis of their estimated fair values at the date of the acquisition.

We acquired a controlling interest in APLUS and Showa Leasing on September 29, 2004 and March 23, 2005, respectively. In connection with the consolidation of APLUS and Showa Leasing, we recognized the assets (including intangibles) and liabilities of APLUS and Showa Leasing primarily at their fair values. We used quoted market prices in active markets as the best evidence of fair value, where available. If quoted market prices were not available, the estimate of fair value was based on the best information available, including prices for similar assets and liabilities and the results of using other fair value measurement techniques. We adopted the following methodologies based on the nature of the assets and liabilities being valued and the availability of information:

- market approach: market transactions involving the sale of comparable assets;
- income approach: present value of earnings attributable to the asset; and
- cost approach: reproduction or replacement costs adjusted for depreciation and obsolescence.

As a result of fair value recognition, reserves for credit losses were offset with the corresponding loans or other assets.

We also recognized certain identifiable other intangibles in connection with the acquisition of APLUS and Showa Leasing because they arose from contractual or other legal rights, or were separable. The identified other intangibles consist of APLUS and Showa Leasing's trade names and customer and/or merchant relationships, among others, which are valued using variations of the income approach and which are being amortized over various periods and using different methodologies depending on the nature of the asset. See Note 2(b) to the Consolidated Financial Statements.

The excess of the purchase price over the fair value of the net assets acquired, including identified other intangibles, was recorded as consolidation goodwill and is being amortized on a straight-line basis over 20 years. The amortization period is the maximum period as defined in Japanese GAAP. However, both APLUS and Showa Leasing had significant tax loss carryforwards and deductible temporary differences for which no deferred tax assets were recognized at the time of the acquisition due to uncertainty concerning their ultimate realization. Had we recognized the related deferred tax assets at the time of the acquisition, consolidation goodwill would have been reduced. Under Japanese GAAP, any future recognition of the benefits of the tax loss carryforwards or temporary differences (the carryforward period for tax loss carryforwards being generally limited to seven years) that existed at the acquisition would result in accelerated goodwill amortization. Any unamortized balances of identified other intangibles and consolidation goodwill are subject to impairment testing.

Impairment of Goodwill and Intangibles

We conduct impairment testing for goodwill and intangibles semi annually as a result of certain triggering events such as:

- An expectation of an operating loss or negative cash flow in two consecutive years
- Impairment of underlying investment securities is recognized
- A significant adverse change in the environment surrounding the business operations of the subsidiary, such as a change in law which significantly impacts the business in a negative way, the suspension of business due to sanction or adverse changes in the interest rate laws.

As the first step of the impairment test, we estimate the non-discounted future cash flow value of the business as a grouping unit. If the value of the non-discounted future cash flows is less than the book value of the net assets, including goodwill and intangible assets, of the business, it is determined that impairment exists and the next step of the impairment test is performed to measure the amount of impairment loss, if any.

The next step of the impairment test compares the "value in use", which is calculated as the discounted value of future cash flows of the business, and the net asset book value which includes unamortized balances of goodwill and intangible assets. Impairment loss for the total of goodwill and intangible assets (A) is recognized as the amount by which the net asset book value exceeds the "value in use". The fair value of intangible assets (and any other assets) is determined in the same manner used to apply purchase accounting at the time of the initial acquisition, and the impairment loss of intangible assets (B) is determined as the difference between the fair value and book value. Finally the impairment of goodwill is calculated as (A) less (B) above.

Based on the significant adverse impact on the consumer finance industry of the legislative changes regarding consumer loan interest rates approved by the Japanese Diet in December 2006, we conducted impairment testing for the goodwill and intangible assets associated with Shinsei's investment in APLUS. For the calculation of "value in use" of APLUS business, we used discounted cash flow method with 10 year future cash flow projection and assumptions of 2.0% terminal growth rate, 9.5% discount rate. As a result, we recorded impairment loss on goodwill and intangible assets of ¥55.0 billion and ¥40.0 billion respectively. We made significant judgments to determine these projections and assumptions that we believe are appropriate. Had we applied lower terminal grow rate or higher discount rate as well as a more conservative projection, the "value in use" could have been lower and the amount of impairment of goodwill and intangibles could have been higher.

Recently Issued Accounting Pronouncements

Lease Accounting

On March 31, 2007, the ASBJ issued ASBJ Statement No.13, "Accounting Standard for Lease Transactions", which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

Under the revised accounting standard, finance lease transactions are not permitted to be accounted for as operating leases by either lessees or lessors. The revised accounting standard is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements

Under Japanese GAAP, a company currently can use the financial statements of foreign subsidiaries which are prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ Practical Issues Task Force (PITF) No.18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements". The new task force prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material;

(1) Amortization of goodwill;
(2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss;
(3) Capitalization of intangible assets arising from development phases;
(4) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and intangible assets;
(5) Retrospective application when accounting policies are changed; and
(6) Accounting for net income attributable to minority interest.

The new task force is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

Financial Condition

Total Assets

As of March 31, 2007, we had consolidated total assets of ¥10,837.6 billion. This represented a 15.2% increase from ¥9,405.0 billion as of March 31, 2006. The increase was principally attributable to an increase in loans and bills discounted and securities, partly offset by a decrease in customers' liabilities for acceptances and guarantees in APLUS.

Securities

The following table sets forth the composition of our consolidated portfolio of available-for-sale equity and debt securities and held-to-maturity debt securities as of March 31, 2007. As reflected below, almost 65% of the securities will mature during the next five years.

Table 14. Securities by Maturity (Consolidated)

	Billions of yen							
	As of March 31, 2007							
	One year or less	Over one year to three years	Over three years to five years	Over five years to seven years	Over seven years to ten years	Over ten years	Unspecified term	Total
Japanese national government bonds	¥319.0	¥233.9	¥150.4	¥ —	¥ —	¥ 46.9	¥ —	¥ 750.4
Japanese local government bonds	51.5	0.0	0.5	1.1	—	—	—	53.2
Japanese corporate bonds	139.7	103.1	65.9	15.9	11.4	9.5	—	345.7
Japanese equity securities	—	—	—	—	—	—	33.5	33.5
Foreign bonds and other	8.8	59.3	81.8	46.5	123.4	179.0	172.6	671.7
Total securities	¥519.2	¥396.4	¥298.7	¥63.6	¥134.9	¥235.4	¥206.1	¥1,854.6

Loan Portfolio

As of March 31, 2007, we had ¥5,146.3 billion in loans and bills discounted. This represented 47.5% of total consolidated assets and a 25.9% increase from the ¥4,087.5 billion of loans and bills discounted as of March 31, 2006. Installment receivables of APLUS, Showa Leasing and our other non-bank subsidiaries are classified in our consolidated balance sheet as other assets, and are not reflected in our data on loans and bills discounted.

Most of our loan portfolio was originated by Shinsei and our domestic subsidiaries. Of loans we originated, loans to the finance and insurance industry and the real estate industry constituted close to one-half as of March 31, 2007. Of the ¥1,091.6 billion in loans to the finance and insurance industry, ¥127.0 billion consisted of loans to public sector financial institutions or government-related institutions. In addition, about one-half of loans to the real estate industry as of March 31, 2007 consisted of non-recourse and project finance loans. Loans to this industry increased by 35%, to ¥1,390.4 billion, or 27.5% of total domestic loans, primarily because of an increase in loans to government-related institutions.

Table 15. Loans by Borrower Industry (Consolidated)

	Billions of yen (except percentages)			
As of March 31	2007		2006	
Domestic offices (excluding Japan offshore market account):				
Manufacturing	¥ 189.4	3.8%	¥ 165.6	4.1%
Agriculture	0.0	0.0	0.0	0.0
Forestry	0.0	0.0	0.0	0.0
Fishers	0.9	0.0	0.0	0.0
Mining	6.6	0.1	6.4	0.2
Construction	19.9	0.4	21.9	0.6
Electric power, gas, heat supply and water supply	80.1	1.6	99.7	2.5
Information and communications	27.5	0.5	31.6	0.8
Transportation	391.9	7.8	409.2	10.2
Wholesale and retail	117.5	2.3	90.2	2.3
Finance and insurance	1,091.6	21.6	949.6	23.7
Real estate	1,390.4	27.5	1,030.0	25.7
Services	369.9	7.3	173.8	4.3
Local government	63.8	1.3	75.2	1.9
Others	1,302.1	25.8	949.8	23.7
Total domestic (A)	¥5,052.2	100.0%	¥4,003.6	100.0%
Overseas offices (including Japan offshore market accounts):				
Governments	¥ 0.9	1.0%	¥ 0.4	0.6%
Financial institutions	—	—	—	—
Others	93.1	99.0	83.3	99.4
Total overseas (B)	¥ 94.0	100.0%	¥ 83.8	100.0%
Total (A+B)	¥5,146.3		¥4,087.5	

Loan Maturity

The following table sets forth the composition of Shinsei's non-consolidated loan portfolio by type of interest rate and maturity as of the dates indicated. In the fiscal year ended March 31, 2007, the increase in total loans resulted primarily from an increase in variable-interest rate loans, as fixed-interest rate loans decreased.

Table 16. Loan Maturity (Non-Consolidated)

	Billions of yen	
As of March 31	2007	2006
Fixed-interest loans:		
One year or less[1]	¥ —	¥ —
Over one year to three years	87.5	117.0
Over three years to five years	178.4	131.8
Over five years to seven years	99.5	144.0
Over seven years	616.1	626.0
Indefinite term	6.8	4.2
Variable-interest loans:		
One year or less[1]	¥ —	¥ —
Over one year to three years	1,096.1	768.0
Over three years to five years	804.8	615.4
Over five years to seven years	246.3	142.7
Over seven years	475.8	143.3
Indefinite term	3.4	14.2
Total loans:		
One year or less	¥1,459.9	¥1,254.2
Over one year to three years	1,183.6	885.1
Over three years to five years	983.2	747.3
Over five years to seven years	345.9	286.7
Over seven years	1,092.0	769.3
Indefinite term	10.3	18.5
Total loans	¥5,075.2	¥3,961.2

Note:
(1) Loans with maturities of one year or less are not broken down by type of interest rate.

Asset Quality and Disposal of Problem Loans of Shinsei

At March 31, 2007, 42.4% of our consolidated problem loans as disclosed in accordance with the guidelines of the Japanese Bankers' Association (JBA) were held by Shinsei and most of the rest were held by APLUS. This discussion of our asset quality presents information of Shinsei on a non-consolidated basis unless specified otherwise. In particular, problem claims as defined in the Financial Revitalization Law are only disclosed on a non-consolidated basis, and therefore do not include problem loans held by APLUS. For a discussion of the problem claims of APLUS and Showa Leasing see "—Asset Quality of APLUS and Showa Leasing."

We classify our obligors and assess our asset quality based on our self-assessment manual developed in accordance with guidelines published by the FSA. We generally perform our self-assessment quarterly and at least semiannually. The self-assessment process involves classifying obligors based on their financial condition and then categorizing claims against obligors in order of collection risk. Based on these classifications, we establish reserves and disclose our problem loans and other claims using criteria specified in the Financial Revitalization Law. We also disclose our problem loans under a format devised by the JBA for the disclosure of risk-monitored loans.

The following table compares the scope of each category of claim under the Financial Revitalization Law and each type of risk-monitored loan, as well as the obligor type to which they relate:

Comparison of Categories of Obligors, Claims under the Financial Revitalization Law and Risk-monitored Loans

Obligor type	Claims under the Financial Revitalization Law(1)(2)	Risk-monitored loans(1)
Legally bankrupt	Claims against bankrupt and quasi-bankrupt obligors	Loans to bankrupt obligors
Virtually bankrupt		Non-accrual delinquent loans
Possibly bankrupt	Doubtful claims	
(Substandard)	Substandard claims	Loans past due for three months or more Restructured loans
	(Other claims against substandard obligors)	
Need Caution	Normal claims	
Normal		

Notes:
(1) The Financial Revitalization Law requires us to classify and disclose "claims," which include, in addition to loans and bills discounted, foreign exchange claims, securities lent, private placement bonds guaranteed by Shinsei, accrued income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees. By comparison, the format devised by the Japanese Bankers Association only classifies, and calls for disclosure of, certain loans.
(2) Shaded claims denote claims that are considered to be non-performing under the Financial Revitalization Law.

In October 2002, the FSA announced a new "Program for Financial Revival" that has led to more stringent evaluations of claims. This program required banks to use discounted cash flow analyses, among other measures, when providing loan loss reserves against major borrowers with substandard claims. Through the program, the FSA also sought greater scrutiny of the effect of recording large amounts of deferred tax assets on the quality of a bank's regulatory capital. We have gone well beyond the FSA's requirements by employing the discounted cash flow method, applying it to approximately 90%, by principal amount, of our claims against substandard obligors and possibly bankrupt obligors.

Self-Assessment Guidelines and Reserve Policies

Definition of Obligor Classifications

Obligor classification	Definition
Legally bankrupt (*hatan-saki*)	Obligors who have already gone bankrupt, from a legal and/or formal perspective.
Virtually bankrupt (*jisshitsu hatan-saki*)	Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
Possibly bankrupt (*hatan kenen-saki*)	Obligors who are not yet bankrupt but are in financial difficulties and are very likely to go bankrupt in the future because they are having difficulty implementing their management improvement plans. This includes obligors who are receiving ongoing support from financial institutions.
Need Caution (*youchui-saki*)	Obligors who require close attention because there are problems with their borrowings, such as reduced or suspended interest payments, problems with fulfillment, such as substantial postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions. The term "need caution obligors" includes "substandard obligors" (*youkanri-saki*), which refers to obligors with "substandard claims," that is, loans past due for three months or more or restructured loans. Claims against need caution obligors that are not substandard claims are sometimes referred to as "other claims against need caution obligors" (*sono ta youchui-saki*).
Normal (*seijou-saki*)	Obligors whose business conditions are favorable and who are deemed not to have any particular problems in terms of their financial position.

Definitions of Claims Classified Under the Financial Revitalization Law

Category	Definition
Claims against bankrupt and quasi-bankrupt obligors (*hasan kosei saiken oyobi korera ni junzuru saiken*)	Claims against obligors under bankruptcy and similar claims, as provided for under the Bankruptcy Law, the Corporate Reorganization Law, the Civil Rehabilitation Law and similar laws.
Doubtful claims (*kiken saiken*)	Claims against obligors that are not yet in bankruptcy but have experienced deterioration in their financial condition and operating performance and for which there is a high probability of contractual defaults on principal and interest payments.
Substandard claims (*youkanri saiken*)	Loans past due for three months or more and restructured loans, excluding those categorized as claims against bankrupt and quasi-bankrupt obligors or doubtful claims.
Normal claims (*seijou saiken*)	Claims against obligors that are experiencing no particular problems with their financial condition or operating performance, other than claims in any of the three categories above.

Definitions of Categories of Risk-Monitored Loans

Category	Definition
Loans to bankrupt obligors (*hatansaki saiken*)	Loans to legally bankrupt obligors.
Non-accrual delinquent loans (*entai-saki saiken*)	Loans to virtually bankrupt and possibly bankrupt obligors.
Loans past due for three months or more (*san-ka-getsu ijou entai saiken*)	Loans on which principal and/or interest are past due three months or more.
Restructured loans (*kashidashi jouken kanwa saiken*)	Loans with lending terms that have been changed in ways favorable to the borrower, including reducing interest rates, providing grace periods for repayment and forgiving a portion of the debt.

Reserve Policies

Claims against obligors, as categorized under self-assessment guidelines	Reserve policy
Claims against virtually and legally bankrupt obligors	We either write off directly or make a provision for, in the specific reserve for loan losses, the full amount of the unsecured, unguaranteed portion of the claim.
Claims against possibly bankrupt obligors	For most claims against possibly bankrupt obligors, we make a provision in the specific reserve for loan losses in an amount calculated based on the discounted cash flow method. See "—Reserve for Credit Losses." For the remaining claims, we make a provision to that reserve for the unsecured, unguaranteed portion of the claims in the amount of the product of that portion and the higher of 70% or the estimated loss ratio, based on historical losses on claims in this category, for the next three years.
Claims against substandard obligors	For most claims against substandard obligors, we make a provision in the general reserve for loan losses in an amount calculated based on the discounted cash flow method. See "—Reserve for Credit Losses." For the remaining claims, we make a provision to that reserve for the estimated amount of losses over three years computed based on the expected loss ratio for claims in this category.
Claims against need caution obligors, other than claims against substandard obligors	We make a provision, in the general reserve for loan losses, for the estimated amount of losses over the average remaining term of the loans computed based on the expected loss ratio for claims in this category.
Claims against normal obligors	For claims against obligors rated 5A through 6C under our credit rating system and all real estate non-recourse loans, we make a provision, in the general reserve for loan losses, for the estimated amount of losses over the remaining term of the loans computed based on the expected loss ratio for claims in this category. For the remaining claims, we make a provision to that reserve for the estimated amount of losses over a year computed based on the expected loss ratio for claims in this category.

Claims Classified Under the Financial Revitalization Law

Under the Financial Revitalization Law, Japanese banks categorize their total claims in four categories by reference to the nature of the relevant assets. In addition to loans and bills discounted, claims that are subject to disclosure under the Financial Revitalization Law include foreign exchange claims, securities lent, private placement bonds guaranteed by Shinsei, accrued income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees.

Disclosure of Claims Classified Under the Financial Revitalization Law

Our current management team has consistently emphasized the monitoring and reduction of problem loans. Shinsei's total amount of problem claims as disclosed pursuant to the Financial Revitalization Law decreased ¥14.6 billion, or 34.4%, to ¥27.9 billion, between March 31, 2006 and 2007. During the fiscal year ended March 31, 2007, doubtful claims and substandard claims continued to decrease: doubtful claims decreased 48.0% to ¥10.7 billion, and substandard claims decreased 23.1% to ¥16.2 billion. The ratio of non-performing claims disclosed under the Financial Revitalization Law to total non-consolidated claims as of March 31, 2007 decreased to 0.5%, compared to 1.0% as of March 31, 2006.

Shinsei's other claims against need caution obligors, excluding substandard claims, totaled ¥92.8 billion as of March 31, 2007, a 20.8% increase from ¥76.8 billion as of March 31, 2006. These claims represented 1.8% of total non-consolidated claims as of March 31, 2007, down from 1.9% as of March 31, 2006. The reductions of our non-performing loans we have achieved are attributable to the following processes to identify, manage and resolve problem loans effectively:

- first, we rigorously apply our ratings and self-assessment procedures to label each obligor and loan consistently and accurately; and
- second, for obligors with relatively low credit quality, particularly those whose financial situation is unstable, we commence early remedial consultation and action, including collections and sale of collateral. We closely review various options, including company restructuring and securitization, which can improve or reduce credit risk, before deciding on a final course of action.

Table 17. Claims Classified Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen (except percentages)	
As of March 31	2007	2006
Claims against bankrupt and quasi-bankrupt obligors	**¥ 0.9**	¥ 0.7
Doubtful claims	**10.7**	20.7
Substandard claims	**16.2**	21.0
Total claims disclosed under the Financial Revitalization Law[1]	**27.9**	42.5
Normal claims and claims against need caution obligors excluding substandard claims	**5,266.7**	4,086.4
Total claims	**¥5,294.6**	¥4,129.0
Ratio of total claims disclosed under the Financial Revitalization Law to total claims	**0.5%**	1.0%

Note:
(1) Total claims disclosed under the Financial Revitalization Law include loans and bills discounted, customers' liabilities for acceptances and guarantees and other exposure to or in respect of bankrupt and quasi-bankrupt obligors and doubtful claims, as well as loans and bills discounted classified as substandard claims.

Coverage Ratios

As of March 31, 2007, Shinsei's non-consolidated coverage ratios for claims classified under the Financial Revitalization Law, which for each category of claims is the total of collateral pledged against claims, guarantees for claims and reserve for loan losses, measured against total claims, were 100.0% for claims against bankrupt and quasi-bankrupt obligors, 84.1% for doubtful claims and 75.0% for substandard claims. For all claims classified under the Law, the coverage ratio was 79.3%, an increase from 77.4% as of March 31, 2006.

Shinsei directly writes off, rather than reserves, the portion of claims against virtually and legally bankrupt obligors that are estimated to be uncollectible. In the fiscal years ended March 31, 2007 and 2006, ¥6.3 billion and ¥2.4 billion, respectively, of such claims were written off on a non-consolidated basis.

Table 18. Coverage Ratios for Non-Performing Claims Disclosed Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen (except percentages)				
		Amounts of coverage			
	Amount of claims	Reserve for loan losses	Collateral and guarantees	Total	Coverage ratio
As of March 31, 2007:					
Claims against bankrupt and quasi-bankrupt obligors	**¥ 0.9**	**¥ —**	**¥0.9**	**¥ 0.9**	**100.0%**
Doubtful claims	**10.7**	**8.0**	**0.9**	**9.0**	**84.1**
Substandard claims	**16.2**	**6.5**	**5.6**	**12.1**	**75.0**
Total	**¥27.9**	**¥14.6**	**¥7.5**	**¥22.1**	**79.3%**
As of March 31, 2006:					
Claims against bankrupt and quasi-bankrupt obligors	¥ 0.7	¥ —	¥0.7	¥ 0.7	100.0%
Doubtful claims	20.7	17.7	1.0	18.7	90.5
Substandard claims	21.0	7.7	5.7	13.4	63.8
Total	¥42.5	¥25.4	¥7.4	¥32.9	77.4%

Disposal of Problem Claims

Shinsei uses a variety of methods for removing problem claims from its balance sheet, including sales and collections. The following table sets forth a breakdown of disposals of substandard claims, doubtful claims and claims against bankrupt and quasi-bankrupt obligors on a non-consolidated basis:

Table 19. Disposal of Problem Claims as Disclosed Under the Financial Revitalization Law (Non-Consolidated)

	Billions of yen	
Fiscal years ended March 31	2007	2006
Write-off/forgiveness	**¥ 3.4**	¥1.5
Sale	**—**	3.8
Collections/upgrading of claims to higher category, net	**11.1**	3.9
Total	**¥14.6**	¥9.2

In the fiscal year ended March 31, 2007, Shinsei reduced non-performing claims by ¥14.6 billion. Of the total decline, 76.4%, or ¥11.1 billion, was attributable to, on a net basis, collections and upgrading of claims to a higher category.

Changes in Amount of Problem Claims

The table below sets forth Shinsei's experience since March 31, 2005 with the removal of problem claims and the emergence of new claims on a non-consolidated basis:

Table 20. Changes in Amount of Problem Claims (Non-Consolidated)

As of March 31	Substandard claims (Billions of yen)	Doubtful claims	Claims against bankrupt and quasi-bankrupt obligors	Total
Balance of problem claims as of March 31, 2005	¥ 6.4	¥ 42.1	¥ 3.1	¥ 51.7
Claims newly added April 1 to March 31, 2006	18.8	3.2	0.6	22.7
Claims removed April 1 to March 31, 2006	(4.2)	(24.6)	(3.1)	(32.0)
Claims migrating between classifications April 1 to March 31, 2006	0.0	(0.0)	0.0	—
Net change	14.6	(21.4)	(2.4)	(9.2)
Balance of problem claims as of March 31, 2006	¥21.0	¥ 20.7	¥ 0.7	¥ 42.5
Claims newly added April 1 to March 31, 2007	**2.7**	**8.2**	**0.8**	**11.7**
Claims removed April 1 to March 31, 2007	**(7.5)**	**(14.7)**	**(4.0)**	**(26.3)**
Claims migrating between classifications April 1 to March 31, 2007	**—**	**(3.4)**	**3.4**	**—**
Net change	**(4.8)**	**(9.9)**	**0.2**	**(14.6)**
Balance of problem claims as of March 31, 2007	**¥16.2**	**¥ 10.7**	**¥ 0.9**	**¥ 27.9**

In the fiscal year ended March 31, 2007, ¥11.7 billion of claims were newly classified as substandard or worse, while Shinsei removed ¥26.3 billion of claims in these categories during the same period. The ¥14.7 billion in doubtful claims removed during the period was primarily attributable to collections and upgrading of claims to a higher category.

For the fiscal year ended March 31, 2006, ¥22.7 billion of claims were newly classified as substandard or worse, while Shinsei removed ¥32.0 billion of claims in these categories during the same period. The ¥24.6 billion in doubtful claims removed during the period was primarily attributable to collections and upgrading of claims to a higher category.

Reserve for Credit Losses

The following table sets forth a breakdown of our total reserve for credit losses on a non-consolidated basis as of the dates indicated:

Table 21. Reserve for Credit Losses (Non-Consolidated)

As of March 31	2007 (Billions of yen, except percentages)	2006
General reserve for loan losses	**¥ 65.4**	¥ 60.2
Specific reserve for loan losses	**9.1**	17.9
Reserve for loans to restructuring countries	**0.0**	0.0
Subtotal reserve for loan losses	**74.5**	78.1
Specific reserve for other credit losses	**32.4**	33.2
Total reserve for credit losses	**¥ 106.9**	¥ 111.4
Total claims[(1)]	**¥5,294.6**	¥4,129.0
Ratio of total reserve for loan losses to total claims	**1.4%**	1.9%
Ratio of total reserves for credit losses to total claims	**2.0%**	2.7%

Note:
(1) Total claims include loans and bills discounted, foreign exchange claims, securities lent, accrued interest income and suspense payment in other assets, as well as customers' liabilities for acceptances and guarantees.

As of March 31, 2007 and 2006, our total reserve for credit losses on a non-consolidated basis was ¥106.9 billion and ¥111.4 billion, constituting 2.0% and 2.7%, respectively, of total claims as of each such date.

In the fiscal year ended March 31, 2007, Shinsei applied the discounted cash flow method to 87.6% of its claims against possibly bankrupt obligors and 96.5% of its claims against substandard obligors, in each case by principal amount.

Risk-Monitored Loans

Consolidated risk-monitored loans decreased by 23.0% during the fiscal year ended March 31, 2007 to ¥64.8 billion. The ¥14.4 billion in non-accrual delinquent loans removed during the period was primarily attributable to upgrading of loans to a higher category and collections.

The following tables set forth information concerning our consolidated and non-consolidated risk-monitored loans as of the dates indicated:

Table 22. Risk-Monitored Loans (Consolidated)

	Billions of yen (except percentages)	
As of March 31	2007	2006
Loans and bills discounted	¥5,146.3	¥4,087.5
Loans to bankrupt obligors (A)	1.7	1.8
Non-accrual delinquent loans (B)	21.8	36.3
Total loans (A)+(B)	¥ 23.5	¥ 38.2
Ratio to total loans and bills discounted	0.5%	0.9%
Loans past due for three months or more (C)	¥ 4.7	¥ 3.1
Restructured loans (D)	36.4	42.8
Total risk-monitored loans (A)+(B)+(C)+(D)	¥ 64.8	¥ 84.1
Ratio to total loans and bills discounted	1.3%	2.1%
Reserve for credit losses	¥ 147.2	¥ 144.8

Table 23. Risk-Monitored Loans (Non-Consolidated)

	Billions of yen (except percentages)	
As of March 31	2007	2006
Loans and bills discounted	¥5,075.2	¥3,961.2
Loans to bankrupt obligors (A)	0.6	0.5
Non-accrual delinquent loans (B)	10.6	20.4
Total loans (A)+(B)	¥ 11.2	¥ 21.0
Ratio to total loans and bills discounted	0.2%	0.5%
Loans past due for three months or more (C)	¥ 0.0	¥ 0.0
Restructured loans (D)	16.1	21.0
Total risk-monitored loans (A)+(B)+(C)+(D)	¥ 27.4	¥ 42.1
Ratio to total loans and bills discounted	0.5%	1.1%
Reserve for credit losses	¥ 106.9	¥ 111.4

Asset Quality of APLUS and Showa Leasing

APLUS and Showa Leasing classify their obligors and assess their asset quality on a semi-annual basis based on the self-assessment manual developed in accordance with guidelines published by the FSA. APLUS and Showa Leasing's assessment, where applicable, include, among other things, an assessment of credit extended to credit card customers as well as lease obligors, unsecured personal loans and customer guarantees.

The following tables set forth information concerning consolidated risk-monitored loans and risk-monitored installment receivables held by Shinsei, APLUS, Showa Leasing and other subsidiaries as of the dates indicated:

Table 24. Risk-Monitored Loans Breakdown for Large Entities (Consolidated)[1]

	Billions of yen			
	Shinsei	APLUS	Other subsidiaries	Total
As of March 31, 2007:				
Loans to bankrupt obligors	**¥ 0.6**	**¥ –**	**¥ 1.0**	**¥ 1.7**
Non-accrual delinquent loans	**10.6**	**3.5**	**7.7**	**21.8**
Loans past due for three months or more	**0.0**	**4.6**	**0.1**	**4.7**
Restructured loans	**16.1**	**19.7**	**0.4**	**36.4**
Total	**¥27.4**	**¥27.8**	**¥ 9.4**	**¥64.8**
As of March 31, 2006:				
Loans to bankrupt obligors	¥ 0.5	¥ –	¥ 1.3	¥ 1.8
Non-accrual delinquent loans	20.4	4.4	11.4	36.3
Loans past due for three months or more	0.0	2.9	0.1	3.1
Restructured loans	21.0	21.2	0.4	42.8
Total	¥42.1	¥28.7	¥13.3	¥84.1

Note:
(1) Showa Leasing has no such loans.

Table 25. Risk-Monitored Installment Receivables Included in Other Assets (Consolidated)[1]

	Billions of yen			
	APLUS	Showa Leasing	Other subsidiaries	Total
As of March 31, 2007:				
Credits to bankrupt obligors	**¥ 0.0**	**¥0.2**	**¥ –**	**¥ 0.2**
Non-accrual delinquent credits	**2.1**	**1.0**	**–**	**3.1**
Credits past due for three months or more	**1.6**	**0.0**	**–**	**1.7**
Restructured credits	**10.0**	**0.1**	**–**	**10.2**
Total	**¥13.8**	**¥1.5**	**¥ –**	**¥15.4**
As of March 31, 2006:				
Credits to bankrupt obligors	¥ –	¥1.2	¥0.0	¥ 1.3
Non-accrual delinquent credits	2.0	0.8	0.7	3.6
Credits past due for three months or more	0.9	0.0	0.3	1.3
Restructured credits	15.5	0.4	0.2	16.2
Total	¥18.5	¥2.5	¥1.5	¥22.5

Note:
(1) Shinsei has no such installment receivables.

Funding and Liquidity

Funding and Liquidity Management

The focus of liquidity management is to ensure sufficient cash to meet both normal and unanticipated funding needs. Successful liquidity management requires being able to fund all requirements without disruption to our normal business operations. Funding requirements may include contractual obligations, future asset growth, liability maturities and deposit withdrawals.

Our liquidity management strategy includes the following key components:

- maintaining a portfolio of surplus cash and liquid assets;
- developing retail customer deposits as a long-term, stable source of funding;
- maintaining unutilized funding capacity; and
- maintaining diverse sources of funding.

We continuously seek to improve our liquidity management strategy and minimize refinancing risk by enhancing the stability and diversity of our funding sources. Our Treasury Division is responsible for our liquidity management and funding execution.

In accordance with its role as a special purpose long-term credit bank in Japan, LTCB relied heavily on domestic debentures for funding. Over the past seven years, however, we have transformed ourselves into a full-service financial institution and as part of that process have increased our retail deposit balances. We formally converted from a long-term credit bank to an ordinary bank on April 1, 2004. In connection with this conversion, the FSA has allowed us to continue issuing debentures for ten years after the conversion. Our long-term funding strategy, however, is to eventually replace debenture issuances with customer deposits and ordinary debt financing.

Shinsei provides funding to its subsidiaries and affiliates, and expects to continue to do so. However, our subsidiaries and affiliates may rely on other sources of funds, including financing from other banks as well as capital markets financing, where doing so would be sound from a cost and group cash management perspective. In particular, APLUS and Showa Leasing borrow, and expect to continue to borrow, from a number of banks other than Shinsei and also make direct issuances of debt securities.

The table below shows changes in the proportion of our funding overall represented by funds raised from debentures and deposits in our retail and institutional banking businesses, as well as from our collateralized loan obligation program at the end of the periods indicated. As seen below, funds from retail deposits have become an increasingly important source of funding.

Table 26. Diversification by Funding Type (Consolidated)

	Billions of yen			
Fiscal year ended March 31	2007	2006	2005	2004
Retail deposits(1)(2)	**¥ 3,573.8**	¥ 3,103.4	¥ 2,300.4	¥1,591.5
Retail debentures	**381.9**	435.3	559.3	645.2
Institutional funding	**2,168.5**	1,551.8	1,835.7	1,855.6
Collateralized loan obligation	**155.0**(3)	255.0	255.0	255.2

Notes:
(1) Excludes unclaimed matured debentures.
(2) Includes wealth management customers' deposits.
(3) ¥24.5 billion of the ¥155.0 billion collateralized loan obligation balance was repaid in April 2007.

Deposits

As of March 31, 2007, we had deposits, including negotiable certificates of deposit, of ¥5,420.9 billion, which constituted 54.7% of total liabilities and represented a 33.1% increase compared with March 31, 2006. In particular, retail deposits increased ¥470.3 billion in the fiscal year ended March 31, 2007, reflecting both the successful implementation of our strategy to place greater emphasis on deposits in funding, as well as the continued growth of our retail banking business.

Most of our deposits and all of our negotiable certificates of deposit are from domestic corporate and individual customers. Of the ¥470.3 billion total increase, yen retail deposits increased by ¥513.0 billion in the fiscal year ended March 31, 2007, reflecting continued growth of our retail banking business. The foreign currency deposits of our retail customers decreased by ¥42.6 billion in the fiscal year ended March 31, 2007.

The following table sets forth the composition of our time deposits, in the fiscal years ended March 31, 2007 and 2006 by remaining maturity as of the dates indicated:

Table 27. Time Deposits by Maturity (Consolidated)

As of March 31	Billions of yen 2007	2006
Less than three months[(1)]	¥ 881.3	¥317.4
Three months or more, but less than six months	473.1	223.4
Six months or more, but less than one year	160.5	385.0
One year or more, but less than two years	50.0	318.7
Two years or more, but less than three years	690.4	42.2
Three years or more	676.0	1,049.2
Total	¥2,931.6	¥2,336.2

Note:
(1) Less than three months includes time deposits that have matured but have not yet been paid.

Debentures and Corporate Bonds

As of March 31, 2007, we had ¥703.2 billion in debentures outstanding. This represented 7.1% of our consolidated total liabilities and constituted a decline of 31.0% from March 31, 2006. As of March 31, 2007, corporate bonds stood at ¥400.4 billion.

As of March 31, 2007, scheduled repayments of debentures and corporate bonds over the periods indicated below were as follows:

Table 28. Maturity Schedule of Debentures and Corporate Bonds (Consolidated)

<Debentures>

Fiscal year ending March 31	Billions of yen
2008	¥129.4
2009	157.7
2010	133.5
2011	145.5
2012 and thereafter	136.9
Total	¥703.2

<Corporate Bonds>

Fiscal year ending March 31	Billions of yen
2008	¥ 1.9
2009	6.3
2010	9.9
2011	8.8
2012 and thereafter	373.3
Total	¥400.4

While we will continue to issue debentures where we are able to minimize funding costs, we will also continue diversifying our funding sources by raising funds through other means, such as deposits.

Other

The securitization of loans and other assets is another important component of our funding strategy. In the fiscal year ended March 31, 2002, we established a collateralized loan obligation program under which we receive the net proceeds from the issuance of notes that are backed by interests in loans we transferred to a master trust. As of March 31, 2007, there was ¥155.0 billion in such asset-backed notes outstanding that were issued to third-party investors and accordingly the corresponding assets were removed from our balance sheet. By the end of the fiscal year ending March 31, 2008, our collateralized loan obligation program, which has been one component of our overall funding strategy, will mature. See "—Off-Balance Sheet Arrangements—Collateralized Loan Obligation Program."

We also have established a medium-term note program, under which we can issue up to $5.0 billion in notes of varying terms. As of March 31, 2007, there was ¥55.8 billion of notes outstanding under the program.

Credit Ratings

Our borrowing costs and ability to raise funds are impacted directly by our credit ratings and changes thereto. Shinsei's credit ratings are set forth in the table below:

Table 29. Shinsei's Credit Ratings as of May 2007

Rating agency	Long-term	Short-term
Moody's	Deposits: A2 Senior debt: A2	P-1
Standard & Poor's	BBB+	A-2
Fitch	BBB+	F2
R&I	A–	–
JCR	A	–

In January 2006, Standard & Poor's upgraded its outlook on Shinsei from "stable" to "positive". In April 2007, R&I downgraded its outlook on Shinsei from "positive" to "stable". On May 4, 2007, Moody's announced that it upgraded Shinsei's long-term credit rating from A3 to A2.

Asset Liability Management (ALM)

Our ALM Committee is responsible for reviewing and approving liquidity and interest rate risk policies and limits. Our Chief Executive Officer (CEO) is the chairman of the committee. Other members include group heads and general managers of divisions whose operations are closely related to balance sheet management. Our president retains final decision-making authority over policy relating to asset and liability management.

Asset Liability Management Methodology—Interest Rate Risk

We take an integrated approach to managing interest rate risk, incorporating both on-balance sheet transactions, such as lending activities, and off-balance sheet transactions, such as swaps. We analyze and manage risk both in terms of fair market value and profit or loss for a given accounting period.

We set limits for fair market value risk according to the basis point value, or bpv, method, whereby risk arising from interest rate fluctuation is restricted to a predetermined proportion of our shareholders' equity.

For profit or loss within a specific period, risk limits are set based on net interest income. Our future balance sheet is estimated by constructing a hypothetical model that includes expected rollover of lending and deposits, together with information from our current balance sheet and operational plans. Net interest income simulations are carried out using various statistically generated scenarios for market interest rate fluctuations. Based on these calculations, fluctuations of net interest income over a year are restricted to a predetermined range, with the objective of stabilizing interest income and expenses. We manage our assets and liabilities, including the mixture of fixed and variable-rate assets and liabilities, accordingly.

Bpv Method

The bpv method measures the risk of changes in fair market value due to fluctuations in interest rates. For example, 10 bpv means the change of fair market value when interest rates move 10 basis points, or 0.1%. The table below sets forth the impact on the value of our yen denominated on-balance sheet and off-balance sheet items for the maturities shown when interest rates move 10 basis points.

Table 30. Impact of a 10 Basis Point Movement on Yen Balance Sheet Fair Market Value (Non-Consolidated)

	Billions of yen					
As of March 31, 2007	Three months or less	Six months or less	Over six months to one year	Over one year to three years	Over three Years	Total
On-balance sheet	¥ 0.6	¥ 0.0	¥1.3	¥(3.3)	¥(1.3)	¥(2.6)
Off-balance sheet	(0.0)	(0.1)	0.2	1.6	(4.6)	(2.8)
Total	¥ 0.6	¥(0.1)	¥1.6	¥(1.6)	¥(6.0)	¥(5.5)

Note: Positive figures indicate where a decline in interest rates will result in an increase in fair market value. Negative figures indicate where a decline in interest rates will result in a decrease in fair market value.

Contractual Cash Obligations

We use contractual cash obligations for funding purposes. The following table sets forth a summary of our primary consolidated contractual cash obligations as of March 31, 2007 and 2006:

Table 31. Contractual Cash Obligations (Consolidated)

	Billions of yen		
Payments due by period as of March 31, 2007	One year or less	Over one year	Total
Borrowed money	¥470.4	¥652.2	¥1,122.6
Capital lease obligations	0.7	0.6	1.4
Total	¥471.2	¥652.8	¥1,124.1

	Billions of yen		
Payments due by period as of March 31, 2006	One year or less	Over one year	Total
Borrowed money	¥509.5	¥696.2	¥1,205.7
Capital lease obligations	0.7	1.3	2.1
Total	¥510.3	¥697.6	¥1,207.9

Taxation

Schedule of Tax Loss Carryforwards

Our tax loss carryforwards principally have resulted from the realization of credit losses for tax purposes since our emergence from temporary nationalization. As of March 31, 2007, Shinsei had ¥150.0 billion in tax loss carryforwards. While Shinsei Bank (non-consolidated) booked a significant accounting loss in the fiscal year ended March 31, 2007 due to the impairment and valuation allowances related to our consumer finance business, it did not lead to the creation of any further tax loss carryforwards since the loss was disallowed for tax purposes. Tax reforms implemented in the fiscal year ended March 31, 2004 extended the period of tax loss carryforwards from five years to seven years. As this extension was applied retroactively for the three previous tax years, the expiry date for our tax loss carryforwards generated in the fiscal year ended March 31, 2003 has been extended to March 31, 2010. We believe this amendment is beneficial to us as it provides more time to utilize these tax loss carryforwards. The table below sets forth a schedule of tax loss carryforwards related to corporate tax and their expiration dates:

Table 32. Schedule of Tax Loss Carryforwards

	Billions of yen	
Year tax loss carryforwards generated/renewed	Amount	Date of expiry
Shinsei Bank		
Fiscal year ended March 31, 2003	150.0	March 31, 2010

So long as APLUS and Showa Leasing are not wholly owned subsidiaries, we will be unable to include their results in our consolidated tax returns. As a result, their tax losses are not reflected in the table above. The table below sets forth a schedule of tax loss carryforwards of APLUS and Showa Leasing as of March 31, 2007.

	Billions of yen	
Year tax loss carryforwards generated/renewed	Amount	Date of expiry
APLUS		
Fiscal year ended March 31, 2005	¥157.7	March 31, 2012
Fiscal period ended September 30, 2005	2.9	March 31, 2013
Fiscal period ended March 31, 2006	4.6	March 31, 2013
Fiscal year ended March 31, 2007	30.2	March 31, 2014
Total	¥195.6	
Showa Leasing		
Fiscal year ended March 31, 2005	¥ 32.2	March 31, 2012
Fiscal year ended March 31, 2007	8.8	March 31, 2014
Total	¥ 41.0	

In the event that Shinsei, APLUS or Showa Leasing, as the case may be, generates less taxable income in a given fiscal year than the tax loss carryforward that will expire at year-end, the benefit of the unused portion of the expiring tax loss carryforward will be lost.

We record deferred tax assets for tax loss carryforwards and evaluate them in accordance with the JICPA guidelines. See "—Critical Accounting Policies—Valuation of Deferred Tax Assets."

Consolidated Corporate Tax System

We have filed our tax returns under the consolidated corporate tax system since the fiscal year ended March 31, 2004. Under the consolidated system, we base corporate tax payments on the combined profits or losses of Shinsei and its wholly owned domestic subsidiaries.

Showa Leasing has also adopted the consolidated corporate tax system beginning with the fiscal year ended March 31, 2007.

Capital Resources and Adequacy

Equity

The following table sets forth a summary of our equity as of March 31, 2007 (reflecting the substitution of equity for shareholders' equity under a new accounting standard) and shareholders' equity as of March 31, 2006:

Table 33. Equity

	Millions of yen (except percentages)	
As of March 31	2007	2006
Common stock	**¥291,853**	¥180,853
Preferred stock	**159,443**	270,443
Capital surplus	**18,558**	18,558
Stock acquisition rights	**517**	—
Retained earnings	**245,499**	379,502
Net unrealized gain on securities available-for-sale, net of taxes	**5,091**	2,208
Deferred loss on derivatives under hedge accounting	**(7,744)**	—
Foreign currency translation adjustments	**2,952**	3,781
Treasury stock, at cost	**(72,560)**	(12)
Total shareholders' equity		¥855,335
Minority interests in subsidiaries	**289,642**	—
Total equity	**¥933,253**	—
Ratio of total equity or shareholders' equity to total assets	**8.6%**	9.1%

In December 2005, the ASBJ published a new accounting standard for the presentation of shareholders' equity which is effective for fiscal years ended on or after May 1, 2006. Under this accounting standard, certain items which were previously not presented as components of shareholders' equity are now presented as components of equity, which used to be called shareholders' equity. Such items include stock acquisition rights, minority interests in subsidiaries and any deferred gain or loss on derivatives under hedge accounting. We have adopted this standard from fiscal year 2006.

The primary reason for the increase in our equity during fiscal year 2006 was the inclusion of minority interests in subsidiaries. This was partly offset by a decrease in retained earnings due to our net loss in fiscal year 2006 and the cancellation of 85 million common shares.

Capital Ratios

From the fiscal year ended March 31, 2007, Basel II methodology has been adopted to calculate capital ratios. For credit risk, the Foundation Internal Ratings Based Approach (F-IRB) has been applied. For operational risk, the Standardized Approach (TSA) has been adopted and the Internal Model Method has been used for market risk.

Our total capital adequacy ratio as of March 31, 2007 was 13.13% (Basel II basis), compared with 15.53% (Basel I basis) as of March 31, 2006. Our Tier I capital ratio, or the ratio of Tier I capital to risk assets, decreased from 10.27% (Basel I basis) as of March 31, 2006 to 8.11% (Basel II basis) as of March 31, 2007. The decreases in the capital ratios at March 31, 2007 reflect largely our repayment of public funds. Due to the adoption of Basel II methodology in fiscal year 2006, gain on sale of securitization, incremental provision required for expected loss and exposure to our unrated securitized portfolio resulted in a decline in capital ratios[1]. This was partly offset by increases related to our issuance of subordinated debt and bonds.

Note:
(1) In Basel II regulation, gain on sale of securitization and 50% of expected loss provision shortfall is deducted to calculate Tier I ratio. Unrated securitized portfolio exposure and 50% of expected loss provision shortfall are included in the deduction items to calculate total capital adequacy ratio.

Table 34. Consolidated Capital Ratios

	Billions of yen (except percentages)	
As of March 31	2007[1]	2006[2]
Basic items (Tier I):		
Capital stock	**¥ 451.2**	¥ 451.2
Minority interests in consolidated subsidiaries	**180.7**	183.8
Consolidation goodwill and other intangibles	**(177.8)**	(294.8)
Gain on sale of securitization	**(16.5)**	
50% of expected loss provision shortfall	**(9.1)**	
Total Tier I (A)	**620.8**	738.1
Supplementary items (Tier II):		
General reserve for loan losses	**13.9**	44.8
Perpetual preferred stocks	**81.0**	78.0
Perpetual subordinated debt and bonds	**116.6**	22.5
Non-perpetual preferred stocks	**19.7**	—
Non-perpetual subordinated debt and bonds	**348.3**	274.1
Total	**¥ 579.7**	¥ 419.5
Amount eligible for inclusion in capital (B)	**¥ 522.0**	¥ 419.5
Deduction (C)	**137.7**	42.2
Capital investment to affiliated companies	**54.4**	35.1
Unrated securitization exposure	**68.7**	
50% of expected loss provision shortfall	**9.1**	
Total capital (D) [(A)+(B)-(C)]	**¥1,005.0**	¥1,115.3
Risk assets:		
On-balance sheet items	**¥5,585.8**	¥5,344.9
Off-balance sheet items	**1,458.1**	1,835.5
Market Risk[3]	**196.2**	
Operational Risk[3]	**411.8**	
Total (E)	**¥7,652.0**	¥7,180.4
Consolidated capital adequacy ratio (D) / (E)	**13.13%**	15.53%
Consolidated Tier I capital ratio (A) / (E)	**8.11**	10.27

Notes:
(1) Basel II basis.
(2) Basel I basis.
(3) Derived by multiplying the capital requirement by 12.5 (i.e., the reciprocal of the minimum capital ratio of 8%).

Composition of Tier I Capital

Common stock and retained earnings: In conjunction with the sale of our common shares by the DIC to New LTCB Partners, the DIC contributed funds to offset the existing deficit in the accounts of LTCB and new shares of common stock were acquired by New LTCB Partners. Following this recapitalization and the conversion of Class B preferred stock into common shares as described below, our equity includes common stock in the amount of ¥291.8 billion. As a result of our recording net loss and the cancellation of 85 million common shares in fiscal year 2006, retained earnings declined to ¥245.4 billion as of March 31, 2007.

Preferred stock: Shinsei has issued two classes of preferred stock. All shares of Class A preferred stock were initially issued to the RCC by LTCB. Upon LTCB's nationalization, the RCC transferred those shares to the DIC. At the time of sale of LTCB's common shares to New LTCB Partners in March 2000, a portion of the Class A preferred shares was redeemed without any consideration paid and cancelled. The DIC continues to own the remaining 74,528,000 shares. At the same time, Shinsei issued 600,000,000 new shares of Class B preferred stock to the RCC. At our request, the RCC converted 300,000,000 shares of the Class B preferred stock into 200,033,338 common shares in July 2006 and subsequently disposed of them. In connection with these transactions, we repurchased 175,466,000 of our common shares for aggregate consideration of ¥132.1 billion and subsequently cancelled 85 million shares. The remainder of the repurchased shares is included in treasury stock.

As holders of our preferred shares, the DIC and the RCC are entitled to receive annual dividends and distribution of residual assets of Shinsei as set out below in priority to holders of common shares but *pari passu* among themselves:

Table 35. Dividends and Distribution Amounts on Shares of Preferred Stock

	Yen per share	
Class of preferred shares	Amount of Annual dividend	Amount of Distribution of residual assets
Class A preferred shares	¥13.00	¥1,300
Class B preferred shares	4.84	400

Shinsei may pay up to one-half of the annual dividend payable on each class of preferred shares as an interim dividend. Dividends on the preferred shares are not cumulative. As long as the preferred dividend is paid, holders of preferred shares are not entitled to vote at a general meeting of shareholders. If the preferred dividend is not paid, preferred shares vote on a one-to-one basis with common shares on all matters.

The Class A preferred shares are convertible into common shares at the option of the holder at a conversion price of ¥360 per share. They are mandatorily convertible on April 1, 2008, into the number of common shares calculated by dividing ¥1,300 by the average market price per common share during a certain period preceding April 1, 2008, with a maximum of two common shares per Class A preferred share.

The remaining Class B preferred shares are convertible at the option of the holder at a conversion price of ¥735 per share. They are mandatorily convertible on August 1, 2007, into the number of common shares calculated by dividing ¥400 by the average market price per common share during a certain period preceding August 1, 2007 (or, if the common shares are no longer publicly traded, the amount of net assets per share calculated pursuant to a certain formula to be separately decided by the Board of Directors) with a maximum of two-thirds of a common share per Class B preferred share and a minimum of one-half of a common share per Class B preferred share.

Other material terms of the preferred shares are set forth in Note 24 to the Consolidated Financial Statements. Holders of our preferred shares have no redemption rights, but it is possible we would seek to redeem the preferred shares in order to increase our flexibility in managing our business.

Preferred Securities Issued by Subsidiaries outside Japan

On February 23, 2006, we issued $775.0 million of step-up non-cumulative perpetual preferred securities. The dividend on the preferred securities is 6.418% for the initial ten years. In addition, on March 23, 2006, we issued $700.0 million of non-step-up non-cumulative perpetual preferred securities. The dividend on the non-step-up perpetual preferred securities is 7.16% for the initial ten years. These issuances are consistent with our strategy to strengthen our Tier I capital ratio. The proceeds from the offerings of the preferred securities are recorded as

minority interests in consolidated subsidiaries and counted towards Tier I capital. The amount of such proceeds which may be counted towards Tier I capital is constrained by the amount of other Tier I capital outstanding. Our ability to raise additional regulatory capital in this manner could be constrained in the future.

Composition of Tier II Capital

The principal component of our Tier II capital is subordinated debt and bonds. On February 23, 2006, we issued EUR1.0 billion of step-up callable subordinated notes bearing interest at a fixed rate of 3.75% for the initial five years. The issuance was consistent with our strategy to strengthen our capital ratios and replace expensive Upper Tier II subordinated debt with lower cost capital. In addition, on December 6, 2006, we issued £0.4 billion of step-up callable perpetual subordinated notes bearing interest at a fixed rate of 5.625% for the initial seven years. As of March 31, 2007, we had ¥100.0 billion of dated subordinated bonds issued by Shinsei (excluding the EUR1.0 billion of step-up callable subordinated notes and £0.4 billion of step-up callable perpetual subordinated notes discussed above) and ¥108.0 billion in subordinated debt from private lenders, ¥17.0 billion of which were perpetual loans. None of our current Tier II capital consists of public funds.

Other major elements of our Tier II capital are general reserve for loan losses and ¥81.0 billion of class D perpetual preferred shares of APLUS held by third parties as of March 31, 2007. Tier II capital is subject to the limitation that it cannot exceed the amount of Tier I capital, and non-perpetual subordinated debt and bonds cannot exceed half the amount of Tier I capital. Subject to those ceilings, the entire amount of perpetual subordinated debt and bonds can be included in Tier II capital and a portion of non-perpetual subordinated debt and bonds cannot be included in Tier II capital as of March 31, 2007.

The table below sets forth the amount of our subordinated debt and bonds, as well as the portion included in our Tier II capital:

Table 36. Subordinated Debt and Bonds (Consolidated)

	Billions of yen					
As of March 31, 2007	Perpetual	Perpetual included in Tier II	Non-perpetual[1]	Non-perpetual included in Tier II[2]	Total	Total included in Tier II[2]
Subordinated debt	¥ 17.0	¥ 17.0	¥ 91.0	¥ —	¥108.0	¥ —
Subordinated bonds	99.9	99.6	258.1	—	358.0	—
Total	¥116.9	¥116.6	¥349.1	¥293.7	¥466.0	¥410.3

	Billions of yen					
As of March 31, 2006	Perpetual	Perpetual included in Tier II	Non-perpetual[1]	Non-perpetual included in Tier II	Total	Total included in Tier II[2]
Subordinated debt	¥113.0	¥15.0	¥ 31.0	¥ 31.0	¥144.0	¥ 46.0
Subordinated bonds	18.4	7.5	243.8	243.1	262.2	250.6
Total	¥131.4	¥22.5	¥274.8	¥274.1	¥406.2	¥296.6

Notes:
(1) Stated at par value.
(2) Non-perpetual subordinated debt and bonds included in Tier II and total subordinated debt and bonds included in Tier II are not broken down by type of debt and bonds.

During the first half of the fiscal year ended March 31, 2007, we repaid ¥98.0 billion of perpetual subordinated debt and ¥10.9 billion of perpetual subordinated bonds. Perpetual subordinated debt and bonds which were repaid during the first half of the fiscal year ended March 31, 2007 were deducted from Tier II capital as of March 31, 2006. We newly raised ¥2.0 billion of perpetual subordinated debt during the fiscal year ended March 31, 2007. Interest rates on ¥24.0 billion of our perpetual subordinated debt and bonds included in Tier II capital as of March 31, 2007 will increase between January 2013 and December 2015. Interest rates on ¥0.5 billion of perpetual subordinated bonds will increase in December 2008.

¥24.0 billion of our perpetual subordinated debt and bonds included in Tier II capital as of March 31, 2007 will become prepayable between January 2013 and December 2015. ¥0.5 billion of perpetual subordinated bonds are currently prepayable.

We raised, in aggregate, ¥91.0 billion of non-perpetual subordinated debt in the fiscal years ended March 31, 2006 and 2007.

Interest rates on ¥28.0 billion of those non-perpetual subordinated debt will increase between March 2011 and June 2011. Interest rates on the remaining ¥63.0 billion of non-perpetual subordinated debt are fixed rates until maturity.

¥83.0 billion of non-perpetual subordinated debt will become prepayable between July 2010 and July 2013 and the remaining ¥8.0 billion of non-perpetual subordinated debt cannot be repaid until maturity.

Shinsei issued ¥50.0 billion of dated subordinated bonds for the first time as Shinsei, not LTCB, on March 25, 2005. These dated subordinated bonds cannot be repaid until maturity, on March 25, 2015, and bear interest at a fixed rate of 1.96%. Shinsei issued an additional ¥50.0 billion of dated subordinated bonds on October 31, 2005. These dated subordinated bonds cannot be repaid until maturity, on October 30, 2015, and bear interest at a fixed rated of 2.01%.

Shinsei issued EUR1.0 billion of step-up callable subordinated notes bearing interest at a fixed rate of 3.75% on February 23, 2006. In February 2011, interest rates on these notes will increase and these notes will become prepayable.

In December 2006, Shinsei issued £0.4 billion of step-up callable perpetual subordinated notes bearing interest at a fixed rate of 5.625%. In December 2013, interest rates on these notes will increase and these notes will become prepayable.

Off-Balance Sheet Arrangements

We use off-balance sheet arrangements, including investments through special purpose entities, securitizations, lines and letters of credit, loan commitments and loan participations, in the ordinary course of business, including in our securitization and financing businesses, as well as to manage our own liquidity risk. The main purposes of such off-balance sheet arrangements are to develop our institutional banking business as well as to diversify our sources of liquidity. The following is a discussion of the principal off-balance sheet arrangements we use.

Securitization

We structure, arrange, distribute and service mortgage-backed securities and asset-backed securities both for third parties and ourselves. Our securitization services utilize special purpose entities, which may be organized in the forms of trusts, partnerships or corporations, mainly to protect the securitized assets from creditors of transferors even in bankruptcy. Assets securitized include commercial loans, residential mortgage loans, installment receivables and credit-card receivables.

Repackaging

One aspect of our securitization business involves our repackaging of assets purchased by special purpose entities that we establish into new financial instruments that represent undivided interests in the underlying assets. Repackaging the assets generally entails analyzing the cash flows from the underlying assets, using various means to rearrange the timing and order of cash flows, and then combining them with other cash flows to create new financial instruments that can be tailored to meet the demands of a broad range of investors.

Often the assets are repackaged into residual or subordinated interests, mezzanine interests and senior interests. The residual interests are the first to suffer any losses as a result of any decline in the value of the underlying financial assets, while the senior interests are structured to be the last to absorb such losses. In instances where we repackage assets on our own initiative, rather than for our customers, we generally retain the residual interests and either sell the senior or mezzanine interests immediately to third parties or hold them temporarily before placing them with investors. Revenues on these transactions consist of gains on sales of the repackaged senior and mezzanine interests, transaction arrangement fees received from the originators of the assets, fees for underwriting the senior instruments, and returns on the residual interests.

The principal risk inherent in these repackaging is credit risk on the securitized financial instruments that is absorbed by the retained residual interests. We may record losses on the residual interests due to declines in the value of the underlying financial assets. We manage this credit risk through semiannually assessing our retained interests and providing valuation allowances for them based on those assessments, taking into consideration how much we believe we will be able to collect on the underlying assets. We generally transfer financial assets to special purpose entities on a "true sale" basis, which means that we would neither be entitled nor required to reacquire the financial assets so transferred.

Arrangement

We also securitize customers' assets on their behalf, drawing on our know-how and experience in establishing securitization vehicles tailored to accommodate clients' needs, analyzing cash flows from the financial assets, structuring them into classes of securitized interests, arranging credit enhancements and locating investors for the securities to be issued. We generally place the securities representing the senior interests from these transactions with third-party investors. We may choose, however, to acquire temporarily a portion of these senior securities for later sale and often structure financial arrangements, including repackaging, that enhance the liquidity of these senior securities in order to attract third-party investors. These securities are recorded in other monetary claims purchased and recorded at fair value.

Our revenue on these transactions consists of fees, generally fixed, for arranging the transaction and for underwriting the sale of the financial instruments. We typically record those fees as having been received at the completion of all arrangements for the customer.

On these transactions, we act as an arranger, an underwriter, a servicer, a trustee or an administrator, or combination of some of these roles, for our corporate customers. As our customers usually retain the residual interests and the related risk of loss on them, we are not exposed to risks of incurring losses inherent in such residual interests.

Residual Interests

As of March 31, 2007 and 2006, we held ¥66.3 billion and ¥84.1 billion, respectively, of debt securities and residual interests from securitization transactions. As of March 31, 2007 and 2006, ¥40.9 billion and ¥56.5 billion of such amounts, respectively, were attributable to securitization transactions of APLUS and ¥4.8 billion and ¥4.9 billion of such amounts, respectively, were attributable to securitization transactions of Life Housing Loan.

Collateralized Loan Obligation Program

In order to diversify our funding sources and enhance our liquidity, we employed the financial engineering skills we developed in our securitization business to securitize our performing loans to corporate customers through a collateralized loan obligation, or CLO, program.

In the program, which we established in the fiscal year ended March 31, 2002, Shinsei entrusted a part of its performing corporate loans to a "master trust" which was established with Shinsei Trust & Banking Co., Ltd. The master trust then issued several classes of beneficial certificates, each of which represents an undivided economic interest in the underlying loans but differs in "seniority," or the priority in which it receives cash collected from the underlying loans. Shinsei sold the most senior class of certificates to special purpose entities established in order to issue debt securities backed by the certificates and these debt securities were subsequently sold to third-party investors. Shinsei has retained the two subordinated classes of beneficial certificates.

Since the sales of the debt securities backed by senior certificates satisfied criteria for transferring assets under Japanese GAAP, Shinsei derecognized a portion of the corporate loans entrusted to the master trust for the CLO program from its assets by prorating the carrying amount of such corporate loans by the fair values of all of the beneficial certificates the trust has issued.

Shinsei's retaining the subordinated classes of beneficial certificates enhances the credit of the debt securities backed by the senior certificates, as the subordinated certificates would be the first to be affected by shortfalls in cash collections on the underlying commercial loans due to reasons such as deteriorations in the financial condition of the loan obligors. As a result, however, Shinsei is exposed to credit risk on the commercial loans entrusted to the master trust as the underlying assets for the CLO program.

A significant amount of prepayments on the underlying loans may result in a lack of sufficient cash flows to satisfy future interest or principal payment obligations on the debt securities backed by the senior certificates. In order to manage this risk, Shinsei has structured the debt securities so that they may be amortized ahead of schedule when various conditions are satisfied.

As of March 31, 2007, ¥700.7 billion in loans had been placed in the trust. Also as of that date, beneficial certificates representing ¥174.2 billion of such loans had been issued and remained outstanding, comprising ¥130.5 billion in senior certificates securing notes issued to third-party investors and, as of March 31, 2007, an additional ¥43.7 billion in beneficial certificates retained by Shinsei and recorded in loans and bills discounted. In accordance with our self-assessment procedures and reserve policies, we have provided ¥5.2 billion in the general reserve for loan losses to absorb losses on all of the entrusted loans as of March 31, 2007.

Loan Participations

We have sold or transferred participation interests in certain of our loans. Loan participation involves the original lender under the loans transferring economic interests in the loan to others, while the original lender retains title to the loan itself.

Under Japanese GAAP, where substantially all of the economic interest in and risks of the loans are transferred to the participants, the original lenders are not deemed to bear recourse obligations for the participating interests or to have any rights to repurchase such interests. As a result, the original lender may remove the loans from its balance sheet as if the loans were sold to the participants. Because substantially all of the economic interest and risks have been transferred to the participants, we believe that we are not taking any substantial economic risk on the portions of loans in which we have sold participating interests.

As of March 31, 2007 and 2006, the total principal amount of participation interests in loans transferred to third parties was ¥83.1 billion and ¥124.4 billion, respectively.

Off-Balance Sheet Arrangements to Extend Credit, Acceptances and Guarantees

We have off-balance sheet commitments to extend credit to customers up to certain predetermined amounts at current market rates, in consideration of which we receive fee income that is recorded on an accrual basis for the period of the commitments. As of March 31, 2007 and 2006, we had ¥4,456.5 billion and ¥4,092.7 billion of these commitments, of which ¥4,118.3 billion and ¥3,922.1 billion had agreement terms of less than one year, respectively.

In addition, we provide acceptances and guarantees, which include lines and letters of credit and guarantees on customers' borrowings from other creditors. These acceptances and guarantees require us to satisfy our customers' obligations in the event they fail to do so, although we would have a claim for reimbursement against them. Under Japanese GAAP for banks, these commitments are deemed to be both contingent assets and liabilities, and are recorded as both assets and liabilities in the principal amount of the acceptances and guarantees. We record the fees we earn from providing acceptances and guarantees on an accrual basis over the period of the acceptance or guarantee. As of March 31, 2007 and 2006, we had ¥754.4 billion and ¥813.4 billion, respectively, of outstanding acceptances and guarantees.

APLUS extends credit in the form of guarantees. The most significant component of APLUS's guarantee business is providing guarantees on installment shopping credit provided by other lenders to customers of APLUS's partner merchants. APLUS also offers collection guarantees for foreign automobile dealers. Providing guarantees allows APLUS to limit its balance sheet exposure, while continuing to maintain its relations with its partner merchants. Off-balance sheet commitment and acceptances and guarantees increased as a result of our acquisition of APLUS and its inclusion in our consolidated balance sheet from September 30, 2004. As of March 31, 2007 and 2006, ¥738.7 billion and ¥797.7 billion of our outstanding acceptances or guarantees, respectively, were attributable to this guarantee business.

Risk Policy and Management

Overview

Our corporate governance and risk management framework enables us to manage all major aspects of our business through a coherent and well-integrated process. A detailed, sophisticated analytical structure, accompanied by diligent surveillance and oversight, is used to evaluate and monitor risks and returns to produce sustainable revenue, reduce earnings volatility and increase shareholder value.

Committees

We maintain several executive committees under the leadership of our CEO and other executive officers. The principal committees that deal with risk policy and management include:

- **The ALM Committee**, as well as its subcommittee, **the Market Risk Management Committee**, reviews our balance sheet and asset/liability structure, cash liquidity and risk versus return of the trading portfolios. It also reviews and approves our analytical methodologies and parameters for liquidity and market risk analytics.
- **The Compliance Committee** reviews and resolves compliance issues relating to matters such as antitrust law, information management and prevention of money laundering.
- **The Risk Investment Committee** establishes long-term strategy and short-term operating plans, setting overall risk appetite through capital allocation and aggregate risk levels. It also approves and reviews activities outside the normal course of our businesses. The committee reviews actual performance against plans, using established performance measures, as well as actual risk levels against forecast levels. The

committee also focuses on franchise, regulatory and reputation risks.

- **The Credit Committee** aids in the establishment of and ongoing administration of corporate credit practices and policy. It approves major credit transactions for institutional customers and reviews portfolio concentrations. The committee is also responsible for reviewing the analytical methodologies and parameters for credit risk analytics.
- **The New Business/Product Committee** reviews new business and product proposals and M&A and alliance transactions. Using a rigorous process, it considers the full range of quantitative and qualitative risks, and necessary mitigating actions or controls. The committee also monitors new business and products approved at subsidiaries.

While each committee has specific objectives, the common objectives, mission and mandate of all of them are to:

- delegate authority;
- clarify definitions, policies, metrics and procedures relating to, as well as methods of measuring, specific risks;
- be highly sensitive to qualitative risks, in particular regulatory and franchise risks, offering guidance to management concerning them, and establishing procedures to mitigate them; and
- ensure an organization and authority structure that enables the discovery, management and mitigation of risks on a day-to-day basis, in line with our strategic objectives.

Comprehensive Risk Management

Risk Management—Governing Principles

Our Risk Management Policy defines risk management as the discipline of evaluating risks, defining policies and practices that balance risk and return, and implementing the infrastructure and authority to ensure compliance with principles, policies and procedures. In this sense, "risk management" encompasses the related disciplines of compliance, audit and self-assessment/inspection.

Our policy states three objectives:

- to establish and enhance our credit standing;
- to optimize the use of capital; and
- to create a strategic management tool.

Risk Capital Management

We use Risk Capital to provide a consistent, uniform and well-understood measure of risk and performance across different activities. Generally, Risk Capital is defined as the worst-case economic amount by which a portfolio or business may deviate from its expected financial performance as a result of unexpected, adverse events or movements in factors that affect value. Accordingly, Risk Capital is the excess of the economic loss in the unexpected, worst case over the estimated "expected" loss.

Risk Capital analysis requires two parameters: time horizon and confidence level. With respect to time horizon, the time required for a change in position differs for each category of risk. The longest time horizon, or the conceptual period required to effectively alter portfolio parameters, is that of credit risk, which we estimate at one year. To enable us to compare different businesses by using one common measure, a time horizon of one year is therefore used for the entire business. Rigorous analytical techniques are used to normalize different businesses to this time horizon. The confidence level is approved by senior management.

We presently calculate Risk Capital for the following six risk categories: (1) credit risk, (2) structured credit and other investment risk, (3) market risk, (4) interest rate risk, (5) liquidity risk and (6) operational risk. We continually update specific analytical methodologies for each risk category.

Categories of Risk Capital

Risk Capital	Unexpected loss calculated by subtracting expected loss from estimated maximum loss for which time horizon is one year.
Credit Risk	Measured by subtracting expected loss from Credit Value at Risk (Credit VaR). Credit VaR is the estimated maximum loss calculated through a simulation utilizing data including probability of default, exposure at default and loss given default.
Structured Credit and Other Investment Risk	Measured for each investment by utilizing the most appropriate combination adopted from methods such as default loss distribution and value range distribution, and sensitivity to other factors.
Market Risk	Measured by calculating estimated maximum loss from market volatility based on Value at Risk method (VaR method), of which time horizon is one year.
Interest Rate Risk	Sum of Japanese yen interest rate risk measured by Value at Risk method (VaR method) and other currencies interest rate risk measured by bpv method.
Liquidity Risk	Measured by estimating liquidity gap under a stress scenario, and the additional funding cost arising from such a case.
Operational Risk	Estimated maximum loss calculated by a simulation based on frequency and severity distributions which are derived from actual historical loss data and scenario loss data.
Total Risk Capital	Calculated by summing the Risk Capital for each category, and then adjusting the sum to reflect correlations across risk categories.

Risk Capital Allocation by Risk Category and by Business


Billions of yen
600
500
400
300
200
100
0
Tier I
Capital
620
Excess
Capital
163
Other Risks(1) 51
Structured Credit
and Other
Investment Risk
170
Credit Risk
234
Others(2) 46
Consumer and
Commercial Finance
119
Institutional
Banking
291

Notes:

(1) Other risks are comprised of operational risk (¥22 billion), liquidity risk (¥19 billion), interest rate risk (¥5 billion) and market risk (¥4 billion).
(2) Others include Risk Capital utilization in Retail Banking and ALM/Corporate/Other.

For the fiscal year ended March 31, 2007, we deployed Risk Capital of approximately ¥457 billion in our three business lines and a fourth category of ALM/Corporate/Other. As a result, in comparison to our Tier I capital, we maintained excess capital amounting to approximately ¥163 billion as of March 31, 2007.

Credit Risk Management

Overview

Definition

- Credit risk is defined as the risk of loss due to a counterpart defaulting on contractual debt obligations.
- Our model for credit risk management is focused on securing adequate return on risk, avoiding excessive concentration in particular sectors or to particular obligors and managing the credit portfolio with an awareness of potential losses under a worst-case scenario.

Core Credit Policies

- Our Core Credit Policies make use of our experience since March 2000. These policies apply to our business with corporate, financial institution and government clients, and detail standards for the key components of the credit process: origination/approval, documentation, monitoring/management, problem recognition, remedial management and portfolio management including credit concentration guidelines.

Basel II

- From March 2007, we have adopted the Foundation Internal Ratings Based (F-IRB) Approach under the New Basel Capital Accord established by the Basel Committee on Banking Supervision. We have established internal controls, documentation, risk segmentation and risk quantification to meet requirements of the F-IRB Approach.

Corporate Exposure

Credit risk management for corporate exposure follows a series of processes such as origination/approval, documentation, monitoring/management, problem recognition, remedial management and portfolio management. Appropriate credit ratings fulfill a key role in controlling credit risk management.

Obligor and Facility Management

- *Credit Ratings:* Our credit rating methodology assigns credit ratings to each obligor using neural network analytics that model the correlation between obligors' financial data and agency ratings. Results generated by our analytics are verified by Risk Management. All ratings are updated on an ongoing basis with refined models and new financial data. Neural network modeling is a methodology which emulates rating agencies' approach of labeling obligors. We have developed separate models for major industry groups. The results generated by the model are subject to adjustment by our Credit Rating Committee when determining the final rating.
- *Default Analytics:* Our historical default and migration data, as well as rating agency statistics, are coupled with management's judgment to generate probability of default (PD).
- *Facility Ratings:* Facility ratings enable comparisons of varying transactions based on expected loss by incorporating a full range of risk mitigants.
- *Pricing Guidelines:* Pricing thresholds are based on appropriate credit, funding and Risk Capital factors. These guidelines are continuously updated based on additional data and concepts.
- *Approval Process:* Our transaction approval process provides multiple levels of approvals based on key credit sensitivities such as group exposure, group credit standing, amount, tenor and facility rating.

Lending Guidelines

Our lending guidelines are a comprehensive set of recommended structures and disciplines that relationship managers and credit officers must follow when structuring new loan transactions.

The guidelines provide detailed recommendations on acceptable terms, interest rates, fees, amortization schedules, collateral, covenants and documentation for each class of credit risk, as well as specific procedures for communicating terms and conditions to customers. The guidelines also require a compelling explanation from senior credit officers when our standard pricing or structures cannot be achieved. Relationship managers and officers are encouraged to improve our risk profile at every opportunity.

Concentration Guidelines

Our concentration management framework consists of industry concentration guidelines, obligor group concentration guidelines, as well as effective review and countermeasures for when the guidelines are exceeded. These procedures are designed to insulate our credit portfolio against systemic shock or other events outside the normal range of occurrences.

We currently use concentration guidelines to monitor two types of concentration:

- Industry Concentration Guidelines: The purpose of

industry concentration limits is to ensure management is alerted, and appropriate questions raised, when exposure to any particular industry increases rapidly. Industry concentration is managed on a risk capital basis to ensure than industry concentration guidelines are more risk-sensitive, reflect actual portfolio conditions and account for correlation among industries.

- Group Concentration Guidelines: The primary purpose of group concentration limits is to guard against "event risk," that is, to ensure that even in the case of a sudden degradation in our obligors' credit quality through rapid business deterioration, or the occurrence of a highly unexpected event, including fraud or catastrophe, our business will not be critically impaired. Event risk is defined as any unexpected loss for reasons not realistically reflected in analyses of the historic default statistics, such as events independent of risk rating, statistical estimation error in default rates and misrated obligors.

Retail Exposure

While we manage corporate exposures based on obligor/facility ratings, we manage retail exposures on a "pool" basis, where exposures with similar characteristics are assigned into a particular group, and risks are meaningfully segmented through the process. For Shinsei Group's overall retail exposures, we have established comprehensive standards for our internal rating systems, defining concepts or basic policies of pool classification, pool assignment, parameter estimation/validation, and internal control.

For residential mortgages, exposures are assigned to specific pools based on obligor/transaction characteristics such as Debt to Income ratio (DTI), and Loan to Value ratio (LTV).

For Consumer and Commercial Finance related portfolios, exposures are assigned to specific pools based on obligor/transaction characteristics such as obligor rating, and the object being financed.

Ongoing pool management is conducted periodically by validating stability of parameters and accuracy of the rating systems.

Market Risk

Market risk, which is the risk associated with changes in the value of financial instruments from fluctuations in exchange rates, interest rates, stock prices and other market-determined price mechanisms, is inherent in all assets and liabilities, as well as off-balance sheet transactions.

Policies

We manage market risk by segregating the overall balance sheet into a trading book and a banking book. The ALM Committee, chaired by our CEO is the senior review and decision-making body for the management of all market risks related to asset/liability management, and the banking and trading books. The actual risk limits for asset/liability management as well as trading, such as the value-at-risk or "VaR" method, are approved by the ALM Committee. The VaR method is a procedure for estimating the probability of portfolio losses exceeding some specified amount based on a statistical analysis of historical market price trends, correlations and volatilities.

The Market Risk Management Committee serves as an arm of the ALM Committee and is chaired by the head of Risk Management, with senior representatives from related divisions, including the Chief Financial Officer. The committee meets weekly to review detailed risk and liquidity reports from the Market Risk Management Division, which is responsible for the objective and timely recognition, monitoring and reporting of market risk in both our trading and banking operations. In addition to reporting risk information to management, administrative divisions and front office units, the Market Risk Management Division carries out regular risk analyses and recommendations.

Framework and Organization

The Group Treasury Division manages asset/liability risk arising from normal banking operations and the Capital Markets Division manages the active risk from trading operations in financial markets. The Group Treasury Division and each unit within the Capital Markets Division are assigned overall risk limits.

The Market Risk Management Division is responsible for the objective and timely recognition, monitoring and reporting of market risk in both our trading and banking operations.

In addition to reporting risk information to management, administrative divisions and front office units, it carries out regular risk analyses and recommendations. The transaction execution, operations and risk management sections operate independently, establishing a system of effective checks and balances.

Quantification of Market Risk

We have built a system capable of facilitating the recognition and management of risk by quantifying market risk frequently, tracking it objectively and making adjustments according to market trends.

Market risk management involves the continual execution of a five-step process. The first step is the construction of a transaction information database. The second step is data classification according to risk unit. The third step is risk quantification grouped by risk characteristics and risk unit. The fourth step is risk position summarization and reporting, and the fifth step is the assessment of a reported risk position and implementation of necessary adjustments.

To obtain a precise picture of the current risk position, transaction data must be accurate and complete. Measurement definitions must be valid and valuation criteria such as rates and prices must be reliable. We have introduced a market risk measurement system that meets all of these requirements.

Trading Book

Methodology: We use the VaR method in our trading operations. Based on FSA approval, we use internal models for General Market Risk VaR calculation for Basel II purpose from March 31, 2007 for Shinsei Bank, Shinsei Securities and other subsidiaries. The historical simulation method is applied to all books except foreign exchange related risks, where a variance/covariance method is used. Specific risk is reported under the Basel II standardized method. The VaR is using a 99% confidence interval, 10 day horizon period and 250 observation days. See Table 37 for VaR data.

The validity of the VaR model is verified through back testing, which examines how frequently actual daily profit or loss exceeds daily VaR for a one-day holding period. Back testing of the sample data for the fiscal year ended March 31, 2007 confirmed the continued reliability of our VaR model.

Table 37. Actual Daily VaR

<Consolidated Basis> (1-day holding period, 2.33 standard deviations)

	Millions of yen					
	2007			2006		
Fiscal years ended March 31	Average	Maximum	Minimum	Average	Maximum	Minimum
	¥526	¥739	¥287	¥298	¥521	¥175

For back testing, we compare daily the actual losses to estimated one day VaR to confirm the reliability of the VaR method for all trading divisions using more than 6,000 data points. The back test results are reported daily to trading divisions and quarterly to senior management.

The back testing results for fiscal year 2006 shows that there were no days in which the loss amount exceeded VaR on a consolidated basis.

<Non Consolidated Basis> (1-day holding period, 2.33 standard deviations)

	Millions of yen					
	2007			2006		
Fiscal years ended March 31	Average	Maximum	Minimum	Average	Maximum	Minimum
	¥451	¥656	¥243	¥210	¥362	¥131

VaR and Daily Profit or Loss


(Millions of yen)
(For the fiscal year ended March 31, 2007)
800
600
400
200
0
-200
-400
-600
-800
2006/4/1
2006/6/30
2006/8/31
2006/10/31
2006/12/31
2007/2/28
2007/3/31
Daily profit and loss
VaR (1day, 2.33 sigma)

Back-Testing on the VaR Model Applied to the Trading Division's Transactions
Back-testing involves comparing the actual losses to estimated VaR to confirm the reliability of the VaR method.

Assumptions of Shinsei's VaR Model

Method:	A historical simulation method except FX-related risks (variance covariance method)
Confidence interval:	2.33 standard deviations (99% confidence interval)
Holding period:	one day
Number of days of observations:	250
Coverage:	trading divisions
Number of data points:	more than 6,000 per day

Histogram of Daily Trading-Related Revenue (Excluding Customer Margin)


(Number of Days)
(For the fiscal year ended March 31, 2007)
60
50
40
30
20
10
0
1 1 1 8 31 28 52 34 32 19 14 4 7 2 1 3 2 1 1 1 0 1 0 1 0 0 1
<-100 -100 -75 -50 -25 0 25 50 75 100 125 150 175 200 225 250 275 300 325 350 375 400 425 450 475 500 >500
Revenue (Millions of yen)

Under the Basel II Internal Model method, we started stress testing using approximately 30 scenarios (five discretionary scenarios and 25 non-discretionary scenarios, including six σ shocks to simulate extremely unexpected events). Stress tests are produced on a weekly basis and reported to senior management at the Market Risk Management Committee.

Trading Activity: Our trading activity is carried out mainly on behalf of customers, although we also engage in proprietary trading activity. The allocated Risk Capital for proprietary trading is less than 10% of total allocated Risk Capital.

Limit Setting Process: Setting limits is important for appropriate risk control within Shinsei on a consolidated basis. Loss limits and VaR limits are approved by the CEO at the ALM Committee and delegated to the Chief Financial Officer. The Chief Financial Officer sets limits for business heads, who in turn assign limits to risk takers.

Mark-Down of Trading Assets: Trading assets are normally measured by market price, yields and rates. However, the value of certain assets may also be affected by credit risk or market liquidity risk. In such cases, we use two methods to mark down the value of trading assets as necessary to reflect those risks in our financial statements.

- We record provisions for losses on derivative transactions according to obligor classifications in the same manner as on-balance transactions by taking into account current exposures as well as potential future exposures.
- We record costs for disposing of and reconstructing market-related positions centered on bid and offer costs as provisions related to market liquidity risk for derivative-related transactions in trading accounts.

Banking Book

Methodology: In our banking book, we use as principal risk indicators the bpv method and net interest income volatility. The bpv method measures the risk of changes in fair market value resulting from fluctuations in interest rates. Net interest income volatility measures the risk of changes in net interest income during a specified period, usually one year, due to fluctuations in interest rates.

Risk Limits for Banking Operations: Risk limits for banking operations are determined based on balance sheet structure and the profitability of our traditional banking activities.

Products

We initiate new businesses, products and transactions under a disciplined and well defined launch and management process that is coordinated by the New Business/Product Committee. Members of this committee include product specialists and representatives from support areas, such as risk, compliance, accounting and operations and IT divisions. The New Business/Product Committee seeks to ensure that the product's strategy and potential are in balance; risk, legal, compliance, accounting, tax and other key considerations are addressed; and internal controls and procedures are in place to deliver the product.

The result of this effort is a formalized product program, which describes the procedures and processes for each new product initiative. Each product program defines the strategic intent, investment parameters, delivery process, approval process, risk management guidelines and ongoing monitoring procedures. The Risk Investment Committee approves the risk limits, and designates the approval authority associated with each product program.

Transactions within a product program are assessed by the product specialists and reviewed by the Risk Management Group. Through the product program process, the product specialists and the Risk Management Group monitor all transactions. The Risk Management Group provides monthly reporting and a more detailed quarterly update of product programs and transactions to the Risk Investment Committee.

Liquidity Risk

Our ALM Committee is the senior review and decision-making body for the management of liquidity risk. The ALM Committee determines the overall limit for liquidity risk by establishing the short-term liquidity gap structure limits and minimum liquidity reserve levels. A liquidity gap structure and a minimum reserve are the principal management tools we use to monitor and manage liquidity.

Our Liquidity Management Policy, reviewed and approved periodically by the ALM Committee, stipulates the guidelines and norms for appropriate liquidity risk management.

To quantify liquidity risk, we have developed three liquidity forecast models:

- Business as usual model: This model forecasts the liquidity situation on an ongoing basis. The output of this model is an estimate of the funds we need to raise under normal circumstances.
- Stress/event model: This is a liquidity forecast under extraordinary circumstances. The output of this methodology is the outflow of funds under extraordinary circumstances.
- Contractual maturity model: This is a liquidity forecast on the assumption that assets and liabilities will be liquidated at contracted maturity, based on certain assumptions. The model indicates how much we need

to raise based on our actual contractual obligations.

The output of these models is carefully analyzed and presented monthly to the ALM Committee together with a recommendation on the liquidity gap structure and minimum reserve level, as well as the underlying rationale, which is determined as follows:

- The first requirement or test is that we should be able to survive in a crisis or emergency situation; based on the assumptions relating to inflow and outflow in a stress situation, the cumulative outflow over a specified period should not exceed available reserves.
- If available reserves are insufficient to meet the test, action to remedy the situation, such as increasing reserves or changing our liability profile, must be taken.
- If available reserves are sufficient to meet the test, then reserves may be reduced, but only in a way that the first stress test (emergency survival test) is still met and the liquidity gap at various times is within approved gap limits.

We also develop and maintain contingency funding plans for liquidity, including our liquidity crisis contingency plan, which clarifies specific policies and measures to deal with a liquidity crisis. We plan for the possibility that funding costs may increase, or funding may become otherwise difficult, due either to internal factors, such as a deterioration in our credit standing, or external factors such as a lack of cash liquidity in the market. These plans evaluate market-based funding capacity under various possible market conditions, and specify actions and procedures to be implemented under liquidity stress. Further, these plans address alternative sources of liquidity, measure the overall ability to fund our operations and define roles and responsibilities for effectively managing liquidity through a period of stress, including mandating the creation of a crisis management headquarters in the event of a liquidity crisis.

Daily liquidity reports based on this model are prepared by the Risk Management Group, which also circulates the reports to business managers and senior management for review and action as necessary. More detailed reviews are conducted monthly.

Operational Risk

Operational risk refers to the risk of loss resulting from inadequate or failed internal processes or systems, human error or wrongdoing. Losses due to the fraudulent acts of employees, failed transaction processing, system failures or external fraud are typical examples.

Operational risk has the following characteristics not found in market risk or credit risk: 1) risk is inherent in any business activities; 2) in many cases, risk taking is not necessarily based on a clear intention, and multiple factors are involved in identified risks; 3) the risk profile is diverse and varies with a number of factors, including internal control and operational environment; and 4) in particular, an important incident could grow across risk areas.

To comprehensively manage potentially complicated operational risk, an Operational Risk Management Policy has been established to clarify the definitions of risk, a basic policy and system for risk management, and a framework for identifying, evaluating, monitoring, reporting and controlling/mitigating risk. Independent from the business lines, specific management divisions have been designated for respective risk areas comprising operational risk, such as operations risk and systems risk. They are implementing various controls, including the formulation of cross-organizational measures, standards and procedures for managing risk according to the risk characteristics of each area. The specific management divisions hold a monthly meeting to share information on risk management issues and measures and to discuss how to cope with the common elements across the risk areas, thereby ensuring an effective management of operational risk.

In managing operational risk, it is important to recognize and assess any potential incidents and accidents which could occur less frequently, but have a material impact on the Bank, as well as those have actually occurred in the organization. Shinsei Bank has specified these potential incidents and accidents as the scenarios based on risk perception of each business line. Their frequency and severity have been assessed jointly by each business line and the specific management divisions. Together with the incidents and accidents that have occurred, such potential scenarios are used to measure operational risk as part of the overall Risk Capital system.

In calculating operational regulatory capital under Basel II, we have adopted the Standardized Approach, whereby gross income is measured for each business line.

Monitoring Operational Risk

We have developed a risk quantification framework based on the loss-distribution method. The framework has the following three steps:

(i) estimate the probability distribution for frequency that is applicable to historical loss records and loss scenarios,

(ii) estimate the probability distribution for severity that is

applicable to historical loss records and loss scenarios, and

(iii) perform a statistical simulation based on these two distributions to estimate an annual aggregated loss amount distribution.

Loss scenarios are established jointly by business lines and the Risk Management Group so that each business manager's perception of the relevant risk may be transformed into an appropriate source of quantitative information. This process involves all business lines, including those of our subsidiaries, and contributes to an appropriate recognition and analysis of the total risk. Senior management reviews the results of quantifying our overall operational risk capital.

Systems Risk

We have designed systems to minimize the threat of disruption, and have implemented procedures for passive recovery. Key components of our system have multiple back-ups, including at an independent back-up site in Osaka. In addition, critical data is replicated. As a result, loss of part or all of any one cluster will not disrupt system operations. In addition, comprehensive back-up procedures to support less critical systems allow restoration and recovery of these systems in the event of a malfunction. We continuously monitor system security as well as our continuity of business to maintain readiness. We introduced new systems and changes in a controlled manner and designed new systems to run in parallel with old ones, minimizing risk of incompatibility.

Our information technology infrastructure has also been certified as compliant with ISO27001, which is the international and domestic information security management system standard, by an independent assessor.

Legal and Compliance Risk

Legal and compliance risk is the risk of unexpected disputes or losses due to contracts unreasonably unfavorable to us or otherwise inadvisable, or the violation of laws, regulations, orders or contracts, whether resulting in monetary damages or damages to our regulatory relationship or reputation. Our Compliance Division and Legal Division are responsible for preventing or minimizing such legal and compliance risk.

Creation of Legal and Corporate Governance Group

Both the Compliance Division and Legal Division have been reorganized into the newly created Legal and Corporate Governance Group, now headed by our General Counsel. This reorganization was done to increase the functional efficiency of those sections, which are expected to be intimately involved in the matters relating to our corporate governance. The Office of the Corporate Secretary and the Investor Administration Office also belong to the Group after the reorganization.

Compliance Systems Organization

The Compliance Committee, Compliance Division and individual compliance managers within various business and support units constitute the main elements of our compliance organization. The Compliance Committee, with our Chief Executive Officer as chairman, examines and discusses important matters such as the prevention of money laundering. Third-party monitoring of the committee is carried out by outside counsel invited to serve as committee members. The Compliance Division plans various measures concerning compliance risk and promotes these measures through central management. It also assigns compliance officers specializing in specific areas to implement compliance measures for each of our business areas. Every division, department or branch also has a compliance manager to act as the point of contact for compliance-related matters.

Compliance Activities

We produce a compliance program annually that outlines our compliance-related plans, including compliance promotion activities such as training programs. Programs include those concerning new laws and regulations such as the Personal Information Protection Law, as well as those on important compliance issues such as the prevention of money laundering and insider trading. Compliance materials are built directly into the training curricula for each business line.

Legal Division

The Legal Division is in charge of legal affairs, including compliance with corporate and transactional law, legal documentation and litigation supervision. The Legal Division, by providing legal analysis and advice, also supports our compliance systems.

Internal Audit

Our Internal Audit Division examines and evaluates our risk management measures and internal controls from an independent standpoint, thereby enhancing our corporate governance. The Internal Audit Division reports directly to the Chief Executive Officer and the Audit Committee of the board of directors and is independent from the operating units. This division examines and evaluates operating units' risk management, internal controls, credit quality and processes, information technology systems and processes.

Our Internal Audit Division practices a risk audit approach, in which we first assess the degree of inherent risk and adequacy of risk management and internal controls within each particular operating unit. Based on our risk assessment, we audit operating units with larger risks, new businesses, or significant changes to their organizational structure or computer systems. As part of the internal audit process, we also require operating units to perform control self-assessments and hold workshop discussions directed at addressing issues other than those relating directly to internal controls.

To strengthen our internal audit capabilities, we have continued to enhance the necessary infrastructure and developed a new audit methodology. To enhance staff expertise, we also encourage employees to obtain professional certifications such as Certified Internal Auditor and Certified Information Systems Auditor. In addition, we work with external auditors to further enhance our audit standards and capabilities.

Consolidated Balance Sheets

Shinsei Bank, Limited, and Consolidated Subsidiaries
As of March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2007	2006	2007
ASSETS			
Cash and due from banks (Notes 3 and 22)	¥ 448,554	¥ 488,601	$ 3,808,414
Call loans	43,100	50,000	365,937
Collateral related to securities borrowing transactions	11,050	33,107	93,819
Other monetary claims purchased (Note 4)	366,505	273,937	3,111,782
Trading assets (Notes 5 and 35)	303,389	193,581	2,575,900
Monetary assets held in trust (Note 6)	502,332	456,167	4,265,011
Securities (Notes 7 and 22)	1,854,682	1,494,489	15,747,007
Loans and bills discounted (Notes 8, 22 and 33)	5,146,306	4,087,561	43,694,234
Foreign exchanges (Note 17)	15,047	12,140	127,759
Other assets (Notes 9, 22 and 35)	870,375	851,342	7,389,838
Premises and equipment (Notes 10 and 30)	382,460	400,859	3,247,241
Intangible assets (Note 11)	244,155	364,411	2,072,979
Deferred issuance expenses for debentures	103	177	879
Deferred tax assets (Note 32)	42,474	30,022	360,627
Customers' liabilities for acceptances and guarantees (Notes 21 and 22)	754,420	813,480	6,405,335
Reserve for credit losses (Note 12)	(147,275)	(144,868)	(1,250,428)
Total assets	¥10,837,683	¥9,405,013	$92,016,334
LIABILITIES AND EQUITY			
Liabilities:			
Deposits, including negotiable certificates of deposit (Notes 13 and 22)	¥ 5,420,930	¥4,071,758	$46,025,899
Debentures (Note 14)	703,298	1,018,909	5,971,287
Call money	692,792	30,000	5,882,093
Collateral related to securities lending transactions (Note 22)	8,333	—	70,753
Commercial paper	171,300	133,200	1,454,407
Trading liabilities (Notes 15 and 35)	99,255	149,990	842,717
Borrowed money (Notes 16 and 22)	1,122,688	1,205,765	9,532,082
Foreign exchanges (Note 17)	118	39	1,009
Corporate bonds (Note 18)	400,485	298,002	3,400,280
Other liabilities (Notes 19, 22 and 35)	498,358	535,753	4,231,266
Accrued employees' bonuses	13,134	13,886	111,521
Accrued directors' bonuses	359	13	3,053
Reserve for retirement benefits (Note 20)	3,521	3,309	29,898
Reserve for losses on interest repayments	10,353	—	87,906
Reserve under special law	3	2	30
Deferred tax liabilities (Note 32)	5,075	13,718	43,095
Acceptances and guarantees (Notes 21 and 22)	754,420	813,480	6,405,335
Total liabilities	9,904,430	8,287,832	84,092,631
Minority interests in subsidiaries (Note 23)		261,845	
Equity:			
Capital stock (Notes 24 and 25):			
Common stock	291,853	180,853	2,477,957
Preferred stock	159,443	270,443	1,353,738
Capital surplus	18,558	18,558	157,568
Stock acquisition rights (Note 25)	517		4,393
Retained earnings	245,499	379,502	2,084,391
Unrealized gain on available-for-sale securities	5,091	2,208	43,230
Deferred loss on derivatives under hedge accounting	(7,744)		(65,753)
Foreign currency translation adjustments	2,952	3,781	25,069
Treasury stock, at cost (Notes 24 and 37)	(72,560)	(12)	(616,070)
Total	643,611	855,335	5,464,523
Minority interests in subsidiaries (Note 23)	289,642		2,459,180
Total equity	933,253	855,335	7,923,703
Total liabilities and equity	¥10,837,683	¥9,405,013	$92,016,334

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Operations

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2007	2006	2007
Interest income:			
Interest on loans and bills	¥127,026	¥104,460	$1,078,508
Interest and dividends on securities	32,309	16,879	274,323
Interest on deposits with banks	4,284	2,369	36,377
Other interest income	9,198	1,319	78,096
Total interest income	172,818	125,029	1,467,304
Interest expenses:			
Interest on deposits, including negotiable certificates of deposit	34,341	16,934	291,574
Interest and discounts on debentures	3,006	4,709	25,524
Interest on other borrowings	16,964	14,694	144,035
Interest on corporate bonds	10,409	3,149	88,381
Other interest expenses	12,600	3,240	106,982
Total interest expenses	77,322	42,729	656,496
Net interest income	95,496	82,299	810,808
Fees and commissions income	70,858	68,263	601,619
Fees and commissions expenses	24,409	22,767	207,243
Net fees and commissions	46,449	45,496	394,376
Net trading income (Note 26)	17,809	27,513	151,207
Other business income, net:			
Income on leased assets and installment receivables, net	51,123	46,040	434,057
Income on monetary assets held in trust, net	14,725	23,505	125,022
Net gain on foreign exchanges	10,423	10,648	88,501
Net gain on securities	15,144	6,183	128,581
Net gain on other monetary claims purchased	19,978	17,176	169,623
Other, net (Note 27)	(14,772)	14,540	(125,421)
Net other business income	96,622	118,094	820,363
Total revenue	256,378	273,404	2,176,754
General and administrative expenses:			
Personnel expenses	62,701	59,767	532,364
Premises expenses	17,359	18,055	147,390
Technology and data processing expenses	20,116	19,139	170,795
Advertising expenses	10,971	8,404	93,150
Consumption and property taxes	7,386	7,518	62,717
Deposit insurance premium	2,835	2,307	24,074
Other general and administrative expenses	28,862	21,404	245,054
General and administrative expenses	150,233	136,596	1,275,544
Amortization of goodwill and other intangibles	20,800	29,445	176,606
Total general and administrative expenses	171,034	166,041	1,452,150
Net business profit	85,343	107,362	724,604
Net credit costs (Note 28)	51,934	30,190	440,947
Other losses, net (Note 29)	(99,117)	(3,460)	(841,550)
(Loss) income before income taxes and minority interests	(65,708)	73,711	(557,893)
Income tax (benefit) (Note 32):			
Current	3,249	3,733	27,588
Deferred	(24,615)	(11,414)	(208,999)
Minority interests in net income of subsidiaries	16,643	5,293	141,309
Net (loss) income	¥ (60,984)	¥ 76,099	$ (517,791)
	Yen		U.S. dollars (Note 1)
Basic net (loss) income per common share (Note 36)	¥ (45.92)	¥ 53.16	$(0.39)
Diluted net income per common share (Note 36)	—	37.75	—
Cash dividends applicable to the year:			
Common share (Note 37)	2.66	2.96	0.02
Class A preferred share (Note 37)	13.00	13.00	0.11
Class B preferred share (Note 37)	4.84	4.84	0.04

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Changes in Equity

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2007	2006	2007
Common stock:			
Balance at beginning of year	¥180,853	¥180,853	$1,535,522
Conversion from preferred stock	111,000	—	942,435
Balance at end of year	291,853	180,853	2,477,957
Preferred stock:			
Balance at beginning of year	270,443	270,443	2,296,173
Conversion into common stock	(111,000)	—	(942,435)
Balance at end of year	159,443	270,443	1,353,738
Capital surplus:			
Balance at beginning of year	18,558	18,558	157,568
Balance at end of year	18,558	18,558	157,568
Stock acquisition rights:			
Balance at beginning of year			
Net change during the year	517		4,393
Balance at end of year	517		4,393
Retained earnings:			
Balance at beginning of year	379,502	311,039	3,222,128
Dividends paid	(7,443)	(7,635)	(63,198)
Bonuses to directors of consolidated subsidiaries	—	(0)	—
Net (loss) income	(60,984)	76,099	(517,787)
Disposal of treasury stock	(15)	—	(128)
Retirement of treasury stock	(63,963)	—	(543,076)
Other changes by exclusion of affiliates	(1,595)	—	(13,548)
Balance at end of year	245,499	379,502	2,084,391
Unrealized gain on available-for-sale securities:			
Balance at beginning of year	2,208	3,043	18,754
Net change during the year	2,882	(834)	24,476
Balance at end of year	5,091	2,208	43,230
Deferred loss on derivatives under hedge accounting:			
Balance at beginning of year			
Net change during the year	(7,744)		(65,753)
Balance at end of year	(7,744)		(65,753)
Foreign currency translation adjustments:			
Balance at beginning of year	3,781	2,738	32,110
Net change during the year	(829)	1,043	(7,041)
Balance at end of year	2,952	3,781	25,069
Treasury stock, at cost:			
Balance at beginning of year	(12)	(9)	(106)
Purchase of treasury stock	(136,672)	(3)	(1,160,403)
Disposal of treasury stock	160	—	1,363
Retirement of treasury stock	63,963	—	543,076
Balance at end of year	(72,560)	(12)	(616,070)
Minority interests in subsidiaries:			
Balance at beginning of year			
Net change during the year	289,642		2,459,180
Balance at end of year	289,642		2,459,180
Total equity	¥933,253	¥855,335	$7,923,703

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Cash Flows

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2007	2006	2007
Cash flows from operating activities:			
(Loss) Income before income taxes and minority interests	¥ (65,708)	¥ 73,711	$ (557,889)
Adjustments for:			
Income tax paid	(5,684)	(2,056)	(48,267)
Depreciation	143,567	142,302	1,218,947
Amortization of goodwill and other intangible assets	20,800	29,445	176,606
Impairment losses on goodwill, other intangible assets and other	95,691	—	812,458
Net change in reserve for credit losses	2,406	(4,940)	20,434
Net change in other reserves	9,801	2,676	83,222
Interest income	(172,818)	(125,029)	(1,467,303)
Interest expenses	77,322	42,729	656,496
Investment gains	(28,583)	(12,436)	(242,688)
Net exchange loss (gain)	3,811	(779)	32,359
Net change in trading assets	(109,808)	(25,079)	(932,318)
Net change in trading liabilities	(50,735)	80,889	(430,766)
Net change in loans and bills discounted	(1,058,658)	(698,761)	(8,988,436)
Net change in deposits, including negotiable certificates of deposit	1,349,171	618,944	11,455,015
Net change in debentures	(315,610)	(223,723)	(2,679,664)
Net change in borrowed money (other than subordinated debt)	(47,062)	76,499	(399,579)
Net change in corporate bonds (other than subordinated corporate bonds)	7,141	18,001	60,637
Net change in interest-bearing deposits with banks	(28,630)	(28,707)	(243,085)
Net change in call loans, collateral related to securities borrowing transactions and other monetary claims purchased	(59,502)	38,815	(505,199)
Net change in call money, collateral related to securities lending transactions and commercial paper	709,226	(54,395)	6,021,618
Net change in foreign exchange assets	(2,907)	(3,589)	(24,682)
Net change in foreign exchange liabilities	79	18	673
Interest received	166,959	142,198	1,417,550
Interest paid	(78,506)	(41,464)	(666,555)
Net change in securities for trading purposes	46,072	(114,114)	391,172
Net change in monetary assets held in trust for trading purposes	(61,663)	(59,176)	(523,546)
Net change in leased assets	(121,645)	(125,396)	(1,032,822)
Other, net	(7,677)	(27,581)	(65,182)
Total adjustments	482,555	(354,709)	4,097,095
Net cash provided by (used in) operating activities	416,847	(280,998)	3,539,206
Cash flows from investing activities:			
Purchase of investments	(2,555,729)	(3,419,309)	(21,699,181)
Proceeds from sales of investments	260,930	708,726	2,215,406
Proceeds from maturity of investments	1,911,506	2,825,196	16,229,462
Purchase of premises and equipment (other than leased assets)	(3,734)	(6,488)	(31,711)
Proceeds from sales of premises and equipment (other than leased assets)	6,616	2,136	56,179
Payment for acquisition of new subsidiaries	—	(10,239)	—
Proceeds from sales of subsidiary's stocks	3,077	32,616	26,133
Other, net	(17,832)	3,103	(151,407)
Net cash (used in) provided by investing activities	(395,165)	135,741	(3,355,119)
Cash flows from financing activities:			
Proceeds from subordinated debt	62,000	46,000	526,405
Repayment of subordinated debt	(98,000)	(77,000)	(832,060)
Proceeds from issuance of subordinated corporate bonds	92,161	199,870	782,492
Payment for redemption of subordinated corporate bonds	(10,945)	(11,166)	(92,932)
Proceeds from minority shareholders of subsidiaries	20,253	174,958	171,959
Payment for capital returned to minority shareholders of subsidiaries	(1,227)	—	(10,423)
Dividends paid	(7,443)	(7,635)	(63,198)
Dividends paid to minority shareholders of subsidiaries	(11,175)	(1,310)	(94,886)
Purchase of treasury stock	(136,672)	(1)	(1,160,403)
Proceeds from sales of treasury stock	145	—	1,235
Net cash (used in) provided by financing activities	(90,903)	323,713	(771,811)
Foreign currency translation adjustments on cash and cash equivalents	1	31	12
Net change in cash and cash equivalents	(69,220)	178,487	(587,712)
Cash and cash equivalents at beginning of year	340,713	162,226	2,892,800
Cash and cash equivalents at end of year (Note 3)	¥ 271,493	¥ 340,713	$ 2,305,088

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.
Note: Investments consist of securities and monetary assets held in trust for other than trading purposes.

Notes to Consolidated Financial Statements

Shinsei Bank, Limited, and Consolidated Subsidiaries
For the fiscal years ended March 31, 2007 and 2006

1. Basis of Presentation

The accompanying consolidated financial statements of Shinsei Bank, Limited (the "Bank") and its consolidated subsidiaries (collectively, the "Group"), stated in Japanese yen, are prepared on the basis of generally accepted accounting principles in Japan ("Japanese GAAP") and in conformity with the Banking Law of Japan (the "Banking Law"), and compiled from the consolidated financial statements prepared under the provisions set forth in the Accounting Standards for Consolidated Financial Statements (the Business Accounting Council, June 24, 1975) and the standards of the Securities and Exchange Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

On December 27, 2005, the Accounting Standard Board of Japan (the "ASBJ") published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The statement of shareholders' equity, which was previously voluntarily prepared in line with international accounting practices, is now required under Japanese GAAP and has been renamed "the consolidated statement of changes in equity" in the current fiscal year.

Certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the accompanying notes include information that is not required under Japanese GAAP, but is presented herein for the convenience of readers.

The preparation of consolidated financial statements in conformity with Japanese GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As permitted by the Securities and Exchange Law of Japan, yen amounts, except for per share amounts, are presented in millions of yen and are rounded down to the nearest million. As a result, the totals do not necessarily agree with the sum of the individual amounts.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥117.78 to U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2007. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

The Bank was placed under temporary nationalization by the Prime Minister of Japan on October 23, 1998, under Section 1 of Article 36 of the Financial Revitalization Law of Japan, and continued its operations in accordance with Articles 47 and 48 of the same law. The Bank's temporary nationalization status was terminated on March 1, 2000, when all common shares of the Bank held by the Deposit Insurance Corporation of Japan (the "DIC") were transferred to New LTCB Partners C.V. in accordance with the Share Purchase Agreement, dated February 9, 2000 (the "Share Purchase Agreement").

In the fiscal year ended March 31, 2004, the Bank completed an initial public offering (IPO) of its shares and became listed on the First Section of the Tokyo Stock Exchange on February 19, 2004. The Bank's controlling shareholder, New LTCB Partners C.V., offered the shares sold in the IPO. Following the IPO, the Bank also completed a secondary share offering on February 17, 2005. Prior to the secondary share offering, the Bank's controlling shareholder, New LTCB Partners C.V., distributed most of its shareholdings to its investors. The investors, in turn, sold an aggregate of 36.9% of the Bank's outstanding common shares in the secondary offering.

2. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The Group applies its consolidation scope using the control and influence concept. Under the control and influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over operations are fully consolidated and those companies in which the Bank, directly or indirectly, is able to exercise significant influence over operations are accounted for by the equity method.

On September 8, 2006, the ASBJ issued ASBJ Practice Issues Task Force ("PITF") No. 20, "Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations," which is effective from September 30, 2006. The practical solution clarifies how the control and influence concept should be practically applied to the consolidation scope of collective investment vehicles, such as limited partnerships, *Tokumei Kumiai* system (silent partnerships) and other

entities with similar characteristics, in order to eliminate intentional exclusions of such vehicles from consolidation. Based on the practical solution, the Bank reconsidered its consolidation scope. The effect of adopting this new practical solution was immaterial.

The number of subsidiaries and affiliates as of March 31, 2007 and 2006 was as follows:

	2007	2006
Consolidated subsidiaries	**95**	82
Unconsolidated subsidiaries	**90**	79
Affiliates accounted for by the equity method	**27**	13

Unconsolidated subsidiaries are mainly operating companies that undertake leasing business based on the *Tokumei Kumiai* system (silent partnerships). *Tokumei Kumiai*'s assets, liabilities, profit and loss virtually belong to each silent partner, and the Group does not have any material transactions with these subsidiaries. Therefore, these subsidiaries are excluded from consolidation in order to avoid any material misunderstanding by the Bank's stakeholders.

Other unconsolidated subsidiaries are excluded from consolidation because they are not material to the financial condition or results of operations of the Group.

Major consolidated subsidiaries as of March 31, 2007 were as listed below:

Name	Location	Percentage ownership
APLUS Co., Ltd.	Japan	68.9%
Showa Leasing Co., Ltd.	Japan	96.3%
Shinsei Trust & Banking Co., Ltd.	Japan	100.0%
Shinsei Securities Co., Ltd.	Japan	100.0%

All significant inter-company transactions, related account balances and unrealized gains and losses have been eliminated in consolidation. As of March 31, 2007, the fiscal year ending dates are March 31 for 61 subsidiaries and December 31 for 34 subsidiaries. Those consolidated subsidiaries whose fiscal years end at dates other than March 31 are consolidated using their fiscal year-end financial statements with appropriate adjustments made for significant transactions during the period from the ending dates of their fiscal years to the date of the Group's consolidated financial statements, except that 6 subsidiaries whose fiscal years end at December 31 are consolidated using their March 31 financial statements.

Major affiliates accounted for by the equity method as of March 31, 2007 were as listed below:

Name	Location	Percentage ownership
Shinki Co., Ltd.	Japan	36.4%
Hillcot Holdings Limited	Bermuda	33.7%
Jih Sun Financial Holding Company Limited	Taiwan	32.9%

(b) Goodwill and Other Intangible Assets

The Bank recognized certain identifiable intangible assets in connection with the acquisition of APLUS Co., Ltd. ("APLUS") and Showa Leasing Co., Ltd. ("Showa Leasing"), because they arose from contractual or other legal rights, or were separable. The identified intangible assets with amortization method and period are listed below:

APLUS Co., Ltd.

Identified intangible assets	Amortization method	Amortization period
Trade name and trademarks:	Straight-line	10 years
Customer relationship:	Sum-of-the-years digits	10 years
Merchant relationship:	Sum-of-the-years digits	20 years

Showa Leasing Co., Ltd.

Identified intangible assets	Amortization method	Amortization period
Trade name:	Straight-line	10 years
Customer relationship:	Sum-of-the-years digits	20 years
Maintenance component contracts:	Straight-line	Subject to the remaining contract years
Sublease contracts:	Straight-line	Subject to the remaining contract years

The excess of the purchase price over the fair value of the net assets acquired, including identified intangible assets, was recorded as goodwill and is being amortized on a straight-line basis over 20 years. The amortization period is the maximum period allowed under Japanese GAAP and was determined based upon the Bank's business strategy. However, both APLUS and Showa Leasing had significant tax loss carryforwards and deductible temporary differences for which no deferred tax assets were recognized by the Bank at the time of the acquisition due to uncertainty concerning their ultimate realization. Had the Bank recognized the related deferred tax assets at the time of the acquisition, goodwill would have been reduced. Under Japanese GAAP, any future recognition of such benefits of the tax loss carryforwards or temporary differences (the carryforward period for tax loss carryforwards being generally limited to seven years) would result in accelerated goodwill amortization. The unamortized balances of identified intangible assets and goodwill are subject to impairment testing.

Effective April 1, 2006, the Bank included amortization of goodwill and other intangibles in total general and administrative expenses. Prior to April 1, 2006, amortization of goodwill and other intangibles was reported as an item below net business profit. This change was made due to the change in the Appendix Format of the Enforcement Regulations of the Banking Law in line with the implementation of Japanese new Corporate Law (the "Corporate Law").

(c) Impairment of Goodwill and Other Intangible Assets

The Bank conducts impairment testing for goodwill and other intangible assets semiannually as a result of certain triggering events such as:

- An expectation of an operating loss or negative cash flow in two consecutive years
- Impairment of underlying investment securities is recognized
- A significant adverse change in the environment surrounding the business operations of the subsidiary, such as a change in law which significantly impacts the business in a negative way, the suspension of business due to sanction or adverse changes in the interest rate laws

As the first step of the impairment test, we estimate the non-discounted future cash flow value of the business as a grouping unit. If the value of the non-discounted future cash flows is less than the book value of the net assets, including goodwill and other intangible assets, of the business, it is determined that impairment exists and the next step of the impairment test is performed to measure the amount of impairment loss, if any.

The next step of the impairment test compares the "value in use," which is calculated as the discounted value of future cash flows of the business, and the net asset book value which includes unamortized balances of goodwill and other intangible assets. Impairment loss for the total of goodwill and other intangible assets (A) is recognized as an amount by which the net asset book value exceeds the "value in use." The fair value of other intangible assets (and any other assets) will be determined in the same manner used to apply purchase accounting at the time of the initial acquisition, and the impairment loss of other intangible assets (B) is determined as the difference between the fair value and book value. Finally, the impairment of goodwill is calculated as the residual calculated as (A) less (B) above.

(d) Translation of Foreign Currency Financial Statements and Transactions

(i) The financial statements of consolidated foreign subsidiaries are translated into Japanese yen at exchange rates as of their respective balance sheet dates, except for equity, which used to be called shareholder's equity and is translated at historical exchange rates. Differences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of equity in the accompanying consolidated balance sheets.

(ii) Foreign currency-denominated assets and liabilities and the accounts of overseas branches are translated into Japanese yen at the exchange rates prevailing at the balance sheet date, except for investments in unconsolidated subsidiaries and affiliates which are translated at the relevant historical exchange rates.

(iii) Foreign currency accounts held by consolidated foreign subsidiaries are translated into the currency of the subsidiary at the respective period-end exchange rates.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and non-interest-bearing deposits.

(f) Other Monetary Claims Purchased

The components of other monetary claims purchased are principally loans held for trading purposes. Other monetary claims purchased held for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income, net.

(g) Valuation of Trading Account Activities

Trading account positions entered into to generate gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices, or from price differences among markets, are included in trading assets and trading liabilities on a trade date basis.

Trading securities and monetary claims purchased for trading purposes are stated at market value and derivative financial instruments related to trading positions are stated at fair value based on estimated amounts that would be settled in cash if such positions were terminated at the end of the fiscal year, which reflects liquidation and credit risks.

Trading revenue and trading expenses include interest received and paid during the fiscal year and the gains and losses resulting from the change in the value of securities, monetary claims purchased, and derivatives between the balance sheet dates.

(h) Monetary Assets Held in Trust

The components of trust assets are accounted for based on the standard appropriate for each asset type. Instruments held in trust for trading purposes are recorded at fair value and unrealized gains and losses are recorded in other business income, net. Instruments held in trust classified as available-for-sale are recorded at fair value with the corresponding unrealized gains and losses recorded directly in a separate component of equity.

Instruments held in trust classified as available-for-sale for which fair value is not readily determinable are carried at cost.

(i) Securities

Securities other than investments in unconsolidated subsidiaries and affiliates are classified into three categories, based principally on the Group's intent, as follows:

Trading securities are securities held in anticipation of gains arising from short-term changes in market value and/or held for resale to customers. Trading securities are carried at fair value with corresponding unrealized gains and losses recorded in income.

Securities being held to maturity are debt securities for which the Group has both the positive intent and ability to hold until maturity. Securities being held to maturity are carried at amortized cost determined by the moving average method.

Securities available-for-sale are securities other than trading securities and securities being held to maturity. Securities available-for-sale are carried at fair value with the corresponding unrealized gains and losses recorded directly in a separate component of equity. The cost of sales of these securities is determined by the moving average method. Securities available-for-sale for which fair value is not readily determinable are carried at moving average cost or amortized cost determined by the moving average method.

In addition, investments in unconsolidated subsidiaries that are not accounted for by the equity method are carried at cost determined by the moving average method.

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary.

(j) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation.

Depreciation of the Group's buildings and the Bank's computer equipment (including ATMs) other than personal computers is computed principally using the straight-line method, and depreciation of other equipment is computed principally using the declining-balance method. Principal estimated useful lives of buildings and equipment as of March 31, 2007 were as follows:

Buildings .... 3 years to 50 years
Equipment .... 2 years to 15 years

(k) Software

Capitalized software for internal use is depreciated using the straight-line method based on the Group's estimated useful lives (mainly 5 or 8 years).

(l) Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. An impairment loss would be recognize if the carrying amount of assets exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of assets. The impairment loss would be measured as the amount by which the carrying amount of an asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

(m) Deferred Charges

Deferred discounts on the Bank's corporate bonds issued before March 31, 2006 are amortized using the straight-line method over the terms of the corporate bonds. After April 1, 2006, the amount equivalent to deferred discounts on corporate bonds, which used to be treated as deferred charges, are deducted directly from the par value of the corporate bonds based on the new accounting standard issued in line with the implementation of the Corporate Law.

Deferred issuance expenses for debentures and the Bank's corporate bonds issued before March 31, 2006 are amortized using the straight-line method over the shorter of the terms of the debentures and corporate bonds or the maximum three-year period stipulated in the Japanese Commercial Code (the "Code") and its regulations. Based on the new accounting standard issued in line with the implementation of the Corporate Law, deferred issuance expenses for debentures and the Bank's corporate bonds issued after April 1, 2006 are amortized using the straight-line method over the terms of debentures and the corporate bonds.

Consolidated subsidiaries' deferred issuance expenses for corporate bonds are amortized using the straight-line method over the terms of the corporate bonds.

Formation costs and stock issuance costs of consolidated subsidiaries are charged to income as incurred.

(n) Reserve for Credit Losses

The reserve for loan losses of the Bank and the consolidated domestic trust and banking subsidiary has been established as detailed below based on the Bank's internal rules for establishing the reserve.

For claims to obligors who are legally bankrupt (due to bankruptcy, special liquidation, etc.) or virtually bankrupt, a specific reserve is provided based on the amount of claims, after the charge-off stated below, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to obligors who are possibly bankrupt, a specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

The Bank applies the discounted cash flow method

(the "DCF method") in calculating the loan loss reserve amounts for most of the claims against obligors categorized as possibly bankrupt or substandard under the self-assessment guidelines. Under the DCF method, the loan loss reserve is determined as the difference between (a) relevant estimated cash flows discounted by the original contractual interest rate and (b) the book value of the claim. In cases where it is difficult to reasonably estimate future cash flows, the Bank sets aside as reserves the product of the estimated loss ratios on the claims and either (a) the balance of the claims, in the case of claims against substandard obligors, or (b) the unsecured, unguaranteed portion of the claims, in the case of claims against possibly bankrupt obligors.

For other claims, the Bank provides a general reserve based on historical loan loss experience.

The historical loan loss ratio had previously been calculated by taking the greater result from the following two calculation methods: (1) the average of three consecutive calculation periods defined to be the previous one year as from each fiscal year-end, or (2) the average of three consecutive calculation periods defined to be the previous three years as from each fiscal year-end. However, the recent actual loan loss ratio has rapidly declined, resulting in a less reliable basis for loan loss calculation. Starting from the fiscal year ended March 31, 2007, the calculation methodology has been changed to taking the greater result of the following two methods: (A) the existing methodology mentioned above, or (B) the average of all calculation periods since 1998, the period for which records for loan losses have been maintained. As a result, the reserve for credit losses as of March 31, 2007 and the loss before income taxes and minority interests for the fiscal year ended March 31, 2007 were each ¥23,205 million (U.S.$197,024 thousand) higher than would have been the case using the previous calculation method.

For specific foreign claims, there is a reserve for loans to restructuring countries which has been provided based on losses estimated by considering the political and economic conditions in those countries.

All claims are assessed by business divisions and branches based on the internal rules for the self-assessment of asset quality. The Credit Assessment Division, which is independent from business divisions and branches, conducts audits of these assessments, and additional reserves may be provided based on the audit results.

The reserve for other credit losses primarily consists of reserves on amounts, included in accounts receivable, that the Bank believes the DIC is obligated to reimburse to it in accordance with certain indemnification clauses in the Share Purchase Agreement but which the DIC has not yet accepted, as well as certain litigation claims and a reserve taken on the Bank's contribution to an industry-wide fund set up to purchase and collect loans.

The consolidated subsidiaries other than the domestic trust and banking subsidiary calculate the general reserve for "normal" and "caution, including substandard" categories based on the specific actual historical loss ratio, and the specific reserve for the "possibly bankrupt," "virtually bankrupt" and "legally bankrupt" categories based on estimated losses, considering the recoverable value.

For collateralized or guaranteed claims of the Bank and a certain consolidated subsidiary to obligors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, has been charged off and totaled ¥39,758 million (U.S.$337,566 thousand) and ¥28,106 million as of March 31, 2007 and 2006, respectively.

(o) Accrued Bonuses for Employees and Directors

Accrued bonuses for employees and directors are provided in the amount of the estimated bonuses which are attributable to each fiscal year.

(p) Reserve for Retirement Benefits

The Bank, APLUS and Showa Leasing each have a non-contributory defined benefit pension plan and certain of the Bank's consolidated domestic subsidiaries have unfunded severance indemnity plans, which cover substantially all of the Group's employees. The reserve for retirement benefits is provided for the payment of employees' retirement benefits based on the estimated amounts of the actuarial retirement benefit obligation net of the estimated value of pension assets. Net actuarial gains and losses and prior service costs are amortized using the straight-line method over the average remaining service period mainly from the fiscal year of occurrence.

Effective April 1, 2000, the Bank adopted a new accounting standard for employees' retirement benefits and accounts for the liabilities for retirement benefits based on the projected benefit obligations net of plan assets at the balance sheet date. The transitional unrecognized net retirement benefit obligation for the Bank of ¥9,081 million is being amortized using the straight-line method over 15 years.

(q) Reserve for Losses on Interest Repayments

On October 13, 2006, the Japanese Institute of Certified Public Accountants (the "JICPA") issued "Audit Guidelines on Consumer Finance Companies' Provisions for Possible Losses on Reimbursements of Excess Interest Payments" (the "Audit Guidelines"). These guidelines stipulate that consumer and commercial finance companies must make certain provisions for possible losses on reimbursements of excess interest payments and loan losses related to

consumer finance loans extended at interest rates in excess of the maximum interest rate prescribed in the Interest Rate Restriction Law. In accordance with such guidelines, the amount of such reserve for APLUS and Shinki Co., Ltd. ("Shinki") was calculated using the average period to maturity of the affected loans, an estimate of the percentage of such loan transactions that will be subject to a future reimbursement request based on past experience and an estimate of the average amount to be reimbursed based on past experience. The cumulative effect of the adoption of the audit guidelines, ¥909 million (U.S.$7,718 thousand), was recorded in other losses, net, for the fiscal year ended March 31, 2007.

(r) Reserve under Special Law

The reserve under special law is provided for contingent liabilities from brokering of securities transactions in accordance with Article 51 of the Securities and Exchange Law of Japan.

(s) Presentaion of Equity

On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity. Under this accounting standard, certain items which were previously presented outside of shareholders' equity are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ended on or after May 1, 2006. The consolidated balance sheet as of March 31, 2007 is presented in line with this new accounting standard. Reclassification of prior years is not permitted.

(t) Accounting for Stock Options

On December 27, 2005, the ASBJ issued ASBJ Statement No. 8, "Accounting Standard for Stock Options" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006. This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

The Bank applied this new accounting standard to options granted on and after May 1, 2006. The effect of adoption of this accounting standard for the fiscal year ended March 31, 2007 was to increase loss before income taxes and minority interests by ¥517 million (U.S.$4,393 thousand).

(u) Accounting for Lease Transactions

Under Japanese accounting standards for leases, finance leases where the ownership of the property is deemed to transfer to the lessee are capitalized, while other finance leases can be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the consolidated financial statements. All leases entered into by the Bank and its consolidated domestic subsidiaries as lessee have been accounted for as operating leases.

Lease and rental income is recognized at the due date of each lease payment according to the lease contracts. Leased assets held by consolidated domestic subsidiaries as lessor are depreciated using the straight-line method over the leasing periods.

(v) Installment Sales Finance and Credit Guarantees

Fees from installment sales finance have principally been prorated over the respective number of installments, and the prorated amounts have been recognized as income either when they become due (the "sum-of-the-months digits method"), or by using the credit-balance method depending on the contract terms.

Fees from credit guarantees have been recognized either by the sum-of-the-months digits method, the straight-line method or the credit-balance method depending on the contract terms.

(w) Income Taxes

Deferred income taxes relating to temporary differences between financial reporting and tax bases of assets and liabilities and tax loss carryforwards have been recognized. The asset and liability approach is used to recognize deferred income taxes.

The Bank files its corporate income tax return under the consolidated corporation tax system, which allows companies to base tax payments on the combined profits and losses of the Bank and its wholly owned domestic subsidiaries.

A valuation allowance is recognized for any portion of the deferred tax assets where it is considered more likely than not that it will not be realized.

(x) Appropriation of Retained Earnings

Cash dividends are recorded in the fiscal year that the relevant proposed appropriation of retained earnings is approved by the Board of Directors and noticed at the general meeting of shareholders.

(y) Derivatives and Hedge Accounting

Derivatives are stated at fair value. Derivative transactions that meet the hedge accounting criteria are primarily

accounted for using a deferral method whereby unrealized gains and losses are deferred until the gains and losses on the hedged items are realized. Net deferred gains or losses on derivatives under hedge accounting which were previously presented as assets or liabilities are now presented as a component of equity under the new accounting standard effective for the fiscal year ended March 31, 2007.

(i) Hedge of interest rate risks

Derivative transactions that meet the hedge accounting criteria for mitigating interest rate risks of the Bank's financial assets and liabilities are accounted for using the deferral method. Prior to April 1, 2003, the Bank principally applied a "macro hedge" approach for interest rate derivatives used to manage interest rate risks and its ALM activities based on the transitional treatment prescribed in Industry Audit Committee Report No. 24 issued by the JICPA. Effective April 1, 2003, the Bank adopted portfolio hedging to determine the effectiveness of its hedging instruments in accordance with Report No. 24. Under portfolio hedging, a portfolio of hedged items with common maturities such as deposits or loans is designated and matched with a group of hedging instruments such as interest rate swaps, which offset the effect of fair value fluctuations of the hedged items by identified maturities. The effectiveness of the portfolio hedging is assessed by each group.

Deferred hedge losses and deferred hedge gains previously recorded on the consolidated balance sheets as a result of macro hedge accounting before implementation of portfolio hedging are being amortized as interest expense or income over the remaining lives of the hedging instruments. The unamortized balances of deferred hedge losses attributable to macro hedge accounting, before deduction of tax benefit, as of March 31, 2007 and 2006 were ¥21 million (U.S.$185 thousand) and ¥72 million respectively. The net amounts were included in deferred loss on derivatives under hedge accounting.

The interest rate swaps of certain consolidated subsidiaries which qualify for hedge accounting and meet specific matching criteria are not remeasured at fair value, but the net payments or receipts under the swap agreements are recognized and included in interest expenses or income.

The consolidated domestic leasing subsidiaries partially applied deferral hedge accounting in accordance with Industry Audit Committee Report No. 19 of the JICPA for the fiscal year ended March 31, 2006.

(ii) Hedge of foreign exchange fluctuation risks

Fund swaps and certain currency swap transactions are accounted for using either deferral hedge accounting or fair value hedge accounting in accordance with Industry Audit Committee Report No. 25 of the JICPA.

Fund swap transactions are foreign exchange swaps, and consist of spot foreign exchange contracts bought or sold and forward foreign exchange contracts sold or bought. Such transactions are contracted for the purpose of lending or borrowing in a different currency and converting the corresponding principal equivalents and foreign currency equivalents to pay and receive, whose amounts and due dates are predetermined at the time of the transactions, into forward foreign exchange contracts bought or sold.

Under deferral hedge accounting, hedged items are identified by grouping the foreign currency-denominated financial assets and liabilities by currencies and designating derivative transactions such as currency swap transactions and forward exchange contracts as hedging instruments. Hedge effectiveness is reviewed by comparing the total foreign currency position of the hedged items and hedging instruments by currency.

The Bank also applies deferral hedge accounting and fair value hedge accounting to translation gains or losses from foreign currency assets of net investments in foreign affiliates and securities available-for-sale (other than bonds denominated in foreign currencies) when such foreign currency exposures recorded as assets are hedged with offsetting foreign currency liabilities and the liabilities exceed the acquisition cost of such foreign currency assets.

(iii) Inter-company and intra-company derivative transactions

Gains and losses on inter-company and intra-company derivative hedging transactions between the trading book and the banking book are not eliminated since offsetting transactions with third parties are appropriately entered into in conformity with the non-arbitrary and strict hedging policy in accordance with Industry Audit Committee Reports No. 24 and No. 25. As a result, in the banking book, realized gains and losses on such inter-company and intra-company transactions are reported in current earnings and valuation gains and losses which meet the hedge accounting criteria are deferred. On the other hand, in the trading book, realized gains and losses and valuation gains and losses on such inter-company and intra-company transactions are substantially offset with covering contracts entered into with third parties.

(z) Per Share Information

Basic net (loss) income per common share calculations represent net (loss) income available to common shareholders, divided by the weighted average number of outstanding shares of common stock during the respective fiscal year, retroactively adjusted for stock splits and reverse stock splits.

Diluted net income per common share calculations consider the dilutive effect of common stock equivalents,

which include preferred shares and stock acquisition rights, assuming that all preferred shares were converted into common shares at the beginning of the fiscal year with an applicable adjustment for related dividends on preferred stock, and that stock acquisition rights were fully exercised at the time of issuance for those issued during the fiscal year and at the beginning of the fiscal year for those previously issued and outstanding at the beginning of the fiscal year.

Cash dividends per common share and per Class A and Class B preferred shares presented in the accompanying consolidated statements of operations are dividends applicable to the respective years, including dividends to be paid after the end of the years, which are retroactively adjusted for stock splits and reverse stock splits.

(aa) New Accounting Pronouncements

(i) Lease Accounting

On March 30, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions," which revised the existing accounting standard for lease transactions issued on June 17, 1993.

Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

Under the revised accounting standard, finance lease transactions are not permitted to be accounted for as operating leases by either lessees or lessors. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008, with early adoption permitted for fiscal years beginning on or after April 1, 2007.

(ii)Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements

Under Japanese GAAP, a company currently can use the financial statements of foreign subsidiaries which are prepared in accordance with generally accepted accounting principles in their respective jurisdiction for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ PITF No. 18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements." The new task force prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or the generally accepted accounting principles in the United States tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material;

(1) Amortization of goodwill
(2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss
(3) Capitalization of intangible assets arising from development phases
(4) Fair value measurement of investment properties, and the revaluation model for premises and equipment, and intangible assets
(5) Retrospective application when accounting policies are changed
(6) Accounting for net income attributable to a minority interest

The new task force is effective for fiscal years beginning on or after April 1, 2008, with early adoption permitted.

(ab) Reclassifications

Certain reclassifications have been made to the consolidated financial statements for the fiscal year ended March 31, 2006 to conform to the presentation for the fiscal year ended March 31, 2007.

3. Cash and Cash Equivalents

The reconciliation of cash and cash equivalents at the end of the fiscal year and cash and due from banks in the consolidated balance sheets as of March 31, 2007 and 2006 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Cash and due from banks	¥ 448,554	¥ 488,601	$ 3,808,414
Interest-bearing deposits included in due from banks	(177,061)	(147,887)	(1,503,326)
Cash and cash equivalents at end of year	¥ 271,493	¥ 340,713	$ 2,305,088

4. Other Monetary Claims Purchased

(a) Other monetary claims purchased as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Trading purposes	¥281,034	¥177,314	$2,386,098
Other	85,470	96,623	725,684
Total	¥366,505	¥273,937	$3,111,782

(b) The fair value and the unrealized loss of other monetary claims purchased for trading purposes as of March 31, 2007 and 2006 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	2007		2006		2007	
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Trading purposes	¥281,034	¥7,717	¥177,314	¥5,028	$2,386,098	$65,527

5. Trading Assets

Trading assets as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Trading securities	¥ 12,427	¥ 7,609	$ 105,515
Derivatives for trading securities	8,973	16,000	76,190
Securities held to hedge trading transactions	186,150	34,768	1,580,496
Derivatives for securities held to hedge trading transactions	3,555	1,726	30,191
Trading-related financial derivatives	91,624	133,475	777,928
Other trading assets	657	—	5,580
Total	¥303,389	¥193,581	$2,575,900

6. Monetary Assets Held in Trust

(a) Monetary assets held in trust as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Trading purposes	¥339,097	¥277,434	$2,879,079
Other	163,235	178,732	1,385,932
Total	¥502,332	¥456,167	$4,265,011

(b) The fair value and the unrealized loss of monetary assets held in trust for trading purposes as of March 31, 2007 and 2006 were as follows:

	Millions of yen				Thousands of U.S. dollars	
	2007		2006		2007	
	Fair value	Unrealized loss	Fair value	Unrealized loss	Fair value	Unrealized loss
Trading purposes	**¥339,097**	**¥5,629**	¥277,434	¥5,730	**$2,879,078**	**$47,796**

(c) The acquisition cost, which is the same as the book value, of monetary assets held in trust for other than trading purposes as of March 31, 2007 and 2006 was ¥163,235 million (U.S.$1,385,932 thousand) and ¥178,732 million, respectively.

7. Securities

(a) Securities as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Trading securities	**¥ 116,593**	¥ 162,665	**$ 989,926**
Securities being held to maturity	**407,000**	160,454	**3,455,597**
Securities available-for-sale:			
Marketable securities, at fair value	**1,016,315**	854,925	**8,628,929**
Book value of securities whose fair value is not readily determinable	**251,180**	280,939	**2,132,621**
Investments in unconsolidated subsidiaries, at cost and affiliates using the equity method	**63,593**	35,505	**539,934**
Total	**¥1,854,682**	¥1,494,489	**$15,747,007**

The above balances do not include securities held in relation to securities borrowing transactions with or without cash collateral, securities purchased under resale agreements or securities accepted as collateral based on derivative transactions, where the Group has the right to sell or pledge such securities without restrictions. The balances of those securities as of March 31, 2007 and 2006 were ¥60,379 million (U.S.$512,650 thousand) and ¥59,797 million, respectively, and the amount further pledged as of March 31, 2007 was ¥4,604 million (U.S.$39,091 thousand).

The amount of guarantee obligations for privately-placed bonds (Securities and Exchange Law, Article 2, Item 3), out of bonds included in Securities, stands at ¥90,671 million.

The stocks of BlueBay Asset Management Limited ¥9,524 million and MU Frontier Servicer Co., Ltd., ¥200 million held as "investments in affiliates" are classified as " securities available-for-sale" due to the partial sale of the shares and the decrease of influence by the Bank during the fiscal year ended March 31, 2007.

(b) The amortized cost and the fair value of marketable securities (other than trading securities) as of March 31, 2007 and 2006 were as follows:

	Millions of yen							
	2007				2006			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity:								
Japanese national government bonds	**¥ 364,526**	**¥ 159**	**¥1,347**	**¥ 363,337**	¥160,454	¥ 0	¥2,505	¥157,949
Japanese corporate bonds	**42,474**	**8**	**42**	**42,440**	—	—	—	—
Total	**¥ 407,000**	**¥ 168**	**¥1,390**	**¥ 405,777**	¥160,454	¥ 0	¥2,505	¥157,949
Securities available-for-sale:								
Equity securities	**¥ 21,395**	**¥ 2,372**	**¥1,366**	**¥ 22,402**	¥ 19,087	¥5,678	¥ 114	¥ 24,652
Japanese national government bonds	**389,570**	**23**	**3,709**	**385,883**	322,705	4	4,587	318,123
Japanese local government bonds	**53,262**	**8**	**19**	**53,251**	81,164	0	32	81,132
Japanese corporate bonds	**134,838**	**381**	**53**	**135,166**	275,164	62	140	275,085
Other, mainly foreign debt securities	**409,045**	**11,372**	**806**	**419,611**	153,281	3,390	715	155,931
Total	**¥1,008,112**	**¥14,159**	**¥5,956**	**¥1,016,315**	¥851,404	¥9,136	¥5,590	¥854,925

	Thousands of U.S. dollars			
	2007			
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Securities being held to maturity:				
Japanese national government bonds	$3,094,975	$ 1,354	$11,444	$3,084,885
Japanese corporate bonds	360,622	74	363	360,333
Total	$3,455,597	$ 1,428	$11,807	$3,445,218
Securities available-for-sale:				
Equity securities	$ 181,656	$ 20,146	$11,600	$ 190,202
Japanese national government bonds	3,307,612	198	31,499	3,276,311
Japanese local government bonds	452,217	75	169	452,123
Japanese corporate bonds	1,144,835	3,239	456	1,147,618
Other, mainly foreign debt securities	3,472,963	96,559	6,847	3,562,675
Total	$8,559,283	$120,217	$50,571	$8,628,929

Gross unrealized gains and losses as of March 31, 2006, as presented above, do not include the valuation gains or losses related to certain securities with embedded derivatives, which are carried at ¥25 million (loss), and for which the gains or losses have been recorded in other business income, net.

Individual securities are written down when a decline in fair value below the cost of such securities is deemed to be other than temporary. The amount written down is accounted for as impaired loss. Impaired loss of marketable securities available-for-sale for the fiscal years ended March 31, 2007 and 2006 was ¥517 million (U.S.$4,397 thousand) and ¥10 million, respectively.

(c) Securities available-for-sale sold during the fiscal years ended March 31, 2007 and 2006 were as follows:

	Millions of yen					
	2007			2006		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale sold	¥207,162	¥9,056	¥2,470	¥688,993	¥8,054	¥2,403

	Thousands of U.S. dollars		
	2007		
	Proceeds from sales	Total amount of gains on sales	Total amount of losses on sales
Securities available-for-sale sold	$1,758,892	$76,892	$20,972

(d) The book value of amortized cost of securities available-for-sale whose fair value was not readily determinable as of March 31, 2007 and 2006 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Equity securities	¥ 7,969	¥ 5,969	$ 67,663
Japanese local government bonds	4	4	34
Japanese corporate bonds	156,939	212,439	1,332,482
Foreign securities	69,489	52,879	589,994
Other	16,777	9,646	142,448
Total	¥251,180	¥280,939	$2,132,621

(e) Redemption schedules for securities being held to maturity and available-for-sale as of March 31, 2007 and 2006 were as follows:

	Millions of yen							
	2007				2006			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:								
Japanese national government bonds	¥319,016	¥384,422	¥ —	¥ 46,970	¥146,674	¥282,916	¥ 2,431	¥46,556
Japanese local government bonds	51,554	507	1,193	—	81,122	4	9	—
Japanese corporate bonds	139,770	169,110	25,699	—	319,974	167,512	36	—
Subtotal	510,341	554,039	26,892	46,970	547,772	450,434	2,477	46,556
Other	4,342	128,751	164,895	161,583	7,125	102,566	53,078	22,953
Total	¥514,684	¥682,791	¥191,787	¥208,554	¥554,897	¥553,000	¥55,555	¥69,509

	Thousands of U.S. dollars			
	2007			
	1 year or less	Over 1 year to 5 years	Over 5 years to 10 years	Over 10 years
Bonds:				
Japanese national government bonds	$2,708,583	$3,263,904	$ —	$ 398,799
Japanese local government bonds	437,716	4,305	10,136	—
Japanese corporate bonds	1,186,711	1,435,815	218,196	—
Subtotal	4,333,010	4,704,024	228,332	398,799
Other	36,870	1,093,156	1,400,026	1,371,913
Total	$4,369,880	$5,797,180	$1,628,358	$1,770,712

8. Loans and Bills Discounted

Loans and bills discounted as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Loans on deeds	¥4,423,269	¥3,257,148	$37,555,357
Loans on bills	83,241	124,915	706,757
Bills discounted	2,423	401	20,572
Overdrafts	637,372	705,095	5,411,548
Total	¥5,146,306	¥4,087,561	$43,694,234

(a) Loans and bills discounted include loans to bankrupt obligors totaling ¥1,748 million (U.S.$14,848 thousand) and ¥1,889 million as of March 31, 2007 and 2006, respectively, as well as non-accrual delinquent loans totaling ¥21,849 million (U.S.$185,514 thousand) and ¥36,347 million as of March 31, 2007 and 2006, respectively.

Non-accrual delinquent loans include loans classified as "possibly bankrupt" and "virtually bankrupt" under the Bank's self-assessment guidelines.

In addition to non-accrual delinquent loans as defined, certain other loans classified as "substandard" under the Bank's self-assessment guidelines include loans past due for three months or more.

Loans past due for three months or more consist of loans for which the principal and/or interest is three months or more past due but exclude loans to bankrupt obligors and non-accrual delinquent loans. The balances of loans past due for three months or more as of March 31, 2007 and 2006 were ¥4,792 million (U.S.$40,691 thousand) and ¥3,125 million, respectively.

Restructured loans are loans where the Group relaxes lending conditions, such as by reducing the original interest rate, or by forbearing interest payments or principal repayments to support the borrower's reorganization, but exclude loans to bankrupt obligors, non-accrual delinquent loans or loans past due for three months or more. The outstanding balances of restructured loans as of

March 31, 2007 and 2006 were ¥36,422 million (U.S.$309,238 thousand) and ¥42,832 million, respectively.

(b) The total outstanding amounts deducted from the loan account for loan participations as of March 31, 2007 and 2006 were ¥83,124 million (U.S.$705,757 thousand) and ¥124,475 million, respectively. This "off-balance sheet" treatment is in accordance with a guideline issued by the JICPA. The balance of loans in which the Bank participated was ¥93,818 million (U.S.$796,557 thousand).

(c) The amount of loans sold through senior certificates under a collateralized loan obligation (CLO) securitization totaled ¥129,695 million (U.S.$1,101,166 thousand) and ¥252,812 million as of March 31, 2007 and 2006, respectively, with the subordinated certificates retained by the Bank totaling ¥43,862 million (U.S.$372,407 thousand) and ¥97,622 million as of March 31, 2007 and 2006, respectively, recorded as loans.

A reserve for credit losses was established based on the aggregate amount of the senior and subordinated certificate portions described above, taking into consideration all credit risks to be absorbed by the subordinated certificates.

(d) Bills discounted, such as bank acceptances bought, commercial bills discounted, documentary bills and foreign exchange contracts bought, are accounted for as financing transactions in accordance with the Industry Audit Committee Report No. 24 of the JICPA, although the Bank has the right to sell or pledge them without restrictions. The face values of such bills discounted held as of March 31, 2007 and 2006 were ¥179 million (U.S.$1,521 thousand) and ¥401 million, respectively.

9. Other Assets

Other assets as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Accrued income	**¥ 40,705**	¥ 33,565	**$ 345,610**
Prepaid expenses	**6,102**	5,519	**51,816**
Fair value of derivatives	**124,760**	49,055	**1,059,269**
Deferred losses on derivatives for hedging purposes	—	11,510	—
Financial stabilization fund contribution	**70,239**	70,239	**596,358**
Accounts receivable	**74,357**	75,828	**631,327**
Installment receivables	**440,864**	472,901	**3,743,123**
Securities deposits	**15,320**	14,542	**130,078**
Suspense payment	**46,643**	34,928	**396,021**
Other	**51,379**	83,250	**436,236**
Total	**¥870,375**	¥851,342	**$7,389,838**

Installment receivables in other assets as of March 31, 2007 and 2006 include credits to bankrupt obligors totaling ¥279 million (U.S.$2,370 thousand) and ¥1,301 million, non-accrual delinquent credits totaling ¥3,192 million (U.S.$27,110 thousand) and ¥3,631 million, credits past due for three months or more of ¥1,733 million (U.S.$14,717 thousand) and ¥1,337 million, and restructured credits of ¥10,271 million (U.S.$87,207 thousand) and ¥16,265 million, respectively.

10. Premises and Equipment

Premises and equipment as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Buildings	¥ 50,409	¥ 50,512	$ 427,994
Land	41,756	43,927	354,528
Tangible leased assets	503,965	425,336	4,278,871
Other	17,425	15,930	147,953
Subtotal	613,556	535,707	5,209,346
Accumulated depreciation	(231,096)	(134,847)	(1,962,105)
Net book value	¥ 382,460	¥ 400,859	$ 3,247,241

11. Intangible Assets

Intangible assets as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Software	¥ 24,221	¥ 25,722	$ 205,652
Goodwill, net	158,066	226,692	1,342,048
Intangible assets acquired through acquisitions	19,826	68,181	168,339
Intangible leased assets	41,912	43,694	355,855
Other	127	120	1,085
Total	¥244,155	¥364,411	$2,072,979

12. Reserve for Credit Losses

Reserve for credit losses as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Reserve for loan losses:			
General reserve	¥101,268	¥ 89,043	$ 859,812
Specific reserve	13,565	22,574	115,175
Reserve for loans to restructuring countries	9	5	78
Subtotal	114,843	111,623	975,065
Specific reserve for other credit losses	32,432	33,245	275,363
Total	¥147,275	¥144,868	$1,250,428

13. Deposits, Including Negotiable Certificates of Deposit

Deposits, including negotiable certificates of deposit, as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Current	¥ **25,508**	¥ 47,771	$ **216,580**
Ordinary	**1,534,788**	1,197,965	**13,030,974**
Notice	**37,660**	23,128	**319,756**
Time	**2,931,633**	2,336,231	**24,890,759**
Negotiable certificates of deposit	**480,199**	157,373	**4,077,089**
Other	**411,139**	309,288	**3,490,741**
Total	**¥5,420,930**	¥4,071,758	**$46,025,899**

14. Debentures

Debentures as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Coupon debentures	**¥703,298**	¥1,018,909	**$5,971,287**

Annual maturities of debentures as of March 31, 2007 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥129,464	$1,099,203
2009	157,792	1,339,725
2010	133,597	1,134,293
2011	145,520	1,235,531
2012 and thereafter	136,923	1,162,535
Total	¥703,298	$5,971,287

15. Trading Liabilities

Trading liabilities as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Derivatives for trading securities	**¥16,224**	¥ 23,682	**$137,752**
Derivatives for securities held to hedge trading transactions	**884**	494	**7,508**
Trading-related financial derivatives	**82,004**	124,525	**696,250**
Other	**142**	1,287	**1,207**
Total	**¥99,255**	¥149,990	**$842,717**

16. Borrowed Money

Borrowed money as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Subordinated debt	**¥ 108,000**	¥ 144,000	**$ 916,964**
Borrowings from other financial institutions	**1,014,688**	1,061,765	**8,615,118**
Total	**¥1,122,688**	¥1,205,765	**$9,532,082**

The weighted average interest rate applicable to the balance of total borrowed money as of March 31, 2007 was 1.27%.
Annual maturities of borrowed money as of March 31, 2007 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥ 470,472	$3,994,501
2009	186,467	1,583,185
2010	109,378	928,664
2011	99,295	843,063
2012 and thereafter	257,074	2,182,669
Total	¥1,122,688	$9,532,082

17. Foreign Exchanges

The assets and liabilities related to foreign currency trade financing activities of the Bank as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Foreign exchange assets:			
Foreign bills bought	**¥ 169**	¥ —	**$ 1,436**
Foreign bills receivable	**619**	1,280	**5,255**
Due from foreign banks	**14,259**	10,860	**121,068**
Total	**¥15,047**	¥12,140	**$127,759**
Foreign exchange liabilities:			
Foreign bills payable	**¥ 116**	¥ 37	**$ 989**
Due to foreign banks	**2**	1	**20**
Total	**¥ 118**	¥ 39	**$ 1,009**

18. Corporate Bonds

Corporate bonds as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Corporate bonds	**¥ 43,319**	¥ 35,708	**$ 367,796**
Subordinated bonds	**357,166**	262,293	**3,032,484**
Total	**¥400,485**	¥298,002	**$3,400,280**

In February 2006, the Bank issued €1.0 billion of step-up callable subordinated notes. The issue price was 99.486% of the principal amount. The notes will bear interests at the fixed rate per annum of 3.75% through February 23, 2011, and at the floating rate per annum equal to three-month EURIBOR plus 1.95% thereafter. The notes are redeemable at the Bank's option in whole but not in part on any interest payment date on or after February 23, 2011, subject to the prior approval of the Financial Services Agency of Japan.

On December 6, 2006, the Bank issued £400 million of step-up callable perpetual subordinated notes. The issue price was 99.669% of the principal amount. The notes will bear interests at the fixed rate per annum of 5.625% through

December 6, 2013, and at the floating rate per annum equal to the London inter-bank offered rate for six-month deposits in British pounds plus 2.12% thereafter. The notes are redeemable at the Bank's option in whole but not in part on any interest payment date on or after December 6, 2013, subject to the prior approval of the Financial Services Agency of Japan.

Annual maturities of corporate bonds as of March 31, 2007 were as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥ 1,968	$ 16,716
2009	6,380	54,174
2010	9,996	84,875
2011	8,808	74,785
2012 and thereafter	373,330	3,169,730
Total	¥400,485	$3,400,280

19. Other Liabilities

Other liabilities as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Accrued expenses	**¥ 47,699**	¥ 47,436	**$ 404,992**
Unearned income	**1,894**	2,031	**16,087**
Income taxes payable	**1,796**	4,238	**15,256**
Fair value of derivatives	**91,717**	51,991	**778,719**
Matured debentures, including interest	**32,795**	36,174	**278,446**
Trust account	**15,182**	40,448	**128,909**
Accounts payable	**81,537**	99,434	**692,288**
Deferred gains on installment receivables	**43,486**	48,713	**369,220**
Deposits payable	**113,157**	106,011	**960,755**
Other	**69,089**	99,272	**586,594**
Total	**¥498,358**	¥535,753	**$4,231,266**

20. Reserve for Retirement Benefits

The following table presents the funded status of the plans as of March 31, 2007 and 2006:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Projected benefit obligation	**¥(68,303)**	¥(69,904)	**$(579,923)**
Fair value of plan assets	**69,467**	71,339	**589,809**
Funded status (projected benefit obligation in excess of plan assets)	**1,164**	1,435	**9,886**
Unrecognized prior service cost	**(4,295)**	(4,867)	**(36,466)**
Unrecognized net actuarial losses	**2,418**	1,251	**20,532**
Unrecognized obligation at transition	**4,852**	5,470	**41,199**
Net amount accrued on the balance sheets	**4,140**	3,289	**35,151**
Prepaid pension cost	**7,661**	6,599	**65,049**
Reserve for retirement benefits	**¥ (3,521)**	¥ (3,309)	**$ (29,898)**

The following table provides the components of net periodic retirement benefit cost for the fiscal years ended March 31, 2007 and 2006:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Service cost	¥ 3,295	¥ 3,149	$ 27,981
Interest cost	1,471	1,347	12,494
Expected return on plan assets	(1,597)	(1,265)	(13,563)
Amortization of prior service cost	(438)	(382)	(3,719)
Amortization of net actuarial losses	594	521	5,050
Amortization of unrecognized obligation at transition	610	610	5,186
Other (extraordinary severance benefit expensed, etc.)	6,057	364	51,432
Net periodic retirement benefit cost	¥ 9,994	¥ 4,344	$ 84,861

Assumptions used in calculation of the above information were as follows:

	2007	2006
Discount rate	1.50–2.20%	1.50–2.20%
Expected rate of return on plan assets	1.50–3.50%	1.50–3.50%
Method of attributing the projected benefits to periods of service	Straight-line basis	Straight-line basis
Period of amortization of prior service cost	5.00–14.74 years	5.00–14.74 years
Period of amortization of net actuarial losses	5.00–14.74 years	5.00–14.74 years
Period of amortization of unrecognized obligation at transition	15 years	15 years

The table includes benefit obligations of consolidated subsidiaries that calculate their obligations based on the full amount due to eligible employees as of the fiscal year-end.

21. Acceptances and Guarantees

Acceptances and guarantees as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Guarantees	¥754,420	¥813,480	$6,405,335
Letters of credit	—	0	—
Total	¥754,420	¥813,480	$6,405,335

22. Assets Pledged as Collateral

Assets pledged as collateral and debts collateralized as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Assets:			
Cash and due from banks	¥ 70	¥ 70	$ 594
Securities	240,740	284,378	2,043,981
Loans and bills discounted	2,576	—	21,877
Debts:			
Deposits, including negotiable certificates of deposit	¥ 568	¥ 2,500	$ 4,828
Collateral related to securities lending transactions	8,333	—	70,753
Borrowed money	20,218	602	171,664
Other liabilities	—	910	—
Acceptances and guarantees	902	—	7,663

A total of ¥30,862 million (U.S.$262,032 thousand) and ¥455 million of unearned lease claims were pledged as collateral for the above-mentioned borrowed money as of March 31, 2007 and 2006, respectively.

In addition, ¥141,344 million (U.S.$1,200,070 thousand) and ¥173,124 million of securities were pledged as collateral for transactions, including exchange settlements, swap transactions and replacement of margin for future trading as of March 31, 2007 and 2006, respectively.

Also, ¥13,432 million (U.S.$114,045 thousand) and ¥15,322 million of margin deposits for futures transactions outstanding were included in other assets as of March 31, 2007 and 2006, respectively.

23. Preferred Securities Issued by Subsidiaries Outside Japan

In February 2006, Shinsei Finance (Cayman) Limited, the Bank's wholly owned subsidiary, issued U.S.$775 million of step-up non-cumulative perpetual preferred securities. Dividends on the securities are payable on a non-cumulative basis annually in arrears at a rate of 6.418% until July 2016. After July 2016, dividends on the securities will be calculated at a floating rate of LIBOR plus 2.22%. On July 20, 2016 or any dividend payment date thereafter, Shinsei Finance (Cayman) Limited may redeem the securities at a price equal to the liquidation preference together with any dividends otherwise payable.

In March 2006, Shinsei Finance II (Cayman) Limited, the Bank's wholly owned subsidiary, issued U.S.$700 million of non-cumulative perpetual preferred securities. Dividends on the securities are payable on a non-cumulative basis annually in arrears at a rate of 7.160% until July 2016. After July 2016, dividends on the securities will be calculated at a floating rate of LIBOR plus 1.87%. On July 25, 2016 and on each dividend payment date falling at ten year intervals thereafter, Shinsei Finance II (Cayman) Limited may redeem the securities at a price equal to the liquidation preference together with any dividends otherwise payable.

These preferred securities are accounted for as minority interests in the consolidated financial statements of the Bank.

24. Equity

The authorized number of shares of capital stock (common stock and preferred stock) as of March 31, 2007 was as follows:

(a) 2,500,000 thousand common shares.

(b) 674,528 thousand preferred shares, non-voting and ranking prior to common shares with respect to payment of dividends and distribution on liquidation or winding-up of the Bank. The dividend rate and redemption and conversion rights, if any, are to be determined by the Board of Directors of the Bank prior to issuance.

The following table shows changes in the number of shares of common stock, preferred stock and treasury stock for the fiscal years ended March 31, 2006 and 2007:

	(Thousands)				
	Issued number of shares			Treasury stock	
	Common stock	Preferred stock Class A	Preferred stock Class B	Common stock	Preferred stock Class B
Fiscal year ended March 31, 2006:					
Beginning of year	1,358,537	74,528	600,000	14	—
Increase	—	—	—	3	—
Decrease	—	—	—	—	—
End of year	1,358,537	74,528	600,000	17	—
Fiscal year ended March 31, 2007:					
Beginning of year	**1,358,537**	**74,528**	**600,000**	**17**	**—**
Increase	**200,033**	**—**	**—**	**181,624**	**300,000**
Decrease	**(85,000)**	**—**	**(300,000)**	**(85,216)**	**(300,000)**
End of year	**1,473,570**	**74,528**	**300,000**	**96,425**	**—**

On July 31, 2006, the DIC accepted the Bank's proposal for the Resolution and Collection Corporation (the "RCC") to dispose of its holdings of the Bank's common shares through a market transaction, following the conversion of 300,000 thousand out of the 600,000 thousand Class B preferred shares issued by the Bank into 200,033,338 of the Bank's common shares. The conversion price of the preferred shares was ¥599.90. In order to respond to a subsequent sale by the RCC, the Bank's Board of Directors approved the purchase of up to 201,000 thousand common shares for a maximum amount of ¥154 billion as treasury stock. Effective August 1, 2006, the conversion price of the remaining 300,000 thousand Class B preferred shares was revised from ¥599.90 to ¥735.

On August 16, 2006, the Bank proposed and obtained approval from the DIC for the RCC's sale of the Bank's common shares through a market transaction. In order to purchase the common shares in response to such a sale by the RCC, the Bank determined to place a purchase order at the closing price of ¥753 on the Tokyo Stock Exchange as of August 16, 2006 through ToSTNeT-2, the system of the Tokyo Stock Exchange for transactions at closing price, to be effected at 8:45 a.m. on August 17, 2006.

On August 17, 2006, following the RCC's sale of its holdings of the Bank's common shares (200,033 thousand shares) through ToSTNeT-2, the Bank placed a purchase order for the 200,033 thousand shares through ToSTNeT-2. Due to additional orders by others, the Bank's order resulted in the purchase of 175,466 thousand shares for the aggregate amount of ¥132,125 million.

The Bank purchased an additional 338 shares, the shares representing any fraction of the one unit of shares (*tangen-kabu*), following the request by the RCC pursuant to Article 192 of the Corporate Law.

On November 16, 2006, the Bank canceled 85,000 thousand common shares.

On and after May 1, 2006, Japanese banks are subject to the Corporate Law and the Banking Law.

The Corporate Law reformed and replaced the Code with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting, if companies meet certain criteria such as; (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation. The Board of Directors of such company may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Board of Directors of companies with board committees (an appointment committee, compensation committee and audit committee) can also do so because such companies with board committees already, by nature, meet the above criteria under the Corporate Law, even though such companies have an audit committee instead of the Board of Corporate Auditors. The Bank is organized as a company with board committees.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law and the Banking Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock.

(b) Increases/decreases and transfer of common stock, reserve and surplus

The Banking Law requires that an amount equal to 20% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 100% of the stated capital.

The Corporate Law also provides that stated capital, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by a specific formula. Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity. The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

Holders of Class A preferred shares issued on March 31, 1998 are entitled to priority over holders of common stock as to the payment of dividends and as to distributions on liquidation of the Bank. Holders of Class A preferred shares are to receive non-cumulative dividends of ¥13 and a distribution of ¥1,300 per preferred share upon liquidation.

Class A preferred shares are convertible up to and including March 31, 2008, at the option of the shareholders, into fully paid shares of common stock of the Bank at a conversion price of ¥360.

Unless previously converted at the option of Class A preferred shareholders, all outstanding Class A preferred shares will be mandatorily converted for fully paid shares of common stock on April 1, 2008, at the number of common shares calculated by dividing ¥1,300 by the average market price per share during a specified period preceding April 1, 2008, with a maximum cap of two common shares per one Class A preferred share.

Holders of Class B preferred shares issued on April 1, 2000 are entitled to priority over holders of common stock and an equal ranking with holders of Class A preferred shares as to the payment of dividends and as to distributions on liquidation of the Bank. Holders of Class B preferred shares are to receive non-cumulative dividends of ¥4.84 and a distribution of ¥400 per preferred share upon liquidation.

Class B preferred shares are convertible on or after August 1, 2005, and up to and including July 31, 2007, at the option of shareholders, into fully paid shares of common stock of the Bank. Effective August 1, 2005, the initial conversion price of Class B preferred shares was determined at ¥599.90 based on the conversion condition. The initial conversion price was adjusted on August 1, 2006, at the average market price per share during a specified period preceding August 1, 2006, ¥735.00.

Unless previously converted at the option of Class B preferred shareholders, all outstanding Class B preferred shares will be mandatorily converted for fully paid shares of common stock on August 1, 2007, at the number of common shares calculated by dividing ¥400 by the average market price per share during a specified period preceding August 1, 2007, as applicable, or "net asset value", as defined, per common share if the shares are not publicly traded. The maximum number of share of common stock to one share of preferred stock at the time of simultaneous conversion to common stock is 2/3 shares, and the minimum is 1/2 share.

25. Stock Acquisition Rights

The Bank issues stock acquisition rights as a stock option plan to directors, statutory executive officers and employees of the Bank and its subsidiaries as well as its senior advisors.

Stock acquisition rights provide eligible individuals (the "Holders") with the right to purchase common stock of the Bank without any consideration at an exchange rate of one thousand common shares to one stock acquisition right. The amount of money to be paid upon exercising stock acquisition rights is the amount calculated by multiplying the payment amount per share (the "exercise price") and the number of common shares that can be purchased through the exercise of one stock acquisition right. Conditions are stipulated in the "Agreement on the Grant of Stock Acquisition Rights" entered into between the Bank and the holders to whom stock acquisition rights were allotted based on the resolution of the annual general meeting of shareholders and the meetings of the Board of Directors which resolves the issuance of stock acquisition rights afterwards.

On December 27, 2005, the ASBJ issued "Accounting Standard for Stock Options" and related guidance, which requires companies to recognize compensation expense for stock acquisition rights based on the fair value at the date of grant and over the vesting periods for stock acquisition rights newly granted on and after May 1, 2006. Stock-based compensation expense was ¥517 million for the fiscal year ended March 31, 2007.

(a) Details of stock options

Details of stock options as of March 31, 2007 are as follows:

	Date of issue	Total number of stock options (shares)	Total number of Holders	Exercise period	Exercise price
1st	July 1, 2004	9,455,000	2,196	July 1, 2006 – June 23, 2014	684
2nd	October 1, 2004	161,000	3	July 1, 2006 – June 23, 2014	646
3rd	December 10, 2004	25,000	1	July 1, 2006 – June 23 2014	697
4th	June 1, 2005	250,000	1	July 1, 2006 – June 23, 2014	551
5th	June 27, 2005	4,922,000	462	July 1, 2007 – June 23, 2015	601
6th	June 27, 2005	2,856,000	40	July 1, 2007 – June 23, 2015	601
7th	June 27, 2005	1,287,000	135	July 1, 2008 – June 23, 2015	601
8th	June 27, 2005	561,000	35	July 1, 2008 – June 23, 2015	601
9th	September 28, 2005	157,000	2	July 1, 2007 – June 23, 2015	697
10th	September 28, 2005	53,000	2	July 1, 2008 – June 23, 2015	697
11th	March 1, 2006	50,000	2	July 1, 2007 – June 23, 2015	774
12th	March 1, 2006	17,000	2	July 1, 2008 – June 23, 2015	774
13th	May 25, 2006	5,342,000	588	June 1, 2008 – June 23, 2015	825
14th	May 25, 2006	3,027,000	31	June 1, 2008 – June 23, 2015	825
15th	May 25, 2006	1,439,000	171	June 1, 2009 – June 23, 2015	825
16th	May 25, 2006	331,000	19	June 1, 2009 – June 23, 2015	825

(b) Number of stock options and movement therein

Number of stock options and per share price information are as follows:

	1st	2nd	3rd	4th
Non-vested (Share)				
Outstanding at the beginning of the year	7,243,000	161,000	25,000	250,000
Granted during the year	—	—	—	—
Forfeited during the year	625,000	—	—	—
Vested during the year	3,738,000	82,000	13,000	125,000
Outstanding at the end of the year	2,880,000	79,000	12,000	125,000
Vested (Share)				
Outstanding at the beginning of the year	490,000	—	—	—
Vested during the year	3,738,000	82,000	13,000	125,000
Exercised during the year	156,000	60,000	—	—
Forfeited during the year	—	—	—	—
Exercisable at the end of the year	4,072,000	22,000	13,000	125,000
Exercise price (Yen)	684	646	697	551
Weighted average stock price at the date of exercise	721	739	—	—

	5th	6th	7th	8th
Non-vested (Share)				
Outstanding at the beginning of the year	4,070,000	2,579,000	981,000	514,000
Granted during the year	—	—	—	—
Forfeited during the year	640,000	251,000	154,000	108,000
Vested during the year	30,000	—	—	—
Outstanding at the end of the year	3,400,000	2,328,000	827,000	406,000
Vested (Share)				
Outstanding at the beginning of the year	497,000	220,000	214,000	26,000
Vested during the year	30,000	—	—	—
Exercised during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Exercisable at the end of the year	527,000	220,000	214,000	26,000
Exercise price (Yen)	601	601	601	601
Weighted average stock price at the date of exercise	—	—	—	—

	9th	10th	11th	12th
Non-vested (Share)				
Outstanding at the beginning of the year	157,000	53,000	50,000	17,000
Granted during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Vested during the year	—	—	—	—
Outstanding at the end of the year	157,000	53,000	50,000	17,000
Vested (Share)				
Outstanding at the beginning of the year	—	—	—	—
Vested during the year	—	—	—	—
Exercised during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Exercisable at the end of the year	—	—	—	—
Exercise price (Yen)	697	697	774	774
Weighted average stock price at the date of exercise	—	—	—	—

	13th	14th	15th	16th
Non-vested (Share)				
Outstanding at the beginning of the year	—	—	—	—
Granted during the year	5,342,000	3,027,000	1,439,000	331,000
Forfeited during the year	658,000	347,000	178,000	116,000
Vested during the year	227,000	—	66,000	—
Outstanding at the end of the year	4,457,000	2,680,000	1,195,000	215,000
Vested (Share)				
Outstanding at the beginning of the year	—	—	—	—
Vested during the year	227,000	—	66,000	—
Exercised during the year	—	—	—	—
Forfeited during the year	—	—	—	—
Exercisable at the end of the year	227,000	—	66,000	—
Exercise price (Yen)	825	825	825	825
Weighted average stock price at the date of exercise	—	—	—	—
Fair value of the grant date	163 or 173	163 or 173	173 or 192	173 or 192

(c) Measurement of the fair value of stock options

The following shows the assumptions used to measure the fair value of stock options granted during fiscal year 2006.

a) Method used: Black—Scholes option pricing model

b) Major inputs and variables to the model

	13th		14th	
Exercise period	From June 1, 2008 to June 23, 2015	From June 1, 2009 to June 23, 2015	From June 1, 2008 to June 23, 2015	From June 1, 2009 to June 23, 2015
Expected volatility (Note 1)	26.3%	26.3%	26.3%	26.3%
Expected life (Note 2)	5 Year 7 Months	6 Year 1 Month	5 Year 7 Months	6 Year 1 Month
Expected dividends (Note 3)	¥2.96/Share	¥2.96/Share	¥2.96/Share	¥2.96/Share
Risk-free interest rate (Note 4)	1.46%	1.53%	1.46%	1.53%

	15th		16th	
Exercise period	From June 1, 2009 to June 23, 2015	From June 1, 2011 to June 23, 2015	From June 1, 2009 to June 23, 2015	From June 1, 2011 to June 23, 2015
Expected volatility (Note 1)	26.3%	26.3%	26.3%	26.3%
Expected life (Note 2)	6 Year 1 Month	7 Year 1 Month	6 Year 1 Month	7 Year 1 Month
Expected dividends (Note 3)	¥2.96/Share	¥2.96/Share	¥2.96/Share	¥2.96/Share
Risk-free interest rate (Note 4)	1.53%	1.65%	1.53%	1.65%

Notes:
1. Measured based on the historical stock price of the past 2 years (from June, 2004 to May, 2005).
2. Estimated based on the assumption that the option is exercised at the mid point of the contractual period.
3. Based on the actual dividend for the period ended in March, 2006.
4. Used the yield of JGB with the maturity equivalent to expected life of the option.

(d) Method of determining the vested number of stock options

Incorporated only the actual forfeited options, as the reasonable estimate of future forfeiture is difficult.

(e) On May 25, 2007, the Bank granted a total of 4,786 stock acquisition rights with an exercise price of ¥555, whose exercise period is from June 1, 2009 to May 8, 2017.

At the Board of Directors' meeting held on May 9, 2007, the Bank resolved to submit a proposal at the annual general meeting of shareholders to be held on June 20, 2007, for the granting of up to a total of 9,000 stock acquisition rights. The exercise period for the stock acquisition rights is to be from the allocation date to June 23, 2018.

26. Net Trading Income

Net trading income for the fiscal years ended March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	**2006**	**2007**
Income from trading securities	**¥ 1,513**	¥ 7,796	**$ 12,849**
Income from securities held to hedge trading transactions	**6,356**	2,236	**53,967**
Income from trading-related financial derivatives	**10,259**	17,632	**87,106**
Other, net	**(319)**	(152)	**(2,715)**
Total	**¥17,809**	¥27,513	**$151,207**

27. Other Business Income, Net

"Other, net" in other business income, net, for the fiscal years ended March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	**2006**	**2007**
(Losses) income from derivatives for banking purposes, net	**¥ (6,769)**	¥ 957	**$ (57,477)**
Equity in net (loss) income of affiliates	**(12,779)**	4,114	**(108,500)**
Gain on lease cancellation and other lease income, net	**2,379**	2,309	**20,203**
Other, net	**2,397**	7,159	**20,353**
Total	**¥(14,772)**	¥14,540	**$(125,421)**

28. Net Credit Costs

Net credit costs for the fiscal years ended March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Losses on write-off of loans	¥ 1,593	¥ 1,174	$ 13,527
Losses on sale of loans	—	372	—
Net provision of reserve for loan losses:			
Net provision of general reserve for loan losses	33,597	30,000	285,254
Net provision (reversal) of specific reserve for loan losses	15,639	(5,146)	132,789
Net provision (reversal) of reserve for loan losses to restructuring countries	3	(0)	31
Subtotal	49,240	24,854	418,074
Net (reversal) provision of specific reserve for other credit losses	(813)	1,107	(6,904)
Other credit costs relating to leasing business	1,913	2,680	16,250
Total	¥51,934	¥30,190	$440,947

29. Other Losses, Net

Other losses, net, for the fiscal years ended March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Net gain (loss) on disposal of premises and equipment	¥ 1,439	¥ (203)	$ 12,218
Pension-related costs	(1,362)	(878)	(11,566)
Gain on prescription of debentures	348	197	2,956
Recoveries of written-off claims	294	989	2,499
Gain on sales of subsidiary's or affiliate's stock	11,651	2,570	98,923
Issuance costs of preferred securities	—	(2,139)	—
Impairment loss on goodwill and other intangible assets	(95,146)	—	(807,837)
Provision of reserve for losses on interest repayments	(8,535)	—	(72,472)
Extraordinary retirement expenses	(4,629)	—	(39,304)
Other, net	(3,176)	(3,996)	(26,967)
Total	¥(99,117)	¥(3,460)	$(841,550)

Impairment losses on goodwill and other intangible assets are associated with the Bank's investment in its consolidated subsidiary APLUS, and its subsidiaries. The impairment testing was conducted for the business of APLUS group as a result of the significant adverse impact on the consumer finance business caused by the legislative changes regarding consumer loan interest rates approved during the year 2006. Impairment loss on goodwill and intangible assets was calculated as the amount by which the net asset book value of the APLUS group, including goodwill and intangible assets, exceeded the "value in use" of the APLUS group. The "value in use" of APLUS business, was calculated using the discounted cash flow method with a 10 year future cash flow projection and assumptions of a 2.0% terminal growth rate and a 9.5% discount rate. Impairment loss on a certain type of lease property of ¥544 million (U.S.$4,622 thousand) was recognized for the fiscal year ended March 31, 2007 and no impairment loss was recognized for the fiscal years ended March 31, 2006.

30. Lease Transactions

(a) Finance lease transactions, under which the ownership of the property is not deemed to transfer to the lessee as of March 31, 2007 and 2006 consisted of the following:

As Lessee

The assumed amounts of acquisition cost, accumulated depreciation and net balance of leased assets as of March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
Leased assets	**2007**	2006	**2007**
Acquisition cost:			
Equipment	**¥2,992**	¥2,983	**$25,406**
Other	**235**	267	**1,996**
Total	**¥3,227**	¥3,250	**$27,402**
Accumulated depreciation:			
Equipment	**¥1,718**	¥1,029	**$14,587**
Other	**146**	141	**1,243**
Total	**¥1,864**	¥1,171	**$15,830**
Net balance:			
Equipment	**¥1,274**	¥1,953	**$10,819**
Other	**88**	126	**753**
Total	**¥1,362**	¥2,079	**$11,572**

Lease obligations as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	**2007**
Obligations:			
Due within one year	**¥ 785**	¥ 796	**$ 6,670**
Due after one year	**647**	1,365	**5,494**
Total	**¥1,432**	¥2,161	**$12,164**

For the fiscal years ended March 31, 2007 and 2006, total lease payments were ¥909 million (U.S.$7,720 thousand) and ¥835 million, assumed depreciation expenses were ¥839 million (U.S.$7,128 thousand) and ¥768 million, and assumed interest expenses were ¥58 million (U.S.$498 thousand) and ¥77 million, respectively.

Assumed depreciation expense is calculated using the straight-line method over the useful life of the respective leased assets with zero residual value. The difference between total lease payments and the assumed acquisition cost of leased assets is charged to assumed interest expense, and is allocated to each fiscal year using the interest method.

As Lessor

Acquisition cost, accumulated depreciation and net balance of leased assets as of March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
Leased assets	2007	2006	2007
Acquisition cost:			
Equipment	**¥437,458**	¥383,009	**$3,714,199**
Other	**78,470**	67,011	**666,245**
Total	**¥515,928**	¥450,020	**$4,380,444**
Accumulated depreciation:			
Equipment	**¥166,331**	¥102,461	**$1,412,223**
Other	**30,198**	16,685	**256,394**
Total	**¥196,529**	¥119,147	**$1,668,617**
Net balance:			
Equipment	**¥271,126**	¥280,548	**$2,301,976**
Other	**48,272**	50,325	**409,851**
Total	**¥319,398**	¥330,873	**$2,711,827**

Future lease payment receivables as of March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Future lease payment receivables:			
Due within one year	**¥109,918**	¥113,478	**$ 933,255**
Due after one year	**224,660**	226,059	**1,907,461**
Total	**¥334,579**	¥339,538	**$2,840,716**

For the fiscal years ended March 31, 2007 and 2006, total lease revenues were ¥132,182 million (U.S.$1,122,284 thousand) and ¥144,213 million, depreciation expenses were ¥117,389 million (U.S.$996,682 thousand) and ¥120,067 million, and assumed interest income was ¥14,613 million (U.S.$124,071 thousand) and ¥14,832 million, respectively.

Depreciation expense is calculated using the straight-line method over the leasing period. The differences between total lease revenues and acquisition cost of leased assets is credited to assumed interest income, and is allocated to each fiscal year using the interest method.

(b) Non-cancelable operating leases obligations as lessee and future lease payment receivables as lessor as of March 31, 2007 and 2006 consisted of the following:

As Lessee

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Obligations:			
Due within one year	**¥1,429**	¥1,374	**$12,135**
Due after one year	**4,270**	4,934	**36,259**
Total	**¥5,699**	¥6,308	**$48,394**

As Lessor

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Future lease payment receivables:			
Due within one year	**¥ 7,810**	¥ 7,814	**$ 66,311**
Due after one year	**7,704**	7,437	**65,414**
Total	**¥15,514**	¥15,252	**$131,725**

31. Segment Information

(a) Business Segment Information

The Group is engaged in banking and other related activities such as trust, securities and other businesses. Business segment information, however, has not been presented as the percentage of the other activities is not material to the banking business.

(b) Geographic Segment Information

Since the proportion of business that the Group conducts in Japan exceeds 90% of operating income and total assets, geographic segment information is not presented.

(c) Foreign Operating Income

Foreign operating income is comprised of income from transactions at overseas branches and consolidated overseas subsidiaries. The composition of this volume of such transactions for the Group did not reach 10% of its operating income, therefore foreign operating income information is not presented.

32. Income Taxes

The Group is subject to a number of taxes based on income, such as corporation tax, inhabitant tax and enterprise tax, which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.7% for each of the fiscal years ended March 31, 2007 and 2006.

A reconciliation of the actual effective tax rate with the normal effective statutory tax rate for the fiscal years ended March 31, 2007 and 2006 was as follows:

	2007	2006
Normal effective statutory tax rate	**(40.7)%**	40.7 %
Increase (decrease) in taxes resulting from:		
Permanently tax-exempt income	**0.0**	(20.3)
Amortization of goodwill	**41.9**	11.2
Minority interests in net income of subsidiaries	**7.9**	(2.2)
Other non-deductible expenses	**0.7**	0.9
Change in valuation allowance	**(46.1)**	(105.3)
Expiration of tax loss carryforwards	**—**	69.7
Other	**3.8**	(5.1)
Actual effective tax rate	**(32.5)%**	(10.4)%

The tax effects of significant temporary differences and tax loss carryforwards, which resulted in deferred tax assets and liabilities, as of March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Deferred tax assets:			
Tax loss carryforwards	**¥ 160,913**	¥ 173,435	**$ 1,366,224**
Reserve for credit losses	**83,963**	99,277	**712,884**
Securities	**19,767**	20,618	**167,831**
Loss from disposing of receivables	**11,406**	—	**96,843**
Reserve for retirement benefits	**8,470**	8,888	**71,921**
Losses on impairment of premises and equipment	**5,303**	13,547	**45,032**
Deferred loss on derivatives under hedge accounting	**5,181**	—	**43,995**
Accrued employees' bonuses	**5,172**	5,950	**43,917**
Deferred income on installment receivables	**3,616**	7,212	**30,708**
Other	**33,119**	27,144	**281,194**
Subtotal	**336,915**	356,075	**2,860,549**
Valuation allowance	**(284,678)**	(310,214)	**(2,417,037)**
Total deferred tax assets	**52,236**	45,860	**443,512**
Offset with deferred tax liabilities	**(9,762)**	(15,838)	**(82,885)**
Net deferred tax assets	**¥ 42,474**	¥ 30,022	**$ 360,627**

Deferred tax liabilities:			
Temporary differences due to application of overall fair value adjustments (mainly related to identified intangible assets)	**¥ 8,692**	¥ 28,084	**$ 73,800**
Net unrealized gain on securities available-for-sale	**3,406**	1,472	**28,922**
Deferred gain on derivatives under hedge accounting	**1,670**	—	**14,179**
Other	**1,069**	—	**9,079**
Total deferred tax liabilities	**14,837**	29,557	**125,980**
Offset with deferred tax assets	**(9,762)**	(15,838)	**(82,885)**
Net deferred tax liabilities	**¥ 5,075**	¥ 13,718	**$ 43,095**

The Bank had ¥150,012 million (U.S.$1,273,667 thousand) of tax loss carryforwards related to corporation tax as of March 31, 2007. The schedule of tax loss carryforwards and their expiration dates is as follows:

	Amount		
Fiscal year ended March 31	Millions of yen	Thousands of U.S. dollars	Date of expiry
2003	¥150,012	$1,273,667	March 31, 2010

In addition, other significant tax loss carryforwards of major subsidiaries are as follows:

Subsidiary	Fiscal period ended	Millions of yen	Date of expiry
APLUS Co., Ltd.	March 31, 2005	¥157,722	March 31, 2012
	September 30, 2005	2,988	March 31, 2013
	March 31, 2006	4,663	March 31, 2013
	March 31, 2007	30,264	March 31, 2014
	Total	¥195,639	
Showa Leasing Co., Ltd.	March 31, 2005	¥ 32,230	March 31, 2012
	March 31, 2007	8,813	March 31, 2014
	Total	¥ 41,044	

The Bank cannot include the tax loss carryforwards of APLUS and Showa Leasing to its own tax loss carryforwards because they are not wholly owned subsidiaries and, therefore, cannot be included in the Bank's consolidated corporation tax return.

33. Off-Balance Sheet Lending-Related Financial Instruments

The Bank and certain of its consolidated subsidiaries issue commitments to extend credit and establish credit lines for overdrafts to meet the financing needs of their customers. The unfunded amounts of these commitments were ¥4,456,538 million (U.S.$37,837,824 thousand) and ¥4,092,758 million as of March 31, 2007 and 2006, out of which the amounts with original agreement terms of less than one year or which were cancelable were ¥4,118,334 million (U.S.$34,966,335 thousand) and ¥3,922,148 million as of March 31, 2007 and 2006, respectively. Since a large majority of these commitments expire without being drawn upon, the unfunded amounts do not necessarily represent future cash requirements. Many of such agreements include conditions granting the Bank and consolidated subsidiaries the right to reject the drawdown or to reduce the amount on the basis of changes in the financial circumstances of the borrower or other reasonable grounds.

In addition, the Bank obtains collateral when necessary to reduce credit risk related to these commitments.

34. Related Party Transactions

Related party transactions for the fiscal years ended March 31, 2007 and 2006 were as follows:

			Amounts of the transactions			Balance at end of year		
			Millions of yen		Thousands of U.S. dollars	Millions of yen		Thousands of U.S. dollars
Related party	Category	Description of the transactions	2007	2006	2007	2007	2006	2007
New NIB Partners LP(*1)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Equity investment(*8)	¥ —	¥25,002	$ —	¥ —	¥ —	$ —
Hillcot Holdings Limited(*2)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Capital increase	—	5,105	—	—	—	—
Hillcot Re Limited(*3)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Guarantee(*9)	—	—	—	462	410	3,925
NIBC Bank Ltd(*4)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Purchase of credit(*10)	—	2,065	—	—	—	—
		Loan participation(*11)	139	—	1,182	139	—	1,182
NIBC Bank N.V.(*5)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Commitment line(*12)	14,366	—	121,973	—	—	—
J.C. Flowers II L.P.(*6)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Receipt of management fee(*13)	288	—	2,447	51	—	440
		Investment(*14)	4,423	—	37,559	—	—	—
Brampton Insurance Company Limited(*7)	Companies in which a majority of the voting rights are owned by directors (including their subsidiaries)	Redemption of investment(*15)	2,472	—	20,992	—	—	—
		Redemption of investment(*16)	1,310	—	11,128	—	—	—

Notes: (*1) J.C. Flowers & Co. LLC of which a director of the Bank, J. Christopher Flowers, serves as chairman, substantially controls the limited partnership.

(*2) A director of the Bank, J. Christopher Flowers, indirectly holds a majority of the voting rights of the company. Also, the company is the affiliate of the Bank accounted for by the equity method.

(*3) The company is a wholly owned subsidiary of Hillcot Holdings Limited which is the affiliate of the Bank accounted for by the equity method.

(*4) NIBC Holding N.V. indirectly owns 100% of voting rights and J.C. Flowers & Co. LLC of which a director of the Bank, J. Christopher Flowers, serves as chairman, substantially controls NIBC Holding N.V.

(*5) NIBC Holding N.V. indirectly owns 100% of voting rights and J.C. Flowers & Co. LLC of which a director of the Bank, J. Christopher Flowers, serves as chairman, substantially controls NIBC Holding N.V.

(*6) The fund is operated by J.C. Flowers & Co. LLC of which a director of the Bank, J. Christopher Flowers, serves as chairman.

(*7) The company is a wholly owned subsidiary of Hillcot Holdings Limited of which a director of the Bank, J. Christopher Flowers, indirectly owns majority of voting rights, and is the affiliate of the Bank accounted for by the equity method. The former name was Aioi Insurance Company of Europe Limited.

(*8) The investment was made through Shinsei NIB (Cayman) Limited, which is a subsidiary of the Bank.

(*9) Even after the acquisition by Hillcot Holdings Limited, the seller continues to guarantee Hillcot Re Limited against contingent liability arising from reinsurance agreements which Hillcot Re Limited assumed, and the Bank guarantees the seller against the contingent payment to be made by Hillcot Re Limited. This is part of agreement reached at the acquisition and a guarantee fee is not specified. The remaining period of the guarantee is 3 years.

(*10) The transaction was concluded with the general terms and conditions that are identical to ones with independent third parties.

(*11) Considering the market circumstances, the transaction was concluded with the general terms and conditions that are identical to ones with independent third parties.

(*12) Considering the market circumstances, the transaction was concluded with the general terms and conditions that are identical to ones with independent third parties. The transaction amounts indicated herein are established commitment line amounts.

(*13) The management fee is determined based on propotion of investment amounts by limited liability partner.

(*14) The committed investment amounts are US$200 million based on the limited partnership agreement.

(*15) A part of refinance money for the purpose of merger and acquisition at Hillcot Holdings Limited was used for partial redemption of investment.

(*16) A part of investment was redeemed resulting from cancellation of treasury stocks utilizing surplus.

35. Derivative Financial Instruments

Purposes

The Bank uses derivative financial instruments primarily to hedge risk for customers, to maximize the profit of its own trading account and to manage the potential risks in its own portfolios of assets and liabilities as a part of asset liability management.

Risk Exposure

Derivative transactions may be subject to complex risk factors, including market risk, credit risk, liquidity risk, operational risk and legal risk. The Bank controls these risks under its risk management system. To manage market risk, the Bank uses Value-at-Risk ("VaR") modeling to quantify the maximum total exposure. In its internal model, the Bank measures the VaR based on one year's historical data and the assumptions of a ten-days holding period and a 99% confidence interval.

Also, to manage credit risk, the Bank utilizes the current exposure and potential exposure for derivatives, particularly for over-the-counter transactions such as swap contracts.

In addition, the fair value estimates for derivatives as of March 31, 2007 and 2006 are adjusted for credit risk by reducing ¥1,270 million (U.S.$10,790 thousand) and ¥1,227 million, respectively, and also adjusted for liquidity risk by reducing ¥5,717 million (U.S.$48,548 thousand) and ¥3,630 million, respectively, although the amounts of those risks are not reflected in the fair value shown in the following tables.

Risk Management System

The Market Risk Management Division, which is independent of the front office, has the responsibility to manage the risk of the Group. This division controls the measurement of market risk on a daily basis, monitors the market risk status on both the banking and trading divisions and reports periodically to the management. Credit risk is also controlled by the unified credit line and major derivative products are dealt with within the established limits. Credit exposure is monitored accordingly and the Bank may require such things as collateral to reduce credit risk on a case by case basis.

It should be noted that the nominal contract value or notional principal amount is used in determining the value of receipts or payments of interest and as an indicator representative of the volume of transactions, but those values do not necessarily reflect such things as market risk or credit risk.

(a) Interest Rate-Related Transactions

Interest rate-related transactions as of March 31, 2007 and 2006 were as follows:

	Millions of yen							
	2007				2006			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Future contracts (listed):								
Sold	¥ 66,572	¥ 673	¥ 2	¥ 2	¥ 301,098	¥ 33,357	¥ 734	¥ 734
Bought	48,334	—	14	14	335,842	46,737	(597)	(597)
Interest rate options (listed):								
Sold	—	—	—	—	23,765	—	(26)	(13)
Bought	—	—	—	—	20,034	—	33	18
Interest rate swaps (over-the-counter):								
Receive fixed and pay floating	5,454,666	4,857,923	(10,310)	(10,310)	3,933,423	3,481,987	(78,260)	(78,260)
Receive floating and pay fixed	4,085,929	3,086,394	(789)	(789)	2,528,672	2,002,349	33,658	33,658
Receive floating and pay floating	496,769	278,105	2,785	2,785	614,399	563,692	3,470	3,470
Receive fixed and pay fixed	—	—	—	—	4,732	—	(0)	(0)
Interest rate swaptions (over-the-counter):								
Sold	2,024,726	1,935,214	(18,169)	4,628	1,591,499	1,519,853	(28,749)	(11,716)
Bought	2,692,636	2,478,374	38,764	28,651	2,028,730	1,912,083	86,178	81,734
Interest rate options (over-the-counter):								
Sold	210,364	181,413	(261)	2,528	365,478	252,535	(1,316)	2,263
Bought	249,709	152,321	221	(1,230)	325,500	200,205	571	(529)
Total			¥ 12,257	¥ 26,280			¥ 15,697	¥ 30,761

	Thousands of U.S. dollars			
	2007			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Future contracts (listed):				
Sold	$ 565,227	$ 5,716	$ 24	$ 24
Bought	410,380	—	120	120
Interest rate options (listed):				
Sold	—	—	—	—
Bought	—	—	—	—
Interest rate swaps (over-the-counter):				
Receive fixed and pay floating	46,312,329	41,245,740	(87,537)	(87,537)
Receive floating and pay fixed	34,691,200	26,204,742	(6,702)	(6,702)
Receive floating and pay floating	4,217,774	2,361,228	23,649	23,649
Receive fixed and pay fixed	—	—	—	—
Interest rate swaptions (over-the-counter):				
Sold	17,190,747	16,430,760	(154,265)	39,297
Bought	22,861,578	21,042,403	329,127	243,265
Interest rate options (over-the-counter):				
Sold	1,786,079	1,540,276	(2,224)	21,471
Bought	2,120,132	1,293,275	1,878	(10,452)
Total			$ 104,070	$ 223,135

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fair Values:
The fair values of listed transactions represent the closing price on the Tokyo International Financial Futures Exchange and other exchanges at the consolidated balance sheet date. The fair values of over-the-counter transactions are calculated mainly by using the discounted present values or option pricing models.

(b) Currency-Related Transactions

Currency-related transactions as of March 31, 2007 and 2006 were as follows:

	Millions of yen							
	2007				2006			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Currency swaps (over-the-counter)	¥1,162,620	¥ 990,613	¥ 22,633	¥ 22,633	¥505,296	¥439,175	¥ 3,442	¥ 3,442
Forward foreign exchange contracts (over-the-counter):								
Sold	1,064,019	234,304	(16,593)	(16,593)	513,678	68,290	(8,071)	(8,071)
Bought	622,873	333,651	22,283	22,283	275,672	170,701	10,993	10,993
Currency options (over-the-counter):								
Sold	2,230,954	985,096	(51,526)	3,852	393,870	268,803	(17,767)	(1,013)
Bought	2,564,734	1,157,296	49,334	4,945	451,841	254,277	18,939	6,245
Total			¥ 26,130	¥ 37,121			¥ 7,536	¥11,595

	Thousands of U.S. dollars			
	2007			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Currency swaps (over-the-counter)	$ 9,871,118	$8,410,709	$ 192,165	$ 192,165
Forward foreign exchange contracts (over-the-counter):				
Sold	9,033,954	1,989,340	(140,885)	(140,885)
Bought	5,288,449	2,832,835	189,194	189,194
Currency options (over-the-counter):				
Sold	18,941,706	8,363,871	(437,480)	32,711
Bought	21,775,633	9,825,914	418,866	41,988
Total			$ 221,860	$ 315,173

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Fund swap transactions and currency swap transactions for which hedge accounting was adopted in accordance with Industry Audit Committee Report No. 25 of the JICPA were excluded from the table above.

(2) Fair Values:

The fair values are calculated mainly by using the discounted present values or option pricing models.

(c) Equity-Related Transactions

Equity-related transactions as of March 31, 2007 and 2006 were as follows:

	Millions of yen							
	2007				2006			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Equity index futures (listed):								
Sold	¥ 1,924	¥ —	¥ (31)	¥ (31)	¥ —	¥ —	¥ —	¥ —
Bought	65,740	—	444	444	36,576	—	2,605	2,605
Equity index options (listed):								
Sold	—	—	—	—	3,692	—	(1,396)	(970)
Bought	3,353	—	43	26	12,127	—	2,129	1,382
Equity options (over-the-counter):								
Sold	230,724	42,848	(16,587)	(4,216)	198,324	81,292	(20,082)	(10,244)
Bought	108,836	25,052	11,930	4,548	121,705	39,460	11,833	7,097
Equity index swaps (over-the-counter):								
Receive index and pay floating	—	—	—	—	—	—	—	—
Receive floating and pay index	1,000	1,000	52	52	—	—	—	—
Other (over-the-counter):								
Sold	21,418	21,418	(728)	(728)	9,003	8,300	(47)	30
Bought	163,711	162,139	3,687	3,563	169,726	161,915	10,328	7,723
Total			¥ (1,190)	¥ 3,658			¥ 5,368	¥ 7,624

	Thousands of U.S. dollars			
	2007			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Equity index futures (listed):				
Sold	$ 16,339	$ —	$ (269)	$ (269)
Bought	558,164	—	3,772	3,772
Equity index options (listed):				
Sold	—	—	—	—
Bought	28,476	—	367	224
Equity options (over-the-counter):				
Sold	1,958,948	363,799	(140,835)	(35,796)
Bought	924,066	212,706	101,294	38,617
Equity index swaps (over-the-counter):				
Receive index and pay floating	—	—	—	—
Receive floating and pay index	8,490	8,490	443	443
Other (over-the-counter):				
Sold	181,848	181,848	(6,189)	(6,189)
Bought	1,389,976	1,376,629	31,310	30,259
Total			$ (10,107)	$ 31,061

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fair Values:
The fair values of listed transactions represent the closing price on the Tokyo Stock Exchange and other exchanges at the consolidated balance sheet date. The fair values of over-the-counter transactions are calculated mainly by using the discounted present values or option pricing models.

(d) Bond-Related Transactions

Bond-related transactions as of March 31, 2007 and 2006 were as follows:

	Millions of yen							
	2007				2006			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Bond futures (listed):								
Sold	¥ 3,622	¥—	¥ 0	¥ 0	¥ 4,547	¥—	¥10	¥ 10
Bought	8,422	—	(6)	(6)	63,939	—	(7)	(7)
Bond futures options (listed):								
Sold	—	—	—	—	3,578	—	4	(2)
Bought	13,400	—	57	3	3,073	—	11	5
Total			¥51	¥(2)			¥18	¥ 6

	Thousands of U.S. dollars			
	2007			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Bond futures (listed):				
Sold	$ 30,756	$—	$ 3	$ 3
Bought	71,514	—	(55)	(55)
Bond futures options (listed):				
Sold	—	—	—	—
Bought	113,771	—	492	34
Total			$440	$(18)

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fair Values:
The fair values of listed transactions represent the closing price on the Tokyo Stock Exchange and other exchanges at the consolidated balance sheet date.

(e) Credit Derivatives Transactions

Credit derivatives transactions as of March 31, 2007 and 2006 were as follows:

	Millions of yen							
	2007				2006			
	Contract/Notional principal				Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Credit default option (over-the-counter):								
Sold	¥1,026,477	¥ 997,004	¥21,457	¥ 3,239	¥695,368	¥673,907	¥ 1,355	¥ 1,355
Bought	1,075,426	1,047,060	(4,351)	(4,351)	679,636	659,850	(1,797)	(1,797)
Total			¥17,106	¥(1,112)			¥ (442)	¥ (442)

	Thousands of U.S. dollars			
	2007			
	Contract/Notional principal			
	Total	Maturity over one year	Fair value	Unrealized gain (loss)
Credit default option (over-the-counter):				
Sold	$8,715,212	$8,464,972	$182,185	$ 27,505
Bought	9,130,811	8,889,965	(36,947)	(36,947)
Total			$145,238	$ (9,442)

(1) Derivatives included in the table above were measured at fair value and the unrealized gains and losses were recognized in income. Derivatives for which hedge accounting was adopted were excluded from the table above.

(2) Fair Values:
The fair values are calculated by using the discounted present values or other models.

(3) "Sold" stands for accepting credit risk and "Bought" stands for transferring credit risk.

36. Net Income per Common Share

Diluted net income per share for the fiscal year ended March 31, 2007 is not disclosed because of the Group's net loss position.

A reconciliation of the differences between basic and diluted net income per common share ("EPS") for the fiscal year ended March 31, 2006 was as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
	Net income	Weighted average shares	EPS	EPS
For the fiscal year ended March 31, 2006:				
Basic EPS				
Net income available to common shareholders	¥72,226	1,358,521	¥53.16	
Effect of dilutive securities				
Preferred stock	3,872	656,350		
Stock acquisition rights	—	960		
Diluted EPS				
Net income for computation	¥76,099	2,015,832	¥37.75	

37. Subsequent Events

(a) The following appropriation of retained earnings of the Bank for the fiscal year ended March 31, 2007 was approved at the Board of Directors meeting held on May 9, 2007:

	Millions of yen	Thousands of U.S. dollars
Dividends:		
Class A preferred share (¥6.50 per share)	¥ 484	$ 4,113
Class B preferred share (¥2.42 per share)	726	6,164
Common share (¥1.00 per share)	1,377	11,693
Total	¥2,587	$21,970

(b) Acquisition of treasury stock

At the Board of Directors' meeting held on May 9, 2007, the Board approved a proposal to be submitted at the annual general meeting of shareholders to be held on June 20, 2007, authorizing the Bank to acquire up to 74.5 million of its class A preferred shares at an aggregate acquisition price of up to ¥225 billion as treasury stock in order to gain financial flexibility to pursue the repayment of public fund. The acquisition can be made from the closing of the annual general meeting of shareholders on June 20, 2007, up to a day before the compulsory conversion date, which is April 1, 2008.

(c) On May 18, 2007, Shinsei Property Finance Co., Ltd., a consolidated subsidiary of the Bank, sold all of its shares of Life Housing Loan, Ltd., to Sumitomo Trust & Banking Co., Ltd. at ¥25,000 million (U.S.$212,260 thousand). This transaction is intended to allow the Group to focus its housing loan business into the higher value added market and achieve additional synergies with other businesses in the Group.

As a result of the transaction, the gain on sale of the subsidiary stocks of ¥20,368 million (U.S.$172,936 thousand) will be recognized in the fiscal year ending March 31, 2008.

Independent Auditors' Report

Deloitte.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Shinsei Bank, Limited:

We have audited the accompanying consolidated balance sheets of Shinsei Bank, Limited (the "Bank") and consolidated subsidiaries as of March 31, 2007 and 2006, and the related consolidated statements of operations, changes in equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank and consolidated subsidiaries as of March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 18, 2007

Non-Consolidated Balance Sheets (Unaudited)

Shinsei Bank, Limited
As of March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note)
	2007	2006	2007
ASSETS			
Cash and due from banks	¥ 190,003	¥ 315,282	$ 1,613,207
Call loans	43,100	50,000	365,937
Collateral related to securities borrowing transactions	11,050	33,107	93,820
Other monetary claims purchased	69,856	40,233	593,106
Trading assets	284,137	173,315	2,412,443
Monetary assets held in trust	687,346	556,448	5,835,849
Securities	2,062,064	1,809,798	17,507,764
Valuation allowance for investments	(15,908)	—	(135,069)
Loans and bills discounted	5,075,281	3,961,246	43,091,203
Foreign exchanges	15,047	12,140	127,759
Other assets	325,654	272,634	2,764,937
Premises and equipment	20,768	21,532	176,336
Intangible assets	13,475	15,204	114,416
Deferred discounts on and issuance expenses for debentures	103	177	879
Deferred tax assets	35,559	27,965	301,918
Customers' liabilities for acceptances and guarantees	18,357	30,985	155,862
Reserve for credit losses	(106,977)	(111,421)	(908,279)
Total assets	¥8,728,921	¥7,208,651	$74,112,088
LIABILITIES AND EQUITY			
Liabilities:			
Deposits, including negotiable certificates of deposit	¥5,471,462	¥4,158,192	$46,454,940
Debentures	703,908	1,021,419	5,976,466
Call money	692,792	30,000	5,882,093
Collateral related to securities lending transactions	8,333	—	70,753
Trading liabilities	87,361	129,059	741,737
Borrowed money	276,760	314,789	2,349,813
Foreign exchanges	397	325	3,378
Corporate bonds	562,457	447,024	4,775,491
Other liabilities	237,614	213,567	2,017,444
Accrued employees' bonuses	9,850	10,040	83,638
Reserve for retirement benefits	756	200	6,426
Acceptances and guarantees	18,357	30,985	155,862
Total liabilities	8,070,054	6,355,605	68,518,041
Equity:			
Capital stock:			
Common stock	291,853	180,853	2,477,957
Preferred stock	159,443	270,443	1,353,738
Capital surplus	18,558	18,558	157,568
Stock acquisition rights	517		4,393
Retained earnings:			
Legal reserve	9,266	7,777	78,677
Unappropriated retained earnings	257,878	372,749	2,189,488
Unrealized gain on available-for-sale securities	4,181	2,670	35,501
Deferred loss on derivatives under hedge accounting	(10,275)		(87,246)
Treasury stock, at cost	(72,555)	(6)	(616,029)
Total equity	658,866	853,046	5,594,047
Total liabilities and equity	¥8,728,921	¥7,208,651	$74,112,088

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥117.78=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2007.

Non-Consolidated Statements of Operations (Unaudited)

Shinsei Bank, Limited
For the fiscal years ended March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note)
	2007	2006	2007
Interest income:			
Interest on loans and bills	¥ 75,567	¥ 57,917	$ 641,602
Interest and dividends on securities	40,427	21,036	343,245
Interest on deposits with banks	3,668	2,019	31,148
Other interest income	9,382	1,647	79,665
Total interest income	129,046	82,620	1,095,660
Interest expenses:			
Interest on deposits, including negotiable certificates of deposit	34,453	16,994	292,524
Interest and discounts on debentures	3,009	4,720	25,553
Interest on other borrowings	7,790	5,895	66,147
Other interest expenses	32,280	4,787	274,074
Total interest expenses	77,534	32,398	658,298
Net interest income	51,512	50,221	437,362
Fees and commissions income	28,198	22,065	239,415
Fees and commissions expenses	13,164	10,659	111,775
Net fees and commissions	15,033	11,406	127,640
Net trading income	14,903	20,276	126,535
Other business income, net:			
Income on monetary assets held in trust, net	30,767	39,508	261,225
Net gain on foreign exchanges	9,171	10,266	77,871
Net gain (loss) on securities	13,274	(2,756)	112,708
Net gain on other monetary claims purchased	575	2,241	4,888
Other, net	(7,152)	4,901	(60,727)
Net other business income	46,636	54,162	395,965
Total revenue	128,085	136,067	1,087,502
General and administrative expenses:			
Personnel expenses	30,644	30,009	260,188
Premises expenses	11,281	11,028	95,781
Technology and data processing expenses	10,006	9,695	84,955
Advertising expenses	3,130	2,562	26,581
Consumption and property taxes	3,594	3,815	30,517
Deposit insurance premium	2,835	2,307	24,075
Other general and administrative expenses	16,373	14,442	139,015
Total general and administrative expenses	77,865	73,860	661,112
Net business profit	50,220	62,206	426,390
Net credit recoveries	(199)	(4,937)	(1,690)
Other losses, net	(105,434)	(504)	(895,183)
(Loss) income before income taxes	(55,015)	66,639	(467,103)
Income tax (benefit):			
Current	(2,779)	(5,991)	(23,596)
Deferred	(10,276)	(2,260)	(87,247)
Net (loss) income	¥ (41,960)	¥ 74,890	$ (356,260)

	Yen		U.S. dollars (Note)
Basic net income per common share	¥ (32.14)	¥ 52.27	$ (0.27)
Diluted net income per common share	—	37.15	—

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥117.78=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2007.

Non-Consolidated Statements of Changes in Equity (Unaudited)

Shinsei Bank, Limited
For the fiscal years ended March 31, 2007 and 2006

	Millions of yen		Thousands of U.S. dollars (Note)
	2007	2006	2007
Common stock:			
Balance at beginning of year	¥180,853	¥180,853	$1,535,522
Conversion from preferred stock	111,000	—	942,435
Balance at end of year	291,853	180,853	2,477,957
Preferred stock:			
Balance at beginning of year	270,443	270,443	2,296,173
Conversion into common stock	(111,000)	—	(942,435)
Balance at end of year	159,443	270,443	1,353,738
Capital surplus:			
Balance at beginning of year	18,558	18,558	157,568
Balance at end of year	18,558	18,558	157,568
Stock acquisition rights:			
Balance at beginning of year			
Net change during the year	517		4,393
Balance at end of year	517		4,393
Retained earnings:			
Legal reserve:			
Balance at beginning of year	7,777	6,249	66,032
Transfer from unappropriated retained earnings	1,489	1,527	12,645
Balance at end of year	9,266	7,777	78,677
Unappropriated retained earnings:			
Balance at beginning of year	372,749	307,022	3,164,795
Appropriation:			
Transfer to legal reserve	(1,489)	(1,527)	(12,645)
Dividends paid	(7,443)	(7,635)	(63,198)
Net (loss) income	(41,960)	74,890	(356,260)
Disposal of treasury stock	(15)	—	(128)
Retirement of treasury stock	(63,963)	—	(543,076)
Balance at end of year	257,878	372,749	2,189,488
Unrealized gain on available-for-sale securities:			
Balance at beginning of year	2,670	5,822	22,675
Net change during the year	1,510	(3,151)	12,826
Balance at end of year	4,181	2,670	35,501
Deferred loss on derivatives under hedge accounting:			
Balance at beginning of year			
Net change during the year	(10,275)		(87,246)
Balance at end of year	(10,275)		(87,246)
Treasury stock, at cost:			
Balance at beginning of year	(6)	(4)	(55)
Purchase of treasury stock	(136,673)	(1)	(1,160,413)
Disposal of treasury stock	160	—	1,363
Retirement of treasury stock	63,963	—	543,076
Balance at end of year	(72,555)	(6)	(616,029)
Total equity	¥658,866	¥853,046	$5,594,047

Note: U.S. dollar amounts, presented solely for the readers' convenience, are translated at ¥117.78=U.S.$1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on March 31, 2007.

Basel II Pillar III (Market Discipline) Disclosure

This section describes the information consistent with FSA Notification Number 15, based on Article 19.2.1.5.d of the Bank Law Enforcement Rule (Refer to Ministry of Finance Ordinance Number 10), herein referred to as Basel II Pillar III issued on March 23, 2007. The Accord in this section refers to FSA Notification Number 19, herein referred to as Basel II Pillar I, issued on March 27, 2006.

Qualitative Disclosure

1. Shinsei Bank's Approach to Risk Capital Management

As part of its integrated risk management, Shinsei Bank (the "Bank"), at the start of its fiscal year, determines a Risk Capital budget consistent with its Tier I capital ratio. This Risk Capital budget is allocated to each business line and monitored. Each month the Management Committee receives a report on the amount of Risk Capital used and the relevant Tier I capital ratio. In this way, senior management can monitor and assess the availability of capital to support current and future activities. At least once a year, the Bank performs stress tests on its estimates of Risk Capital and regulatory capital.

The Bank's current portfolio analysis indicates sufficient capital to support its current activities. The Bank is organized to take action through active credit portfolio management to optimize capital usage.

- Regulatory capital is calculated for both consolidated and non-consolidated subsidiaries. The Bank's investments in non-consolidated subsidiaries are deducted from Shinsei Bank's regulatory capital.

- In accordance with the Accord's Article 38, the Bank group's two foreign special purpose companies, which issued preferred securities, are included in the calculation of the non-consolidated capital ratio.

2. Characterization of Bank Subsidiaries

As of March 31, 2007, there were 95 consolidated subsidiaries. Seventy five of these non-consolidated subsidiaries are subsidiaries of Showa Leasing Co., Ltd. The majority of the Showa Leasing subsidiaries are partnerships set up to accommodate leveraged leases.

Among the consolidated subsidiaries, the primary operating companies were:

- Shinsei Trust & Banking Co., Ltd. (Trust banking)
- Shinsei Securities Co., Ltd. (Securities)
- APLUS Co., Ltd. (Installment credit)
- Showa Leasing Co., Ltd. (Leasing)
- Life Housing Loan Co., Ltd. (Housing loans)
- Shinsei Business Finance Co., Ltd. (Small business lending)

3. Types of Capital Instruments

The Bank has issued common shares, preferred shares, preferred securities, perpetual subordinated bonds and loans, and dated subordinated bonds and loans. Please see "Management Discussion and Analysis of Financial Condition and Results of Operations—Capital Ratios" for details on the amount outstanding for each type of capital instrument.

4. Credit Risk Management Policies and Procedures

Definition of Credit Risk

Credit risk is defined as the risk of an obligor or counterparty failing to meet its obligations as specified in a transaction agreement. In the case of a loan, credit risk arises from the obligor becoming unable to pay its contractual spread and ultimately finding itself unable to repay the loan principal. Credit risk is found in a variety of transactions across the Bank's portfolio including not only loans, bonds, and financial guarantees, but also the risk of a counterparty in a derivative transaction becoming unable to meet its obligations. Credit risk constitutes the largest risk to which the Bank is exposed. The Bank has invested in systems to facilitate credit risk management across its portfolio. As the Bank integrates new subsidiaries and new asset classes into its portfolio, these systems are expanded to accommodate new exposures added to the Bank's portfolio.

Credit Risk Management System

The Bank's credit risk policies and systems focus on strategic portfolio management, including:
- Assisting management in building a portfolio with a satisfactory return per unit of risk,
- Avoiding concentration risk that may arise from excessive exposure to particular products or sectors,

- Characterizing expected loss as a guide for determining reserve levels against expected portfolio losses,
- Determining how much capital to hold in the event of unexpected, extreme loss, and
- Facilitating stress testing to evaluate the portfolio's strength.

In order to achieve these stated goals, the Bank has established guidelines for managing credit risk as outlined in Shinsei Bank's Core Credit Policies and Procedures. The credit risk management systems used at the Bank have been implemented in accordance with these guidelines.

The credit risk management process focuses on both specific transactions and on groups of specific exposures as portfolios. We will consider each component of this process below:

Credit Risk Management of Specific Transactions

(1) Organization and Systems
An essential characteristic of an effective process for managing credit risk of each transaction is the development of an evaluation and monitoring system that covers the entire life-cycle of a transaction, that is, identification of a transaction opportunity, approval for granting credit, monitoring after disbursement, action in the event of deterioration, and repayment or termination of the obligation.

Once a corporate loan transaction opportunity has been identified, the approval process begins. Based on the size and nature of the transaction, the Bank's rules stipulate whether approval will be given by the Risk Management Group, the Credit Committee (CC), or the Risk Investment Committee (RIC). A joint-approval system is employed in these committees to enhance objectiveness and transparency of the approval processes. The Internal Audit Division regularly evaluates these credit-related operations. In this way, the business promotion sections, the credit risk management sections, and the audit sections operate independently, ensuring that checks and balances are maintained throughout the Bank.

The RIC also makes decisions on investment transactions. The Bank makes use of the most appropriate and effective risk management approaches available, and has developed the skills and systems necessary to manage these investment transactions in accordance with the Bank's risk policies.

Structured products and investments are handled in accordance with a process based on Product Programs. A Product Program is defined as a series of financial transactions that are intended to be accumulated as a portfolio based on criteria determined in advance, including purpose, standards, size limits on facilities to be used, expected return and risks, promotion strategy, management approach, method of assessing and monitoring risks, approval authority, and exit strategy based on scenarios. The RIC approves all Product Programs.

(2) Credit Rating System
For corporate exposures, the Bank uses an internal credit rating system with the following characteristics:

- A high quality model is used to ensure a high level of discriminatory power
- Qualitative factors are incorporated
- Methodology is consistent with ratings issued by external rating agencies
- Consolidated financial statements are incorporated
- Ratings are consistent across industries

The Bank's credit model is designed, based on a set of data, to calculate obligor ratings that are consistent with external agency ratings. The quantitatively-derived ratings are then adjusted to account for various qualitative factors. The final determination of a rating is made by the Credit Ratings Committee (CRC). This approach ensures transparency as the details of the process must be understood and approved by members of the CRC. These ratings are also consistent with the obligor categorizations determined by self assessment.

The Bank's internal credit ratings are fundamental to the credit approval process, the credit risk monitoring process, and credit portfolio management. In addition to obligor ratings, the Bank determines facility ratings, taking specific characteristics of the transaction into account, based on the potential loss of each transaction.

Since January 2007, a credit rating system and facility rating system similar to those adopted in the Bank have been introduced in the analysis of major customers of lease receivables at Showa Leasing.

(3) Pool Classification
Given the large number of retail exposures, the Bank pools these exposures based on characteristics that create reasonably homogeneous sub-portfolios of borrowers. In this way, the Bank conducts timely and regular analysis of

both sub-portfolios of exposures as well as the entire Bank group's portfolio. The principal retail exposures to which pool classification is applied are housing loans originated by the Bank itself, the installment credit receivables of APLUS, and small-lot leasing transactions of Showa Leasing.

Portfolio-Based Credit Risk Management

(1) Monitoring System
The accumulation of a portfolio of exposures creates the possibility of concentration risk. The Portfolio and Risk Management Division (PRMD) analyzes such risks and monitors the diversification of the portfolio. Diversification is analyzed across industries, ratings, customer types, and corporate groups. Each month PRMD prepares a report for management on the Bank group's portfolio as well as on obligor ratings transition factors. On a quarterly basis, PRMD submits to the RIC a comprehensive report concerning the Bank group's portfolio including analysis of the factors driving diversification.

(2) Principal Credit Management Guidelines
The Foundation Internal Ratings-Based Approach (F-IRB) has been adopted by the Bank for calculation of credit risk-weighted assets for Basel II. In accordance with this approach, the Bank established Credit Risk Management Standards, which document the framework. This documentation also covers the details of the Bank's internal rating system, which covers rating design and operation, internal control, use of internal ratings, and risk quantification.

These Standards contain Shinsei Bank's Core Credit Policies, describing basic principles of the Bank's internal rating system. In addition, these Standards provide the details of management policy and procedures in the form of specific rules for each group of exposures in the portfolio.

Internal Control Roles and Responsibilities

The Bank group's internal control system for credit risk management has been set up in accordance with current regulations.

(1) Credit Risk Management
The risk management sections of the Bank and its subsidiaries undertake the roles and responsibilities for the Bank's management of its credit risk. Functions are divided into Credit Risk Management Sections, responsible for the management of each asset category, and the Credit Risk Control Section (a section specified in the Risk Management Group of the Bank), responsible for management across asset categories.

(2) The Board of Directors and the Management Committee
As the Bank is a "Company with Committees" *(iinkai setchi-gaisha)*, the authority to execute business operations is delegated to the Management Committee. The Management Committee makes operational business decisions. Specifically, the Management Committee grants approval for the establishment, revision and repeal of fundamental rules governing the design and operations of the Bank's internal rating system as well as the estimation and validation of parameters used in this system.

(3) Overall Executive Oversight
The Representative Executive Officers, Chief Financial Officer (CFO) and Group Head of Risk Management undertake this role and responsibility.

(4) Daily Operational Executive Oversight
The Group Head of Risk Management undertakes this role and responsibility.

(5) Audit Section
At least once a year, the Internal Audit Section evaluates the Bank's internal rating system and ensures the system is in compliance with existing regulations.

Application of the Internal Rating System

The Bank uses its own Internal Rating Systems for portfolios to which F-IRB Approach are applied. These items are listed in the "Exhibit" for each portfolio.

The internal rating system is applied to corporate and retail exposures as categorized below. The rules for applying the internal rating system are part of the Bank's overall Credit Risk Management Standards.

(1) Corporate Exposure
- Corporate exposure
- Financial institution exposure
- Sovereign exposure
- Non-recourse real estate loans (Specialized lending using slotting criteria)
- Credit trading claims
- Claims not subject to pool management
- Claims against individuals for the purpose of funding a business
- Claims against a business with exposure after "aggregation" (*nayose*) on a consolidated basis of ¥100 million or more

(2) Retail Exposure
Retail exposures are defined as
- Exposures subject to pool management, and
- Claims against an individual (except for a claim for the purpose of funding business operations), or claims against a corporation (including an individual with the purpose of funding a business) with an outstanding amount of less than ¥100 million after the "aggregation" *(nayose)* on a consolidated basis.

Features of these products and credit analysis standards may vary between the Bank and its subsidiaries. As such, specific pool classification systems for each product are applied at each entity, in accordance with established guidelines.

Estimation and Validation of Parameters

The approach for estimation and validation of parameters such as Probability of Default (PD), Loss Given Default (LGD), and Exposure at Default (EAD) is set forth in the Credit Risk Management Standards. Ratings, pool classifications and estimated parameters are also used for internal control. Depending on the specific characteristics of the Bank group's portfolios, the parameters used for internal control may differ from the parameters used in the course of calculating the regulatory capital ratio of the Bank group. The existence of differences and the rationale for such differences is stated in the guidelines for parameter estimation and validation.

Stress Tests

Specific implementation guidelines are established for stress tests used in the assessment of capital adequacy, and credit risk stress tests to assess the effect of certain specific conditions on the Bank's regulatory capital requirements. Stress test results are reported to senior management at least once a year.

Reserve Policy

A reserve for credit losses of the Bank and its subsidiaries is provided as detailed below, pursuant to the predetermined internal rules for providing such reserves according to the obligor categorizations based on the self assessment of their assets.

A general reserve for claims against normal obligors, need-caution obligors, and substandard obligors is provided based on the specific actual past loss experience.

A specific reserve for claims to possibly bankrupt, virtually bankrupt and legally bankrupt obligors is provided based on the full amount of the unsecured, un-guaranteed portion of the respective claims after a solvency assessment.

For claims against obligors that are possibly bankrupt (that is, those that are not presently bankrupt but are likely to go bankrupt in the future), a specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment performed for the amount of claims, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims against obligors that are legally bankrupt (due to bankruptcy, special liquidation, etc.) or virtually bankrupt, a specific reserve is provided based on the amount of claims, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

The reserve for loans to restructuring countries is provided based on the amount of expected losses due to the political and economic situation in each country.

Additionally, with regard to claims against possibly bankrupt obligors and substandard obligors, a reserve is provided based on the discounted cash flow method when the obligor's future cash flows for debt service are reasonably estimable and the balance of claims to such obligors is large.

Transition plan for moving from the Standardized Approach to F-IRB Approach for the portion of the Bank's portfolio to which F-IRB is not yet applied

F-IRB Approach will be applied at a future date to the one portfolio and three entities listed below. Currently, this portfolio and the portfolio of these three entities are considered to be comprised of "roll-out" exposures. The Bank follows the Standardized Approach for evaluating these exposures.

(1) Residential mortgages at the Bank — Because this business started in 2003, the Bank has not collected enough historical default data (especially for estimation of LGD) for F-IRB calculation. Once the Bank has collected sufficient historical default data (about five years), this portfolio will be transitioned to F-IRB.

(2)APLUS — APLUS became a subsidiary of the Bank in fiscal year 2004. The Bank decided not to make an official F-IRB application for APLUS at the end of March 2007 (the first year of Basel II implementation), and determined it is best to spend more time reviewing and refining pool classification of retail exposures. APLUS is working toward a transition to F-IRB as soon as possible.

(3)ZEN-NICHI SHINPAN — Zen-Nichi Shinpan became a subsidiary of APLUS in fiscal year 2005. Consequently, historical data is not sufficient for F-IRB calculations. The Bank group plans to apply for F-IRB treatment for this subsidiary after three years.

(4)SHINSEI BUSINESS FINANCE — Shinsei Business Finance was established in fiscal year 2002. Shinsei deferred F-IRB for this company due to lack of historical data and recent changes to rules for credit self assessment. The Bank group plans to apply for F-IRB treatment for this subsidiary after three years.

In the case of portfolios to which the Standardized Approach is applied, the Bank will use ratings from the following qualified rating agencies to determine exposure risk weights:

S&P, Moody's, Fitch, R&I, and JCR

Credit Risk Mitigation Policies and Procedures

(1) Policies and framework for mitigating credit risk
The Bank mitigates credit exposure with collateral and guarantees to reduce the credit risk of obligors. The Bank has a clear framework regarding methods for mitigating credit risk. Basic procedures and descriptions of controls as well as types of standard collateral, guarantees necessary in granting credit, evaluation methods for different types of credit and collateral, possible "haircuts" to collateral and regular revaluation of collateral are stipulated in the Bank's credit procedures.

(2) Controls concerning overall methods to mitigate credit risk
The Bank uses net exposure for capital calculations after netting deposit and loan claims. All collateral and guarantees are registered in a dedicated system. The information is linked to obligor and credit account data. Collateral and guarantees are revalued at least once a year. Perfection of security interest, currency, date and correlation between collateral and counterparty are checked. The Bank does not incorporate credit derivatives used for credit risk mitigation in capital calculations.

(3) Eligible financial asset collateral
Financial asset collateral types is defined by the Bank to include deposits, fixed income securities, equities, and commercial paper.

(4) Eligible collateralized claims
Collateral types in this category include commercial bills, rights to claim return of security deposits, rights to claim return of construction funds, loan receivables, leasing and sales installment receivables, and beneficial interests in trust.

(5) Eligible real estate collateral
Collateral types in this category include land and buildings, plants, and foundations including industrial foundations.

(6) Other asset-backed collateral
Eligible other asset-backed collateral is defined by the Bank as aircraft and ships.

(7) Guarantees
Guarantors are classified into the following categories: governments, central banks, municipalities, public institutions, credit guarantee associations, banks, general business entities, and individuals.

5. Policies and Procedures for Counterparties of Derivative Products and Transactions with a Long-Horizon Settlement Periods

Counterparty risk

Credit risk arising from market trading, such as derivatives, is controlled based on fair market value and estimation of future price volatility.

Allocation of credit limits

In order to accurately reflect the Bank's overall exposure, counterparty limits are added to any other credit exposure for each obligor.

Credit enhancement based on collateral and reserves

Credit enhancement measures are taken to mitigate the Bank's concerns regarding certain obligors' credit quality as well as concentration risk in the Bank's portfolio.

The Bank follows the guidelines outlined in the ISDA Credit Support Annex (CSA), which has been accepted by many financial institutions. Accordingly, reserves that are adequately marked to market are treated as normal claims

(seijo saiken). In the case that collateral coverage is below the mark-to-market exposure, reserves are determined according to the obligor's credit quality.

Possibility of the Bank posting additional collateral due to a decline in the Bank's credit quality

If the Bank's credit quality were to decline and be reflected as such in the assignment of lower external ratings, the Bank may be required to provide additional collateral to counterparties in transactions subject to the ISDA Credit Support Annex (CSA).

6. Securitization Exposure Risk Management Policies and Procedures

Bank Rules

The Bank is active in securitizations and manages securitization transactions as follows:

(1) Originator
For fundraising and balance sheet management purposes, the Bank securitizes loans; APLUS securitizes card credit receivables; and Life Housing Loan securitizes housing loans.

As an originator, the Bank manages the credit risk of its securitized transactions using the assumption that original debts are maintained on its books. Since the purpose of these transactions includes acquiring funds and managing the Bank's balance sheet, securitization transactions are a tool to control liquidity risk.

(2) Investor
The Bank invests in securitization transactions which are backed by various financial products.
The Bank also re-securitizes some securitized products which the Bank has purchased.

As a general rule, the Bank manages the risks arising from securitization exposure, according to the types of products based on the Bank's Product Programs. In each Product Program, the transaction approval authority, size of the line to be used, methods for management, risk-checking monitoring, and scenario-specific exit are defined.

When the Bank invests in and monitors securitization exposures, the Bank focuses on external ratings and their changes. In addition, the Bank assigns an internal rating to each transaction based on an analysis of actual and forecasted performance of the underlying assets.

The risks related to securitization exposures are properly recognized and managed. Risk Capital is calculated based on the internal rating assigned to each transaction. In addition, if the investments fall under the category of securities that do not have fair value or market value, the Bank recognizes and manages the risk through self-assessment.

The performance of underlying assets is monitored on an ongoing basis. In addition, the Bank monitors the impact of covenants and "triggers" on the risk of each securitization exposure. The status of each securitization exposure is reported to senior management on a monthly basis, and details are explained to the RIC on a quarterly basis by the Risk Management Group.

(3) Servicer
The Bank acts as a servicer when loans which were originated by the Bank are used as underlying assets in securitization.

Similarly, when financial assets originated by APLUS or Life Housing Loan are used as underlying assets for a securitization, APLUS or Life Housing Loan serves as a servicer.

(4) Swap provider
In some transactions wherein the Bank is the arranger, the Bank provides swaps in order to mitigate interest rate risk within a specified range.

Calculation Methods for Determining the Amount of Credit Risk in the Context of Securitization Exposure

Risk weights are calculated based on internal rules entitled Standards for Administering Risk Weight Calculation for Securitization Exposure. In general, the amount of credit risk assets related to securitization exposures is calculated using the Ratings-Based Approach (RBA).

In certain cases, where ratings have not been assigned by qualified rating agencies, the Risk Management Group and Finance Group may approve exceptions to using the RBA. For such transactions, the Bank has sufficient data to estimate PDs and LGDs of the original assets, and therefore can calculate the transaction-specific PDs, LGDs and credit risk amount based on the Supervisory Formula Approach.

Where no ratings are assigned by qualified rating agencies and no data are available for estimating the PDs and

LGDs of original assets, the Bank's investment amount is deducted from the Bank's regulatory capital.

Accounting Policy Adopted for Securitization Transactions

(1) When assets to be securitized are owned by the Bank, securitization assets are removed from the balance sheet and assignment of gains and losses are calculated based on the financial component *(zaimu-kousei-youso)* approach.

The assets sold and retained interests are recognized as separate components of a transfer of financial assets. Those components in the transferred assets are measured by allocating the previous carrying amount between the assets sold and retained interests based on the relative fair values at the time of transfer. Based on the calculated values of assets that are sold, gains or losses on the transfer are recognized.

However, when assets are securitized for fundraising purposes, the book value to be credited on the balance sheet is adjusted in order to prevent generating any initial profits, after removing the assets from the balance sheet using the financial component approach.

(2) When the Bank purchases securitized products, Accounting Standards for Financial Products apply to each financial asset.

(3) Fee income earned by the Bank in arranging securitization for other parties (no investment) are treated as non-interest income.

Qualified Rating Agencies Whose Ratings Are Used by the Bank in Determining Securitized Exposure Type-Specific Risk Weights:

S&P, Moody's, Fitch, R&I, and JCR

7. Market Risk Management Policies and Procedures

Definition of Market Risk

Market risk is defined as the risk associated with changes in the value of financial instruments as a result of fluctuations in exchange rates, interest rates, equity prices and other market-determined price mechanisms. Market risk is assumed to be inherent in all assets and liabilities as well as off-balance sheet transactions.

Market Risk Policies

The Bank manages market risk by segregating the overall balance sheet into a trading book and a banking book.

(1) *ALM Committee*: The Asset-Liability Management (ALM) Committee, chaired by the CEO, is the senior review and decision-making body for the management of all market risk related to ALM and the banking and trading books. The actual risk limits for ALM as well as trading, such as the value-at-risk or "VaR" method, are approved by the ALM Committee. The VaR method is a procedure for estimating the probability of portfolio losses exceeding specified thresholds based on a statistical analysis of historical market price trends, correlations and volatilities.

(2) *Market Risk Management Committee*: The Market Risk Management Committee serves as an arm of the ALM Committee and is chaired by the Head of Risk Management, with senior representatives from related divisions, including the CFO. The committee meets weekly to review detailed risk and liquidity reports from the Market Risk Management Division, which is responsible for objective and timely recognition, monitoring, and reporting of market risk in both the Bank's trading and banking operations. In addition to reporting risk information to management, administrative divisions and front office units, the Market Risk Management Division carries out regular risk analyses and recommendations.

(3) *Trading Activity*: While trading activity is carried out mainly on behalf of Bank customers, the Bank also engages in some proprietary trading activity. The allocated Risk Capital for proprietary trading is less than 10% of total Risk Capital allocated to market risk.

(4) *Limit Setting*: Setting limits is an important component of the Bank's risk control. Loss limits and VaR limits are approved by the CEO at the ALM Committee and communicated to the CFO. The CFO sets limits for business heads, who in turn assign limits to risk managers.

Market Risk Management System

The Group Treasury Division manages asset and liability risk arising from normal banking operations and the Capital Markets Division manages the active risk from the Bank's trading operations. The Group Treasury Division and each unit within the Capital Markets Division are assigned overall risk limits.

The Market Risk Management Division is responsible for the objective and timely recognition, monitoring and reporting of market risk in both the Bank's trading and banking operations. In addition to reporting risk information to management, administrative divisions and front office units, this division carries out regular risk analyses and recommendations. The transaction execution, operations and risk management sections operate independently, establishing a system of effective checks and balances.

The Bank has built a system capable of facilitating the recognition and management of market risk by quantifying this risk frequently, tracking it objectively, and making adjustments according to market trends.

Market risk management relies on a five-step process.
1. Construct a transaction information database.
2. Clarify data according to the nature of the risk.
3. Quantify the risk based on the characteristics and nature of the risk.
4. Summarize and report the overall risk calculation.
5. Determine appropriate adjustments based on the reported risk calculations.

To obtain a precise picture of the current risk position, transaction data must be accurate and complete. Measurement definitions must be valid, and valuation criteria such as rates and prices must be reliable. The Bank's market risk measurement system meets all of these requirements.

Market Risk Measurement Methodology

The Bank uses a Value-at-Risk (VaR) approach in its trading operations. For general market risk, an internal-model VaR calculation started from March 31, 2007 for Shinsei Bank, Shinsei Securities and the Bank's other subsidiaries. This internal model makes use of a Historical Simulation Method for all books except foreign exchange related risks where a variance-covariance method is used. Specific risk is reported using the Standardized Method. The VaR calculation uses a 99% confidence interval, 10 day horizon period and 250 observation days. Risk capital is measured on a presumed one-year holding period basis.

Market Risk Methodologies

		Trading	FX-related Risks except Trading
Shinsei Bank	General Market Risk	Internal model method • Historical Simulation Method except FX-related risks • A variance covariance method for FX-related risks	Standardized method
	Specific Risk	Standardized method	
Shinsei Securities	General Market Risk	Internal model method • Historical Simulation Method	Standardized method
	Specific Risk	Standardized method	
Other Subsidiaries		—	Standardized method

Mark-Down of Trading Assets: Trading assets are normally measured by market price, yields and rates. However, the value of certain assets may also be affected by credit risk or market liquidity risk. In such cases, two methods are used to mark down the value of trading assets.

1. Record provisions for losses on derivative transactions according to obligor classifications in the same manner as on-balance transactions by taking into account current exposures as well as potential future exposures.

2. Record costs for disposing of and reconstructing market-related positions as provisions related to market liquidity risk for derivative-related transactions in trading accounts.

VaR amounts as calculated at the end of March 2007 together with the high, mean, and low VaR in fiscal year 2006.

Millions of yen

	Consolidated	Non-consolidated
VaR at the end of year	1,980	1,847
VaR through this year		
High	2,339	2,076
Mean	1,665	1,427
Low	909	770

Internal Model Validation

The validity of the Bank's market-risk VaR model is verified through back-testing, which examines how frequently actual daily profit or loss exceeds daily VaR for a one-day holding period. Back-testing of the sample data for the fiscal year ended March 31, 2007 confirmed the continued reliability of the Bank's VaR model.

Using more than 6,000 data points for back-testing, the Bank compares daily the actual losses to estimated 1 day VaR to confirm the reliability of the VaR method for all trading divisions. The back-testing results are reported daily to the trading divisions and quarterly to senior management. The back-testing results for fiscal year 2006 show that the number of days in which Loss Amount exceeded VaR on a consolidated basis was zero.

Under the Internal Model method, the Bank has initiated stress testing using approximately 30 scenarios (five Discretionary Scenarios and 25 Non-Discretionary Scenarios, including six sigma shocks to simulate extremely unexpected events). Stress tests are produced on a weekly basis and reported to the Market Risk Management Committee.

Liquidity Risk Management

The Bank's ALM Committee is the senior review and decision-making body for the management of liquidity risk. The ALM Committee determines the overall limit for liquidity risk by establishing the short-term liquidity gap structure limits and minimum liquidity reserve levels. A liquidity gap structure and a minimum reserve are the principal management tools the Bank uses to monitor and manage liquidity.

The Bank's Liquidity Management Policy is reviewed and approved periodically by the ALM Committee. This policy stipulates the guidelines for appropriate liquidity risk management.

To quantify liquidity risk, the Bank has developed three liquidity forecast models:

- Business as Usual model: Forecasts the liquidity situation on an ongoing basis. The output of this model is an estimate of the funds the Bank needs to raise under normal circumstances.

- *Stress/Event model*: Forecasts liquidity under extraordinary circumstances. The output of this methodology is an estimate of the outflow of funds under extraordinary circumstances.

- *Contractual Maturity model*: Forecasts liquidity on the assumption that assets and liabilities will be liquidated at contracted maturity, based on certain assumptions. This model indicates how much the Bank needs to raise based on its actual contractual obligations.

The output of these models is carefully analyzed and presented monthly to the ALM Committee together with a recommendation on the liquidity gap structure and minimum reserve level, as well as the underlying rationale, which is determined as follows:

- The first test is that the Bank should be able to survive a crisis or emergency situation; this test is based on the assumptions relating to cash inflow and outflow in a time of crisis. The cumulative outflow over a specified period should not exceed available reserves.

- If available reserves are insufficient to meet the above test, action to remedy the situation, such as increasing reserves or changing our liability profile, must be taken.

- If available reserves are sufficient to meet the test, then reserves may be reduced, but only in a manner that the first stress or emergency survival test is still met and the liquidity gap at various times is within approved gap limits.

The Bank also develops and maintains contingency funding plans for liquidity, including the Bank's Liquidity Crisis Contingency Plan, which clarifies specific policies and measures to deal with a liquidity crisis. The Bank plans for the possibility that funding costs may increase, or funding may become otherwise difficult, due either to internal factors, such as a deterioration in the Bank's credit quality, or external factors such as a lack of cash liquidity in the market. These plans evaluate market-based funding capacity under various possible market conditions, and specify actions and procedures to be implemented under liquidity stress. Further, these plans address alternative sources of liquidity, measure the overall ability to fund the Bank's operations and define roles and responsibilities for effectively managing liquidity through a period of stress, including mandating the creation of a crisis management headquarters in the event of a liquidity crisis.

Daily liquidity reports based on this model are prepared by the Risk Management Group, which also circulates the reports to business managers and senior management for review and action as necessary. Detailed reviews are conducted monthly.

Equity Risk Management

The Bank's equity investments are in general approved by the RIC, based on their risk-return profile as investments. For certain fund investments, the RIC has approved a

Product Program approach by which the RIC delegates approval authority within the Program limit. For investments that do not meet the delegation criteria, RIC approval is needed.

The risk management methodology for each investment is determined to reflect its type and investment purpose. Each risk is recognized and monitored appropriately using VaR, Net Asset Value method, or a specifically-created Risk Capital calculation logic. For securities that do not have fair market values, self assessments are conducted.

Risks held within each Product Program are reported monthly to senior management. In addition, a detailed explanation is provided to the RIC on a quarterly basis by the Risk Management Group.

Banking Book Interest Rate Risk Management

(1) Interest Rate Risk Management Approach
The Bank's ALM Guidelines govern management of interest rate risk in the Bank's banking book. Risk is monitored on a daily basis. The ALM Committee meets on a monthly basis in order to provide management with appropriate and timely reports on the status of the Bank's interest rate risk exposure. This committee also reviews and makes decisions on future ALM policies and related topics. The purpose of comprehensively managing assets and liabilities is to optimize the overall interest income for the medium- to long-term by appropriately balancing interest rate risks on assets and liabilities and liquidity risks arising in the ordinary course of operations. This optimization is achieved by maintaining the appropriate balance between the following two approaches.

- *Static point of view*: Stabilize fluctuations and the range of changes in interest income based on the Bank's estimation by adjusting interest rate risks resulting from gaps in the amount of assets and liabilities, terms and the current interest rate conditions.

- *Active point of view*: Increase interest income by restructuring the present combination of assets and liabilities into a structure to generate more return per unit of risk.

Interest income is simulated in order to monitor risk status on both a net present value and accounting basis. The Bank monitors the shape of the yield curve and regularly analyzes scenarios such as sudden steepening or flattening of the yield curve. The impact of these scenario changes on assets and liabilities is also evaluated.

The approaches for handling particular types of exposures are as follows:

- Housing loan prepayments

Instead of using contractual maturity, the cash flows for housing loans are based on a particular prepayment ratio, which is determined using actual prepayment data for similar loans and pricing in the housing loan securitization market. These data are incorporated into the interest rate risk calculation for the banking book. Prepayment rates are reviewed as appropriate.

- Definition of core deposits

The Bank has adopted an internal model for determining the maturity of core deposits. This system defines customer-specific and currency-specific maturities of ordinary deposits. In particular, the anticipated residual maturity model, wherein a probability distribution is applied, has been used for determining the maturity of yen-denominated retail ordinary deposits which account for the majority of the Bank's deposits.

According to this model, the average term is about 1.7 to 1.8 years (the longest term is 5 years). The term changes depending on the profile of each deposit, which constitutes the total balance of ordinary deposits.

Regarding other corporate deposits and liquid foreign currency deposits, the average term of 10.5 months has been reflected in the interest rate risk calculation in the banking book.

The parameters and models for core deposits are reviewed as necessary.

(2) Stress scenarios and outlier criteria
In the context of the outlier criteria for the second pillar of Basel II, the Bank has adopted a 2% parallel-shift scenario. This measures fluctuation in the economic value of assets and liabilities on the banking book as a result of a 2% interest-rate shock. This scenario is consistent with the Bank's interest rate risk sensitivity analysis, which is used for internal control purposes. This approach enhances the clarity of the scenario analysis.

Amounts of gains (losses) from an interest-rate shock of 2% upward on the banking book at the end of March 2007.

Billions of yen

	Consolidated	Non-consolidated
JPY	(31.8)	(11.4)
USD	+1.8	+1.8
Other	+0.4	+0.4
Total	(29.5)	(9.1)

8. Operational Risk Management Policies and Procedures

Definition of Operational Risk

Operational risk refers to the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The Bank classifies operational risks into several risk categories, such as operations risk, compliance risk, labor-related risk, systems risk, extensive disaster risk, and material object risk, which are applied across the Bank and its consolidated subsidiaries.

Operational Risk Management System

Operational risk has several characteristics as follows:
- Inherent in any business activity
- Attributable to multiple factors
- Possesses diverse risk profiles that evolve depending on internal controls and the business environment
- Has potential to grow across risk categories

The Bank manages operational risk at multiple levels as follows:
- Management by business lines according to the nature of each business
- Cross-organizational management by designated management divisions (hereinafter "designated management divisions") for respective risk categories mentioned above such as operations risk and compliance risk
- Verification by the Internal Audit Division on the appropriateness and effectiveness of the overall risk management system
- Based on reports and proposals, the Management Committee makes decisions on important items, including general rules and change of organization related to operational risk management

The designated management divisions are independent from business lines, and are professionally well-versed to manage each risk category. The divisions develop uniform management standards and procedures, capture and evaluation of errors and irregularities, causal analysis and supporting establishment of recurrence prevention measures. Moreover, the designated management divisions meet on a monthly basis to share information, identify challenges and promote measures to take in each risk category, as well as to implement effective operational risk management.

Operational risk is recognized and evaluated through internal errors and irregularities that have occurred, and potential errors and irregularity scenarios that may occur less frequently but may have a significant impact. Uniform standards for collection and evaluation of errors and irregularities are established to capture and/or evaluate significant actual errors and/or irregularities on a regular basis. Procedures are determined to ensure that the potential error and irregularity scenarios for each business operation are specified and their frequency and severity are evaluated in a complete and appropriate manner on an at least an annual basis.

Such actual and potential errors and irregularities are reported to senior management and, based on an internal model (loss distribution approach), used in Risk Capital measurement for internal management purposes. Moreover, this information is used for insurance policies involving operational risks such as Banker's Blanket Bond insurance (BBB insurance), Errors & Omissions insurance (E&O insurance), and fire insurance.

Operational Risk Management Standards

Operational Risk Management Standards are a set of policies, standards, guidelines and procedures used to define the organizational framework, specific methods, and processes for operational risk management. They are composed of the following:

- Operational Risk Management Policy
- Specific management rules
- Management rules at consolidated subsidiaries

The Operational Risk Management Policy is the highest set of rules on operational risk management, and is established, revised and repealed only with the approval of the Management Committee. To ensure comprehensiveness and consistency in operational risk management within the Bank group, the Policy establishes risk definitions, governance and basic policies on operational risk management, and the basic framework for risk capture, evaluation, monitoring, reporting, control and mitigation.

Specific management rules include management standards and procedures for each respective operational risk category, and for new businesses and products. The rules are established, revised and repealed by the approval of the Management Committee and/or the group head in charge.

Management rules at each consolidated subsidiary are composed of comprehensive rules on overall operational risk management and specific rules for respective operational risk categories. Consolidated subsidiaries establish, revise, and repeal rules by the approval of their Board of Directors, according to their risk characteristics and specific internal controls. Their establishment, revision, and repeal are subject to prior discussions with and after-the-fact reports to the Bank to ensure consistency with the Bank's risk management rules.

Methodology to calculate Operational Risk under Basel II

The Standardized Approach is adopted by the Bank.

Amount of required capital for Operational Risk in fiscal year 2006.

	Millions of yen	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
The Standardized Approach	32,944	19,068

Principal "Credit Risk Management Guidelines"

Principal Rules	Covered Area: Internal Control	Covered Area: Rating System Design/ Operations	Covered Area: Estimation/ Validation of Parameters	Entity	Corporate Exposures: Business Corporations	Corporate Exposures: Financial Institutions	Corporate Exposures: Sovereign	Corporate Exposures: Equity	Corporate Exposures: Specialized Lending	Retail Exposures: Residential Mortgage	Retail Exposures: Qualifying Revolving	Retail Exposures: Other	Others: Funds	Others: Securitized Products	Others: Distress
I. Internal Rating Methodologies															
1. Overall															
• Shinsei Bank Core Credit Policies Chapter IV. Principles with respect to the Internal Rating System	●	●	●	Entire Group	●	●	●	●	●	●	●	●	●	●	●
• Comprehensive Standards for Internal Rating System of Retail Claims	●	●	●	Entire Group	-	-	-	-	-	●	●	●			
• Internal Control Concerning the Internal Rating System of Corporate Exposures	●	-	—	Entire Group	●	●	●	●	●	—	—	—			
2. Rating System Design/Operations and Risk Quantification															
(a) Bank															
• Credit Rating Handling Standards	—	●	-	Bank	●	●	●	●	-	-	-	-			
• Facility Rating Handling Standards	—	●	-	Bank	●	●	●	●	-	-	-	-			
• Internal Rating Standards for Specified Loan Claims	—	●	-	Bank	-	-	-	-	●	-	-	-			
• Rules for Estimation/Validation (Corporate Exposures)	—	●	●	Bank	●	●	●	●	-	-	-	-			
• Pool Classification of Purchased Housing Loan and Parameters Estimation/Validation Standards	—	-	●	Bank	-	-	-	-	-	●	-	●			
(b) Subsidiaries															
• Estimation/Validation Rules (Retail Exposures)	—	●	●	Entire Group	-	-	-	-	-	●	●	●			
• Showa Leasing: Rules for Internal Rating System	●	●	-	Showa Leasing	●	●	●	●	-	-	-	●			
• Showa Leasing: Credit Rating Handling Standards	—	●	-	Showa Leasing	●	●	●	●	-	-	-	●			
• Showa Leasing: Facility Rating Handling Standards	—	●	-	Showa Leasing	●	●	●	●	-	-	-	-			
• Showa Leasing: Parameters Estimation Standards	—	-	●	Showa Leasing	●	●	●	●	-	-	-	●			
• Showa Leasing: Policy for Implementing Internal Rating System	-	-	-	Showa Leasing	●	●	●	●	-	-	-	●			
• Life Housing Loan: Rules for Internal Rating System of Retail Exposures	●	●	●	Life Housing Loan	-	-	-	-	-	●	-	●			
3. Stress Test															
• Stress Test Implementation Rules for the Measurement of Regulatory Capital				Entire Group	●	●	●	●	●	●	●	●	●	●	●
4. Other Rules for Operating Internal Rating System															
• Comprehensive Standards for Measurement of Dilution Risks				Bank	●	●	●	-	●	●	●	●	-	●	●
• Standards for Measurement of Dilution Risks of Purchased Loans				Bank	●	●	●	-	●	●	●	●	-	●	●
5. Self-Assessment															
• Self-Assessment Standards (Bank)				Bank	●	●	●	●	●	●	●	●	●	●	●
• Self-Assessment Manual/Procedures (Subsidiary: Showa Leasing)				Showa Leasing	●	●	●	●	-	-	-	●			
• Self-Assessment Standards (Subsidiary: Life Housing Loan)				Life Housing Loan	-	-	-	-	-	●	-	●			
II. Role-Out Assets (from Standardized Approach to F-IRB Approach)															
1. Designing/Application of Rating System, Quantification of Rating System															
(a) Bank															
• Pool Handling Standards of Shinsei Housing Loan	—	●	-	Bank	-	-	-	-	-	●	-	-			
• Standards for Estimation/Verification of Parameters for Shinsei Housing Loan	—	-	●	Bank	-	-	-	-	-	●	-	-			
(b) Subsidiaries															
• APLUS: Credit Policy	●	-	-	APLUS	-	-	-	-	-	●	●	●			
• APLUS: Guidelines for Credit Risk Management	●	●	●	APLUS	-	-	-	-	-	●	●	●			
• APLUS: Rules for Pool	-	●	●	APLUS	-	-	-	-	-	●	●	●			
• APLUS: Rules for Estimation of Parameters	-	-	●	APLUS	-	-	-	-	-	●	●	●			

Covered Exposures (Basel Definitions)

Exhibit

Type of Exposures			Shinsei Bank (Non-Consolidated)	
			(a) Corporate Exposures, (b) Sovereign Exposures, (c) Exposures to Banks, and (d) Equity Exposures (Exposures to which Internal Rating and PD/LGD approach is applied)	(e) Specialized Lending
Type of Internal Rating Approaches to be Used			·Obligor rating based on the rating estimation model ·Facility rating based on the obligor ratings/expected losses	Rating in accordance with the capital rating structure model based on LTV.
Summary of Internal Rating System	Structure of Internal Rating System	Summary of Rating System	An internal obligor rating system has been adopted since February 2001. This system: ·Uses a highly precise model to obtain the ranking of creditworthiness and reflects appropriate qualitative factors ·Conforms with external rating agencies ·Applies on a consolidated basis ·Conforms the rating system across industries For categorizing each individual transaction, not only an obligor rating but also a facility rating system based on expected losses taking into account the status of the preservation of claims has been implemented since May 2001. Also, a facility rating in addition to the total amount of credit to an obligor group has been introduced to enable more appropriate credit judgment.	"Specialized Lending" refers to a claim whose source of recovery is solely dependent on the cash flow generated from a transaction such as a real property non-recourse loan. As the risk profile is different from that of general corporate exposure and also the frequency of occurrence of actual default is quite low, the framework of Basel II permits the classification into a designated category by using the Guideline for Judging Risks based on FSA Notification ("Slotting Criteria") and calculation of risk assets. This "Slotting Criteria" is applied for calculating required regulatory capital, and internal ratings are estimated through the following process. · Quantitative rating is estimated based on LTV. · Qualitative adjustments are made quantitative rating.
		Obligor Rating (Corporate) Facility Rating (Corporate)	**Obligor Rating** i) Model score: A quantitative model score is derived based on the financial data of a customer by applying a neural network model prepared by using external ratings as a benchmark. Financial data used calculation of model scores is the "Nikkei Needs Financial Information" and the "Shinsei Financial Analysis System Data". ii) Verification of reliability of obligor financial data iii) Overall adjustment: Unrealized profit or loss, external ratings, etc. Obligor ratings for Sovereign/Bank exposures are assigned based on specific rules as "Obligors Subject to Special Treatment". **Facility Rating** Derived on the basis of expected loss rate by taking into account the following factors. i) Probability of Default (PD) corresponding to an obligor rating/term of credit ii) Loss Given Default (LGD) corresponding to the status of credit enhancement of a facility. Facility rating system is not implemented for Equity exposures.	**Obligor Rating and Facility Rating** The obligor rating is derived based on the rating approach in line with the foregoing framework, however as the facility rating is directly calculated, no particular distinction is made between the obligor rating and the facility rating.
	Usage of Various Estimated Values (Use Test)		Facility rating is derived and assigned based on Expected Loss (EL) calculated from the PD corresponding to the credit rating. EL using the foregoing PD is also applied to pricing. PDs are used for calculating and allocating Risk Capital. No specific pricing rule with PD/LGD Approach for Equity exposures.	In the rating system, a rating derived in accordance with the above is also used for credit assessment of a transaction.
	Management of Internal Rating System and Validation Procedures	Management of Internal Rating System	Portfolio and Risk Management Division (PRMD) of the Bank is in charge of designing the rating system and rating's are assigned by the Credit Rating Committee. PRMD is in charge of estimation and validation of parameters. Internal Audit Division (IAD) of the Bank audits all these processes.	Financial Engineering Risk Management Division (FERM) of the Bank is in charge of the design/management of the rating system. FERM and PRMD are jointly in charge of validation. IAD audits all these processes.
		Validation Procedures	**Quantitative Validation** Model ratings and final credit ratings are validated in a manner as multifaceted as possible using Shinsei Bank data, Showa Leasing data and external databases. 1) Back Testing: using historical data, credit ratings goodness of fit, and Accuracy Ratio (AR) by segments such as industry and sales scale are validated. 2) Benchmarking: Comparison between internal and external ratings and mapping analysis are performed for the obligors having external ratings. **Qualitative Validation** Examinations of the newly defaulting obligors and rating transition analyses are conducted, and operations of individual assessments are examined.	The Bank validates the process by comparing simulated quantitative rating (based on quantitative data only) with a rating assigned by external agencies for CMBS transactions whose terms and conditions are available.
Summary of Rating Assignment Procedures for Each Portfolio	Rating Assignment Procedures		The assigned rating is approved by the Credit Rating Committee, an internal committee. Ratings are revised at least once a year.	FERM is in charge of the assignment of internal ratings and mapping to the slotting criteria.
	Estimation of Parameters		PDs of corporate exposures are estimated by defining a default as any of following: i) obligor categorization under self assessment falls to sub-standard (9B) or lower, ii) sale of claims at 30% economic loss, iii) amount of overdraft exceeds the maximum amount of the overdraft facility for 3 months. 1) Characterization of the Bank's internal data: Observation period is from end of March, 2001, and population is obligors with loan exposures in (a) - (c). 2) Estimated PD data of the population that is treated as the corporate exposures at Showa Leasing (observation period: from end of March 2003). 3) For obligors at 3 rank or higher where track record of default is scarce, the PDs are estimated based on corporate bond spreads. 4) For Sovereign exposures, estimated PD for 0A is 0.00% for required regulatory capital calculation purposes.	The mapping of internal ratings to the slotting criteria is as follows: i) Strong: 1AF - 4BF ii) Good: 4CF iii) Satisfactory: 5AF iv) Weak: 5BF - 6CF and 9AF

Exhibit

Type of Exposures			Shinsei Bank (Non-Consolidated)		Showa Leasing
			(f) Residential Mortgages (Housing Loans) [Roll-out Asset from Standardized Approach to F-IRB Approach]	(g) Purchased Residential Mortgages (A portion is classified as Purchased Other Retail Exposures)	(h) Corporate Exposures, (i) Sovereign Exposures
Type of Internal Rating Approaches to be Used			Pool classification based on a matrix of obligor and transaction attributes, and delinquency (Expected roll-out period: 5 years)	Pool classification by portfolio, and by delinquency status	Obligor rating based on a rating estimation model Facility rating based on an obligor rating/expected loss
Summary of Internal Rating System	Structure of Internal Rating System	Summary of Rating System	The criteria for pool classification is LTV (Loan to Value ratio) and DTI (Debt to Income ratio).	These exposures are housing loans originated by lenders other than the Bank, and purchased as portfolios by the Bank. Pools are classified on a portfolio basis, and delinquency basis. Business purposes loans collateralized by real estate to retail customers are classified as purchased other retail exposures or purchased corporate exposures.	An obligor rating system has been introduced that is identical to the system used at the Bank. Facility ratings based on EL for each transaction are established.
		Obligor Rating (Corporate) Facility Rating (Corporate) Pool Classification (Retail)	**Pool Classification** Criteria for pool classification are i) LTV, ii) DTI, and iii) delinquency.	**Pool Classification** Normal, Delinquent, and Default pools are established for each portfolio.	**Obligor Rating** Same as (a) and (b). **Facility Rating** The facility rating is established based on the EL of each transaction by reflecting the characteristics of risk profile of a transaction as well as the risk profile of an obligor.
	Usage of Various Estimated Values (Use Test)		PDs and LGDs are used for calculating and allocating Risk Capital.	PDs and LGDs are used for calculating and allocating Risk Capital.	· The facility rating is assigned based on EL using PD corresponding to the credit rating . · EL using PD is also applied to pricing. · PDs are used for calculating and allocating Risk Capital.
	Management of Internal Rating System and Validation Procedures	Management of Internal Rating System	Retail Banking Risk Management Division (RBRM) is in charge of rating system design. Retail Services Division (RSD) is in charge of the pool assignment, with confirmation by the Loan Product Division (LPD). RBRM oversees pool assignment process. PRMD estimates / validates parameters. IAD audits all these processes.	FERM is in charge of rating system design and pool assignment. FERM estimates / validates parameters with support by PRMD. IAD audits all these processes.	PRMD of the Bank and Credit Risk Management Section (CRMS) of the Company are jointly responsible for the design of the rating system, and CRMS of the Company is in charge of rating assignment. PRMD of the Bank is in charge of the final approval process of parameter estimation and validation. IAD of the Bank audits all these processes.
		Validation Procedures	**PD/LGD** Comparison of external data with internal historical data.	**PD** Binominal test, comparison with track record of defaults in other purchased housing loan portfolios and the Bank's housing loan portfolio. **LGD** Validation if estimated LGDs remain within a certain confidence level, and comparison with the track record of loss rate in other purchased housing portfolios.	Same as (a) and (b).
Summary of Rating Assignment Procedures for Each Portfolio	Rating Assignment Procedures		As part of loan approval process, RSD: assigns exposures to specific pools LPD: confirms pool assignment RBRM: oversees and controls pool assignment process	FERM is in charge of pool assignment.	CRMS of the Company is in charge of rating assignment.
	Estimation of Parameters		**Definition of Default** Any of following: i) 3 month delinquency, ii) relaxation of terms and conditions, iii) legal bankruptcy, iv) loan sales at 30% economic loss. **PD** Pools of Normal obligors: PDs on 6 month delinquency basis are estimated using financial data from the Japan Housing Finance Agency, and are adjusted to estimate PDs on 3 month delinquency. Pools of Need Caution obligors: PDs are estimated using the Bank group data. **LGD** LGD estimation model is developed for each collateral property type. **Exposure at Default (EAD)** EAD for on-balance sheet items is the outstanding amount of mortgages, and utilized amount of overdraft facilities. EAD for off-balance sheet items is 100% of undrawn amount of overdraft facilities.	**Definition of Default** Any of following: i) 3 month delinquency, ii) relaxation of terms and conditions, iii) legal bankruptcy, iv) receipt of notice for entrustment by legal counsel, v) payment in subrogation by guarantors, vi) acceleration, vii) loan sales at 30% economic loss. **PD** PDs are estimated based on historical data of each purchased housing loan portfolio. Period before loan purchase is also included in data observation period. **LGD** LGDs are estimated based on historical data of each purchased housing loan portfolio. Loss data of exposures paid in subrogation by guarantors is not used for LGD estimation. **EAD** EAD for on-balance sheet items is the outstanding balance of beneficiary interest in trust. EAD for off-balance sheet items is zero, since no undrawn amount exists.	Default is defined as any of following: i) 3 month delinquency, ii) relaxation of terms and conditions, iii) legal bankruptcy, iv) sales of receivables at 30% economic loss, v) Special Supervision or lower in self assessment of assets. PD estimation process is same as (a) and (b).

Exhibit

Type of Exposures			Showa Leasing	Life Housing Loan	APLUS
			(j) Other "Retail" Exposures (Small and Mid Sized Enterprises)	(k) Residential Mortgages (Some portion is classified as Other Retail Exposures)	(l) Residential Mortgages / Qualifying Revolving Retail / Other Retail Exposures [Roll-out Assets from Standardized Approach to F-IRB Approach]
Type of Internal Rating Approaches to be Used			Pool classification based on a matrix of obligor and transaction attributes, and delinquency	Pool classification based on a matrix of obligor and transaction attributes, and delinquency	Pool classification based on a matrix of obligor and transaction attributes, and delinquency (Expected roll-out period: 1 year)
Summary of Internal Rating System	Structure of Internal Rating System	Summary of Rating System	Small-lot lease receivables to corporate obligors in the Company are managed on pool basis, and are treated as "retail" exposures. A credit rating is assigned to each obligor based on such factors as whether equity of obligor is listed or not, size of annual income, length of business history, credit score granted by a credit agency. In addition, classification by type of asset leased is also implemented.	In addition to transaction-specific management, exposures are managed on a pool basis. Pools are classified by occupation of obligor, and initial loan amount. Seasoning factor is reflected in PD estimation process, not in pool classification. Business purposes loans to retail customers collateralized by real estate such as apartment loans are classified as other retail exposures or corporate exposures according to the amount.	Main portfolio is sales finance, classified as other retail exposures. Credit is also extended through credit / loan cards, classified as qualifying revolving retail exposures. The Company retains but no longer originates housing loans. A rating is assigned to each exposure. Ratings are risk grades based on obligor attributes, borrowing behavior information provided by credit information agencies, and transaction history with the company. For sales finance, pool classification is also determined by type of asset being financed. For card exposures, card type and card limit amount is employed as criteria of pool classification. Housing loan pools are classified by LTV and DTI.
		Pool Classification (Retail)	Criteria for pool classification are i) credit rating, ii) type of asset leased, and iii) obligor classification.	Criteria for pool classification are i) obligor occupation, ii) initial loan amount, and iii) delinquency.	Criteria for pool classification are as follows: Sales finance: i) rating, ii) type of asset financed, and iii) delinquency. Card exposure: i) rating, ii) card type, iii) card limit amount, and iv) delinquency. Housing loan: i) LTV, ii) DTI, and iii) delinquency.
	Usage of Various Estimated Values (Use Test)		PDs are reflected in pricing. For pricing purposes, LGDs are calculated assuming that defaulted exposures do not recover to non-default status. PDs and LGDs are used for calculating and allocating Risk Capital.	PDs and LGDs are used for calculating and allocating Risk Capital.	PDs, LGDs and Credit Conversion Factors (CCFs) are used for calculating and allocating Risk Capital.
	Management of Internal Rating System and Validation Procedures	Management of Internal Rating System	CRMS of the Company and PRMD of the Bank are jointly in charge of rating system design. Business Divisions/Branches of the Company assign exposures to pools, and CRMSs confirm and oversee pool assignment. CRMS and PRMD of the Bank jointly estimate and validate parameters, based on data provided by the Company. IAD of the Bank audits all these processes.	CRMS of the Company and PRMD of the Bank are jointly in charge of rating system design. Business Divisions/Branches of the Company assign exposures to pools, and CRMS confirms and oversees pool assignment. CRMS and PRMD of the Bank jointly estimate and validate parameters, based on data provided by the Company. IAD of the Bank audits all these processes.	CRMS of the Company and PRMD of the Bank are jointly in charge of rating system design. Business Divisions/Branches of the Company assign exposures to pools, and CRMS confirms and oversees pool assignment. CRMS and PRMD of the Bank jointly estimate and validate parameters, based on data provided by the Company. IAD of the Bank audits all these processes.
		Validation Procedures	<u>PD</u> Binominal test, and verification of PDs and ratings goodness of fit. <u>LGD</u> Validation if estimated LGDs are remaining within a certain confidence level. <u>Pool Classification</u> Validation by Accuracy Ratio (AR).	<u>PD</u> Binominal test, and confirmation of status of PD by year since loan origination to observe seasoning effect. <u>LGD</u> Validation if estimated LGDs remain within a certain confidence level.	<u>PD</u> Binominal test, and verification of PDs and ratings goodness of fit. <u>LGD</u> Validation if estimated LGDs are remaining within a certain confidence level. <u>Pool Classification</u> Validation by Accuracy Ratio (AR).
Summary of Rating Assignment Procedures for Each Portfolio	Rating Assignment Procedures		As part of approval process, Business Divisions/Branches of the Company assign exposures to pools, and CRMSs of the Company confirm pool assignment, and oversee and control overall pool assignment processes.	As part of approval process, Business Divisions/Branches of the Company assign exposures to pools, and CRMS of the Company confirms pool assignment and oversees and controls overall pool assignment processes.	Business Divisions/Branches of the Company assign exposures based on guidance provided by CRMS of the Company, and CRMS confirms pool assignment and controls overall pool assignment processes. For housing loan portfolio, no pool assignment process exists, since such loans are no longer originated.
	Estimation of Parameters		<u>Definition of Default</u> Any of following: i) 3 month delinquency, ii) relaxation of terms and conditions, iii) legal bankruptcy, iv) sales of receivables at 30% economic loss, v) Special Supervision or lower in self assessment of assets. <u>PD</u> PDs are estimated on the Company's historical data. <u>LGD</u> LGDs are estimated on the Company's historical data. <u>EAD</u> EAD for on-balance sheet items is defined as outstanding balance in compliance with U. S. Financial Accounting Standards Board (FASB). EAD for off-balance sheet items is zero, since no undrawn amount exists. <u>Data Observation Period</u> From April 2002 to September 2006.	<u>Definition of Default</u> Any of following: i) 3 month delinquency, ii) relaxation of terms and conditions, iii) legal bankruptcy, iv) acceleration, v) loan sales 30% economic loss. <u>PD</u> PDs are estimated on the Company's historical data, and adjusted taking seasoning effect into account. <u>LGD</u> LGDs are estimated on the Company's historical data. <u>EAD</u> EAD for on-balance sheet items is the outstanding amount of residential mortgages. EAD for off-balance sheet items is zero, since no undrawn amount exists. <u>Data Observation Period</u> From April 2000 to September 2006.	<u>Definition of Default</u> Any of following: i) 3 month delinquency, ii) relaxation of terms and conditions, iii) legal bankruptcy, iv) reconciliation / mediation, v) sales of claims at 30% economic loss. <u>PD</u> PDs are estimated on the Company's historical data. <u>LGD</u> LGDs are estimated on the Company's historical data. <u>EAD</u> EAD for on-balance sheet items is the outstanding amount of principal + uncollected commissions + uncollected interest + uncollected guarantee fee. EAD for off-balance sheet items is calculated by undrawn amount of card exposures multiplied by Credit Conversion Factor (CCF). CCF is estimated for each card type, using historical data of the Company. <u>Data Observation Period</u> From April 2001 to September 2006 for sales finance and card receivables.

Attachment 1: Shinsei Bank Corporate Credit Rating System

Credit Rating Categories	Corresponding Ratings Assigned by R& I	Summary
0A		1. Japanese Government, BOJ 2. Goverment-affiliated agencies, expected high certainty from strong backup by the Government.
1A	AAA	Highest capability to meet its financial commitments on the obligations and many other positive factors.
2A	AA+	Very high capability to meet its financial commitment on the obligation and other positive factors.
2B	AA	
2C	AA–	
3A	A+	High capability to meet its financial commitments on the obligations and some good factors.
3B	A	
3C	A–	
4A	BBB+	There is adequate certainty of the fulfillment of obligations, but there are also some factors requiring attention in the event of serious adverse economic conditions in the future.
4B	BBB	
4C	BBB–	
5A	BB+	No problem regarding the certainty of the fulfillment of obligations for the time being, but some factors need to be closely watched in the event of adverse economic conditions in the future.
5B	BB	
5C	BB–	
6A	B+	No problem regarding the certainty of the fulfillment of obligations in the present situation, but special supervision is needed to monitor the trends in business performance and the protection of credit exposure.
6B	B	
6C	B–	
9A		Classified as "Need Caution" at the self-assessment
9B		Classified as "Sub-Standard" at the self-assessment
9C		Classified as "Possibly Bankrupt" at the self-assessment
9D		Classified as "Virtually Bankrupt" at the self-assessment
9E		Classified as "Bankrupt" at the self-assessment

Attachment 2: Showa Leasing Corporate Credit Rating System

Credit Rating Categories	Corresponding Ratings Assigned by R& I	Summary
0A		1. Japanese Government, BOJ 2. Goverment-affiliated agencies, expected high certainty from strong backup by the Government.
1A	AAA	Highest capability to meet its financial commitments on the obligations and many other positive factors.
2A	AA+	Very high capability to meet its financial commitment on the obligation and other positive factors.
2B	AA	
2C	AA–	
3A	A+	High capability to meet its financial commitments on the obligations and some good factors.
3B	A	
3C	A–	
4A	BBB+	There is adequate certainty of the fulfillment of obligations, but there are also some factors requiring attention in the event of serious adverse economic conditions in the future.
4B	BBB	
4C	BBB–	
5A	BB+	No problem regarding the certainty of the fulfillment of obligations for the time being, but some factors need to be closely watched in the event of adverse economic conditions in the future.
5B	BB	
5C	BB–	
6A	B+	No problem regarding the certainty of the fulfillment of obligations in the present situation, but special supervision is needed to monitor the trends in business performance and the protection of
6B	B	
6C	B–	
X1		Classified as "Need Caution" at the self-assessment
X2		Classified as "Sub-Standard" at the self-assessment
X3		Classified as "Possibly Bankrupt" at the self-assessment
X4		Classified as "Virtually Bankrupt" at the self-assessment
X5		Classified as "Bankrupt" at the self-assessment

Attachment 3: Showa Leasing Retail Credit Rating System

Credit Rating Categories	Summary
1	1. Sovereign 2. A company listed on a stock exchange (excluding markets for developing corporations such as TSE Mothers) or a company judged to be similar to these listed companies.
2	A company listed on a stock exchange (measing markets for developing corporations such as TSE Mothers) or a company judged to be similar to these listed companies.
3	A company with excess debt, a company posting deficit in two consecutive fiscal years, a company with negative capital account
4	A company judged to be not falling under any of other ranks.
5	A company using a vendor platform alliance or similar transactions.
Need Caution	Classified as "Need Caution" at the self-assessment
Default	Classified as "Sub-standard" at the self-assessment
	Classified as "Possibly Bankrupt" at the self-assessment
	Classified as "Virtually Bankrupt" at the self-assessment
	Classified as "Bankrupt" at the self-assessment

Quantitative Disclosure

(as of March 31, 2007)

1. Names of unconsolidated subsidiaries with lower level of capital than required level of adequacy capital and amount of shortage.

Most of the 90 unconsolidated subsidiaries are special purpose companies (SPCs) or Limited Partnerships (LPs) for leverage leasing. As the economic risk associated with leveraged leasing has been hedged in these subsidiaries, the amount of invested equity is equal to applicable loss limits.

2. Capital Structure

Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations"–"Capital Ratio" for capital calculation details. The Bank was not required to deduct any excess deferred tax assets which banks are prohibited from including in their Tier I capital. The Bank has no Tier III capital.

3. Capital Adequacy

Amount of required capital for credit risk (excluding equities exposure and regarded-method exposure)

(1) Portfolios under the Standardized Approach (SA)

	Millions of yen	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
Shinsei Home Loans	15,363	15,363
APLUS Group	97,886	—
Subsidiaries of Showa Leasing	4,521	—
Other subsidiaries	12,613	—

(2) Portfolios under the Internal Ratings-Based Approach (IRB)

	Millions of yen	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
Corporate	190,428	181,358
Sovereign	7,272	7,262
Bank	54,054	54,245
Residential mortgage	3,334	—
Other retails	10,227	—
Total	265,318	242,866
Securitization Exposure	17,880	16,982

Amount of required capital for equity exposure under IRB

	Millions of yen	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
Market-Based Approach		
Simplified Method	19,499	23,508
PD/LGD Method	9,005	39,443
Total	28,504	62,951

Amount of required capital for regarded-method exposure under IRB

	Millions of yen	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
Regarded Exposure	52,297	52,452

Amount of required capital for Market Risk

	Millions of yen	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
The Standardized Approach		
(Specific Risk)	9,445	11,790
Interest rate risk	9,019	8,851
Equity position risk	210	—
FX risk	215	2,939
The Standardized Approach		
(General Market Risk)	341	—
The Internal Models Approach		
(IMA) (General Market Risk)	5,911	5,911

Amount of required capital for Operational Risk

	Millions of yen	
	Required capital amount (Consolidated)	Required capital amount (Non-consolidated)
The Standardized Approach	32,944	19,068

Total Capital Adequacy Ratio and Tier I Capital Ratio

	Consolidated	Non-consolidated
Total Capital Adequacy Ratio	13.13%	18.79%
Tier I Capital Ratio	8.11%	12.81%

Total required capital (Domestic Criteria)

	Millions of yen	
	Consolidated	Non-consolidated
Total required capital	633,519	361,377

4. Credit Risk Exposure (excluding Securitization and Regarded Exposure)

Amount of Credit Risk Exposure

Geographic, Industries or Counterparties (Non-consolidated)

	Millions of yen			
		Amount of Credit Risk Exposure		
	Total	Loans, etc.(*1)	Securities(*2)	Derivatives(*3)
Manufacturing	275,969	273,758	201	2,008
Agriculture	900	900	—	—
Mining	8,116	8,116	—	—
Construction	39,520	34,678	4,772	69
Electric power, gap, water supply	109,363	109,249	36	76
Information and communication	32,268	31,668	—	600
Transportation	303,926	282,212	8,200	13,514
Wholesale and retail	123,143	122,377	50	714
Finance and insurance	1,516,344	1,240,889	154,315	121,138
Real estate	1,737,065	1,572,892	162,711	1,461
Services	490,049	402,314	82,999	4,735
Government	852,613	49,161	801,045	2,406
Individuals	589,335	589,335	—	—
Others	184	184		—
Domestic Total	6,078,801	4,717,741	1,214,334	146,725
Foreign	1,288,641	580,372	253,589	454,679
Bank Total	7,367,442	5,298,113	1,467,924	601,405
To 1 year	2,671,660	1,965,580	514,867	191,153
1 to 3 years	2,082,340	1,550,186	412,755	119,398
3 to 5 years	1,277,886	836,688	278,382	162,815
Over 5 years	1,201,523	864,113	209,371	128,039
Undated	134,092	81,544	52,547	—
Bank Total	7,367,442	5,298,113	1,467,924	601,405

(*1), (*2), (*3) Refer to Notes on p. 174

Geographic, Industries or Counterparties (Consolidated)

	Millions of yen			
		Amount of Credit Risk Exposure		
	Total	Loans, etc.[*1]	Securities[*2]	Derivatives[*3]
Manufacturing	391,226	389,016	201	2,008
Agriculture	1,426	1,426	—	—
Mining	8,800	8,800	—	—
Construction	57,619	52,778	4,772	69
Electric power, gap, water supply	110,261	110,148	36	76
Information and communication	38,816	38,216	—	600
Transportation	323,546	301,831	8,200	13,514
Wholesale and retail	213,784	213,019	50	714
Finance and insurance	1,378,891	1,104,822	154,310	119,757
Real estate	1,718,485	1,554,312	162,711	1,461
Services	678,207	590,730	82,951	4,526
Government	860,990	54,407	804,175	2,406
Individuals	2,333,663	2,333,663	—	—
Others	48,936	48,936	—	—
Domestic Total	8,164,658	6,802,110	1,217,411	145,135
Foreign	1,226,246	531,681	240,296	454,268
Total	9,390,904	7,333,792	1,457,708	599,403
To 1 year	2,670,089	1,964,821	514,546	190,721
1 to 3 years	2,827,687	2,295,444	412,822	119,421
3 to 5 years	1,762,843	1,318,043	281,902	162,897
Over 5 years	1,934,132	1,611,825	195,942	126,364
Undated	196,151	141,656	52,494	—
Consolidated Total	9,390,904	7,333,792	1,457,708	599,403

Notes:
(*1) Including total exposure, operating assets and securitized original assets originated from these exposures, excluding purchased receivables
(*2) Excluding Equity exposures
(*3) Credit equivalent amount basis

Amount of default exposure before partial write-off

Geographic, Industries or Counterparties

	Millions of yen	
	Default Exposure	
	Consolidated	Non-consolidated
Manufacturing	4,896	4,439
Agriculture	0	—
Mining	71	—
Construction	6,110	6,023
Electric power, gap, water supply	—	—
Information and communication	443	—
Transportation	9,031	8,911
Wholesale and retail	10,659	10,133
Finance and insurance	593	1,536
Real estate	4,235	2,135
Services	6,532	3,959
Government	—	—
Individuals	86,731	3,038
Others	866	—
Domestic Total	130,173	40,177
Foreign	3,384	3,384
Total	133,557	43,561

Amounts of loan loss reserves (general, specific, country risk) before partial write-off

Consolidated

	Millions of yen		
	Start Amount	Change Amount	End Amount
General	89,043	12,225	101,268
Specific	83,926	1,829	85,756
Country	5	3	9
Total	172,975	14,058	187,033

Non-consolidated

	Millions of yen		
	Start Amount	Change Amount	End Amount
General	60,220	5,214	65,434
Specific	53,637	(5,724)	47,912
Country	5	3	9
Total	113,863	(506)	113,356

Geographic (Consolidated)

	Millions of yen			
		Reserve Amount		
	Total	General	Specific	Country
Domestic	167,650	85,274	82,377	—
Foreign	19,383	15,994	3,379	9
Total	187,033	101,268	85,756	9

Geographic (Non-consolidated)

	Millions of yen			
		Reserve Amount		
	Total	General	Specific	Country
Domestic	92,350	47,817	44,533	—
Foreign	21,005	17,616	3,379	9
Total	113,356	65,434	47,912	9

Industries or Counterparties

	Millions of yen	
	Reserve Amount	
	Consolidated	Non-consolidated
Manufacturing	3,497	3,441
Agriculture	6	6
Mining	43	28
Construction	2,389	2,368
Electric power, gap, water supply	346	346
Information and communication	216	216
Transportation	10,905	10,900
Wholesale and retail	5,993	5,868
Finance and insurance	14,838	16,497
Real estate	13,924	14,158
Services	3,510	3,254
Government	—	—
Individuals	74,903	2,761
Others	32,510	32,503
Foreign	19,383	21,005
Non-classified	4,564	—
Total	187,033	113,356

Amount of write-offs

Industries or Counterparties

	Millions of yen	
	Amount of write-off	
	Consolidated	Non-consolidated
Manufacturing	234	—
Agriculture	2	2
Mining	—	—
Construction	277	238
Electric power, gap, water supply	—	—
Information and communication	—	—
Transportation	15	0
Wholesale and retail	115	—
Finance and insurance	—	—
Real estate	—	—
Services	100	—
Government	—	—
Individuals	1	1
Others	—	—
Non-classified	7	—
Total	754	242

Amount of Exposures under SA (after credit risk mitigation)

	Millions of yen			
	Consolidated		Non-consolidated	
	Rated	Unrated	Rated	Unrated
0%	700	5,649	—	—
10%	—	2,304	—	—
20%	244,038	38,050	—	—
35%	—	548,707	—	548,707
50%	259	16,419	—	—
75%	—	1,171,061	—	—
100%	47	492,354	—	—
150%	—	1,394	—	—
350%	—	—	—	—
Capital Deduction	—	—	—	—
Total	245,046	2,275,943	—	548,707

Specialized Lending Exposure under slotting criteria and Equity Exposure under Market-Based Simplified Method

(1) Specialized Lending excluding high-volatility commercial real estate

	Millions of yen
Risk weight ratio	Amount of Exposure
50%	54,012
70%	396,314
90%	36,646
115%	121,412
250%	21,283
0% (Default)	—
Total	629,668

(2) Specialized Lending for high-volatility commercial real estate

	Millions of yen
Risk weight ratio	Amount of Exposure
70%	1,049
95%	67,435
120%	13,267
140%	83,076
250%	54,735
0% (Default)	—
Total	219,564

(3) Equity Exposure under Market-Based Simplified Method

	Millions of yen	
Risk weight ratio	Amount Consolidated	Amount Non-consolidated
300%	386	208
400%	57,195	93,841
Total	57,582	94,050

Portfolios under IRB excluding the amount of exposures under SA (after credit risk mitigation)

(1) Estimated average PD, LGD, Risk Weight Ratio, and Exposure at Default (EAD) (on-balance and off-balance) for Corporate, Sovereign, and Bank exposure

Corporate (Consolidated)

	Millions of yen (except percentages)				
Credit rating	PD	LGD(*1)	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.03%	45.00%	24.09%	24,608	81
1	0.03%	45.00%	20.70%	26,262	56
2	0.05%	44.94%	19.35%	270,886	39,223
3	0.11%	45.02%	29.51%	743,525	103,768
4	0.25%	45.14%	45.00%	639,749	112,133
5	0.81%	44.68%	75.86%	329,223	75,589
6	2.33%	39.78%	100.05%	212,436	7,957
9A	15.42%	45.10%	236.97%	304,190	10,070
Default	100.00%	43.43%	—	38,352	727

Sovereign (Consolidated)

	Millions of yen (except percentages)				
Credit rating	PD	LGD(*1)	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.00%	45.00%	0.00%	1,523,646	22,849
1	0.03%	45.00%	9.58%	14,629	—
2	0.05%	45.00%	20.06%	128,112	33,129
3	0.08%	44.93%	29.29%	86,670	4,926
4	0.37%	45.00%	54.27%	1,167	—
5	1.29%	45.00%	132.75%	2	—
6	3.04%	45.00%	111.23%	12	662
9A	15.41%	45.00%	243.11%	6,913	8
Default	100.00%	45.00%	—	59	—

Bank (Consolidated)

	Millions of yen (except percentages)				
Credit rating	PD	LGD(*1)	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.03%	45.00%	7.58%	0	—
1	0.03%	45.00%	13.12%	8,544	115
2	0.05%	45.23%	20.97%	279,684	317,781
3	0.09%	42.92%	24.62%	80,532	49,360
4	0.29%	45.00%	61.12%	6,042	12,617
5	0.91%	45.00%	112.35%	—	10,304
6	1.91%	45.00%	144.21%	2,625	6,863
9A	15.09%	44.37%	221.70%	19,382	124,827
Default	—	—	—	—	—

Corporate (Non-consolidated)

	Millions of yen (except percentages)				
Credit rating	PD	LGD(*1)	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.03%	45.00%	24.08%	24,588	81
1	0.03%	45.00%	20.67%	25,623	56
2	0.05%	44.94%	19.38%	266,251	39,223
3	0.11%	45.02%	29.60%	718,895	103,768
4	0.23%	45.11%	41.54%	820,824	118,040
5	0.79%	44.59%	75.84%	237,729	75,589
6	2.31%	38.30%	97.38%	163,797	7,957
9A	15.42%	45.10%	236.78%	305,312	10,070
Default	100.00%	43.35%	—	36,305	727

Sovereign (Non-consolidated)

	Millions of yen (except percentages)				
Credit rating	PD	LGD(*1)	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	0.00%	45.00%	0.00%	1,519,762	22,849
1	0.03%	45.00%	9.58%	14,620	—
2	0.05%	45.00%	20.07%	127,903	33,129
3	0.08%	44.93%	29.29%	86,435	4,926
4	0.37%	45.00%	54.27%	1,167	—
5	1.29%	45.00%	132.75%	2	—
6	3.04%	45.00%	111.23%	12	662
9A	15.40%	45.00%	243.11%	6,913	8
Default	100.00%	45.00%	—	59	—

Note:
(*1) LGD after credit risk mitigation

Bank (Non-consolidated)

	Millions of yen (except percentages)				
Credit rating	PD	LGD(*1)	Risk Weight	EAD (on-balance)	EAD (off-balance)
0	—	—	—	—	—
1	0.03%	45.00%	13.12%	8,544	115
2	0.05%	45.23%	20.95%	279,153	317,781
3	0.10%	45.78%	25.13%	76,452	40,855
4	0.25%	45.00%	49.61%	15,682	15,621
5	0.91%	45.00%	112.35%	—	10,304
6	1.91%	45.00%	144.21%	2,625	6,863
9A	15.41%	45.32%	221.09%	19,381	121,801
Default	—	—	—	—	—

Note:
(*1) LGD after credit risk mitigation

(2) Estimated average PD, Risk Weight Ratio, and amount of exposure under Equity Exposure under PD/LGD method

	Millions of yen (except percentages)			
Credit rating	PD	LGD	Risk Weight	Amount
0	0.03%	90.00%	300.00%	9
1	—	—	—	—
2	0.05%	90.00%	219.25%	8,904
3	0.12%	90.00%	200.03%	3,125
4	0.34%	90.00%	261.28%	8,686
5	1.17%	90.00%	272.17%	17,756
6	1.76%	90.00%	428.14%	18
9A	15.53%	90.00%	508.73%	1,077
Default	—	—	—	—

(3) Estimated average PD, LGD, Risk Weight Ratio, and Exposure at Default (EAD) (on- and off-balance) for Residential Mortgage Exposure and Other Retail Exposure

Residential Mortgage Exposure

		Millions of yen (except percentages)			
Pool	Entity (*1)	PD	LGD (*2)	Risk Weight	EAD (on-balance)
1-a (*1)	LHL	0.49%	36.70%	28.20%	10,764
1-b (*1)	LHL	0.51%	37.20%	29.41%	25,665
2-a (*1)	LHL	0.50%	36.70%	28.61%	7,230
2-b (*1)	LHL	0.84%	37.20%	41.48%	35,353
Need Caution	LHL	59.53%	37.13%	160.27%	296
Default	LHL	100.00%	37.15%	0.00%	1,939

Note:
(*1) "1" or "2" means obligor attribute and "a" or "b" means transaction attribute

Other Retail Exposure

		Millions of yen (except percentages)			
Pool	Entity (*1)	PD	LGD(*2)	Risk Weight	EAD (on-balance)
CR1(*3)	SL	0.31%	48.52%	26.20%	18,078
CR2(*3)	SL	0.71%	48.71%	42.24%	77,426
CR3(*3)	SL	1.42%	48.58%	56.58%	19,441
CR4(*3)	SL	1.89%	48.79%	61.96%	53,954
CR5(*3)	SL	7.18%	56.30%	87.03%	7,954
Need Caution	SL	80.25%	46.39%	68.31%	891
Default	SL	100.00%	50.02%	—	1,364
1-a (*4)	LHL	0.49%	36.70%	26.09%	1,747
1-b (*4)	LHL	0.51%	37.20%	27.05%	7,114
2-a (*4)	LHL	0.50%	36.70%	26.39%	748
2-b (*4)	LHL	0.84%	37.20%	35.00%	4,342
Need Caution	LHL	59.53%	36.70%	86.91%	16

Notes:
(*1) "LHL" means Life Housing Loan and "SL" means Showa Leasing
(*2) LGD is shown after Credit Risk Mitigation
(*3) Summarization of multiple pools. CR stands for credit rating
(*4) "1" or "2" means obligor attribute and "a" or "b" means transaction attribute

Comparative results of actual losses and expected losses for the last two years under F-IRB Approach

	Millions of yen	
Fiscal year	2005	2006
Results of Actual Losses (a)	9,007	7,476
Expected Losses (b)	9,372	9,282
Differences ((b) – (a))	365	1,806

The above matrix shows the results of default (downgrade below substandard) losses (increase of reserve, write-offs, and loss on sale) for the fiscal years 2005 and 2006 for the Bank's non-default corporate exposure at the start of the fiscal year, with expected losses calculated using estimated PD at the end of March 2007.

Several companies contributed to the losses in the two fiscal years. Results of losses were less than or equal to expected loss each year.

5. Credit Risk Mitigation (CRM)

Covered amount of CRM by collateral

IRB

	Millions of yen	
	Eligible financial collateral	Other eligible IRB collateral
Corporate	45,285	155,325
Sovereign	—	268
Bank	—	—
Total	45,285	155,593

Covered amount of CRM by guarantee

	Millions of yen	
	Consolidated	Non-consolidated
SA Exposures	—	—
IRB Exposures	161,243	161,243
Corporate	45,026	45,026
Sovereign	98,717	98,717
Bank	17,500	17,500
Residential mortgage	—	—
Other retail	—	—

6. Counterparty Credit Risk of Derivatives

(1) Measurement of EAD
Current Exposure Method

(2) Total amount of gross positive fair value
Consolidated ¥95,196 million
Non-consolidated ¥94,625 million

(3) EAD before CRM

	Millions of yen	
	Consolidated	Non-consolidated
FX related	204,817	205,246
Gold related	107,768	109,171
Equity related	57,105	19,380
Commodity related	—	—
Credit derivatives	127,179	127,254
Others	140,352	140,352
Total	637,223	601,405

(4) Net of: (2) + amount of gross add-on – (3)
Zero.

(5) Amount covered collateral
Zero.

(6) EAD after CRM
Refer to (3) (No change from EAD before CRM)

(7) Nominal amount of credit derivatives which have counterparty risk

	Millions of yen	
Nominal amount	Protection-buy	Protection-sell
Single Name	1,031,826	1,018,677
Multi Name	43,600	6,800

(8) Nominal amount of credit derivatives which cover exposures by CRM
Zero.

7. Securitization

Securitization exposure originated by the Bank group

(1) Amount of original assets
Securitization by transfer of assets

	Millions of yen
Type of original assets	Amount of original asset
Residential mortgage	645,173
Consumer loan	144,089
Commercial real estate loan	—
Corporate loan	353,967
Others	—
Total	1,143,230

Note: Includes originally securitized assets originated by the Bank group in fiscal year 2006, even though the Bank group had no exposure to these particular assets as of March 31, 2007

(2) Amount of default exposure including original assets
Securitization by transfer of assets

	Millions of yen
Type of original assets	Amount of Default
Residential mortgage	11,379
Consumer loan	305
Commercial real estate loan	—
Corporate loan	34,039
Others	—
Total	45,724

(3) Amount of Securitization exposure the Bank group has by type pf original assets
Securitization by transfer of assets

	Millions of yen
Type of original assets	Amount of Exposure
Residential mortgage	71,648
Consumer loan	77,330
Corporate loan	77,156
Others	1,786
Total	227,922

(4) Amount of Securitization exposure and required capital, the Bank group has by risk weight ratio
Securitization by transfer of assets

	Millions of yen	
Band of risk weight ratio	Amount	Required Capital amount
To 12%	52,287	292
Over 12% to 20%	—	—
Over 20% to 50%	—	—
Over 50% to 75%	—	—
Over 75% to 100%	—	—
Over 100% to 250%	—	—
Over 250% to 425%	—	—
Over 425%	—	—
Total	52,287	292

(5) Amount of increase of capital by securitization (to be deducted from Tier I capital)

	Millions of yen	
Type of original assets	Consolidated	Non-consolidated
Residential mortgage	10,242	10,242
Consumer loan	2,547	370
Commercial real estate loan	—	—
Others	3,770	3,770
Total	16,561	14,384

(6) Amount of Securitization exposure which should be deducted from capital by the Accord Article 247

	Millions of yen	
Type of original assets	Consolidated	Non-consolidated
Residential mortgage	15,348	15,348
Consumer loan	—	—
Commercial real estate loan	—	—
Others	1,786	1,786
Total	17,135	17,135

(7) Securitization Exposure subject to early amortization
None.

(8) Summary of current year's securitization activities including amount of exposure securitized, and recognized gain/loss by original asset type.

In fiscal year 2006, the Bank securitized ¥65.6 billion, including ¥50.4 billion senior beneficial interests backed by a pool of residential mortgage loan receivables originated by a regional bank, and recognized a ¥0.1 billion gain.

(9)Amount of credit risk asset of securitization under SA subject to the Accord Supplementary Provision 15

¥66.8 billion of credit risk asset of Securitization exposure comprised primarily of APLUS's card and installment receivables.

Securitization exposure in which the Bank group invests

(1) Amount of securitization exposure the Bank group has by type of original asset

Type of original assets	Millions of yen Amount of original asset
Residential mortgage	75,155
Consumer loan	19,114
Commercial real estate loan	20,506
Corporate loan	172,075
Others	263,877
Total	550,728

(2) Amount of Securitization exposure and required capital for the Bank group by risk weight ratio

Band of risk weight ratio	Millions of yen Amount	 Required Capital amount
To 12%	191,941	1,211
Over 12% to 20%	104,137	1,311
Over 20% to 50%	170,032	4,925
Over 50% to 75%	23,716	1,423
Over 75% to 100%	1,668	133
Over 100% to 250%	5,775	1,155
Over 250% to 425%	1,831	622
Over 425%	—	—
Total	499,104	10,782

(3) Amount of Securitization exposure which should be deducted from capital (under accord Article 247)

Type of original assets	Millions of yen Consolidated	 Non-consolidated
Residential mortgage	11,162	11,162
Consumer loan	2,459	3,041
Commercial real estate loan	3,392	3,392
Corporate loan	8,760	8,760
Others	25,848	25,848
Total	51,624	52,206

8. Market Risk (under Internal Model Approach)

VaR at the end of March 2007 and the high, mean, and low VaR

	Millions of yen Consolidated	 Non-consolidated
VaR at the end of fiscal year	1,980	1,847
VaR through this fiscal year		
High	2,339	2,076
Mean	1,665	1,427
Low	909	770

Based on VaR back-testing for fiscal year 2006, the trading portfolio experienced no losses that exceeded the specified VaR threshold

9. Equity Exposure in Banking Book

Book Value and Fair value

(1) Listed Equity Exposure ¥386 million
(2) Unlisted Equity Exposure ¥57,195 million

Gain or loss on sale or depreciation of equity exposure

	Millions of yen Consolidated	 Non-consolidated
Gain/Loss on sale	7,257	6,337
Loss of depreciation	909	824

Unrealized gain or loss which is recognized on Balance Sheet and not recognized on Profit and Loss Statement.

Consolidated ¥1,006 million
Non-consolidated ¥(260) million

Unrealized gain or loss which is not recognized on Balance Sheet and not recognized on Profit and Loss Statement.

	Millions of yen Consolidated	 Non-consolidated
Equity to subsidiaries and affiliates	—	6,622

Amount of equity exposure under grandfathering rule subject to the Accord Supplementary Provision 13

The amount was ¥14,252 million.

10. Amount of regarded exposure under the Accord Article 167

The amount was ¥67,649 million.

11. Interest Rate Risk in the Banking Book (IRRBB) – the increase/decrease in economic value for upward/downward rate shocks according to management's method for IRRBB.

The gain (loss) from an upward interest rate shock of 2% in the banking book as of March 31, 2007 is shown below:

	Billions of yen Consolidated	 Non-consolidated
JPY	(31.8)	(11.4)
USD	+1.8	+1.8
Others	+0.4	+0.4
Total	(29.5)	(9.1)

Organization

As of May 24, 2007


Board of Directors
CEO
Management Committee
Internal Audit Division
(Investigation Department)
Nomination Committee
(Office of Corporate Secretary)
Audit Committee
Office of Audit Committee
Compensation Committee
(Human Resources Division)
Office of Strategy Management
Office of CLO
Human Resources Division
Legal and Corporate Governance Group (LCG)
Office of Corporate Secretary
Compliance Division
Legal Division
Investor Administration Office
Institutional Banking Group (IBG)
IB Business Division
New York Representative Office
Office of CIO
Asset Management Division
Capital Markets Division
Process Control Division
Corporate Banking Business Sub-Group
Strategic Business Unit I ~ V
Priority Business Unit I ~ III
Corporate Business Unit I ~ III
Business Development Unit
Finance Company Business Unit
Business Solution Unit
Osaka Strategic Business Unit
Osaka Corporate Business Unit
(Unit at Specific Branch)*1
Real Estate Finance Sub-Group
Real Estate Finance Division
Real Estate Business Division
Advisory Sub-Group
Corporate Advisory Division
Corporate Business Solutions Sub-Group
International Principal Finance Division
Corporate Revitalization Division
Private Equity Division
Credit Trading Division
Real Estate Principal Investment Division
Specialty Finance Division
Healthcare Transactions Division
Financial Institutions Business Sub-Group
FIBD I
FIBD II
(Unit at Specific Branch)*1
FIPSD
Osaka FIPSD
Public Sector Finance Sub-Group
(Unit at Specific Branch)*2
Consumer and Commercial Finance Sub-Group
Retail Banking Group (RBG)
Marketing Division
Customer Advocacy Division
(Customer Service Department)
Platinum Banking Division
Head Office SFC
(Ginza Annex)
(Ginza Corridor Street Annex)
(Kyobashi Annex)
(Nihombashi Annex)
Sapporo SFC
Sendai SFC
Kanazawa SFC
Omiya SFC
Kashiwa SFC
LaLaport SFC
Tokyo SFC
Ikebukuro SFC
Ueno SFC
Kichijoji SFC
Shinjuku SFC
(Shinjuku South Annex)
Shiodome SIO-SITE SFC
Roppongi Hills SFC
(Keyakizakadori Annex)
Shibuya SFC
(Omotesando Hills Annex)
Hiroo SFC
Meguro SFC
Futakotamagawa SFC
Hachioji SFC
Yokohama SFC
Fujisawa SFC
Nagoya SFC
Kyoto SFC
Osaka SFC
Umeda SFC
(Hankyu-Umeda Annex)
Namba SFC
(Shinsaibashi Annex)
Kobe SFC
Hiroshima SFC
Takamatsu SFC
Fukuoka SFC
Direct Banking Division
Channel Planning Division
Wealth Management Division
Retail Products Division
Loan Products Division
Retail Business Division
Retail Business Strategy Division
Excellence in Banking Division
Retail Compliance Division
Retail Services Sub-Group
Retail Services Division
Channel Management Division
Retail Technology Division
Finance Group (FNG)
Group Business Controlling Division
Group Regulatory Accounting and Tax Division
Group Treasury Division
Group Financial Accounting Division
Group Investor Relations Division
Capital Markets and Treasury Product Control Division
Group Financial Strategies Division
Group Financial Projects Division
(Basel II Project Management Department)
Group Corporate Development Division
Group J-SOX Program Office
Office of CFO
Banking Infrastructure Group (BIG)
Control Sub-Group
Operations Planning and Administration Division
Technology Sub-Group
Information Technology Division
Technology Support Division
Operations Sub-Group
Operations Services Division—Grand Cayman Branch
Operations Support Division
Centralized Operations Division
Risk Management Group (RMG)
Portfolio and Risk Management Division
Market Risk Management Division
Credit Risk Division
Financial Engineering Risk Management Division
Retail Banking Risk Management Division
Risk Management Planning and Policy Division
Operational Risk Management Division
Corporate Affairs Group (CAG)
Corporate Communications Division
(Social and Cultural Contribution Promotion Department)
Office of Brand Management
General Services Division
Credit Assessment Division

*1 Sapporo, Sendai, Kanazawa, Nagoya, Hiroshima, Takamatsu and Fukuoka
*2 Sendai, Nagoya, Takamatsu, Fukuoka

Abbreviations:
FIBD: Financial Institutions Business Division
FIPSD: Financial Institutions Business and Public Sector Finance Division
SFC: Shinsei Financial Center

Directors and Executives

As of June 19, 2007

Board of Directors

Thierry Porté	President, CEO, Shinsei Bank, Limited
Junji Sugiyama	Chairman, Shinsei Bank, Limited
Michael J. Boskin*	Professor, Stanford University
Emilio Botín*	Chairman, Grupo Santander
J. Christopher Flowers*	Chairman, J. C. Flowers & Co., LLC
Shigeru Kani*	Former Director, Administration Department, The Bank of Japan, Professor, Yokohama College of Commerce
Fred H. Langhammer*	Chairman, Global Affairs, The Estée Lauder Companies, Inc.
Minoru Makihara*	Senior Corporate Advisor, Mitsubishi Corporation
Yasuharu Nagashima*	Lawyer
Lucio A. Noto*	Former Vice Chairman, Exxon Mobil Corporation
Nobuaki Ogawa*	Lawyer
Hiroyuki Takahashi*	Former Director, Japan Corporate Auditors Association
John S. Wadsworth, Jr.*	Advisory Director, Morgan Stanley
Teruaki Yamamoto	Director, Vice Chairman, APLUS Co., Ltd.

Notes: 1. * Outside Directors
2. Committee memberships:
Nomination Committee: Minoru Makihara (Chairman); Michael J. Boskin, J. Christopher Flowers, Lucio A. Noto, Thierry Porté
Audit Committee: Hiroyuki Takahashi (Chairman); Shigeru Kani, Yasuharu Nagashima, Nobuaki Ogawa
Compensation Committee: J. Christopher Flowers (Chairman); Emilio Botín, Fred H. Langhammer, Minoru Makihara, John S. Wadsworth, Jr.

Senior Advisors

Takashi Imai	Senior Advisor, Honorary Chairman, Nippon Steel Corporation
John S. Reed	Former Chairman, Citigroup Inc.
Paul A. Volcker	Former Chairman, Board of Governors of the Federal Reserve System
Masamoto Yashiro	Former Chairman and CEO, Shinsei Bank, Limited

Statutory Executive Officers

Representative Statutory Executive Officer, President, Chief Executive Officer	Thierry Porté
Representative Statutory Executive Officer, Chairman	Junji Sugiyama
Senior Managing Executive Officer, Group Chief Information Officer, Head of Banking Infrastructure Group	Dhananjaya Dvivedi
Senior Managing Executive Officer, Chief Financial Officer	Rahul Gupta
Senior Managing Executive Officer, Head of Institutional Banking Group (Financial Institutions and Public Sector), Head of Financial Institutions Business Sub-Group	Masazumi Kato
Senior Managing Executive Officer, Head and Chief Executive of Institutional Banking Group	Sang-Ho Sohn
Senior Managing Executive Officer, Head and Chief Operating Officer of Retail Banking Group	Hirotaka Terai
Senior Managing Executive Officer, Head of Institutional Banking Group (Corpoarte Clients)	Junzo Tomii
Managing Executive Officer, Head of Corporate Affairs Group	Kazumi Kojima
Statutory Executive Officer, Head of Public Sector Finance Sub-Group	Kazuya Fujimoto
Statutory Executive Officer, General Manager of Office of Strategy Management	Norio Funayama
Statutory Executive Officer, General Manager of Financial Institutions Business and Public Sector Finance Division	Michimasa Honda
Statutory Executive Officer, Head of Operations Sub-Group, Head of Retail Services Sub-Group	Michiyuki Okano
Statutory Executive Officer, Head of Technology Sub-Group	Yoshikazu Sato
Statutory Executive Officer, General Manager of Osaka Branch, General Manager (Special Assignment) of Corporate Banking Business Sub-Group	Takashi Tsuchiya

Advisor

Janak Raj	Advisor to the President

Employees

Non-consolidated, as of March 31, 2007, 2006 and 2005

	2007	2006	2005
Number of Employees	**2,248**	2,094	2,041
Male	**1,210**	1,135	1,165
Female	**1,038**	959	876
Average age	**38 years 1 month**	37 years 8 months	37 years 4 months
Average years of service	**9 years 9 months**	10 years 2 months	10 years 6 months

Major Subsidiaries and Affiliates

As of March 31, 2007

Major Domestic Subsidiaries

Name	Location	Main business	Capital (Millions of yen)	Equity stake held by Shinsei Bank and consolidated subsidiaries (%)		
					Equity stake held by Shinsei Bank	Equity stake held by consolidated subsidiaries of Shinsei Bank
Shinsei Trust & Banking Co., Ltd.	Tokyo, Japan	Trust banking	¥5,000	100.0%	100.0%	—%
Shinsei Information Technology Co., Ltd.	Tokyo, Japan	Information technology	100	100.0	100.0	—
Shinsei Securities Co., Ltd.	Tokyo, Japan	Securities	5,500	100.0	100.0	—
Shinsei Investment Management Co., Ltd.	Tokyo, Japan	Investment trust and discretionary investment advising	495	100.0	100.0	—
Chowa Tatemono Co., Ltd.	Tokyo, Japan	Real estate leasing	10	100.0	100.0	—
Shinsei Property Finance Co., Ltd.	Tokyo, Japan	Real estate collateral finance	250	100.0	100.0	—
Shinseigin Finance Co., Ltd.	Tokyo, Japan	Finance	10	100.0	100.0	—
Shinsei Servicing Company	Tokyo, Japan	Servicing business	500	100.0	—	100.0
APLUS Co., Ltd.	Osaka, Japan	Installment credit	25,000	68.9	—	68.9
Zen-Nichi Shinpan Co., Ltd.	Okayama, Japan	Installment credit	1,000	97.3	—	97.3
Showa Leasing Co., Ltd.	Tokyo, Japan	Leasing	24,300	96.3	96.3	—
Showa Auto Rental & Leasing Co., Ltd.	Tokyo, Japan	Leasing	300	100.0	—	100.0

Major Overseas Subsidiaries

Name	Location	Main business	Capital	Equity stake held by Shinsei Bank and consolidated subsidiaries (%)		
					Equity stake held by Shinsei Bank	Equity stake held by consolidated subsidiaries of Shinsei Bank
Shinsei Bank Finance N.V.	Curaçao, Netherlands Antilles	Finance	$2.1 million	100.0%	100.0%	—%
Shinsei Capital (USA), Ltd.	Wilmington, Delaware, USA	Finance	$0.0 million	100.0	100.0	—
Shinsei International Limited	London, UK	Securities	£3 million	100.0	100.0	—
Shinsei Finance (Cayman), Limited	Grand Cayman, Cayman Islands	Finance	$795.25 million	100.0	100.0	—
Shinsei Finance II (Cayman), Limited	Grand Cayman, Cayman Islands	Finance	$715.35 million	100.0	100.0	—

Affiliates Accounted for Using the Equity Method

Name	Location	Main business	Capital	Equity stake held by Shinsei Bank and consolidated subsidiaries (%)		
					Equity stake held by Shinsei Bank	Equity stake held by consolidated subsidiaries of Shinsei Bank
SHINKI Co., Ltd.	Tokyo, Japan	Financing for individuals and small businesses	¥12,665 million	36.4%	36.4%	—%
Raffia Capital Co., Ltd.	Tokyo, Japan	Private equity fund management	¥10 million	50.0	50.0	—
Hillcot Holdings Limited	Hamilton, Bermuda	Holding company	$24,000	33.7	33.7	—
Jih Sun Financial Holding Co., Ltd.	Taipei, Taiwan	Finance	NT$40,628 million	32.9	—	32.9
Rakuten-Mortgage Co., Ltd.	Tokyo, Japan	Housing loan	¥500 million	50.0	50.0	—
Macquarie Shinsei Advisory Co., Ltd.	Tokyo, Japan	Investment advisory	¥400 million	50.0	50.0	—

Corporate Information

Established
1952

Fiscal Year
From April 1 to March 31

Paid-in Capital
¥451,296 million

Number of Shares Authorized
Common Shares(*1):
2,500,000,000
Preferred Shares:
674,528,000

Number of Shares Issued
Common Shares(*2, 3):
1,473,570,944
Preferred Shares:
Class A 74,528,000
Class B 300,000,000

Ten Largest Shareholders(*4)

Rank	Shareholder	Thousands of Common Shares	%
1	The Chase Manhattan Bank, N.A. London	133,306	9.04
2	State Street Bank and Trust Company	110,122	7.47
3	Shinsei Bank, Limited	96,418	6.54
4	J. Christopher Flowers	92,670	6.28
5	Santander Investment SA, C. Central Valores	65,184	4.42
6	State Street Bank and Trust Company 505103	48,502	3.29
7	The Master Trust Bank of Japan, Ltd. (Trust Account)	39,131	2.65
8	Japan Trustee Services Bank, Ltd. (Trust Account)	29,846	2.02
9	Mellon Bank N.A. as Agent for its Client Mellon Omnibus US Pension	28,219	1.91
10	The Bank of New York, Treaty JASDEC Account	22,810	1.54
11	Bank of New York (Hero & Company)	19,542	1.32

(As of March 31, 2007)

(*1) Reduced from 5,000,000,000 to 2,500,000,000 on July 29, 2003.
(*2) There was a 1-for-2 reverse stock split on July 29, 2003.
(*3) Since February 19, 2004, the Bank's common shares have been listed on the First Section of the Tokyo Stock Exchange.
(*4) 1. Based on the number of shares held in which such shareholder has the beneficiary interest and to the extent such information is available to the Bank.
2. Mr. J. Christopher Flowers is a director of the Bank.

Network

Americas:
New York Representative Office
Shinsei Capital (USA), Ltd.
Grand Cayman Branch
Shinsei Bank Finance N.V.

Domestic Branches:
Head Office (Tokyo)
Ginza Annex
Ginza Corridor Street Annex
Kyobashi Annex
Nihombashi Annex
Sapporo Branch
Sendai Branch
Kanazawa Branch
Omiya Branch
Kashiwa Branch
LaLaport Branch
Tokyo Branch
Ikebukuro Branch
Ueno Branch
Kichijoji Branch
Shinjuku Branch
Shinjuku South Annex
Shiodome SIO-SITE Branch
Roppongi Hills Branch
Keyakizakadori Annex
Shibuya Branch
Omotesando Hills Annex
Hiroo Branch
Meguro Branch
Futakotamagawa Branch
Hachioji Branch
Yokohama Branch
Fujisawa Branch
Nagoya Branch
Kyoto Branch
Osaka Branch
Umeda Branch
Hankyu-Umeda Annex
Namba Branch
Shinsaibashi Annex
Kobe Branch
Hiroshima Branch
Takamatsu Branch
Fukuoka Branch

(As of May 24, 2007)

Domestic Sub-Branches (ATM only):
Tokyo Metro stations
38 locations
Keikyu Station Bank
37 locations
Other train stations
9 locations
Other
90 locations

(As of May 24, 2007)

Co-managed under a tie-up with Seven Bank, Ltd.
11,893 locations

(As of May 31, 2007)

Our bilingual web site provides a wide range of information covering our retail and institutional businesses, corporate data and investor relations.



Retail

http://www.shinseibank.com/english/

The Retail web site provides information on our comprehensive retail account, *PowerFlex*. Customers can log on to our internet banking service, Shinsei *PowerDirect*, submit requests for information on *PowerFlex* and apply to open an account. Product offerings, campaigns, branch and ATM information, and detailed explanations on foreign currency deposits and investment trusts are covered in the Retail site.



Institutional

http://www.shinseibank.com/institutional/en/

Our Institutional web site provides information for our institutional customers on our solutions, products and services. It also contains details of our branches and affiliates.



Small Business

http://www.shinseibank.com/nonbank/en/

The Small Business web site provides information on unsecured and secured loans for small business owners. It also contains introductions to our consumer and commercial finance subsidiaries.



About Shinsei Bank

http://www.shinseibank.com/investors/en/about/

This web site provides information on our strategy and corporate profile, and lists our board members and management. It also contains news releases and ratings information.



Investor Relations

http://www.shinseibank.com/investors/en/ir/

The Investor Relations web site covers performance highlights and selected financial information, share price information, disclosure materials (annual reports, interim reports) and share administration information. It also provides webcasts of investors' meetings on financial results.

For further information, please contact:
Group Investor Relations Division
Shinsei Bank, Limited
1-8, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-8501, Japan
Tel: 81-3-5511-5111 Fax: 81-3-5511-5505
URL: http://www.shinseibank.com
E-mail: Shinsei_IR@shinseibank.com

END